Exhibit 99.1
Pony AI Inc. Supplemental and Updated Disclosures
Pony AI Inc. (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong King Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (the “Listing”) of its Class A ordinary shares (the “Shares”), with a par value US$0.0005 per share, on the Main Board of the Hong Kong Stock Exchange together with an initial public offering of the Shares on the Hong Kong Stock Exchange ( the “Offering”).
The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2024 Form 20-F and other disclosures furnished on Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Application.
There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements and information relating to us and our subsidiaries that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this exhibit, the words “aim,” “anticipate,” “aspire,” “believe,” “could,” “expect,” “going forward,” “intend,” “may,” “ought to,” “plan,” “project,” “schedule,” “seek,” “should,” “target,” “vision,” “will,” “would,” and the negative of these words and other similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect the current views of our management with respect to future events, operations, liquidity and capital resources, some of which may not materialize or may change. These statements are subject to certain risks, uncertainties and assumptions, including the risk factors as described in “Risk Factors” and elsewhere in this exhibit, some of which are beyond our control and may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. The risks and uncertainties facing us which could affect the accuracy of forward-looking statements include, but are not limited to, the following:
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our operations and business prospects;

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future developments, trends and conditions in the industries and markets in which we operate or plan to operate;

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general economic, political and business conditions in the markets in which we operate, including but not limited to interest rates, foreign exchange rates;

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changes to the regulatory environment in the industries and markets in which we operate;

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our ability to maintain relationship with, and the actions and developments affecting, our major business partners, suppliers and future customers;

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our ability to maintain the market positions and the actions and developments of our competitors;

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our ability to effectively control costs and operating expenses;

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the ability of business partners to perform in accordance with contractual terms and specifications;

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our ability to retain senior management and key personnel and recruit qualified staff;

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our business strategies and plans to achieve these strategies, including our business development plans, commercialization strategies and geographic expansion plans; and

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all other risks and uncertainties described in “Risk Factors.”

By their nature, certain disclosures relating to these and other risks are only estimates and should one or more of these uncertainties or risks, among others, materialize, actual results may vary materially from those estimated, anticipated or projected, as well as from historical results. Specifically, but without limitation, sales could decrease, costs could increase, capital costs could increase, capital investment could be delayed and anticipated improvements in performance might not be fully realized.
Subject to the requirements of applicable laws, rules and regulations, we do not have any and undertake no obligation to update or otherwise revise the forward-looking statements in this exhibit, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this exhibit might not occur in the way we expect or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements in this exhibit are qualified by reference to the cautionary statements in this section as well as the risks and uncertainties discussed in the section headed “Risk Factors” in this exhibit.
In this exhibit, statements of or references to our intentions or those of our Directors are made as of the date of this exhibit. Any such information may change in light of future developments.

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RISK FACTORS

RISKS RELATED TO OUR BUSINESS AND INDUSTRY
Autonomous driving is an emerging and rapidly evolving technology and involves significant risks and uncertainties.
The autonomous driving industry can be characterized by a significant number of technical and commercial challenges, including an expectation for better-than-human driving performance, substantial funding requirements, long vehicle development lead times, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image, and real-world operation of new technologies. If we are not able to overcome these challenges, our business, prospects, financial condition, and results of operations will be negatively impacted and our efforts to create a commercially viable business may not materialize at all.
Our autonomous driving technology is highly dependent on, among other factors, our proprietary AV software modules, as well as on our partnerships with various third parties such as OEMs, service providers and other suppliers. We develop our Level 4 autonomous driving technology, and work with OEMs, TNCs, logistics platforms, service providers and other suppliers to deploy and scale our technology.
We cannot assure you that our technology will succeed commercially. In addition, there can be no assurance that our data analytics and artificial intelligence technologies can predict every single potential issue that may arise during the operation of the Level 4 autonomous vehicles deployed with our technologies. For example, while we have been optimizing our technology and algorithms in terms of handling non-compliant driving behavior of other cars on the road, we may not always be able to accurately predict the trajectory that a particular road agent is contemplating, and plan and execute our Level 4 autonomous vehicle’s route accordingly.
Specifically, the successful development of our Level 4 autonomous driving technologies involves many challenges and uncertainties, including:
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achieving sufficiently safe autonomous driving performance and earning recognition from regulatory agencies, our partners, users and the general public;

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finalizing autonomous driving system design, specification, and vehicle integration;

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successfully completing system testing, validation, and safety approvals;

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obtaining additional approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses and certifications;

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building and maintaining business partnerships for our R&D and commercialization activities;

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complying with laws and regulations that constantly evolve, such as laws and regulations with respect to accidents and product liabilities;

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preserving intellectual property rights; and

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continuing to fund and maintain our technology development activities.

Our limited operating history makes it difficult to predict future prospects, as our past financial results are not indicative of future trends while we are still in the early stage of commercializing our technologies and diversifying our customer base.
We commenced our operations in 2016, began testing on public roads in 2017, and launched our first public facing services in 2018. Our relatively limited operating history makes it difficult to evaluate our current business and prospects and to forecast our future growth. The risks and challenges we have faced or expect to face include our ability to:
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continue to develop and successfully commercialize our autonomous driving technology at scale;

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properly price our products and services;

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plan for and manage capital expenditures for our current and future products;

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hire, integrate and retain talented people at all levels of our organization;

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establish and expand our customer base;

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forecast our revenue, budget for and manage our expenses as well as improving operational efficiency;

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attract new partners and retain existing partners;

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navigate an evolving and complex regulatory environment;

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manage our supply chain and supplier relationships;

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maintain a reliable, secure, high-performance, and scalable technology infrastructure;

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anticipate and respond to changes in the markets in which we operate, including technological developments and changes in competitive landscape;

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build a well-recognized and reputable brand;

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effectively manage our growth and business operations, including the impacts of unforeseen market changes on our business; and

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successfully develop new solutions, features and applications to enhance user experience.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above, as well as those described elsewhere in this section, our business, financial condition and results of operations could be adversely affected.
Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. In particular, our historical revenues, cost mix, margin profile and financial results in general are not indicative of future trends as we are still in a nascent stage of commercializing our technologies and diversifying our customer base based on our go-to market strategies. For example, our robotruck services had a relatively low gross profit margin at its current early stage of commercialization and our robotaxi services had historically only generated a minimal amount of passenger fare revenues due to promotions and discounts offered by us, both of which may not be indicative of their respective future trends. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.
If we are no longer able to benefit from our business cooperation with Sinotrans and other related parties, our business may be adversely affected.
Our strategic partner and related party, Sinotrans, is China’s largest freight logistics company, according to CIFA. Our robotruck business has benefited from this partnership, which has enabled us to operate both Level 2+ trucks and Level 4 autonomous trucks throughout Sinotrans’ certain existing logistics network. In 2022, we (as the controlling shareholder) and Sinotrans jointly established Cyantron Group, a company currently offering paid transportation services to Sinotrans to fulfill its freight orders across China. As of the Latest Practicable Date, Cyantron Group operated a fleet of 144 robotrucks, comprising both Level 2+ trucks and Level 4 autonomous trucks with safety drivers. For the years ended December 31, 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, we generated revenue of US$21.2 million, US$22.5 million, US$30.7 million, US$12.3 million and US$11.1 million, respectively, from transportation service fees paid by Sinotrans to Cyantron Group, representing 31.0%, 31.3%, 40.9%, 49.9% and 31.4% of our total revenues for

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the same periods, respectively. In addition, during the Track Record Period, Cyantron Group rents trucks, containers and office facilities from Sinotrans, and pays related rental fees accordingly. For details, see “Business — Ecosystem of Partners — Our Relationship with Sinotrans.” Additionally, we also generated revenues of US$4.2 million, US$0.6 million, US$0.1 million, nil and US$11 thousand, respectively, for the years ended December 31, 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025 from Toyota, a leading OEM and our strategic investor and related party, representing 6.1%, 0.8%, 0.1%, nil and 0.0% of our total revenues for the same periods, respectively. For further details, see Note 15 to the Accountants’ Report included in Appendix I to the Listing Application. In the future, we may further expand our cooperation with such related parties, in which case, their revenue contributions to us may increase although there is no assurance of such expansion.
We cannot assure you that we will continue to benefit from our cooperation with Sinotrans or other related parties in the future. Particularly, any change in our relationship with Sinotrans, such as reduced freight order volumes, unfavorable changes to contractual terms, or the termination of the partnership, or with other related parties, could result in a decline in our revenue and negatively impact our financial performance. Additionally, if Sinotrans or any other related party that we transact with faces financial difficulties, operational disruptions, or regulatory challenges, our business could be adversely affected. If we are unable to maintain or replace this partnership with Sinotrans or any other key related party, we would need to identify and establish relationships with alternative business partners to commercialize our robotruck or other services. This could involve substantial time, effort, and costs, with no guarantee of success. Furthermore, the loss of access to key strategic assets and opportunities provided by Sinotrans, including its expansive logistics network across China, or by other related parties could materially and adversely affect our business, prospects, results of operations, and financial condition.
Since markets for autonomous driving technology are still in early stages, if they do not grow as expected or our technology fails to gain acceptance, our business, prospects, operating results, and financial condition could be materially harmed.
Demands for the autonomous driving technology depend to a large extent on general, economic, political, and social conditions in a given market. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict user demand or adoption rates for our technology and service offerings, or the future growth of the markets in which we operate. Despite the fact that the automotive industry has engaged in considerable effort to research and test Level 2 and Level 3 autonomous vehicles, our technology targeting Level 4 autonomous vehicles requires significant investment and may never be commercially successful on a large scale, or at all.
Further, even if we succeed in operating at a commercial scale, key industry participants may not accept our robotaxi, robotruck or other service offerings, develop competing solutions, or otherwise seek to subvert our efforts, because of the disruptive nature of our business to both personal mobility and freight transportation industries. Any such occurrences could materially harm our future business.
Additionally, regulatory, safety, and reliability issues, or the perception thereof, many of which are outside of our control, could also cause the public or our potential partners and users to lose confidence in autonomous driving solutions in general. For example, there have been several crashes involving automobiles of certain manufacturers resulting in death or personal injury where autopilot features were engaged. Even though these incidents were unrelated to our autonomous driving solutions, such cases resulted in significant negative publicity and, in the future, could result in suspension or prohibition of autonomous vehicles. If safety and reliability issues for autonomous driving technology cannot be addressed properly, our business, prospects, operating results, and financial condition could be materially harmed.
The autonomous driving industry is highly competitive, and if we cannot compete effectively with both established competitors and new entrants, our business, financial condition, and results of operations may be materially and adversely affected.
The market for autonomous driving solutions is highly competitive. Many companies are seeking to develop autonomous driving solutions. Competition in these markets is based primarily on technology,

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innovation, quality, safety, reputation, and price. Our future success will depend on our ability to further develop and protect our technology in a timely manner and to stay ahead of existing and new competitors. If our competitors commercialize their technology at scale before we do, develop superior technology, or are perceived to have better technology, they may capture market opportunities and establish relationships with users and partners that might otherwise have been available to us.
In addition, we also face competition from traditional taxi and ride hailing companies as well as freight transportation companies. Traditional carriers operating with human drivers are still the predominant operators in the market. Because of the long history of such traditional transportation companies serving the transportation market, there may be many constituencies in the market that would resist a shift towards autonomous transport, which could include lobbying and marketing campaigns, particularly because our technology will displace taxi and truck drivers. In addition, the market leaders in the automotive industry may start, or have already started, pursuing large-scale deployment of autonomous driving technology on their own. These companies may have more operational and financial resources than we do. We cannot guarantee that we will be able to effectively compete with them. We may also face competition from other technology and automotive supply companies if they decide to expand vertically and develop their own autonomous driving technology, some of whom have significantly greater resources than we do. We do not know how close these competitors are to commercializing autonomous driving solutions.
Furthermore, many established and new market participants have entered or have announced plans to enter the autonomous driving market. Many of these participants have significantly greater financial, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the development, commercialization, promotion, sale, and support of their solutions. If existing competitors or new entrants are able to commercialize their autonomous driving technology earlier than expected, our competitive advantage could be adversely affected.
The logistics industry is highly competitive, facing competition from both established players and new entrants. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.
The market for robotrucks and freight transport solutions is highly competitive. Competition in these markets is primarily based on technology, innovation, quality, safety, reputation, and price. Our future success will depend on our ability to further develop and protect our technology in a timely manner and to stay ahead of both existing and new competitors. Our competitors in this market are working towards commercializing autonomous driving technology and may have substantial financial, marketing, research and development, and other resources. If our competitors commercialize their technology at scale before we do, develop superior technology, or are perceived to have better technology, they may capture market opportunities and establish relationships with users and partners that might otherwise have been available to us.
In addition, we face competition from traditional freight transport companies, such as traditional trucking companies, railroads, and air carriers. Traditional shipping fleets and other carriers remain the predominant operators in the market. Given the long history of these traditional freight transport companies, there may be resistance to the shift towards autonomous freight transport.
Furthermore, market leaders in the automotive industry may begin, or may have already started, pursuing large-scale deployment of autonomous vehicle technology on their own. These companies may have more operational and financial resources than we do, and we cannot guarantee that we will be able to effectively compete with them. We may also face competition from top OEM partners and other technology and automotive supply companies if they decide to vertically expand and develop their own robotrucks. Some of these companies may have significantly greater resources than we do, and we do not know how close they are to commercializing autonomous driving systems.
Many established and new market participants have either entered or announced plans to enter the robotruck market. Most of these participants have significantly greater financial, manufacturing, marketing, and other resources, allowing them to allocate more resources to the design, development, manufacturing,

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distribution, promotion, sale, and support of their products. If existing competitors or new entrants are able to commercialize earlier than expected, our competitive advantage could be adversely affected.
We face risks associated with autonomous driving technology and may not be able to develop solutions on schedule, or at all, or develop partnerships with other companies and we may experience significant delays in the design, commercialization and launch of new solutions.
Our autonomous driving technologies are highly technical and complex, and their commercial applications require that we meet very high standards for technological performance and safety. We may be unable to timely release new or upgraded solutions that meet our intended commercial use cases, and we may therefore experience difficulty in the monetization of our technology. These risks are particularly relevant for factors such as our autonomous driving solutions’ operational areas, which include variables such as traversable road networks, speeds, and weather patterns. It is possible that there will be additional limitations in our operating capabilities depending upon a number of factors, including, for example, vehicle type (e.g., car and truck) and actor density (e.g., pedestrians and cyclists). If that is the case, our addressable market opportunities may be restricted.
We collaborate with OEMs to develop autonomous driving solutions, and we continue to devote resources towards developing our proprietary autonomous driving technologies. Our initiatives may not perform as expected, which would reduce the return on our investments, and our partners may decide to terminate their partnerships with us. If we are unable to efficiently develop and maintain partnerships with the OEMs to offer mobility solutions deployed with our autonomous driving technology, or if we do so at a slower pace or at a higher cost, or if our technology is less capable relative to our competitors, our business, financial condition and results of operations could be adversely affected.
Commercial deployment has taken longer in the autonomous driving industry than anticipated, and it may take us more time than currently projected to complete our own technology development and commercialization. The achievement of broadly applicable autonomous driving technology will require further technology improvements including, for example, handling non-compliant or unexpected actor behavior and inclement weather conditions. These improvements may take us longer than expected to achieve, which would increase our capital requirements for technology development, delay our timeline to commercialization, and reduce the potential financial returns that may be expected from the business.
Any flaws or misuse of autonomous driving technologies, whether actual or perceived, intended or inadvertent, committed by us or by other third parties, could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.
Autonomous driving technologies are at early stages of development and continue to evolve. Similar to many innovations, autonomous driving technologies present risks and challenges, such as potential misuse by third parties for inappropriate purposes or biased applications which breach public confidence or violate applicable laws and regulations, or litigation or other proceedings initiated by certain individuals claiming for infringement of legitimate rights such as privacy or personality rights. Such misuse could affect customer perception, public opinions, views of policymakers and regulators and result in decreased adoption of autonomous driving technologies. We have adopted a series of measures to prevent the misuse of our technologies, including implementation of relevant policies and management systems in relation to data security and privacy. For further information, see “Business — Data Security and Privacy.” However, we cannot assure you that any of our existing and future measures will be sufficient. As of the Latest Practicable Date, there had been no material litigation or other proceedings arising from or in relation to any infringement of legitimate rights against us. We cannot assure you that the measures we take to prevent the misuse of our technologies and data protection will always be effective, or that our technologies will not be misused or applied in a way that is inconsistent with our intention or public expectation.
Furthermore, any inappropriate or abusive usage of autonomous driving technologies, whether actual or perceived, intended or inadvertent and by us or by third parties, may impair the general acceptance of autonomous driving products and services by the society, attract negative publicity and adversely impact our

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reputation and violate applicable laws and regulations, and subject us to legal or administrative proceedings, pressures from certain shareholders and/or other organizations and heightened scrutiny by the regulators. Each of the foregoing events may in turn materially and adversely affect our business, financial condition and results of operations. Any flaws or deficiencies in autonomous driving technologies and products and services, whether actual or perceived, could materially and adversely affect our business, reputation, results of operations and prospects.
We may not be able to successfully implement our go-to market strategies on a timely basis, or at all. If we are unable to manage our growth effectively or commercialize our strategic plans at scale, our business may be materially and adversely affected.
We have limited experience to date in applying our autonomous driving technology at scale. While we currently operate robotaxi and robotruck fleets equipped with our autonomous driving technology, we have not yet achieved large-scale deployment of our robotaxis or robotrucks, and neither have we achieved large-scale commercialization of our licensing and applications business. Even if we are successful in developing and commercializing our technology, we could face unexpected difficulties, delays, and cost overruns, which may be due to factors beyond our control, such as unforeseen issues with our technology, problems with OEM partners and/or suppliers, and adverse regulatory developments. Any failure to develop our autonomous driving technology within our projected cost budgets and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.
We plan to continue to drive the large-scale commercialization of our technology, including our robotaxi and robotruck services. As we are ramping up our business scale, we may face unknown future challenges and opportunities, substantial risks and expenses in the course of entering new markets and undertaking marketing activities. Furthermore, with our evolving business model, liabilities allocation among our passengers, business partners and third parties pose uncertainties to us and may cause a heightened risk of disputes. The likelihood of our success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which we operate. There is, therefore, substantial uncertainty that our business model will prove successful and sustainable, and we may not be able to generate significant revenue, raise additional capital, or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may be exposed to unforeseen expenses, difficulties, or delays in connection with our growth. In addition, because of the capital-intensive nature of our business, we may be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. Any investment in us is therefore highly speculative and could result in the loss of your entire investment.
Our future business depends in large part on our ability to continue to develop and successfully commercialize our autonomous driving technology and other mobility solutions we plan to offer. Our ability to develop, deliver, and commercialize at scale our autonomous driving software and systems to support or perform autonomous operation of various types of vehicles is still unproven. Our continued enhancement of our autonomous driving technology is and will be subject to risks, including with respect to:
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our ability to continue to enhance data analytics and software technology;

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designing, developing, and securing necessary hardware on acceptable terms and in a timely manner;

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our ability to attract, recruit, hire, and train skilled employees; and

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our ability to enter into strategic relationships with key players in the mobility industries, as well as hardware and software suppliers.

As we continue to grow our business, we anticipate that we will need to implement a variety of new and upgraded operational systems, procedures and controls, as well as establishing consistent policies and procedures across functions, business lines, and geographic regions. Our failure to upgrade our infrastructure to support our growth could result in unanticipated system disruptions, slow response times, or poor experience for our customers and partners.

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Properly managing our growth will also require us to continue to hire, train, and manage a sufficient number of qualified employees, including qualified research and development personnel. All these endeavors involve risks and will require substantial management efforts and skills and significant expenditures. In addition, our growth rates are impacted by various factors, many of which are beyond our control, including competition, growth of autonomous mobility industry in China and other regions around the world, the emergence of alternative technologies or business models, or changes in government policies or general economic conditions. If we are unable to effectively address these challenges, our business operations may be adversely affected and may cause our customers and partners to switch to our competitors’ offerings, which would adversely affect our business, financial condition, and operating results.
The operation of vehicles equipped with our autonomous driving technology is different from non-autonomous vehicles, and may be unfamiliar to users.
We have specifically developed our autonomous driving technology to provide the ability to sense, predict, and react to real-world driving situations. We have developed our proprietary Virtual Driver capability to meet the demands of autonomous vehicles, specifically the robotaxi and robotruck fleets we operate. In certain instances, these protections triggered under our technology may cause the vehicle to behave in ways that are unfamiliar to drivers of non-autonomous vehicles. For example, the autonomous vehicles equipped with our autonomous driving solutions adhere strictly to safety rules, which may not be strictly adhered to by human drivers, and thus may be unfamiliar or come as a surprise to other drivers on the road.
Furthermore, there can be no assurance that our users will be able to properly adapt to the different operation processes for the autonomous vehicles equipped with our autonomous driving solutions. Any accidents resulting from such failure to operate the autonomous vehicles equipped with our solutions properly could harm our brand and reputation, result in adverse publicity, and product liability claims, and have a material adverse effect on our business, prospects, financial condition, and operating results.
Our success is contingent on our ability to successfully maintain, manage, execute and expand on our existing partnerships and obtain new partnerships with other companies.
Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have alliances and partnerships with other companies in the automotive and logistics industries to help us to continue to enhance our technology, commercialize our solutions, and drive market acceptance. We have established partnerships with trusted OEMs to co-develop and commercialize autonomous vehicles using our technology. We have developed strategic partnerships with major chip manufacturers to secure automotive-grade computing units and other chips used in our autonomous vehicle’s hardware deck. We have collaborated with sensor companies to customize sensor solutions for targeted autonomous vehicles. We also collaborate with TNCs and logistics platforms on the ongoing operations and maintenance of our robotaxi and robotruck fleets, respectively. For details of our partnership, see “Business — Ecosystem of Partners.” We engage three independent qualified mapping data and surveying services suppliers in China to support our autonomous driving algorithms and functions. Due to the reliance on these business partners, any interruption of their operations, any failure of them to accommodate our fast-growing business scale, any termination or suspension of our partnership arrangements, any change in cooperation terms, or any deterioration of cooperative relationships with them may materially and adversely affect our business operations and financial condition. We will also need to identify and negotiate additional relationships with other third parties, such as those who can provide data and cloud infrastructure services and financial services. We may not be able to successfully identify and negotiate definitive agreements with these third parties to provide the services we would require on attractive terms or at all, which would cause us to incur increased costs to develop and provide these capabilities.
Furthermore, cooperation with our OEM partners also provides us with real-world driving and vehicle data necessary to continuously refine our algorithms. Any adverse change to our relationships with our OEM partners may slow down our ability to train and improve our algorithms and improve our autonomous driving technology, which, if realized, may have a material adverse effect on our business, financial condition, and results of operations.

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Collaboration with these third parties is subject to risks, some of which are outside our control. For example, we could experience delays in the timeline for the large-scale commercialization of our robotaxi and robotruck services to the extent our OEM partners do not meet agreed upon timelines or experience capacity constraints. Furthermore, as we depend on our collaborations with OEMs to produce vehicles that incorporate our technology, we cannot guarantee the quality of our Level 4 autonomous vehicles and other products produced by the OEMs. There is risk of potential disputes with our OEM partners, and we could be affected by adverse publicity related to our OEM partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our OEM partners’ vehicle platforms and supplies. Additionally, if any of our partnership agreements with OEMs are terminated, it may delay or prevent our efforts to commercialize our autonomous driving technology at scale. Our current agreements with our OEM partners generally do not prohibit them from working with our competitors. Our competitors may be more effective in providing incentives to our OEM partners to prioritize their cooperation. If these OEM partners commence significant engagement with our competitors, our business and results of operations may be harmed.
In addition, to the extent such agreements contain certain exclusivity provisions, we may be precluded from working with other businesses. We could experience delays to the extent our partners do not meet agreed timelines or experience capacity constraints. We could also experience disagreement in budget or funding for the joint development project. There is also a risk of other potential disputes with partners in the future, including with respect to intellectual property and proprietary rights.
If our existing partner agreements were to be terminated, we may be unable to timely enter into new agreements on terms and conditions acceptable to us or at all. The expense and time required to complete any transition, and to ensure that vehicles provided by the new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, and financial condition.
We have been and intend to continue investing significantly in research and development, and our attempt to develop new solutions and services may be unsuccessful, which may negatively impact our profitability and operating cash flow in the short-term and may not generate the results we expect to achieve.
We have been investing heavily in our research and development efforts. Our research and development expenses were US$153.6 million, US$122.7 million, US$240.2 million, US$58.7 million and US$96.5 million for the years ended December 31, 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly with technological innovation. We need to invest significant resources, including financial resources, in research and development to make technological advances in order to expand our offerings and make our autonomous driving solutions innovative and competitive in the market. As a result, we expect that our research and development expenses will remain at a relatively high level.
However, our investments in research and development may not generate corresponding benefits. Development activities are inherently uncertain, and we may not be able to obtain and retain sufficient resources including qualified research and development personnel. Even if we succeed in our research and development efforts and generate the results we expect, we may still encounter practical difficulties in commercializing our development results. Given the fast pace with which autonomous driving technology has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. Despite our research and development expenditures, new technological advancements in the autonomous driving industry could render the technologies and solutions that we develop or expect to develop in the future obsolete or commercially not viable, thereby limiting our ability to recover related research and development expenses, which could result in a decline in our revenues and market share.
Our business is subject to substantial regulations and may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.
Our autonomous driving technology and solutions are subject to substantial regulations in China and the United States in which we operate. See “Regulatory Overview” for details. These regulations could include

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requirements or otherwise that have the effect of significantly delaying or limiting the commercialization of autonomous driving technologies, limiting the number of self-driving vehicles manufactured by our OEM partners, imposing restrictions on the number of vehicles in robotaxi operation and the locations where self-driving fleets may be operated or imposing significant liabilities on manufacturers or operators of autonomous vehicles or developers of autonomous vehicle technology.
In addition, regulations designed to govern autonomous vehicle manufacture and operations, surveying and mapping, driverless road testing, and the collection, processing, storage and use of vehicle and other data, among other things, are still in the early stage of development and the specific regulatory practices vary on different levels of PRC authorities or in different places. See “Regulatory Overview — PRC Regulations — Regulations on Autonomous Driving” for details. Pursuant to these laws and regulations, companies without the requisite license (which is currently subject to foreign investment prohibition and available exclusively to PRC domestic companies) are prohibited from conducting mapping and surveying activities in China. Therefore, we, as a foreign-invested company, have to outsource the mapping and surveying activities in connection with our autonomous driving technology to qualified service providers with the requisite license in China, which is permitted by PRC law. These laws and regulations are still relatively new and evolving. If more stringent regulations are implemented, we may not be able to commercialize our autonomous vehicle technology in the manner we expect or at all. We cannot assure you that we will be in full compliance with these applicable laws and regulations in the future. In addition, the costs of complying with such regulations could prevent us from operating our business in the manner we intend. Fines, penalties, costs or liabilities associated with such existing or new regulations or laws, including as a result of our failure to comply, could be substantial and in certain cases joint and several, and could adversely impact our business, prospects, financial condition, and operating results.
In particular, government vehicle safety regulations have a substantial impact on our business, prospects, and future plans. Government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks associated with autonomous driving technology, accidents involving autonomous vehicles, domestic and foreign political developments or considerations, and litigation relating to autonomous vehicles. Changes in government regulations, especially in our industry could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations, our business may be materially and adversely affected.
The costs of complying with safety regulations could increase as regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the autonomous vehicles that carry our systems go into production, we would be subject to existing stringent requirements under relevant laws and regulations. On July 30, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products (《關於加強智能網聯汽車生產企業及產品准入管理的意見》), which strengthens the safety management of products with autopilot function and provides that where the enterprises find any serious problem in any automobile product manufactured or sold by them with respect to driving assistance and autonomous driving security, they shall, in accordance with the laws and regulations, immediately cease the production or sale of the relevant product, take measures to rectify, as well as report to the MIIT and its the local competent departments. In the United States, we are subject to the requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (the “Vehicle Safety Act”), including a duty to report, subject to strict timing requirements, safety defects. We are also subject to the existing Transportation Recall Enhancement, Accountability and Documentation Act (the “TREAD Act”), which requires motor vehicle equipment manufacturers to comply with “Early Warning” requirements by reporting certain information to the NHTSA such as information related to defects or reports of injury. The TREAD Act imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. See “Regulatory Overview — U.S. and European Laws and Regulations — Regulations on Autonomous Driving” for details. Sales into foreign countries outside of the United States may be subject to similar regulations. The United States Department of Transportation issued regulations in 2016 that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators,

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such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving solutions. If the obligations associated with complying with safety regulations increase, it may require increased resources, divert management’s attention, and adversely affect our business. If we fail to timely address any safety concerns with our solutions or products equipped with our solutions, our business, results of operations, and financial condition will be adversely affected.
We experienced negative cash flows from operating activities, incurred net losses and recorded total shareholders’ deficit historically. We are expected to incur significant expenses and experience significant cash outflows in the foreseeable future. Our ability to generate profits and positive cash flow in the future is uncertain.
We have experienced significant cash outflow from operating activities historically. We had net cash used in operating activities of US$154.8 million, US$115.4 million, US$110.8 million, US$59.1 million and US$79.6 million for the years ended December 31, 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, respectively. We cannot guarantee that we will achieve positive cash flows in the future. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business expansion. Failure to generate positive cash flow from operations may adversely affect our ability to raise capital for our business on reasonable terms, if at all. It may also diminish the willingness of our customers, OEM partners, or suppliers or other parties to enter into transactions with us, and have other adverse effects that harm our long-term viability.
Our business will require a significant amount of capital expenditure to support our growth. For example, we expect to continue incur substantial capital expenditure primarily relating to maintaining, upgrading and scaling our robotaxi and robotruck fleets to serve our users and remain competitive. The aging of our fleets will require us to make regular capital expenditures to maintain our level of service. In addition, changing competitive conditions or the emergence of any significant advances in autonomous driving technology could require us to invest significant capital in additional equipment or capacity in order to remain competitive. If we are unable to fund any such investment or otherwise fail to invest in new vehicles, our business, financial condition or results of operations could be materially and adversely affected. Our future liquidity and ability to make additional capital investments will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to obtain equity or other sources of financing.
Furthermore, we have incurred net losses historically. For the years ended December 31, 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, we incurred net loss of US$148.3 million, US$125.3 million, US$275.0 million, US$51.8 million and US$90.6 million, respectively and our total shareholders’ deficit was US$539.6 million and US$666.1 million as of December 31, 2022 and 2023. Our significant losses resulted primarily from the investments we made to grow our business, including research and development of new technologies and enhancement of our current technologies, development and launch of new solution features, increase in the scale of our robotaxi and robotruck services, expansion into existing and new markets, increase in sales and marketing efforts and continued investment in our commercialization. We expect that these costs and investments will increase and fluctuate as our business continue to scale and evolve. We also expect to incur additional general and administrative expenses and compliance costs. These expenditures may make it difficult for us to achieve profitability, and we cannot predict whether we will achieve profitability in the near term or at all. Furthermore, the costs actually incurred could exceed our expectations, and the investments may be unsuccessful and therefore cannot generate adequate revenue and cash flow, if any at all.
We sourced from third-party suppliers key materials and components used in the production of our robotaxi and robotruck fleets, which may involve certain risks and issues. If one or more of these third-party suppliers becomes inoperable, capacity-constrained or if operations are disrupted, our business, results of operations or financial condition could be materially and adversely affected.
We source from third-party suppliers certain key components that are used on autonomous vehicles equipped with our autonomous driving technology, including our robotaxi and robotruck fleets. Such

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components include LiDAR, high-resolution camera, radars, chips, sensors, GNSS/IMU and computation platform. Our engineers customize and develop hardware solutions on top of the components purchased from these suppliers, such as sensor fusion module and computation system, to bring high performance components together with our proprietary software, resulting in an integrated system. As we have limited control over quality, manufacturing yield, development, enhancement and delivery schedules with respect to these key components, delays or other problems experienced by our suppliers in their design, manufacturing, assembly or testing process could affect our business operations negatively.
We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our hardware solutions. In addition, most of our agreements with our third-party suppliers are non-exclusive. Our suppliers may dedicate more resources to other companies, including our competitors. We may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, we may not be able to develop alternative sources in a timely manner or at all in the case of sole or limited sources. Developing alternative sources of supply for these components may be difficult, time-consuming and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to maintain and expand our robotaxi and robotruck fleets in a cost-effective manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternative sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled deliveries of our integrated hardware solutions. This could adversely affect our relationships with our customers, business partners and passengers, and could cause delays in our ability to expand our operations of robotaxi and robotruck fleets. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost initially. If we are unable to purchase these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to have sufficient ability to meet user demands, which may result in users selecting competitive services instead of ours.
Failure to continue to attract new customers and retain existing customers, manage our relationship with them or increase their reliance on our solutions could materially and adversely affect our business, results of operations and financial condition.
At the current stage of commercialization, our customers consist primarily of (i) OEMs and TNCs with respect to our robotaxi services, (ii) OEMs and logistics platforms with respect to our robotruck services, and (iii) sensor and hardware component suppliers and other industry participants with respect to our licensing and applications business. In addition to individual customers who are passengers of our robotaxi services, we had 20, 52, 111 and 141 corporate customers in 2022, 2023 and 2024 and six months ended June 30, 2025, respectively. These customers include Chinese companies and multinational companies operating at various scales along the autonomous driving value chain, including vehicle manufacturing, logistics, and AV software and hardware design and manufacturing. Given our early stage of commercial developments, we have historically generated modest amounts of revenues from a small group of customers when we transitioned from technology development to commercialization. Our top three customers in the aggregate accounted for 58.7%, 66.9%, 56.9% and 63.9% of our revenues in each year of 2022, 2023 and 2024 and six months ended June 30, 2025, respectively. There was one customer who was one of our top three customers in each year of 2022, 2023 and 2024 and six months ended June 30, 2025. As we continue to commercialize our autonomous driving technology through executing our go-to-market strategies, our customer profiles may constantly and materially change, and accordingly we anticipate our revenue streams to continue to expand, which will diversify our customer base and profiles, although there is no guarantee that we will be able to achieve such goals. Furthermore, if we fail to maintain relationship with these customers, or fail to continue to attract new customers, or if our customers or passengers reduce the use of our solutions for any reason, our business, results of operations and financial condition may be adversely affected.

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The implementation and validation processes of our solutions could be lengthy and unpredictable, and are subject to risks of contract cancelation, postponement, supply chain shortages, or unsuccessful solution implementation.
Our autonomous driving solutions are technologically complex and designed for applications in settings with high safety standards. Depending on the complexity of the autonomous driving solutions, the implementation and validation processes of the solutions may be lengthy and unpredictable. As such, we must typically invest significant resources before generating any revenues, which presents a risk to our ability to forecast our results of operations and manage our business operations. In addition to the large upfront investment required prior to commercialization, our partners may cancel or postpone implementation of our solutions due to an internal strategy shift or other reasons beyond our control, which may adversely affect our business and financial performance.
Failure to address the service requirements and expectations of our users could harm our reputation and may materially and adversely affect our business, results of operations or financial condition.
We believe our focus on customer services and support is critical to attracting new users, retaining existing users and growing our business. However, we have limited experience servicing our users, and our customer services team may not be able to maintain a high standard for themselves going forward for reasons such as budgetary constraints and employee losses, which could adversely affect our reputation and ability to retain and bring in users.
We use third-party providers of cloud infrastructure to operate our business. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.
Our research and development efforts and day-to-day operations are highly dependent on cloud infrastructure, including those operated by third-party vendors. We engage with local third-party providers across various markets. Any user or non-user data collected in these jurisdictions is stored and maintained locally within the respective service provider’s facilities, in compliance with applicable local laws and regulations. We do not control, or in some cases have limited control over, the operation of this cloud infrastructure. Any limitation on the capacity of such cloud infrastructure could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting the cloud infrastructure we use that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, outbreaks of contagious diseases, telecommunications failures, terrorist or other attacks, geopolitical conflict, physical security threats or other events beyond our control could negatively affect the cloud portion of our platform. A prolonged service disruption affecting our cloud infrastructure for any of the foregoing reasons would negatively impact our ability to serve our customers and partners and could damage our reputation with current and potential customers and partners, expose us to liability, cause us to lose customers and partners or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use. In the event that our service agreements relating to our cloud infrastructure are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our systems and services, as well as significant delays and additional expense in arranging or creating new facilities and services or re-architecting our services for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.
We may be subject to insufficient computing resources, transmission bandwidth and storage space, which could result in disruptions and our business, results of operations and financial condition could be adversely affected.
Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers, access to data centers to house our servers and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth

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and data center demands by our customers and partners. The bandwidth and data centers we use may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments adopting regulations that impact network operations. These bandwidth providers may become unwilling to sell us adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity we require could result in a reduction in, or disruption of, service to our customers and ultimately a loss of those customers which could, in turn, have a material adverse effect on our business, results of operations, financial condition, and prospect.
We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.
The development and commercialization of our autonomous driving technology and solutions are capital-intensive. We require a significant amount of capital and resources for our operations, research and development, large-scale production and deployment of our Level 4 autonomous vehicles, and continued growth. In particular, we expect to incur substantial and potentially increasing research and development costs. It may take a long time to realize returns on such investments, if at all.
To date, we have financed our operations primarily through the issuance of equity securities. We will need to raise additional capital to continue to fund our research and development and commercialization activities and to improve our liquidity position. Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market volatility, our financial condition, investor acceptance of our business plan, regulatory requirements, and the successful development of our autonomous driving technology. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us.
We may raise these additional funds through the issuance of equity, equity-related, or debt securities. To the extent that we raise additional financing by issuing equity securities or equity-linked securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities. Financial institutions may request credit enhancement such as third-party guarantees and pledges of equity interest in order to extend loans to us. We cannot be certain that additional funds will be available to us on attractive terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business, and prospects could be materially adversely affected.
It is possible that the unit economics of our autonomous vehicles do not materialize as expected, which could adversely affect our business, financial condition and results of operations.
Our business model is partially premised on our future expectations and assumptions regarding unit economics of our robotaxi and robotruck services, as labor costs associated with human drivers are largely removed from the overall cost structure and each vehicle can operate for extended hours. There are uncertainties in these assumptions, and we may not be able to achieve the unit economics we expect for many reasons, including but not limited to costs of hardware, other fixed and variable costs associated with autonomous vehicle production and operation, useful life of autonomous vehicles, vehicle utilization and product and service pricing. To manage hardware costs, we must engineer cost-effective designs for our sensors, computers and vehicles, achieve adequate scale, and continue to enable software improvements. In addition, we must continuously push initiatives to optimize other cost components such as maintenance and insurance costs. This will require significant coordination with our business partners and suppliers. Adequate cost management may not materialize as expected, or at all, which would have material adverse effects on our business prospects.
Autonomous driving technology and solutions are new to market, and the appropriate pricing is still being assessed by the market. To date, we have not yet begun large-scale production of our robotaxi and

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robotruck fleets and are exploring with our partners to commence such production under our go-to market strategies. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase revenue or cause us to lose market share, any of which could materially and adversely affect our business, financial condition and results of operations. Unfavorable changes in any of these or other economics-related factors, many of which are beyond our control, could materially and adversely affect our business, prospects, financial condition and results of operations.
The laws and regulations on the autonomous driving industry in the jurisdictions we operate in are evolving and subject to change, and changes in these laws and regulations may materially and adversely affect us.
We operate in the autonomous driving industry, which is subject to substantial uncertainty relating to laws and regulations across jurisdictions in which we operate. The laws and regulations governing the autonomous driving industry are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations and furthermore, we cannot assure you that we have complied or will be able to comply with all applicable laws at all times. Consequently, we could face the risks of being subject to governmental investigations, orders by competent authorities for rectification, administrative penalties or other legal proceedings and our ability to expand our business and sustain our growth may be negatively affected.
For example, we experienced an accident in October 2021 where one of our vehicles operating under our driverless permit in Fremont, California hit a road center divider and a traffic sign during a lane change. There were no injuries or third parties involved in this accident. Following our internal investigation, we concluded that this incident was caused by a software glitch, and therefore we corrected the software that was then integrated in three vehicles. We subsequently filed a recall notice at NHTSA’s request. The NHTSA initiated a review in relation to this accident and our recall announcement, and the California Department of Motor Vehicles suspended our driverless testing permit. NHTSA closed its review on January 16, 2025 and we had not received any further inquiry, notice or investigation from the NHTSA as of the Latest Practicable Date. Separately, in May 2022, the California DMV canceled our California AVT Drivered Permit due to deficiencies in the qualification review of certain test drivers. A subsequent re-application was rejected in August 2022, due to a similar issue. Following an internal review, we implemented enhanced compliance measures, including mandatory driver training, strengthened vetting procedures, and personnel actions. The permit was successfully reinstated in December 2022 and renewed in October 2024, remaining valid as of the Latest Practicable Date.
Furthermore, the regulatory framework governing the autonomous driving industry in China has been constantly evolving. See “Regulatory Overview — PRC Regulations — Regulations on Autonomous Driving” for more information. The interpretation and application of existing and new PRC laws, regulations and policies related to the autonomous driving industry involve certain uncertainties that could impact our business. For example, our cooperation with third parties to engage in business may be subject to license, approval or other regulatory requirements if regulatory authorities required us to obtain such license rather than relying upon third parties or obtain such approval in relation to our collaborations with third parties. If the PRC regulatory authorities consider that we operate our business without the necessary licenses or approvals, or failed to fully comply with the regulatory requirements, it can impose various sanctions, including fines, income confiscation, business license revocation, discontinuation of our relevant business, adjustment of our current operations and restrictions on our affected business area. Any of these actions by the PRC regulatory authorities could adversely affect our business and results of operations.
We may be subject to product liability, be compelled to undertake product recalls or other actions, or get involved in traffic accidents or other incidents, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.
Our vehicle domain controller products or autonomous driving technology in generally present the risk of significant injury, including open fire or fatalities. We also use components sourced from multiple suppliers

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for our robotaxis and robotrucks, which may be subject to common issues such as natural aging. For example, an autonomous vehicle of ours was detected with abnormality on road in mid-May 2025, and triggered its redundancy system that initiated a car emergency stop with hazard lights on. Smoke was observed by our field operator who arrived promptly after being notified by our emergency response center and the situation escalated to an open-flame fire. The field operator coordinated with local firefighting units to execute containment measures and resolved the incident safely. There was no passenger in the vehicle, no collision with other road users, and zero injury or fatality in this incident. In addition, we may be subject to claims if our products or technology is involved in accidents and passenger injuries. The occurrence of any errors or defects in our vehicle domain controller products or autonomous vehicles integrated with our technology could make us liable for damages and legal claims. In addition, we could incur significant costs to correct such issues, potentially including product recalls. Any negative publicity related to the perceived quality of our products or technology and the perceived safety of vehicles deploying our technology could affect our brand image, partners and end-customer demands, and could materially and adversely affect our business, financial condition and results of operations. Also, liability claims may result in litigation, including class actions, the occurrence of which could be costly, lengthy and distracting and could materially and adversely affect our business, financial condition and results of operations.
Any product recall of ours or our partners may result in adverse publicity, damage our brand and could materially and adversely affect our business, financial condition and results of operations. We have in the past initiated, and may in the future initiate recalls voluntarily or involuntarily if any of our products or vehicles powered by our autonomous driving technology prove to be defective or non-compliant with applicable motor vehicle safety standards in China and other regions around the world. Such recalls involve significant expense and diversion of management attention and other resources, which could materially and adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.
Along with the commercialization of our technology, we may be required to obtain specialized insurance, which may not be available to the capacity or on the terms that we require to achieve the economics we expect. Further, any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, our partners could be subjected to claims as a result of such accidents and bring legal claims against us to attempt to hold us liable. Any of these events could materially and adversely affect our brand, relationships with partners, business, financial condition or results of operations.
Failure to adequately obtain, maintain, enforce and protect our intellectual property and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition.
We rely on proprietary technology and we are dependent on our ability to protect such technology. In particular, our success depends on our ability to obtain, maintain, enforce and protect our brand, trademarks, patents, domain names, copyrights, trade secrets, know-how, confidential information, proprietary software and other proprietary methods and technologies, whether registered or not, that we developed under intellectual property laws of the PRC, the United States and other jurisdictions, so that we can prevent others from using our inventions and proprietary information. However, despite our efforts to obtain, maintain, enforce and protect our intellectual property and proprietary information, there can be no assurance that such efforts will be adequate to prevent unauthorized use of our confidential information, intellectual property, or technology, or to prevent our competitors or other third parties from unintentionally or willfully copying, reverse engineering or otherwise obtaining and using our technology, solutions, or proprietary information. Intellectual property rights are generally territorial and we may not be able to obtain protection (e.g. in connection with patents or trademarks) in certain jurisdictions where we do business because of local laws, local filings or other reasons. Monitoring unauthorized use and disclosures of our intellectual property, proprietary technology, or proprietary information can be difficult and expensive and we cannot be sure that the steps we have taken will prevent misappropriation or infringement of our intellectual property rights or proprietary information.

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We cannot be certain that we are the first party to file a patent application in relation to a certain invention. If another party has filed a patent application to the same subject matter as we have, and such application has priority against our patent application, our patent application may be rejected or invalidated for lack of novelty or obviousness. In addition, our intellectual property rights may be challenged by our competitors or other third parties, which could result in a court or governmental agency invalidating, narrowing the scope of, or rendering unenforceable our patents. Because of the rapid pace of technological change, we cannot assure you that all of our innovative solutions and proprietary technologies will be patented in a timely or cost-effective manner, or at all. Further, our competitors or other third parties may oppose our trademark applications, seek to invalidate our trademarks or otherwise challenge our use of the trademark, which can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark. Additionally, if we lose the ability to use our domain name www.pony.ai, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense. Failure to adequately obtain, maintain, enforce and protect our intellectual property rights could result in our competitors offering identical, similar or superior products or brands, potentially resulting in the loss of our competitive advantage and a decrease in our revenue or engage in time-consuming and/or costly litigation, which would adversely affect our business, market share, prospects, financial condition and results of operation.
The measures we generally take to obtain, maintain, protect and enforce our intellectual property and proprietary information, including preventing unauthorized use by third parties, may not be effective for various reasons.
For example, our patent applications may not be granted, or we may not be the first to file for certain inventions. Even when patents are issued, their scope may be limited, subject to challenge, or expire, allowing competitors to use similar technologies. In addition, confidentiality and non-disclosure agreements with employees, contractors, or partners may be breached, limited in duration, or otherwise insufficient to prevent unauthorized disclosure or use of proprietary information. Our trade secrets may also become known through other means or be independently developed by third parties. Furthermore, competitors may circumvent or design around our patents, and the cost or complexity of enforcing our rights could make such enforcement impractical in certain cases.
Third parties may seek to invalidate our patents, trademarks, copyrights, trade secrets or other intellectual property rights, or applications for any of the foregoing, which, if successful, could permit our competitors or other third parties to develop and commercialize products and technologies that are identical, similar or superior to ours.
Our efforts to enforce our intellectual property rights may be undermined by defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe, misappropriate or otherwise violate the counterclaimant’s own intellectual property rights. Any of our patents, trade secrets, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation. We can provide no assurance that we will prevail in such litigation. In addition, our proprietary methods and technologies that are regarded as trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors or other third parties, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secrets, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
There can be no assurance that our particular methods of protecting our intellectual property and proprietary rights, including business decisions about when to file patent applications and trademark applications, will be adequate to protect our business or that our competitors will not independently develop similar or superior technology. Monitoring unauthorized use and disclosures of our proprietary technology

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or confidential information can be difficult and expensive. If we fail to protect and enforce our intellectual property and proprietary rights adequately, our competitors might gain access to our technology and this could adversely affect our business, operating results and financial condition.
We may be sued by third parties for alleged infringement, misappropriation or other violation of their proprietary technology or other intellectual property rights, which could be time-consuming and costly and result in significant legal liability or require us to cease using certain technology or other intellectual property rights, which could harm our business, financial condition, operating results, and reputation.
We cannot be certain that the conduct of our business does not and will not infringe or misappropriate intellectual property or proprietary rights of third parties. Third-parties, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights relating to autonomous driving technology or other related technology that would prevent, limit or interfere with our ability to make, use, develop or sell our solutions, which could affect the operation of our business. From time to time, we may receive inquiries from patent or trademark holders inquiring whether we are infringing their intellectual property or other proprietary rights and/or seek court declarations that third party patent and trademarks holders do not infringe upon our intellectual property rights and/or our application to register trademarks or patents may be rejected due to their similarity with certain existing registered trademarks or patents owned by third parties. We may fail to conduct, from time to time, freedom to operate or clearance searches before launching new products, brands or services. Any litigation or claims, whether successful or not, could result in substantial costs and diversion of resources and management’s attention. If we are found to have infringed upon a third party’s intellectual property or proprietary rights, we may be required to take actions that could materially and adversely affect our business. Such actions may include discontinuing the sale, use, or incorporation of the affected technology; paying significant damages; obtaining a license from the rights holder, which may not be available on commercially reasonable terms or at all; or redesigning our products or technology.
We also license intellectual property rights from third parties, including in connection with commercial partnership and collaboration agreements and we may face claims by third parties that our use of such licensed intellectual property infringes their rights. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.
We use certain open source technology in our business, which could expose us to information security vulnerabilities, result in failures, errors and defects, or subject us to possible litigation or to certain unfavorable conditions.
We use open source software in connection with certain of our technologies. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. Accordingly, we cannot assure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. In addition, the public availability of such software may make it easier for others to compromise our technology. Many of the risks associated with the use of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business, our intellectual property and the security of our systems, products and services. To the extent that our systems depend upon the successful operation of the open source software it uses, any undetected errors or defects in such open source software could prevent the deployment or impair the functionality of our systems or applications, delay the introduction of new solutions, make our systems more vulnerable to data breaches, result in a failure of our systems, products or services, and injure our reputation.
Some open source software licenses require that if we distribute open source software with our proprietary software, derive proprietary code from it, or link to it, we may have to publicly disclose parts or all of our

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proprietary source code, and/or make derivative works available on unfavorable terms or for free. In some cases, this could mean we must release, license, or distribute our proprietary software at no cost. While we aim to use open source software in a manner that will not require the disclosure of the source code to our proprietary software and allow us to charge for our products, we cannot guarantee success. As a result, we may face requirements to make our code public, stop charging for certain software, pay royalties to use some open source code, or replace parts of our code. If our proprietary source code is released, competitors could use it to develop similar or superior products, potentially eroding our competitive advantage.
Open source license terms are often ambiguous and there is little legal precedent governing their interpretation. Accordingly, there is a risk that these licenses could be construed in a way that could impose unanticipated obligations, conditions or restrictions regarding our ability to provide or distribute our products and technologies. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the terms and conditions of an open source license, and we could incur significant legal costs defending ourselves against such allegations. If we were held to have breached or to have failed to fully comply with such terms and conditions, we could face infringement claims or other liability, or could be required to seek costly licenses from third parties to continue providing our technology on terms that are not economically feasible, to re-engineer our system, or to make generally available, in source code form our proprietary code, any of which could adversely affect our business, financial condition and operating results.
Complying with data privacy, data protection, and information security requirements could be costly and time-consuming and we are subject to cyber-attacks, security incidents and data breaches, which could adversely affect our business, financial condition and results of operations.
We depend significantly on our technology infrastructure, IT systems, data and other equipment and systems to conduct virtually all of our business operations, ranging from our internal operations and research to development activities and communications with our users, partners and suppliers. In connection therewith, our business operations, including our autonomous driving solutions, collect, store, transmit and otherwise process data from vehicles, users, employees, drivers and/or other third parties, some of which may include personal, confidential, sensitive or proprietary information. Organizations such as ours are increasingly subject to various attacks on their networks, systems and endpoints, and, given the nature of the data that we collect, use and store, internal or external individuals or entities may attempt to penetrate our network security, or that of our products and solutions, including by sabotaging or misappropriating our proprietary information or that of our users, partners, employees and suppliers, or by causing interruptions to our solutions. These attacks could result in disclosure of confidential information and intellectual property, product defects, production downtimes or compromised data, including personal information. These cybersecurity threats and attacks can originate from various sources, such as individuals, groups of hackers and sophisticated organizations, who may in the future attempt to gain unauthorized access to modify, alter and use our vehicles, products and systems in order to (i) gain control of, (ii) change the functionality, user interface and performance characteristics of or (iii) gain access to data stored in or generated by, our vehicles, products and systems, and such attempts may even culminate in “mega breaches” targeted against cloud services and other hosted software. As the techniques used to obtain unauthorized access or sabotage information systems and networks change frequently and generally are not identified until they are launched against a target, even if we take all reasonable precautions, including to the extent required by law, we may be unable to anticipate these attacks or to implement adequate preventative measures, and we may not become aware in a timely manner of such a security breach, which may exacerbate any damage we experience.
There can be no assurance that our measures to prevent unauthorized access to our products, solutions and systems will not be compromised as a result of intentional or unintentional misconduct. For example, outside parties may attempt to fraudulently induce our employees, service providers, customers and/or passengers to disclose sensitive information in order to gain access to our data or the data or accounts of our users or other parties, and there is a risk that our policies restricting access to the information we store may not

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be effective in all cases. We depend on our employees, service providers and contractors to appropriately handle confidential and sensitive information, including personal information, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. Any data security incidents, including internal malfeasance by our employees, unauthorized access or usage, virus or similar breach or disruption against us or our service providers could result in loss of confidential or proprietary or personal information, damage to our reputation, loss of customers and/or passengers, loss of revenue, private claims and litigation (including class action lawsuits), regulatory investigations, governmental fines, penalties and other liabilities.
We also rely on systems provided by third parties, which may also suffer security breaches or unauthorized access to or disclosure of personal, confidential or proprietary information. Our systems and those of third parties on which we rely may also be subject to damage or interruption from physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, computer viruses, computer denial or degradation of service attacks, malware, ransomware, phishing attacks, social engineering schemes, domain name spoofing, insider theft or misuse or other attempts to harm our products, solutions and systems.
Third parties using our solutions (including customers, passengers, or partners) could experience successful cyberattacks, security incidents or disruptions in service which could cause customers and/or passengers to lose confidence in the security of our solutions, including where such incidents involve a failure by those third parties to adequately deploy protection measures or updates to our solutions and regardless of whether any actual loss or theft of data occurred. Such cyberattacks and other security incidents aimed at our products and services could further lead to third-party claims that our product failures have caused damage to our customers and/or passengers, a risk that is enhanced by the increasingly connected nature of our products and solutions, which could lead not only to loss of customer, end user and partner confidence in the security of our products and solutions, but also to indemnity obligations, impairment to our business and resulting fees, costs, expenses, loss of revenues and other potential liabilities and harms to our business. In addition, if a high-profile security breach occurs within our industry, our current and potential customers and/or passengers may lose trust in the security and safety of our systems, products, solutions and information even if we are not directly affected. Furthermore, regardless of their veracity, reports of unauthorized access to our vehicles, systems or data, as well as other factors that may result in the perception that our vehicles, systems or data are capable of being “hacked,” could negatively affect our brand and customer confidence in our products and solutions.
Any error, bug, vulnerability, systems defect or failure, disruption or unauthorized access, such as cyber-attacks, to the servers, networks, IT infrastructure and data processing systems we rely on due to internal or external factors could diminish demand for our products and services, harm our business, our reputation, our financial condition and results of operations and subject us to liability.
We rely in part upon the stable performance of our servers and third-party servers, networks, IT infrastructure, including third-party cloud infrastructure, and data processing systems for the provision of our products and solutions, and our success relies on our passengers’ ability to access our solutions at any time. Disruptions to such servers, networks, assets or systems may occur due to internal or external factors, such as inappropriate maintenance, infrastructure changes, hardware or software defects or other defects or malfunctions in the servers, distributed denial-of-service and other cyber-attacks or other malicious attacks or hacks targeted at us or such third parties, occurrence of catastrophic events, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware or human errors which could cause potential disruptions that could result in lengthy interruptions in our service. We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our products and solutions. Minor interruptions can result in new customer acquisition losses that are never recovered. Affected customers and/or passengers could seek monetary recourse from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability,

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speed or other functionality of our products and solutions could adversely affect our business, brand, and reputation and could result in fewer new customers and/or passengers using our products and solutions.
We can provide no assurance that our current information systems or those of third-party providers are fully protected against third party intrusions, viruses, hacker attacks, information or data theft or other similar threats, and any such cyber-attack that bypasses our or a third-party provider’s information security systems causing a security breach may lead to a material disruption of our business systems or the loss of business information. For example, we engage with local third-party providers across various markets. Any user or non-user data collected in these jurisdictions is stored and maintained locally within the respective service provider’s facilities, in compliance with applicable local laws and regulations. We do not control the cloud services provided by the third-party providers, and there is a risk that such services may not be reliable. If the third-party providers violate the service agreements with us or relevant regulations, we may incur additional costs and time to supervise their work, and we may be held responsible for their misconduct and face claims from users. Any such event could have a material adverse effect on our business unless and until we recover using our back-up information. Such disruptions could result in negative publicity, loss of or delay in market acceptance of our products and solutions, loss of competitive position, lower customer retention or claims by customers and/or passengers for losses sustained by them or loss, destruction or unauthorized use of, or access to, data (including personal information for which we may incur liability under applicable data protection laws). In such an event, we may need to expend additional resources to bring the incident to an end, mitigate the liability associated with the fallout of such incident, make notifications to regulators and individuals affected, replace damaged systems or assets, defend ourselves in legal proceedings and compensate customers or passengers. In addition, our disaster recovery planning may not be sufficient for all eventualities. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.
Finally, as our services incorporate highly technical and complex technologies, such technologies and software may, now or in the future, contain undetected errors, bugs or vulnerabilities, some of which may only be discovered after the code has been released. Any error, bug or vulnerability in our products or solutions, systems or control failures, cybersecurity incidents, data security breaches or attacks on or compromise of our security or the security of our business partners could result in the loss, theft or inaccessibility of, unauthorized access to, or improper use or disclosure of, our customers’, passengers’ or employees’ information and could result in governmental or regulatory action, including resulting in fines or penalties, litigation, and financial and legal exposure, which could seriously harm our reputation, brand and business, and impair its ability to attract and retain users and customers.
Complying with evolving laws and regulations across multiple jurisdictions regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal and regulatory proceedings, suspension or disruption of operations, fines, increased cost of operations, remediation costs, indemnification expenditures or otherwise harm our business.
Because our solutions, products, and services may provide us with access to sensitive, confidential or personal information, we are subject to laws and regulations relating to the security and privacy of such information, including restrictions on the collection, use, storage and other processing of personal information as well as requirements to take steps to protect such information from improper disclosure, theft or tampering. See “Regulatory Overview” for the relevant laws and regulations that apply to us in the PRC, United States and Europe. The regulatory and legal frameworks regarding data privacy and security issues in many jurisdictions are constantly evolving and developing and can be subject to significant changes from time to time, including in ways that may result in conflicting requirements among various jurisdictions. Interpretation and implementation standards and enforcement practices are similarly in a state of flux and are likely to remain uncertain for the foreseeable future. As a result, we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level, and may need to further enhance our compliance with respect to applicable evolving data privacy and security laws, regulations and standards. Moreover, these laws, regulations and standards may be interpreted and applied differently over time and

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from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may be inconsistent with our existing practices and in ways that may have a material and adverse impact on our business, financial condition and results of operations.
For instance, we cannot guarantee that the anonymization measures we have implemented will fully comply with all applicable regulatory requirements that are constantly evolving. Any such failure to comply with the increasing number of data protection laws in the jurisdictions in which we operate, claims or allegations that that we violated regulations, policies, contractual provisions, industry standards, or other requirements, as well as concerns about our practices with regard to the collection, use, storage, retention, transfer, disclosure, security and other processing of personal information, biometric information or other privacy-related matters, including concerns from our customers and/or passengers, employees and third parties with whom we conduct business, even if unfounded, could result in fines, investigations or proceedings by governmental agencies and private claims and litigation (including class actions), any of which could adversely affect our business, financial condition and operating results, as well as damage our reputation and brand and could cause the price of our Shares to drop significantly.
With regard to our commercial arrangements, we and our counterparties, including business partners and external service providers, might be subject to contractual obligations regarding the processing of personal information. While we believe our and our counterparties’ conduct under these agreements is in material compliance with all applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we or our counterparties may need to enhance our compliance. In the event that our acts or omissions result in alleged or actual failure to comply with applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we may incur liability. While we endeavor to include indemnification provisions or other protections in such agreements to mitigate liability and losses stemming from our counterparties’ acts or omissions, we may not always be able to negotiate for such protections and, even where we can, there is no guarantee that our counterparties will honor such provisions or that such protections will cover the full scope of our liabilities and losses.
In general, negative publicity of us or our industry regarding any actual or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with these existing or new privacy or data security laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending against allegations and claims. In addition, users’ consciousness and attitudes towards data privacy are evolving, and users’ concerns over the extent to which their data is collected by us may adversely affect our ability to gain access to data and improve our technologies, products and services.
As of the Latest Practicable Date, we have not been subject to any material claims, investigations or legal proceedings settled, pending or threatened for any material noncompliance with or violations of applicable PRC laws and regulations with respect to privacy and personal information protection, and we have not received any cybersecurity-related warning or sanction from the PRC regulatory authorities, or any notice from relevant authorities requiring us to file for a cybersecurity review. However, since these laws and regulations in the PRC are relatively new, uncertainties still exist in relation to their interpretation and implementation. We cannot assure you that relevant regulatory authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, any change in these laws and regulations relating to privacy, data protection and information security and any enhanced governmental enforcement action of such laws and regulations could greatly increase our cost in providing our solutions and services, limit their use or adoption or require certain changes to be made to our operations. While we enhance our compliance with these new laws and regulations described above, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to, among others, suspension of services, fines, revocation of relevant business permits or business licenses, and other government penalties, which may materially and adversely affect our business, financial condition, and results of operations.

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In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards, which may legally or contractually apply to us, or we may elect to comply with such standards. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal information, where applicable) may potentially deter passengers from consenting to certain uses of their personal information.
We depend on the experience and expertise of our senior management team, technical engineers, and certain other key employees, and the loss of any executive officer or key employee, or the inability to identify and recruit executive officers and other key employees in a timely manner, could harm our business, operating results, and financial condition.
Our success depends largely upon the continued services of our key executive officers and certain key employees. We rely on our executive officers and key employees in the areas of business strategy, research and development, marketing, sales, services, and general and administrative functions. From time to time, there may be changes in our executive management team or key employees resulting from the hiring or departure of executives or key employees, which could disrupt our business. We do not maintain key-man insurance for any member of our senior management team or any other employee. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense in the technology industry, especially for engineers with high levels of experience in artificial intelligence and designing and developing autonomous driving related algorithms. We have experienced, and expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and can offer more attractive compensation packages for new employees. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources and potentially in litigation. In addition, job candidates and existing employees often consider the value of the share incentive awards they receive in connection with their employment. If the perceived value of our share awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel on a timely basis or fail to retain and motivate our current personnel, we may not be able to commercialize and then expand our autonomous driving solutions in a timely manner and our business and future growth prospects could be adversely affected.
Misconduct or other improper activities, including non-compliance with regulatory standards and requirements, by our employees, consultants, independent contractors, suppliers and partners could expose us to potentially significant legal liabilities, reputational harm and/or other damages to our business.
Many of our employees play critical roles in the development of our technology and in ensuring the safety and reliability of our solutions and/or compliance with relevant laws and regulations. Certain of our employees have access to sensitive information and/or proprietary technologies and know-how. We cannot assure you that our employees will always comply with our codes of conduct, agreements, policies and procedures relating to intellectual property, proprietary information and trade secrets nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to misappropriation or leakage of sensitive customer information, proprietary information or technology know-how, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected.
In addition, while it is our policy to require our employees, consultants and independent contractors who may be involved in the conception or development of intellectual property or proprietary information to execute agreements assigning such intellectual property or proprietary information to us, we may be

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unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property or proprietary information that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property or proprietary information. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. If there is any potential uncertainty with respect to the enforceability of the invention assignment, an employee may sell or license their invention to third parties, which could limit our ability to operate our business and could adversely affect our competitive business position. We cannot provide any assurances that such individuals will not breach the agreements and disclose proprietary information, including our trade secrets, and we cannot guarantee that adequate remedies will be available to rectify any subsequent damages or losses of confidential and proprietary information. Enforcing a claim that a party unlawfully disclosed or misappropriated a trade secret is difficult, expensive, and time consuming, and the outcome is unpredictable. Some courts in the United States and abroad are less willing or unwilling to protect trade secrets. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.
In addition, we may be required to pay monetary remuneration to employees who develop inventions, even if the rights to such inventions have been assigned to us and the employees have waived their rights to royalties or other compensation.
Our brand and reputation could be harmed by negative publicity or safety and others concerns regarding our solutions. Failure to maintain, protect and enhance our brand could limit our ability to expand or retain our customer base, which could materially and adversely affect our business, financial condition and results of operations.
We must maintain and enhance our brand identity and increase market awareness of our autonomous driving technology and solutions. The successful promotion of our brand will depend on our efforts to achieve widespread acceptance of our technology and solutions, attract and retain customers and our ability to maintain our current market position and successfully differentiate our technology and solutions from competitors. These efforts require substantial expenditures, and we anticipate that they will increase as our market becomes more competitive and as we expand into new markets. These investments in brand promotion and thought leadership may not yield increased revenue. To the extent they do, the resulting revenue still may not be enough to offset the increased expenses we incur. Our brand value also depends on our ability to provide secure and trustworthy solutions as well as our ability to protect and use our customers’, partners’ and users’ data in a manner that meets their expectations. Damage to our reputation and loss of brand equity may reduce demand for our solutions and thus have an adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and restore the value of the brands and could also reduce the trading price of our Shares.
We may, from time to time, receive negative publicity, including negative internet and blog postings, ratings or comments on social media platforms or through traditional media about our company, our business, our directors and management, our brands, our technology and solutions, our suppliers or other business partners. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all.
We may receive complaints from our customers and passengers regarding our solutions, pricing and customer support. If we do not handle these complaints effectively, our brand and reputation may suffer, our customers and passengers may lose confidence in us and they may reduce or cease their use of our solutions. Our success depends, in part, on our ability to generate positive customer feedback and minimize negative feedback on social media channels where existing and potential customers and passengers seek and share

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information. If actions we take or changes we make to our solutions upset these customers and passengers, their online commentary could negatively affect our brand and reputation. Complaints or negative publicity about us, our technology and solutions could materially and adversely impact our ability to attract and retain customers and passengers, our business, results of operations and financial condition.
We face risks associated with our international operations, including unfavorable regulatory, political, trade, tax and labor conditions, which could harm our business.
We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in a number of jurisdictions, over which we have little control and which are inherently unpredictable. Our operations in such jurisdictions create risks relating to conforming our solutions to regulatory and safety requirements; adapting to different driving behavior, traffic conditions, road designs and infrastructure in a range of countries; organizing local operating entities; establishing, staffing and managing foreign business locations; managing and staffing international operations and the increased operations, travel, and infrastructure costs; attracting local customers; effective pricing; navigating foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; protectionist or national security policies; complexities of complying with current and future export controls and economic sanctions; trade restrictions, customs regulations and tariffs and price or exchange controls. Such conditions may increase our costs, impact our ability to attract and retain customers and require significant management attention, and may harm our business if we are unable to manage them effectively.
If our business development plans are not effective, our business development may be negatively affected.
We have invested and anticipate to continue investing in sales and marketing activities to promote our brand and to deepen our relationships with partners, customers and passengers. Our sales and marketing activities may not be well received by our existing customers and passengers, and may not attract new ones as anticipated. The evolving marketing landscape may require us to experiment with new marketing methods to keep pace with industry trends and customers’ and passengers’ preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share. We also rely on a number of business partners and our own business development team to attract new customers and passengers. Any disruption of our relationship with these intermediaries could harm our abilities to promote business. Therefore, there is no assurance that we will be able to recover the costs of these sales and marketing activities or that these activities will be effective in attracting new customers and users and retaining existing ones.
Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans, subsidies, tax treatment and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.
We enjoyed preferential tax treatment under relevant preferential tax policies historically. In particular, some of our PRC entities in Beijing, Guangzhou, Shenzhen and Jiangsu province had been recognized as the “High and New Tech Enterprise”. According to the tax incentives of the EIT Law for “High and New Tech Enterprise”, these companies are subject to a reduced EIT rate of 15% for three years commencing from the year these companies are recognized as “High and New Tech Enterprise”. Such preferential tax treatments are subject to change and termination. Government agencies may decide to reduce, eliminate or cancel our tax preferences at any time. Therefore, we cannot assure you of the continued availability of such tax preferences as we currently enjoy. The discontinuation, reduction or delay of the preferential tax treatment could adversely affect our financial condition and results of operations.
We also received government grants, which may not be recurring. For the years ended December 31, 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, US$7.6 million, US$7.1 million, US$6.5 million, US$1.3 million and US$1.5 million were received and recognized as other income, net in the consolidated statements of operations and comprehensive loss, respectively. These government grants historically received were awarded by local governments in China in Renminbi, primarily in recognition of our

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contributions to technological advancement and local economic development. These grants are typically evaluated on an annual or project basis, based on prevailing local regulations and policies, and are thus non-recurring in nature. Consequently, there is no guarantee that we will continue receiving or benefiting from them in the future and it is also challenging for us to predict the amounts of future grants. In some cases, we are required to satisfy certain conditions or contractual obligations before receiving government grants. However, there can be no assurance that we will be able to fully satisfy these conditions or perform such obligations, and it is possible that regulatory authorities may discontinue such grants, or require us to repay part or all of the government grants we previously received. Any reduction, cancelation, or repayment resulting from our failure to perform such obligations could adversely affect our business, financial condition and results of operations.
We have granted and may continue to grant share-based awards under our share incentive plan, which may result in increased share-based compensation expenses.
We have adopted a share option scheme in November 2016 (the “2016 Share Plan,” as amended in 2019 and 2020). We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations and comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of shares that we are authorized to issue pursuant to the 2016 Share Plan (as amended) is 58,427,257 Class A Ordinary Shares. As of Latest Practicable Date, a total of 1,867,171 share options and 9,516,944 restricted share units had been granted and are outstanding under such plan. For details of the 2016 Share Plan, see “Appendix IV — Statutory and General Information — D. 2016 Share Plan” in the Listing Application. For the years ended December 31, 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, we recorded US$18.6 million, US$3.8 million, US$127.0 million, US$1.5 million and US$16.2 million in share-based compensation expenses, respectively. As of June 30, 2025, total unrecognized share-based payments relating to these unvested options and restricted share units are US$32 thousand and US$59.6 million, respectively. We will incur additional share-based compensation expenses in the future, as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
We are exposed to risks in connection with the fair value change of our long-term and short-term investments and related valuation uncertainty.
Fluctuation of the fair value of our long-term and short-term investments may affect our results of operation. Our long-term investments consist primarily of our investments in marketable debt securities, debt investment in investee’s preferred shares, term deposits and certificate of deposits, and equity investments in certain private companies. Our short-term investments represent purchased short-term investments by the Company from financial institutions for idle funds management purpose, including term deposits, corporate bonds, commercial paper, yankee bonds and other wealth management products. As of December 31, 2022, 2023 and 2024 and June 30, 2025, our long-term investments amounted to US$80.7 million, US$51.7 million, US$130.8 million and US$214.1 million, respectively, and our short-term investments amounted to US$261.6 million, US$163.6 million, US$209.0 million and US$289.5 million, respectively.
We are exposed to credit risk in relation to our short-term investments, which may adversely affect the net changes in their fair value. Factors beyond our control can significantly influence and cause adverse changes to the estimates and thereby affect the fair value. These factors include, but are not limited to, general economic conditions, market conditions and regulatory environment. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. The valuations of our investments require the use of certain judgments and estimates and any change in the estimates and assumptions may lead to a change in the fair value of our investments, which in turn could negatively affect our financial condition and results of operations.

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We face certain risks relating to our leased properties.
Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of June 30, 2025, 14 of our lease agreements for our leased properties in China had not been registered with the relevant PRC regulatory authorities. Failure to complete the registration and filing of lease agreements will not affect the validity of the lease agreements. However, in case the parties of the lease agreements fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC regulatory authorities, they may be exposed to potential fines ranging from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. Besides, as of the Latest Practicable Date, we had not obtained the requisite regulatory approvals for construction nor completed the fire protection filings under the PRC law for the renovation and decoration works of one of our leased workshop for vehicle modification in Guangzhou. Such renovation and decoration works of the leased workshop have been completed as of the Latest Practicable Date and the premises of the leased workshop are equipped with the essential facilities, utilities and fire safety measures and are safe for occupation. Failure to obtain the requisite regulatory approvals for construction or completing the fire protection filings may subject us to legal sanctions, such as fines and orders to rectify within a prescribed period. As of the Latest Practicable Date, no material penalty had been imposed on us for the failure to register the relevant lease agreements as well as obtain the regulatory approval for renovation and decoration projects. For details, see “Business — Properties.”
If we receive notice from the relevant PRC government authorities requiring us to complete the registration and filing of lease agreements with prescribed time frame and we fail to do so, the maximum aggregate amount of potential administrative penalties we would be subject to is RMB140,000. As of the Latest Practicable Date, we had not been subject to any administrative penalties imposed by the relevant competent authorities in respect of lease registrations, nor had we received any rectification notice from the relevant PRC government authorities regarding the lease registrations.
In addition, any defects in lessors’ title to our leased properties may negatively impact our use. As of June 30, 2025, for three leased properties mainly used for the research, testing and maintenance of autonomous vehicles with an aggregate floor area of approximately 27,512 square meters, the lessors have not provided us with documentation evidencing their title to the relevant leased property. Additionally, as of June 30, 2025, one leased property mainly used for office and R&D with an aggregate floor area of approximately 2,945 square meters was mortgaged by the owners before we entered into the lease agreement, and our lease with respect to this property may not prevail against the pre-registered mortgage right. As of the Latest Practicable Date, we were not aware of any challenges initiated by third parties against our use of these properties. However, we cannot assure you that title to these leased properties will not be challenged in the future. If third parties who purport to be the property owners or beneficiaries of the mortgaged properties, or if the regulatory authorities challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn adversely affect our business and results of operations.
We, our directors, management, employees and shareholders and their affiliates may be subject to pending or future litigation, impending decisions, administrative proceedings, fines and negative publicity, which could have a material and adverse impact on our business, reputation, financial condition and results of operations.
From time to time, we have been, and may in the future be, subject to lawsuits brought on by our competitors, individuals, or other entities against us, in matters relating to intellectual property rights, contractual disputes, employment-related controversies, and other legal and administrative proceedings or fines relating to our business operations inside and outside China. At times, the outcomes of the actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our ability to expand the customer and user base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash. If any of these happens, our business, financial condition,

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results of operations or liquidity could be materially and adversely affected. In addition, our directors, management, shareholders and employees and their affiliates may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations.
Our expansion into new geographical areas and jurisdictions involves inherent risks, which may adversely affect our business and results of operations.
Our expansion into new geographical areas and jurisdictions involves new risks and challenges associated with such new markets, such as obtaining permit to conduct test driving and further, commercial operation, of our Level 4 autonomous vehicles in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic condition. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure you that we will be able to execute on our business strategy or that our technology and service offerings will be successful in such markets.
We had previously identified one material weakness in our internal control over financial reporting. If there are further material weaknesses in our internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the [REDACTED] of our Shares may be materially and adversely affected.
In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022 included in the Listing Application, we identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to short of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified. We took a series of actions to remedy our identified material weakness. As of December 31, 2023, based on our management’s assessment on the performance of such remediation measures, we determined that the previously identified material weakness had been remediated. See “Business — Risk Management and Internal Control.”
As we are a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at

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which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if these standards are modified, supplemented or amended from time to time, we may have to deploy more resources to ensure the effective internal control over financial reporting in accordance with Section 404. Generally speaking, any failure to maintain an effective internal control environment towards the evolving standards could result in material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, material weaknesses in internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.
We may not have sufficient insurance coverage for our operations.
As the autonomous driving industry is at its nascent stage and continues to evolve rapidly, changing laws, regulations and standards in the industry are making liability difficult to define, thus creating uncertainty for us, increasing legal and financial compliance costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could expose us to increasing liabilities, for which we may not have sufficient insurance coverage.
Our solutions are used for autonomous driving, which presents the risk of significant injury, including fatalities. We may be subject to claims if a vehicle using one of our solutions, products or services is involved in an accident and persons are injured or purport to be injured or if the property is damaged. Any insurance that we carry may not be sufficient or it may not apply to all situations. If we experience such an event or multiple events, our insurance premiums could increase significantly or insurance may not be available to us at all. Further, if insurance is not available on commercially reasonable terms, or at all, we might need to self-insure. In addition, lawmakers or governmental agencies could pass laws or adopt regulations that limit the use of autonomous driving technology or increase liability associated with its use. Any of these events could adversely affect our brand, relationships with users, operating results, or financial condition.
We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents which could significantly disrupt our operations.
Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, health epidemics and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events, and our property and business interruption insurance coverage may not be adequate to fully compensate us for any losses that may occur. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.
General business and economic conditions, and risks related to the larger automotive ecosystem, including consumer demand, could adversely affect the market for vehicles, which could reduce our revenue.
The market for automotive industry in China is affected by general business and economic conditions, the global semi-conductor chip shortage, and inflationary pressures. Volatility caused by, among other events, the global semi-conductor chip shortage from time to time, and inflationary pressures has resulted in, or may

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result in, reduced demand for autonomous driving technology. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict user demand or adoption rates for our technology and service offerings, or the future growth of the markets in which we operate. We had experienced global chip shortage, which had led to increases in the prices of chips and has caused chip manufacturers to allocate available chips more selectively among their customers across these industries. As the shortage may continue or even worsen, we may not be able to obtain adequate supplies of chips on commercially acceptable terms or at all, and as a result our technology development plans and commercialization strategies may not be executed as expected in a cost-effective manner, which in turn could negatively affect our business, prospects and results of operation. In addition, global inflation has increased during 2022, related to the disruptions in global demand, supply, geopolitical events, logistics and labor markets.
The demand for and adoption of our technology and service offerings are typically discretionary for our customers, and may continue to be, affected by negative trends in the economy and other factors, including the degree of utilization achieved by our autonomous driving technology, the timing and breadth of our technology’s operational areas, consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. Fears of recession, stock market volatility, inflationary pressures, inflation and regulations may decrease consumer demand, which could adversely affect the market for vehicles and in turn reduce our revenue. Furthermore, the conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets, which could affect automotive ecosystem. In addition, automotive production and sales can be affected by our automotive OEMs’ ability to continue operating in response to challenging economic conditions, labor relations issues, regulatory requirements, trade agreements and other factors; in particular, trade tensions between China and the EU and China and the U.S. appear to have increased risk of higher tariffs and other restrictions related to those markets. Recently, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. See “— Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.” for details. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities in the U.S.. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our Shares. The volume of automotive production in China and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect such fluctuations to give rise to fluctuations in the demand for our technology and service offerings. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM customers and could have a material adverse effect on our business, results of operations and financial condition.
We may not effectively identify, pursue and consummate strategic alliances, collaborations, investments or acquisitions. Even if it does, these could divert management’s attention, result in our incurring of significant costs or operating difficulties and dilution to our shareholders, disrupt our operations and materially and adversely affect our business, results of operations or financial condition.
We may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisitions, investments or alliance candidates. We cannot guarantee that we may be able to identify suitable strategic alliances, investment or acquisition opportunities. Even when we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, obtain financing for the proposed transaction, or integrate the relevant businesses into our existing business and operations. In addition, after the completion of an acquisition or formation of

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a joint venture, the subsequent business integration and development require significant time and attention from our management to achieve synergies effect and could result in a diversion of resources from our existing business. We cannot assure you that we are able to complete the integration or achieve synergies effects successfully on a timely basis and realize the anticipated synergies from such acquisition or strategic alliance. Furthermore, as we have limited control over the companies in which we only have a minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Non-compliance with regulatory requirements by our investees may cause substantial harm to our reputation and the value of our investment. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new markets. Our strategies may not be successfully implemented beyond the current markets. If we are unable to address these challenges effectively, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth.
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.
Companies across all industries are facing increasing scrutiny relating to their environmental, social and governance, or ESG, policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG calls for capital, investors and lenders to tilt their investment decisions to favor industries and companies with recognized ESG practices. The autonomous driving technology we are developing has safety benefits. Our autonomous driving technology is designed to reduce the risk of human error on the road, which is a major cause of accidents and fatalities worldwide. We design our Level 4 autonomous vehicles to be capable of operating more efficiently than human-driven cars by optimizing routes, maintaining a consistent speed and avoiding sudden acceleration or braking, which helps to reduce fuel consumption and carbon emission. Despite our continuous efforts to adapt to and comply with standards related to ESG, we may not be able to always meet the evolving standards. We may be perceived to not have responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so. We may therefore suffer from reputational damage, which will negatively affect our future business, financial condition and results of operations.
The estimates of market opportunity, forecasts of market growth included in this document and the Listing Application may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.
Market opportunity estimates and growth forecasts included in this document and the Listing Application are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies or end users covered by our market opportunity estimates will purchase our products and services at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasted in this document and the Listing Application, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry. Collection methods of such information may be flawed or ineffective, or there may be discrepancies between published information and market practice, which may result in the statistics being inaccurate or not comparable to statistics produced for other economies. In addition, we cannot assure you that such information is stated or compiled on the same basis or with the same degree of accuracy as similar statistics presented elsewhere. In any event, you should consider carefully the importance placed on such information or statistics.

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RISKS RELATED TO DOING BUSINESS IN CHINA
The enforcement of PRC laws and regulations is evolving and subject to change, and changes in policies, laws and regulations in China, could materially and adversely affect us.
Most of our operating entities are incorporated under and governed by the laws of the PRC. In 1979, the PRC regulatory authority began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes and therefore, prior court decisions under the civil law system may be cited for reference but have limited precedential value.
Our PRC subsidiaries and their subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules may change from time to time, which may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory ambiguity may be exploited by third parties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, any administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention.
The PRC regulatory authorities have significant oversight over our business and may influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have recently published new policies, such as the Guideline on Transport Safety and Service for Autonomous Vehicles (Trial Implementation) (《自動駕駛汽車運輸安全與服務指南(試行)》) issued by the MOT on November 21, 2023 and the Notice on Further Strengthening the Market Access, Recall, and Software Over-the-Air Upgrade Management for Intelligent Connected Vehicles (《關於進一步加強智能網聯汽車准入、召回及軟件在線升級管理的通知》) promulgated by the MIIT and the SAMR on February 25, 2025, that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has also published regulations and guidance, such as the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市管理試行辦法》) and five supporting guidelines published by the CSRC on February 17, 2023 and the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (《關於加強境內企業境外發行證券和上市相關保密和檔案管理工作的規定》) released by the CSRC and other governmental authorities, to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm the Group’s business, financial condition, results of operations and prospects, as well as the value of our Shares.
U.S. persons purchasing our Shares may be required to file notifications with the Treasury under the U.S. government’s new China-focused Outbound Investment Program, and we could be negatively impacted by possible changes to this program; these requirements and possible changes to the program may adversely affect our business, financial condition, results of operations, and the value of our Shares and ADSs.
On August 9, 2023, the U.S. government issued an executive order and the U.S. Department of the Treasury (“Treasury”) published an advanced notice of proposed rule-making (the “ANPRM”) providing a

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conceptual framework for outbound investment controls focused on China, including the Special Administrative Regions (“SAR”) of Hong Kong and Macau. On June 21, 2024, Treasury issued a proposed rule for such outbound investment controls. On October 28, 2024, Treasury issued a final rule (the “Final Rule”; and such program as in effect on the date hereof pursuant to the Final Rule, the “OIP”) setting forth the OIP regulations that implement the executive order of August 9, 2023. The Final Rule took effect on January 2, 2025. See “Regulatory Overview — U.S. and European Laws and Regulations — Regulations on Outbound Investments” for detailed discussion on the Final Rule.
We are likely to be deemed a Covered Foreign Person engaged in activities described in the definition of “Notifiable Transaction” under the OIP. Certain U.S. person transactions with Covered Foreign Persons that meet the criteria described in the “Notifiable Transaction” definition under the OIP are covered by the OIP’s U.S. person notification requirements unless an exception is available. U.S. persons’ or their non-U.S. person subsidiaries’ purchase of certain publicly traded securities (such as the Company’s currently outstanding ADSs that already are traded on the Nasdaq) may be eligible for the Publicly Traded Securities Exception (provided such U.S. persons or their non-U.S. person subsidiaries are not afforded rights beyond standard minority shareholder protections with respect to the Company), it appears unlikely that U.S. persons’ or their non-U.S. person subsidiaries’ purchase of our Shares to be issued in the [REDACTED] would be eligible for the Publicly Traded Securities Exception. If the Publicly Traded Securities Exception is unavailable for U.S. persons that either purchase our Shares in the [REDACTED] or are the parent of a non-U.S. person that purchases our Shares in the [REDACTED], such U.S. persons may be required to file a notification regarding such purchases with Treasury no later than 30 days after the relevant purchase. It would be U.S. persons, but not their non-U.S. persons subsidiaries, whose reliance would be at issue because the OIP applies to the actions of U.S. persons. See “Regulatory Overview — U.S. and European Laws and Regulations — Regulations on Outbound Investments.”
Investors, including those that are U.S. persons or are subsidiaries of U.S. persons, should consult their legal counsel regarding the applicability of the Publicly Traded Securities Exception to the [REDACTED], notification obligations, if any, applicable to them under the OIP, and the procedures for filing such notifications.
Failing to comply with the OIP notification requirements or failing to provide accurate and complete information in a filing under the OIP may subject the relevant U.S. persons to civil penalties including fines of up to the greater of two times the transaction value or US$377,700 (as such amount may be adjusted for inflation), and — for willful violations — criminal penalties of fines of up to US$1 million and imprisonment of up to 20 years.
No publicly available precedent exists for application of the OIP regulations by Treasury or any court or other regulatory, judicial or other legal authority to specific transactions. In addition, the OIP may be changed by executive actions of the U.S. government, including changes to the scope of activities and technologies applicable to notifiable or prohibited transactions or the scope and availability of exceptions to the OIP’s prohibitions or notification requirements. Specifically, on January 20, 2025, the U.S. government issued a national security presidential memorandum, entitled “America First Trade Policy”, which, among other things, directs the Secretary of the Treasury and several other executive departments and offices of the U.S. government to review the OIP to determine if it includes “sufficient controls to address national security threats” and to determine whether the executive order implementing the OIP “should be modified or rescinded and replaced.” In addition, on February 21, 2025, the U.S. government issued a national security presidential memorandum entitled “America First Investment Policy” which, among other things, states that the U.S. government will consider possible application of the OIP to a wider range of technology sectors, including biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas “implicated by the PRC’s national Military-Civil Fusion strategy” and application of restrictions to a wider range of investments, including publicly traded securities. On April 3, 2025, the Trump Administration stated that it plans to evaluate whether the scope of outbound investment restrictions should be expanded “to be responsive to developments in technology and the strategies of countries of concern.” Possible changes to the OIP could limit or, in the worst-case scenario, eliminate our ability to raise capital or contingent equity capital (such as

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convertible bonds) from U.S. investors in the future, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital-raising capacity and our business, financial condition and prospects. In addition, changes to the Publicly Traded Securities Exception or other aspects of the OIP could prohibit the purchase or trading of our Shares and ADSs by U.S. persons, impose new notification or other regulatory requirements, or make our Shares and ADSs less attractive to such investors. In such cases, the value of our Shares and ADSs may significantly decline, or in extreme cases, become worthless, and our liquidity may be materially and adversely affected.
Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
We have operations in both China and the United States, with most of our customers and suppliers located in China, and our current and prospective customers in China may also sell or intend to sell their products outside of China. Therefore, government regulations and policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our solutions, impact the competitive position of our solutions, prevent us from offering solutions in certain countries, limit our customers’ ability to sell their products abroad, or disrupt our research and development activities. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as that between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia.
On May 14, 2024, the U.S. government announced higher tariffs on steel and aluminum, semiconductors, electric vehicles, batteries, critical minerals, solar cells, ship-to-shore cranes and medical products. These higher tariffs were based on claims that China has engaged in unfair trade practices. The highest of these tariffs are applicable to electric vehicles, which have been subject to a tariff rate of 100% since August 1, 2024, an increase from the earlier rate of 25%. From August 21, 2024, the European Commission imposed higher tariffs on imports of electric vehicles made in China. These new tariffs, which apply across the European Union, range from 17.0% to 36.3%, depending on the OEM that produced the vehicle. Shortly after these higher EU tariffs on Chinese EVs were confirmed by a majority of EU states, China imposed provisional tariffs on brandy imports from China, with rates of 30.6% or 39%, effective October 11, 2024. Since February 2025, the U.S. administration has proposed to increase the total tariff level for imported Chinese goods to 145% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 11, 2025, China has responded by hiking its levies on U.S. imports to 125%, although the U.S. and China agreed in May to roll back most of these higher tariffs for 90 days. The United States announced on October 10, 2025 that it intends to impose an additional 100% tariff on Chinese origin products effective November 1, 2025. Against this backdrop, China has, in addition to the retaliatory tariffs noted above, also implemented, and may further implement countermeasures. On August 12, 2025, the US-China tariff truce got extended for another 90 days until November 10, 2025. These and similar developments may mark a period of increased trade tensions and higher tariff rates. As these tariffs are recently promulgated and still in flux, we are still in the process of assessing the impact of such tariffs on our business; we note, however, they have affected and could further impact our customers that export goods to these markets and could potentially impact our supply chain.
On February 21, 2025, the U.S. government issued the America First Investment Policy Memorandum, which included plans to broaden the jurisdiction and significantly revise the operations of Committee on Foreign Investment in the United States (“CFIUS”), the organization that regulates foreign investments in the United States, with a focus on what it characterized as the “new and evolving threats” associated with foreign investment, with a particular focus on China. The memorandum directs the implementation of new rules that will prohibit Chinese-affiliated purchasers from purchasing “critical American business and assets” and permit only investments that “serve American interests,” and announces that “complex, and open-ended ‘mitigation’ agreements” to address national security concerns, will no longer be used. The memorandum also directs a further review of the U.S.’s OIP. If implemented, the measures discussed in the memorandum could

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substantially restrict both outbound U.S. investment in China, as well as Chinese investment in the United States. Any restrictions implemented by CFIUS, or the threat of any such action, may adversely impact investors’ ability to invest in our shares, and the overall market for our ADSs.
On January 14, 2025, the U.S. Department of Commerce published a final rule to address perceived U.S. national security risks associated with connected vehicle technologies, which establishes comprehensive prohibitions targeting specific hardware and software integral to vehicle connectivity systems, or VCS, and automated driving systems. These prohibitions are designed to mitigate the perceived national security risks associated with entities owned by, controlled by, or subject to the jurisdiction or direction of China or Russia. Our U.S.-based testing (which involves 14 autonomous driving vehicles currently operated in compliance with applicable U.S. regulations) is likely to be restricted by the final rule. Currently, we conduct independent R&D activities in China and the United States, where technologies and software are developed and tested separately in each country. Additionally, our U.S. R&D personnel are separate from those in China and the data collected from U.S. testing is not used to conduct or support our R&D activities in China.
The VCS hardware we use in U.S.-based testing is partly sourced from Chinese suppliers, which we believe are easily replaceable from sources outside China or Russia. We expect to either modify or, alternatively, discontinue or otherwise dispose of our U.S.-based R&D if our supply chain is materially disrupted or in the event of any further regulatory restrictions imposed under these rules or other laws and regulations. With respect to imports and sales, our limited U.S. revenue, representing less than 1% of total revenues in 2023, 2024 and the six months ended June 30, 2025, were primarily derived from the licensing and applications business, which did not involve sales of any connected and autonomous vehicles that were equipped with Chinese software or hardware subject to the final rule. If any other new and more stringent regulations were enacted, we may be subject to limitations, restrictions and/or prohibitions on the application or development of autonomous driving technology, including the possibility that we could be required to terminate some or all of our U.S. operations.
Tensions in international trade and investment and political tensions between the United States and China, and any escalation of such tensions, may have a material negative impact on our ability to secure the supply of key components necessary for our operations and our ability to continue to sell to global customers. For example, while we are not currently affected by the Entity List or other U.S. export control laws or regulations in any material respect, as the Entity List and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our suppliers or customers. As a result, our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading and listing of Chinese securities. Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities between the United States and China, which would have a material adverse effect on global economic conditions and the stability of global financial markets as well as our and our customers’ business, prospects, financial condition, and results of operations, and could cause investors to be unwilling to hold or buy our Shares and consequently cause the trading price of our Shares to decline.
We are subject to U.S. export controls that could restrict our ability to transfer certain products and technologies, and increasingly restrictive controls toward China’s artificial intelligence industry could limit our ability to obtain advanced semiconductors and other technology needed for product development.
Certain of our products and technologies are subject to the EAR, which are administered by U.S. Department of Commerce’s Bureau of Industry and Security (the “BIS”). Currently, those products and technologies that are subject to the EAR are designated either (i) as “EAR99,” which is generally the lowest level of EAR controls and prohibits us from exporting, reexporting or transferring these products and technologies to certain persons, including those on the BIS’s “Entity List” or “Unverified List” or to certain territories or persons subject to sanctions without a license, or for any prohibited end-use, or (ii) as subject

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only to anti-terrorism controls, which currently apply to Syria, North Korea and Cuba and include some products that the EAR prohibit us from transferring to military users or for military end uses in China. While we believe that currently applicable designations and controls of our products and technologies under the EAR do not impose material limitations on our operations, BIS could apply more restrictive designations or controls to our current or future product and technologies or prohibit additional parties from receiving products or technologies that are subject to the EAR. These or similar developments could materially restrict or prohibit our ability to export, reexport or transfer our products and technologies subject to the EAR, including to potential customers in the future, which could materially and adversely affect our business plans and prospects. In light of recent changes in the U.S. government’s approach to export controls to China, we cannot assure that these changes will not occur. Furthermore, U.S. export control regulations are complex, and if we were to fail to comply with U.S. export control laws and regulations or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration of our employees and managers for willful violations and the possible loss of our U.S. export or import privileges. Any failure to comply with such laws and regulations could have negative consequences for us, including government investigations and penalties.
In recent years the U.S. has placed certain entities, including a number of entities in China, on the Entity List, which imposes licensing requirements under the EAR for exports, re-exports or transfers of items from the U.S. Certain of our suppliers were recently added to the Entity List. Furthermore, in September 2025, the U.S. Department of Commerce issued a new rule that extends the same restrictions applicable to Entity List designated companies to companies that are 50% or more owned by companies on the Entity List, which substantially expands the number of companies subject to these restrictions. These export control measures could directly or indirectly impact companies in our supply chain, and any failure by us to obtain the requisite licenses and authorizations or otherwise comply with export control restrictions could result in civil or criminal penalties, as well as reputational damage. See “Regulatory Overview — U.S. and European Laws and Regulations — Regulations on Export Control.”
Among the future potential changes to the U.S. export control laws and regulations that could limit our ability to operate our business in connection with the United States, including investing in or forming strategic alliances with any U.S. business, is the ongoing review being conducted pursuant by an interagency committee chaired by the U.S. Department of Commerce pursuant to the Export Control Reform Act of 2018 (the “ECRA”) to identify so-called “emerging and foundational technologies” that might warrant additional export controls under Section 1758 of the ECRA.
As noted above, in October 2022, the BIS issued new regulations that substantially tightened U.S. export controls in respect of China, including those applicable to advanced microcomputer chips and the technology and equipment needed to produce them, and these regulations were made more restrictive in October 2023. Furthermore, in speeches and statements from the U.S. administration, they announced a policy of keeping the U.S. substantially ahead of China in certain “foundational technologies,” including artificial intelligence. These or future export controls or other policies by the United States or other countries may limit our ability to obtain the technology and products, including products containing advanced semiconductors, necessary to develop new products; any of these developments could materially and adversely affect our results of operations and business prospects.
Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect.
A critical part of our business operations is located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many aspects, including the degree of level of development, growth rate, foreign exchange regulation and allocation of resources. In addition, the Chinese regulators continue to play a significant role in regulating industry development by imposing industrial policies. The Chinese regulators also have influence over China’s economic growth through

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allocating resources, regulating payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
Any adverse changes in economic conditions in China, in the policies promulgated by the Chinese regulators or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese regulators have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the document based on foreign laws.
We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a material portion of our operations in China, and a material portion of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts of most other jurisdictions. As a result, recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions outside China may be difficult or even impossible.
The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.
On July 14, 2006, the Supreme People’s Court of the PRC and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters (《最高人民法院關於內地與香港特別行政區法院相互認可和執行當事人協議管轄的民商事案件判決的安排》) (the “Arrangement”). Under the Arrangement, a party with an enforceable final court judgment rendered by any designated people’s court of China or any designated Hong Kong court requiring payment of money in a civil and commercial case according to a written choice of court agreement, may apply for recognition and enforcement of the judgment in the relevant people’s court of China or Hong Kong court. A written choice of court agreement is defined as any agreement in writing entered into between parties after the effective date of the Arrangement in which a Hong Kong court or a PRC court is expressly designated as the court having sole jurisdiction for the dispute. Therefore, it may not be possible to enforce a judgment rendered by a Hong Kong court in China if the parties in the dispute did not agree to enter into a choice of court agreement in writing. As a result, it may be difficult or impossible for investors to effect service of process against certain of our assets or Directors in China in order to seek recognition and enforcement of foreign judgments in China.
On January 18, 2019, the Supreme People’s Court of the PRC and Hong Kong entered into an agreement regarding the scope of judgments which may be enforced between China and Hong Kong (《關於內地與香港特別行政區法院相互認可和執行民商事案件判決的安排》) (the “New Arrangement”). The New Arrangement broadens the scope of judgments that may be enforced between China and Hong Kong under the Arrangement. Whereas a choice of jurisdiction needs to be agreed in writing in the form of an agreement between the parties for the selected jurisdiction to have exclusive jurisdiction over a matter under the

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Arrangement, the New Arrangement provides that the court where the judgment was sought could apply jurisdiction in accordance with the certain rules without the parties’ agreement. The New Arrangement became effective on January 29, 2024 both in China and in Hong Kong, and replaced the Arrangement. Under the New Arrangement, any party concerned may apply to the relevant PRC court or Hong Kong court for recognition and enforcement of the effective judgments in civil and commercial cases subject to the conditions set forth in the New Arrangement. Although the New Arrangement has been signed, the outcome and effectiveness of any action brought under the New Arrangement may still be uncertain. We cannot assure you that an effective judgment that complies with the New Arrangement can be recognized and enforced in a PRC court.
The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in our Shares have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
Pony AI Inc. is a Cayman Islands holding company and, other than external financing, it relies principally on dividends and other distributions on equity from its PRC subsidiaries for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and for services of any debt it may incur on a timely basis. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends.
If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirements. Investors in our securities should note that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Pony AI Inc. or its subsidiaries by the PRC regulatory authority to transfer cash.
In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange (the “SAFE”) have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises (the “PBOC Circular 306”) on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC regulatory authority may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected

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to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.
The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.
Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.
In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.
Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC regulatory authority changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (the “IMF”) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulatory authority may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the RMB against the U.S. dollar was approximately 9%, 2% and 1% for the years ended December 31, 2022, 2023, 2024, respectively. The appreciation of the RMB against the U.S. dollar was approximately 0.4% for the six months ended June 30, 2025. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.
In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. The Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM and taking effect on January 18, 2021 further requires any foreign investment that has or possibly has an impact on national security be subject to security review. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the State Administration for Market Regulation (the “SAMR”), the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in the PRC. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in the PRC, capital contributions to our PRC subsidiaries are subject to the registration with the SAMR or its local counterpart, reporting of

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foreign investment information with the MOFCOM and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE.
The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (《關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》) (the “SAFE Circular 37”) in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》) released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may negatively affect our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (《國家外匯管理局關於進一步促進跨境貿易投資便利化的通知》), or SAFE Circular 28, recently amended on December 4, 2023, which permits non-investment FIEs to use their capital funds to make equity investments in the PRC, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. See “Regulatory Overview — PRC Regulations — Regulations on Foreign Exchange Control and Dividend Distribution — Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.”
In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans that exceed the statutory limits, which is either the difference between its registered capital and the total investment amount or a multiple of its net assets in the previous year. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds from our securities offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
In addition, pursuant to the Measures for the Administration of Outbound Investment (《境外投資管理辦法》) which was promulgated by the MOFCOM in September 2014 and became effective in October 2014, and the Administrative Measures of Outbound Investment of Enterprises (《企業境外投資管理辦法》) which was promulgated by NDRC in December 2017 and became effective in March 2018, both of which replaced previous rules regarding outbound direct investment by PRC entities, any outbound investment of PRC enterprises is required to be approved by or filed with MOFCOM, NDRC or their local branches.
Furthermore, the interpretation and implementation of these foreign exchange regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations

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required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Circular on Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (the “Circular 7”). Pursuant to the Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.
We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are and will be subject to these regulations. Failure to complete SAFE registration requirements may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulatory Overview — PRC Regulations — Regulations on Employment and Social Welfare — Employee Stock Incentive Plan.”
The State Taxation Administration has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC regulatory authorities. See “Regulatory Overview — PRC Regulations — Regulations on Employment and Social Welfare — Employee Stock Incentive Plan.”
Our failure to fully comply with PRC labor-related laws may expose us to potential penalties and potential employee claims.
We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. During the Track Record Period, certain of our PRC operating entities failed to promptly make social insurance and housing provident funds in full for some of their employees. In addition, certain of our PRC operating entities that do not currently have any employee were not able to open social insurance and housing fund accounts as required by laws due to the local practice of the regulatory authorities, which only permits enterprises to open accounts after hiring their employees. During the Track Record Period, certain of our PRC operating entities engaged third-party human resources agencies to pay social insurance and housing provident funds for some of their employees, which may not be viewed as contributions made by us. We might be subject to additional contribution, late payment fee and/or

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penalties imposed by the relevant authorities if the third-party human resource agencies failed to pay the social insurance or housing provident funds for the relevant employees in full amount and/or in a timely manner, or if the validity of such arrangements are challenged by relevant authorities. We might also be subject to potential labor disputes arising from such arrangements with the relevant employees. See “Business — Environmental, Social and Governance — Compensation and Benefits — Social Insurance and Housing Provident Fund” for details.
As of the Latest Practicable Date, we had not received any notice or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities in relation to the above-mentioned arrangements as to our social insurance and housing provident funds contribution. However, we cannot assure you that the relevant governmental authorities will not require us to pay the shortfall amount and impose late fees or fines, pecuniary penalties or other administrative actions on us. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, or our practice of engaging third-party agencies to make payments, our business, financial condition and results of operations may be adversely affected.
In addition, on August 1, 2025, the PRC Supreme People’s Court issued the Second Interpretation on Several Issues Concerning the Application of Law in the Trial of Labor Dispute Cases (《最高人民法院關於審理勞動爭議案件適用法律問題的解釋(二)》), which took effect on September 1, 2025. Under this judicial interpretation, if an employer fails to make mandatory social insurance contributions in accordance with applicable laws for an employee, such employee is entitled to unilaterally terminate the labor contract and demand statutory economic compensation. In addition, the judicial interpretation further clarifies that any agreement between an employer and an employee to waive mandatory social insurance contributions, or any undertaking by an employee that such contributions need not be paid, shall be deemed null and void. As a result, any non-compliance in our contribution practices may subject us to employee claims for termination of labor contract and economic compensation, which, based on the interpretation, will be calculated at one month’s salary for each full year of service (and half a month’s salary for a period of less than six months) of such employee. Accordingly, our potential liabilities could increase if employees elect to terminate their labor contracts and seek such compensation due to any past or future deficiencies in our social insurance contributions. Any such claims could adversely affect our business, financial condition and results of operations.
In addition, the Interim Provisions on Labor Dispatch (《勞務派遣暫行規定》), which was promulgated by the Ministry of Human Resources and Social Security in January 2014, provides that an employer may use dispatched workers only for temporary, auxiliary or substitute positions, and the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees. During the Track Record Period, one of our PRC operating entities using dispatched workers, exceeded the 10% limit, which shall subject us to be required to reduce the number of dispatched workers within the time period specified by the labor authority. Failure to do so would subject us to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold. As a result, we may incur significant costs to find replacement for dispatched workers and experience disruptions in our operations. Furthermore, there can be no assurance that we will be able to find suitable employees to replace the dispatched workers. As of the Latest Practicable Date, we have not received any notice or been subject to any administrative penalties or other disciplinary actions from the labor authority due to the violation of Interim Provisions on Labor Dispatching. See “Business — Environmental, Social and Governance — Employment and Labor Standards — Labor Dispatch” for details.
We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and non-PRC holders of our ADSs or Shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the Enterprise Income Tax Law (《中華人民共和國企業所得稅法》) of the PRC and its implementation rules, an enterprise established outside of the PRC with its “de facto management body”

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within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration issued a circular, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although STA Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in STA Circular 82 may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe that neither our company nor any of our subsidiaries established outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company (or any of our subsidiaries outside of China) is a PRC resident enterprise for enterprise income tax purposes, we (or such subsidiaries) may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In such case we would also be subject to PRC enterprise income tax reporting obligations.
If we are classified as a PRC resident enterprise, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC resident individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC resident shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax will reduce the returns on your investment in the ADSs or our Shares.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC resident holding companies.
On February 3, 2015, the State Taxation Administration issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “STA Circular 7”). STA Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets by way of the offshore transfer of a foreign intermediate holding company. In addition, STA Circular 7 contains safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Circular 7 also brings challenges to both the foreign transferor and the transferee (or other person who is obligated to pay for the transfer) of taxable assets.

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On October 17, 2017, the State Taxation Administration issued the Circular on Issues of Withholding of Income Tax of Non-resident Enterprises at Source (the “STA Circular 37”), which came into effect on December 1, 2017. STA Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.
Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is known as an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sales of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or tax liabilities if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under STA Circular 7 or STA Circular 37. For transfer of Shares by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filings required under STA Circular 7 or STA Circular 37. As a result, we may be required to expend valuable resources to comply with STA Circular 7 or STA Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.
Our independent registered public accounting firm that issues the audit report included in our most recent annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.
In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act in December 2020. Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”), if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”)

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including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA unless a new determination is made by the PCAOB.
However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.
If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited, and U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. A delisting of the ADSs would materially and adversely affect the value of the securities and may impact your ability to sell your ADSs.
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations common in the United States are generally challenging to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing the information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, and the PCAOB has announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China in 2022 under the China-U.S. audit oversight cooperation (the “China-U.S. Audit Oversight Cooperation”), and such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of sophisticated practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While the detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China as well as the uncertainty of the enforcement of China-U.S. Audit Oversight Cooperation, may further increase difficulties faced by you in protecting your interests.
RISKS RELATED TO OUR FORMER VIE STRUCTURE
If the PRC regulatory authority determines that the prior contractual arrangements constituting part of the former VIE structure did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the Shares may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs during the period when the VIE structure existed.
Pony AI Inc. is a Cayman Islands holding company which does not have any substantive business operations by itself. In China, Pony AI Inc. conducts operations through its PRC subsidiaries. Historically, Pony AI Inc. also operated its business in China through certain contractual arrangements with the former

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VIEs. These contractual arrangements entered into with the former VIEs allowed Pony AI Inc. to (i) have the power to direct the operation and activities of the former VIEs, (ii) receive substantially all of the economic benefits of the former VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the former VIEs when and to the extent permitted by PRC law. These contractual arrangements included the exclusive business cooperation agreements, share pledge agreements, exclusive option agreements, powers of attorney and spousal consents, as the case may be. As a result of these contractual arrangements, for accounting purposes, Pony AI Inc. exerted effective control over, and was considered the primary beneficiary of, the former VIEs and consolidated their operating results in its financial statements under U.S. GAAP for the years ended December 31, 2022 and 2023. See “History, Development and Corporate Structure” for further details.
We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024. Nevertheless, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC regulatory authority, which may retroactively affect the enforceability or legality of our former contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods when the VIE structure existed. If the PRC regulatory authority finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our former contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2022 and 2023 included in the Listing Application. As a result, the Shares may decline in value or become worthless.
All the agreements under our contractual arrangements were governed by PRC law and provided for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.
All the agreements under our prior contractual arrangements were governed by PRC law and provided for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain uncertainties under PRC laws and regulations with respect to the enforceability of our prior contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE structure should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that any dispute arises with respect to our prior contractual arrangements in which we lose, our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2022 and 2023 included in the Listing Application. Consequently, the Shares may decline in value or become worthless.
Our prior contractual arrangements in relation to the former VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the former VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the

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transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the prior contractual arrangements between us and the former VIEs were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the former VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the former VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the former VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be adversely affected if the former VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

INDUSTRY OVERVIEW

      The information and statistics set out in this section and other sections of this Document were extracted from the report prepared by Frost & Sullivan, which was commissioned by us, and from various official government publications and other publicly available publications. We engaged Frost & Sullivan to prepare the Frost & Sullivan Report, an independent industry report, in connection with the [REDACTED]. The information from official government sources has not been independently verified by us or any other parties involved in the [REDACTED], or any of our or their respective directors, senior management, representatives, advisers or any other persons involved in the [REDACTED], and no representation is given as to its accuracy.

OVERVIEW OF THE AUTONOMOUS DRIVING INDUSTRIES
Road transportation is crucial to people’s everyday lives. According to Frost & Sullivan, there are more than 1.4 billion vehicles on the road worldwide annually. Despite the continuing improvement of road infrastructure worldwide, road transportation still faces various safety risks as well as challenges of high cost and low efficiency. With the adoption of electric vehicles and advancements in AI technologies, autonomous driving is evolving and potentially enables the transformation of traditional mobility.
Compared with traditional mobility, autonomous driving is considered to possess the below advantages:
•
Enhance safety:   According to International Traffic Safety Data and Analysis Group (IRTAD), every year, approximately 1.3 million fatalities occur due to traffic accidents, which are mainly caused by human errors. Traffic accidents also cause considerable economic losses. Autonomous driving technologies enable more comprehensive judgments in a short time frame during emergency, thus effectively enhancing human safety.

•
Reduce costs:   Labor costs account for a major proportion of operating expenses in the passenger mobility and logistics industry. Assuming fully autonomous driving technology is applied so that no driver is required, the operating cost could be reduced by approximately 45% and 25% for the passenger mobility and logistics industry, respectively, according to Frost & Sullivan. In addition, by leveraging better route planning and more reasonable vehicle movement control, autonomous driving can make a considerable contribution to fuel economy as well as emission reduction, especially for long-haul trucking whose fuel cost accounts for around 30% of the total operational cost and which still faces challenges to realize electrification transition.

•
Improve efficiency:   Compared to human driving, autonomous driving is maneuvered in a more disciplined manner and monitored by computers. Mass deployment of autonomous driving can optimize traffic efficiency to a great extent and free human resources to be redeployed into other industries.

Levels of Autonomous Driving
Autonomous driving refers to a complete set of integrated software and hardware acting as “virtual driver” to enable an autonomous vehicle to drive without the intervention of a human driver. According to SAE International, the levels of driving automation can be categorized into “driver required” and “driverless”, as further illustrated in the below chart.

INDUSTRY OVERVIEW

Driver Required				Driverless	
Level 0	Level 1	Level 2	Level 3	Level 4	Level 5
Driver Support Features			Automated Driving Features		
Limited to providing warnings and momentary assistance	Provide steering OR brake/acceleration support to the driver	Provide steering AND brake/acceleration support to the driver	Can drive the vehicle under limited conditions, such as traffic jam chauffeur, and will not operate unless all required conditions are met, and drivers must drive when the requested conditions of automated driving are not met	Can drive the vehicle under limited conditions, such as local driverless taxi, and will not operate unless all required conditions are met, and will not require drivers to take over driving	Can drive the vehicle under all conditions
Example Features					
▪ Automatic emergency braking ▪ Blind spot warning ▪ Lane departure warning	▪ Lane centering OR ▪ Adaptive cruise control	▪ Lane centering AND ▪ Adaptive cruise control at the same time	▪ Traffic jam chauffeur	▪ Local driverless taxi ▪ Pedals/steering wheel may or may not be installed	▪ Same as Level 4 but can drive everywhere in all conditions

Source: SAE International, Frost & Sullivan
Under the standard of SAE Level 3, limited conditions mainly encompass,
•
Structured driving scenarios, including enclosed highway, and

•
Traffic jam chauffeur.

Under the standard of SAE Level 4, limited conditions mainly encompass:
•
Closed or semi-closed areas, including industrial park, airport and harbor district, and

•
Specific urban areas or routes designated for driverless robotaxis.

Autonomous driving system will not operate unless all required conditions are met, which is different in each SAE levels. Under the standard of SAE Level 3, all required conditions encompass:
•
Driving circumstance including structured driving scenarios including enclosed highway and traffic jam chauffer,

•
Environmental requirements including sufficient visibility, mild weather and clear road markings, and

•
System requirements including all sensors and functional modules in normal operation.

Under the standard of SAE Level 4, all required conditions encompass:
•
Required geofencing including closed or semi-closed areas and designated operating areas or routes, and

•
Requirements on weather conditions and driving speed.

In addition, Level 2+ is a term used in the autonomous driving industry to describe system that requires constant human supervision and can offer functions surpassing Level 2 but not fully reaching Level 3, such as highway and urban NOA, while it is not officially defined under relevant industry standards. According to Frost & Sullivan, the current mass-production-level solutions on the market are primarily at Level 0 to Level 2+.

INDUSTRY OVERVIEW

Growth Drivers and Development Trends of Autonomous Driving
Global autonomous driving enjoys promising future and is expected to continue its strong momentum primarily due to the below factors.
•
Rising customer acceptance for autonomous driving technology.   As driving automation highlights the advantage of safety, efficiency and user experience, consumers have shown great interests in vehicles with advanced automation functions, which in turn, encourages the entire automotive industry to invest more in developing automotive-grade software and hardware to strive for higher-level automation.

•
Booming of vehicle electrification provides a broad application platform for autonomous driving.   Compared with internal combustion engine vehicles, electric vehicles highlight the advantages of high control accuracy, low latency, and a more comprehensive redundant system. As a result, electric vehicles are regarded as the best carrier of autonomous driving technology. A wide range of autonomous vehicle deployment in the future is underpinned by the booming of vehicle electrification.

•
Advancement in software and hardware lays the foundation for realization of autonomous driving.   Benefited by the advancement and availability of automotive-grade sensors and chipsets in recent years, including increasing compute at decreasing power consumption of processors, leading autonomous driving technology companies equipped with advanced software algorithms capabilities can leverage multi-layered sensors and other hardware to achieve perception, prediction, planning, and control of vehicles in a more precise and comprehensive manner.

•
In-depth industrial collaboration facilitates the commercialization of autonomous driving.   Realization of autonomous driving is on the back of deep integration of software and hardware on vehicles that requires in-depth collaborations among companies. For instance, through close collaboration with OEMs, autonomous driving companies can integrate autonomous driving hardware and software during the vehicle design and production phase instead of modifying the vehicle post-production, thus effectively improving the reliability and reducing the cost of the vehicle integration.

Entry Barriers in the Autonomous Driving Industry
The autonomous driving industry is a transformative sector that is redefining traditional transportation. Entering the autonomous driving industry, particularly in segments such as robotaxi, robotruck, and licensing and applications, presents several significant barriers. These challenges stem from technological, regulatory, operational, and commercial complexities, which collectively create a high threshold for new entrants. Below are the key barriers:
•
Substantial Upfront R&D Investment Driven by Advanced Technology Requirements.   The autonomous driving industry requires massive upfront R&D investment due to its technology-intensive nature. Developing reliable autonomous driving systems demands continuous innovation, particularly to ensure safety and address complex real-world driving scenarios. Leading companies must gather vast amounts of real-world road-testing data and conduct extensive simulations to address corner cases, a capital-intensive and time-consuming process that creates barriers for new entrants lacking resources or technological expertise.

•
Regulatory Permits for Operations and Commercialization.   Operating autonomous vehicles legally and responsibly worldwide, particularly in China, requires regulatory permits, which is essential for both road testing and commercialization. Under the current regulatory framework in China, there are two categories of robotaxi permits: one for robotaxis operating with a safety driver present, and another for fully driverless robotaxis. Within each category, there are three specific types of permits granted in stages with each successive stage imposing stricter technical and operational requirements. Regulatory permits are contingent upon demonstrating compliance with stringent safety and operational standards. For example, in November 2021, Beijing became the first city in China to launch a commercial pilot program for robotaxi, allowing fare-charging autonomous mobility services, but only after operators proved compliance. The complex, lengthy and resource-intensive process to secure regulatory permits raises entry barriers for new players.

INDUSTRY OVERVIEW

•
Challenges in Large-Scale Deployment and Mass Production.   Scaling autonomous driving solutions from prototypes to large-scale deployment is another formidable challenge. Leading companies have already made strides in pre-installed solutions and mass-production capabilities, gaining significant cost advantages and production efficiencies. Achieving mass-production requires advanced manufacturing capabilities and the ability to validate and refine autonomous systems at scale, which involves extensive testing, operational excellence, supply chain optimization, and partnerships with automotive manufacturers. New entrants typically lack the experience and resources to compete, reinforcing dominance of established players.

•
Developing a Viable Commercialization Roadmap and Path to Profitability.   Developing a viable commercialization roadmap is crucial for sustained growth in the autonomous driving industry. Companies must identify and establish clear revenue streams and business models, whether through robotaxi services, autonomous trucking, or other mobility-as-a-service (MaaS) offerings. Achieving profitability in this capital-intensive industry requires not only technological innovation but also strategic partnerships, efficient operations, and the ability to adapt to market demands. New entrants often struggle to establish a clear path to profitability, creating a major barrier to entry.

OVERVIEW OF CHINA AND GLOBAL AUTONOMOUS DRIVING MARKET
Driverless technology, defined as Level 4 and Level 5 autonomous driving, has the potential to revolutionize on-road transportation across various use cases such as robotaxi for passenger mobility, robotruck for road freight transportation, robobus, and other robotic vehicles used in various transportation use cases. The key difference between Level 4 and Level 5 autonomous driving lies in the scope of operating conditions. Level 4 vehicles can drive themselves without human intervention but only within specific, pre-defined environments (such as certain urban areas or mapped routes). In contrast, Level 5 vehicles are fully autonomous and capable of driving under all conditions and environments where a human driver could operate. Among them, robotaxi and robotruck take up the majority of the market share and embrace the greatest market potential. Furthermore, autonomous driving technology licensing and applications are expected to generate substantial revenue, particularly during the development of commercialization.
Robotaxi Services
Rapidly Growing Passenger Mobility Market
Passenger mobility is defined as passenger travel by shared mobility and private cars. Driven by the continuing urbanization with the increasing number of densely populated cities, and increasing number of growing regional economies, passenger mobility poises great market potential by providing flexibility and quality transportation experience to passengers.
The passenger mobility market size represents the total value of consumer spend on shared mobility and private cars traveling. The China’s passenger mobility market size was US$1,449.0 billion in 2024 and expected to reach US$1,924.3 billion by 2035, according to Frost & Sullivan. In 2024, China accounted for 32.4% of the global market share, according to Frost & Sullivan.
Shared mobility, which includes online ride-hailing and traditional taxi services, has experienced rapid growth in the last decade, fueled by the emergence of online ride-hailing services and the expansion of regional economies. Shared mobility market size represents the total amounts of ride fare paid by passengers for shared mobility services, as measured by the GTV of such rides. China, in particular, has a strong and growing demand for passenger mobility, driven by increasing affluence, rising business activities, rapid urbanization, consumption upgrades, and growing expenditure on discretionary travel. However, China’s private car ownership rate, measured by the number of private cars per thousand people, remains significantly lower than that of major developed nations. As of 2024, China’s private car ownership rate was 190 per thousand people, compared to 801 in the U.S., according to Frost & Sullivan. This has resulted in high levels of consumer adoption of shared mobility services in China, and has led to a market size that far exceeds that of other countries. The China’s shared mobility market size was US$115.0 billion in 2024 and expected to reach

INDUSTRY OVERVIEW

US$232.4 billion by 2035, according to Frost & Sullivan. In 2024, China’s shared mobility market accounted for around 40% of the global market and was approximately twice the size of the U.S. market, according to Frost & Sullivan.
The increasing passenger mobility demands could be better addressed by shared mobility for its flexibility. Therefore, the global shared mobility market is expected to maintain growth. Additionally, the active exploration of commercialization of high-level autonomous driving technology in the shared mobility market is expected to bring sustainable growth momentum by attracting individuals shifting from private cars mobility sector in the long run.
The chart below illustrates the size of the China and global passenger mobility market.
China and Global Market Size of Passenger Mobility
(US$ in billions)

Notes:
(1)
RoW stands for “Rest of the World”, representing other countries and regions excluding China.

(2)
Source: International Organization of Motor Vehicle Manufacturers (OICA), China Association of Automobile Manufacturers (CAAM), National Bureau of Statistics of China (NBS), Frost & Sullivan Report.

Continuous Evolution of Robotaxi Addressing Pain Points from Passenger Mobility Market
Robotaxi is defined as a driverless mobility vehicle with built-in Level 4/Level 5 autonomous driving technology. Robotaxi services market size represents the total amounts of ride fare paid by passengers for robotaxi services, as measured by the GTV of such services. As one of the most promising applications of autonomous driving technology, robotaxi distinguishes by offering more affordable, safer, and more efficient services to passengers.
Driven by technological advancement, supportive policies, and falling hardware costs, robotaxi is expected to realize commercialization and grab considerable market share in the passenger mobility market in the future. Highlighted by great safety enhancement, as well as the pricing advantage due to lower operating costs, robotaxi is expected to penetrate shared mobility market at its initial stage of the commercialization. Tangible benefits of profitability and affordability brought by robotaxi will continuously drive the expansion of market. Such scale effect will promote the cost reduction and improvement of riding efficiency, attracting private car users to shift to robotaxi.

INDUSTRY OVERVIEW

The China’s market size of robotaxi services is expected to reach US$0.07 billion by 2025, and embrace an exponential growth to further reach US$39.4 billion by 2030 and US$183.0 billion by 2035, according to Frost & Sullivan. For the rest of the world, the market size of robotaxi services is expected to reach US$0.07 billion by 2025, and further to reach US$27.9 billion by 2030 and US$176.7 billion by 2035.
The chart below illustrates the size of the China and global robotaxi services market.
China and Global Market Size of Robotaxi Services
(US$ in billions)

Notes:
(1)
Robotaxi services market size represents the total amounts of ride fare paid by passengers for robotaxi services, as measured by the GTV of such services.

(2)
RoW stands for “Rest of the World”, which primarily includes countries and regions such as the United States, Europe, the Middle East, and others.

(3)
% in shared mobility refers to the share of China’s robotaxi market size in the China’s shared mobility market.

(4)
Source: Public news and government statistics; annual reports of listed companies; Frost & Sullivan Report.

With around 1.4 billion people, China’s transportation sector is struggling to satisfy the increasing demand for safe, efficient, and sustainable passenger mobility. As the country with world’s largest shared mobility market and high population density, China is well-positioned to leverage the benefits of robotaxi for future mobility solutions.
Capitalizing on the substantial investments in research and development, as well as the evolving regulatory environment, the deployment scale of robotaxi in China will continue to expand with both fully driverless robotaxi and safety-driver-enabled robotaxi operating together. With continuous increase in production capability and unparalleled advantages in terms of cost, affordability, and efficiency, the deployment scale of robotaxi is expected to rapidly expand. It is projected that by 2035, robotaxis will consist a substantial portion of the overall fleet of shared passenger vehicles operating in China, thereby establishing China as the largest robotaxi services market and capture more than half of the global market share, according to Frost & Sullivan. Among all cities in China, Tier-1 cities, including Beijing, Shanghai, Guangzhou, and Shenzhen, are major places to develop robotaxis initially. The number of robotaxis in Tier-1 cities is expected to reach 0.34 million in 2030, and further to 1.52 million in 2035. As the application of robotaxi expands to Tier-2 cities, which include 31 cities, the number of robotaxis in Tier-2 cities is expected to reach 0.68 million in 2030, and further to 2.71 million in 2035. For the overseas market, the number of robotaxis is expected to reach 0.17 million by 2030, and further to 0.95 million by 2035.

INDUSTRY OVERVIEW

China and Global Car Parc of Robotaxi
Unit: Million
China Car Parc of Traditional Taxis, Ride-hailing Vehicles and Robotaxi,
Breakdown by Cities
Unit: Million
The Penetration Rate of Robotaxi in Overall China Ride-hailing
Market by Fleet Size
Unit: %

Note: “RoW” stands for “Rest of the World”, which primarily includes countries and regions such as the United States, Europe, the Middle East, and others.
Source: Public news and government statistics; annual reports of listed companies; Frost & Sullivan Report
The research and development cycle of autonomous driving technology is typically long and costly. Only companies with the ability to maintain long-term and stable funding for research and development can maintain the competitive edge in the industry. Despite that the robotaxi service market is evolving, consumers’ perception of the reliability and practicality of the robotaxi technology is lagging and there has not been sufficient market acceptance of robotaxi services. Moreover, although there has been significant progress in autonomous driving technology in the past few years to handle most daily driving scenarios, the technology is still under development and cannot fully cover extreme scenarios. Additionally, the commercialization of the autonomous driving technology is at early stage, and the commercialization efforts of major market players are currently focused on Tier-1 cities and certain Tier-2 cities, subject to future expansion.
Market Growth Drivers for China and Global Robotaxi Services Market
•
Advancements in Autonomous Driving Technology.   Technology enhancement in autonomous driving remains the key driver of robotaxi growth. Leading robotaxi companies have made substantial R&D investments and implement advanced technologies such as world model methodology and end-to-end (E2E) systems, to enhance vehicles’ perception, decision-making, and control capabilities, continuously improving safety, reliability, and operational efficiency while reducing costs. Leading companies have implemented fully driverless operations and accumulated tens of millions of kilometers in testing mileage, establishing the technical foundation for future large-scale commercialization, fleet expansion and GTV growth per vehicle in the robotaxi sector.

•
Government Policy Support.   Policy frameworks have become pivotal drivers for robotaxi development. China have integrated autonomous driving into the national “14th Five-Year Plan for Digital Economy

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Development,” with multiple government departments jointly promoting commercialization, road access, and pilot programs for autonomous driving vehicles. Municipal governments (e.g., Beijing, Shanghai, Shenzhen) concurrently implement regulatory breakthroughs, including open testing zones, liability frameworks, and commercial operation approvals, to establish clear compliance pathways. A number of overseas countries and regions (e.g., the U.S., Germany, France, Japan) are progressively refining regulations to standardize and accelerate robotaxi deployment.
•
Infrastructure Enhancement.   The development of transportation infrastructure is accelerating robotaxi scalability. China’s rapid deployment of 5G networks, high-resolution mapping, cloud-edge computing, and smart roads and transportation are establishing an optimized operational environment for robotaxis. By October 2024, over 50 Chinese cities have implemented intelligent connected vehicle testing programs across over 32,000 km of smart roads nationwide. The coming integration of smart city and transportation networks will deliver additional efficiency improvements. Meanwhile, overseas developed markets are enhancing robotaxi safety and performance through advanced traffic management systems featuring adaptive signals and embedded sensors.

•
Established Cost-Reduction Pathways.   Continuous reductions in hardware and operational costs will facilitate the scaled deployment of robotaxis. Chinese robotaxi companies demonstrate particular strengths in hardware cost control, where localization of core components like LiDAR and computing platforms continues to drive down manufacturing expenses. Concurrently, innovative business models, such as OEM partnerships, optimize asset utilization and alleviate capital burdens. As operational scale expands and per-vehicle costs continue to decrease, the conditions for widespread robotaxi adoption will be further enhanced.

•
Rising Customer Acceptance and Demand.   China’s vast population and surging mobility needs, especially in tier-1 and tier-2 cities where traffic congestion and parking limitations persist, provide ideal conditions for robotaxi implementation. As an efficient shared mobility solution, robotaxi addresses urban transportation pain points while alleviating driver shortages amid an aging population. Globally, acceptance of robotaxi is accelerating, driven by proven technology reliability, superior safety performance compared to human drivers, growing environmental consciousness and shifting consumer preference toward sustainable mobility.

Competitive Landscape of Robotaxi Services Market in China
In China, leading autonomous driving technology companies have been actively expanding their robotaxi business in recent years, with robotaxi services already being commercially implemented in four Tier-1 cities and certain Tier-2 cities. Key indicators including fleet size, regulatory permits and ecosystem cooperation are crucial for gaining a competitive edge in the robotaxi services market. In 2024, the total fleet size of robotaxi (Level 4) in China is 1748, and the chart below illustrates the competitive landscape of China robotaxi (Level 4) market, with ranking and market share in terms of fleet size as of December 31, 2024:
Competitive landscape of China robotaxi (Level 4) market,
with ranking and market share in terms of fleet size as of December 2024(1):
Ranking	Company	Market Share, Fleet Size in 2024, %
1	Company B(2)	44.9%
2	Pony	15.4%
3	Company W(3)	8.1%

Source: Frost & Sullivan Report
Notes:
(1)
The ranking is based on market share in terms of robotaxi fleet size as of December 31, 2024.

INDUSTRY OVERVIEW

(2)
Company B is an AI company with a strong internet foundation that develops a product mix of online marketing services, cloud services, autonomous ride-hailing service, map services, and others, established in 2000 and headquartered in Beijing, China, and listed on the Stock Exchange and Nasdaq with a market capitalization of US$29.4 billion as of December 31, 2024.

(3)
Company W is a Level 4 autonomous driving company that develops a product mix of robotaxis, robobuses, robovans, and others, established in 2017 and headquartered in Guangzhou, China, and listed on Nasdaq with a market capitalization of US$3.9 billion as of December 31, 2024.

The comparison between the company and its peers is summarized as follows:
	Pony	Company B	Company W
Fleet size of robotaxi in four Tier-1 cities in China(1)	270	<200	<150
Number of robotaxi permits obtained in Tier-1 cities in China(1)	23	21	10
Number of Tier-1 cities in China where fully driverless public-facing fare-charging robotaxi permits were obtained(2)(3)	4 (Beijing, Guangzhou, Shenzhen, Shanghai)	3 (Beijing, Shenzhen, Shanghai)	1 (Beijing)
Number of robotaxi vehicle platforms compatible with the autonomous driving technology(1)	7	6	6
Number of robotaxi TNC partners in China(1)	6	5	4

Notes:
(1)
As of December 31, 2024.

(2)
Under the current regulatory framework, each of the four Tier-1 cities in China issues two categories of robotaxi permits: one for robotaxis operating autonomously with a safety driver present, and another for fully driverless robotaxis. Within each category, there are three specific types of permits: testing permits, public-facing permits and fare-charging permits. Tier-1 cities usually grant robotaxi permits in stages, with each successive stage imposing stricter technical and operational requirements such as test mileage and disengagement rate. The initial permit is a testing permit which allows an autonomous driving technology company to test its autonomous vehicle within testing areas. Then the company could apply for public-facing permits that allow testing vehicles to carry passengers without charges in open roads of certain designated areas. When reach the most advanced stage, an autonomous driving company could obtain a fare-charging permit which allows it to operate autonomous vehicles for commercial services (such as ride-hailing service). The Company is the only autonomous driving technology company to have obtained all types of robotaxi permits available across the four Tier-1 cities in China.

(3)
Fully driverless public-facing fare-charging robotaxi permits are by far the most comprehensive, advanced and stringent permits granted by regulatory authorities of Tier-1 cities in China. Such permits allow companies to operate fully driverless autonomous vehicles as part of a commercial service. The Company remains the only autonomous driving technology company to have obtained all regulatory permits available to provide fully driverless public-facing fare-charging robotaxi services in Tier-1 cities.

In China, a number of cities now allow road tests and trial operations of robotaxis, with Beijing, Shanghai, Guangzhou, and Shenzhen currently leading in policy and commercial exploration. Guangzhou local government is highly committed to the commercialization of robotaxi, making it a hub for numerous top-tier companies in the industry. Guangzhou began issuing road testing licenses for robotaxis in 2019, and officially started to grant licenses for operating robotaxi services in 2022, a significant milestone for China’s burgeoning robotaxi industry as it marks the transition from testing phase to commercial operation phase. As of the end of 2024, Guangzhou has opened 1,298 testing roads, covering eight administrative regions, with a cumulative testing mileage of over 22.9 million kilometers.
Built upon its continued efforts to develop and commercialize autonomous driving technology, the local government in Guangzhou released the 2024 Guangzhou Intelligent Connected Vehicle Innovation and Practice Report, which exhibited the testing results and operational data of autonomous passenger vehicles tested in Guangzhou by a number of autonomous driving companies as summarized below:

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	Pony	Company B	Company W
Accumulative testing mileage (ten thousand km)(1)(2)	122.17	166.98	23.63
Accumulative autonomous driving testing mileage (ten thousand km)(1)(3)	121.48	156.50	23.62
Proportion of autonomous driving (%)(1)(4)	99.44%	93.72%	99.94%
Accumulative operating mileage (ten thousand km)(1)(5)	121.77	—(6)	—(6)
Total mileage (ten thousand km)(1)(7)	243.94	166.98	23.63
KMPI (kilometers)(1)(8)	1,451.28	<150	812.31
Number of approved vehicle models for demonstration operation(1)(9)	6	0	0

Notes:
(1)
Source: 2024 Guangzhou Intelligent Connected Vehicle Innovation and Practice Report. Regulatory authorities of other Tier-1 cities did not publicly disclose such testing data and report.

(2)
Accumulative testing mileage refers to accumulative testing mileage completed by participant companies’ Level 4 autonomous driving fleet in Guangzhou, China in 2024.

(3)
Accumulative autonomous driving testing mileage refers to accumulative autonomous driving testing mileage completed by participant companies’ Level 4 autonomous driving fleet in Guangzhou, China in 2024.

(4)
Proportion of autonomous driving is calculated by dividing accumulative autonomous driving testing mileage by accumulative testing mileage.

(5)
Accumulative operating mileage refers to accumulative operating mileage completed by participant companies’ Level 4 autonomous driving fleet in Guangzhou, China in 2024.

(6)
As of December 31, 2024, Company B and Company W have not yet launched public-facing operation in Guangzhou.

(7)
Total mileage refers to the sum of accumulative testing mileage and accumulative operating mileage.

(8)
KMPI refers to the number of kilometers an autonomous vehicle can travel before disengagement/intervention completed by participant companies’ Level 4 autonomous driving fleet in general third-level testing roads in Guangzhou, China in 2024.

(9)
As of December 31, 2024, Guangzhou had cumulatively approved eight vehicle models for demonstration operation, among which six vehicle models belong to Pony AI.

In addition, as of the Latest Practicable Date, there were two China-based publicly listed autonomous driving companies, comprising our Company and Company W. We were the largest provider of Level 4 autonomous driving solutions in terms of revenue in 2024, with revenues of US$75.0 million in 2024, greater than Company W’s revenues of approximately US$49.3 million in the same year.
The following flowchart illustrates the respective roles of all stakeholders (comprising hardware suppliers, OEMs, TNCs and autonomous driving solution providers) along the robotaxi services value chain:
•
Hardware Suppliers:   Autonomous driving solution providers collaborate with chip manufacturers through joint R&D initiatives to co-develop autonomous driving solutions tailored for robotaxi applications.

•
OEMs:   Autonomous driving solution providers provide integrated autonomous driving solutions to enable seamless vehicle-level integration.

•
TNCs (Transportation Network Companies):   Autonomous driving solution providers deliver safe, sustainable, and accessible robotaxi services, supporting their deployment of autonomous mobility offerings.

INDUSTRY OVERVIEW

Value chain of Robotaxi Services Market

Source: Frost & Sullivan Report
Threats and Challenges
The Robotaxi industry, while showing promising technological progress, continues to face a number of threats and challenges that may affect its pace of commercialization and broader adoption.
Key Threats
•
High R&D Capital Requirements:   The development of autonomous driving technology involves a prolonged R&D cycle and substantial capital investment. Companies must have the capability to sustain long-term, stable R&D funding to remain competitive.

•
Limited Market Acceptance:   As the Robotaxi industry remains in its early stages, consumer perceptions regarding the reliability and practicality of Robotaxi services are still evolving. Broader market adoption will require continued consumer education and operational validation.

Key Challenges
•
Incomplete Scenario Coverage:   While autonomous driving technology has advanced significantly and can handle most day-to-day driving scenarios, it still faces limitations in handling rare or extreme edge cases.

•
Early-Stage Commercialization:   Commercial deployment of Robotaxi services remains limited, primarily to first-tier and select second-tier cities. Broader commercialization efforts are needed to scale operations and demonstrate sustainable business models.

Robotruck Services
Long-haul Trucking Plays a Vital Role in the Logistics Industry
Freight transportation is a key factor to drive economic growth. Within China logistics industry, long-haul trucking is the most commonly used means of transportation between hubs. With the economic growth and continuous development of logistics demand, long-haul trucking is becoming increasingly vital and takes around 70% of China road freight market in 2023 according to Frost & Sullivan; whereas robotruck’s

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proportion of China long-haul trucking market constituted only 0.01% in 2023. According to the Frost & Sullivan Report, the long-haul trucking services market size in China, in terms of GTV, was US$547.7 billion in 2024 and expected to reach US$860.9 billion by 2035; and the overseas long-haul trucking services market size, in terms of GTV, was US$1,335.9 billion in 2024 and expected to reach US$1,983.0 billion by 2035. The impact of intensified competition within the logistics industry has been taken into account in forecasting the growth of both the long-haul truck and robotruck markets by Frost & Sullivan.
The chart below illustrates the long-haul trucking market size in China and globally.
China and Global Market Size of Long-haul Trucking
(US$ in billions)

Notes:
(1)
Long-haul trucking GTV refers to the total transaction amount of the long-haul trucking transportation services.

(2)
RoW stands for “Rest of the World”, representing other countries and regions excluding China.

(3)
Source: OICA, CAAM, NBS, Frost & Sullivan Report.

Rapid Development of Robotruck to Redefine Traditional Long-haul Trucking Market
Robotruck refers to a truck with built-in autonomous driving technology. Robotruck services market size represents total amounts of logistics fare paid by customers (such as logistics companies) for robotruck services, as measured by the GTV of such services. Robotruck has advantages comparing with traditional truck, in particular for the long-haul trucking. The long-haul trucking market in China and overseas is expected to witness a trend of increasing penetration of robotruck as it can mitigate the driver shortage issue with lower cost. In 2023, the average age of Chinese truck drivers was approximately 40 years old. Drivers under 30 years old made up approximately 7% of the workforce, while those born in the 1970s were steadily approaching retirement, resulting in a significant generational gap within the industry. Several factors contribute to this trend, including the lengthy and challenging process of obtaining a truck driver’s license, the physical toll of prolonged driving hours in long-haul freight, and the instability of driver wages. Additionally, negative employment practices — such as wage arrears, unauthorized deductions, and failure by some logistics companies to provide social security benefits — have further deterred younger individuals from entering the profession, thereby exacerbating the industry-wide driver shortage. According to the Frost & Sullivan Report, due to the increasing demand and technical maturity, China robotruck services market is estimated to reach US$0.16 billion by 2025, US$13.4 billion by 2030 and US$240.4 billion by 2035; and overseas robotruck

INDUSTRY OVERVIEW

services market is estimated to reach US$0.10 billion by 2025, US$14.6 billion by 2030 and US$357.8 billion by 2035. The impact of intensified competition within the logistics industry has been taken into account in forecasting the growth of both the long-haul truck and robotruck markets by Frost & Sullivan. Specifically, when projecting the growth rate of the robotruck market, the primary factor considered is the increasing penetration of robotrucks into the long-haul truck market, which is expected to drive relatively higher growth, according to Frost & Sullivan.
The chart below illustrates the size of China and global robotruck services market.
China and Global Market Size of Robotruck Services
(US$ in billions)

Source: Public news and government statistics; annual reports of listed companies; Frost & Sullivan Report
Notes:
(1)
Robotruck services market size represents total amounts of logistics fare paid by customers (such as logistics companies) for robotruck services, as measured by the GTV of such services.

(2)
RoW stands for “Rest of the World”, which primarily includes countries and regions such as the United States, Europe, and others.

(3)
% in long-haul trucking refers to the share of China’s robotruck market size in China’s long-haul trucking market.

Since the robotruck services market is currently in the early stages of commercialization, some Level 4 robotruck services players also engage in Level 2+ operations. As a result, the current robotruck services market encompasses both Level 2+ and Level 4.
China developed the world’s longest network of highways and the largest size of heavy-duty truck fleet in 2021 according to Frost & Sullivan. Currently, around six million trucks are dedicated to long-haul freight transportation in China, and the number is expected to grow to seven million by 2035, according to Frost & Sullivan. Robotrucks have the potential to address labor shortage issue and excessive operating costs. In addition, compared with traditional trucks, robotrucks’ superior route planning and fleet dispatching capabilities enable logistics companies to enhance operational efficiency and generate higher income. Upon deployment, robotrucks will swiftly emerge as a pivotal cost-saving and efficiency-boosting option for logistic fleets, and establishing themselves as the premier choice for new vehicle procurement or replacement. As the penetration rate of robotrucks steadily rises, robotrucks will comprise a substantial share of the long-haul logistics trucking fleet and perform a greater volume of freight transport duties. The robotruck services market in China is expected to expand to US$13.4 billion by 2030, and is expected to further grow to reach US$240.4 billion by 2035, representing approximately 27.9% of China’s long-haul trucking market, according to Frost & Sullivan. The number of robotrucks in China is expected to reach 116.7 thousand in 2030, and

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further to 1,825.0 thousand in 2035. And the number of robotrucks overseas is expected to reach 127.1 thousand by 2030, and further to 2,632.8 thousand by 2035.
China and Global Car Parc of Robotruck
Unit: Million

Notes:
(1)
Source: Public news and government statistics; annual reports of listed companies; Frost & Sullivan Report.

(2)
Including the United States and Europe, with the United States accounting for the largest share and the remaining countries or regions representing a much smaller proportion.

The robotruck service industry is in its early stage and is evolving rapidly, with constantly changing laws, regulations, and standards within the industry, bringing policy uncertainty and increased compliance costs to players in this industry. Currently, there is no mature insurance mechanism for robotrucks in China, where the market players use traditional cargo vehicle insurance policies in most areas, resulting in certain disputes over responsibility allocation and compensation calculation. Similar to the robotaxi service industry, there are technical bottlenecks in extreme scenarios for robotrucks. For example, extreme weather conditions such as strong winds and heavy snow, as well as sudden changes in road conditions, can make autonomous driving decision-making more difficult for robotrucks under high-speed transportation scenarios. In addition, since robotrucks generally incur substantial modification costs, it can be challenging for market players to scale their robotruck commercialization while improving profitability.
Market Growth Drivers for China and Global Robotruck Services Market
•
Steady Growth in Long-Haul Freight Demand.   China’s robust consumer demand and the e-commerce logistics expansion continue to fuel strong road transportation demand. With the world’s most extensive highway network, long-haul trucking dominates China’s road freight market, accounting for approximately 70% of the country’s road freight market. This provides ideal conditions for large-scale robotruck deployment. Globally, economic growth, supply chain restructuring, and regional economic integration are driving sustained logistics demand, leading to increased robotruck fleet deployments and rising per-vehicle GTV.

•
Breakthroughs in Autonomous Driving Technology.   Continuous advancements in sensor performance, algorithm optimization, and computing power have significantly enhanced robotruck’s perception accuracy, decision-making intelligence, and complex road condition handling capabilities. Leading companies have achieved L4-level “1+N” platooning technology enabling driverless operation in following trucks, simultaneously reducing labor costs and aerodynamic drag. Notably, the robotruck sector leverages and adapts foundational autonomous driving architectures from robotaxis while implementing scenario-specific enhancements, accelerating technological maturation and commercial application.

•
Government Policy Support.   China has implemented comprehensive polices supporting robotruck development, including multiple government departments jointly promote innovation and application of autonomous driving technology and accelerate the road access and commercialization of robotrucks. Overseas markets have experienced similar supportive regulations. For instance, several U.S. states permit robotruck testing and operation. The global regulatory evolution is reducing compliance costs, accelerating commercial license approvals, and enabling large-scale robotruck deployment.

INDUSTRY OVERVIEW

•
Established Cost Reduction Pathways.   Robotruck is achieving cost optimization across their production and operational lifecycle. In China, the localization of core components like LiDAR has significantly reduced production costs, while operational innovations further enhance efficiency, such as platooning for extended range and intelligent dispatch systems for lower empty-load rates. As a transformative solution for long-haul freight, robotruck’s advanced route optimization and fleet management capabilities improve logistics efficiency and revenue potential, delivering superior lifecycle economics compared to conventional trucking. With technology advances and economies of scale, further cost reductions will accelerate robotruck adoption among logistics providers.

•
Pain Points in Long-Haul Trucking Drive Robotruck Adoption.   Robotruck effectively addresses two critical challenges in the global long-haul freight industry: labor shortages and road safety risks. By eliminating human-related accident factors, robotruck significantly enhances transportation safety. Meanwhile, growing environmental awareness and stricter emission reduction requirements further bolster its appeal. Typically equipped with electrified powertrains, robotruck substantially reduces carbon emissions compared to traditional diesel trucks. This aligns with global sustainability goals, environmental regulations, and corporate social responsibility objectives, positioning robotruck for tremendous market potential.

Competitive Landscape of Robotruck Services Market in China
The competitive landscape for robotruck service is rapidly evolving and lacks transparent benchmarks, primarily due to limited publicly available information and differentiated commercialization strategies adopted by market players, according to Frost & Sullivan. Specifically, the robotruck industry is still at relatively early stage of developments and industry participants have disclosed limited information about their operation to the public. In addition, the industry has not developed a unified set of benchmarks to evaluate the performance of each robotruck provider. The commercialization strategies also vary among major players. The Company has established collaborations with major OEMs to co-develop robotrucks. The Company currently operates a fleet of over 170 robotrucks, which has facilitated long-haul freight transportation across China. According to Frost & Sullivan, other player’s commercial operations of robotrucks largely relied on their partners in the logistics industry and their scales remained relatively limited. As a result, it is difficult to develop objective and comparable metrics to compare the participants with different business models in this industry segment. Finally, the policies and regulations on robotruck are evolving constantly. Some robotruck providers have temporarily paused their robotruck service and shifted their focus to different autonomous vehicle sector, making it difficult to assess the full competitive landscape. In 2024, the total fleet size of Level 4 robotrucks and Level 2+ robotrucks operated by companies with Level 4 robotruck capabilities is 1,110, of which 141 are Level 4 robotrucks. The chart below illustrates the competitive landscape of China robotruck market, with ranking and market share in terms of fleet size as of December 31, 2024:
Competitive landscape of China robotruck (Level 2+ & Level 4) market, with ranking and market share in terms of fleet size as of December 2024(1):
Ranking	Company	Market Share, Fleet Size in 2024, %
1	Company K(2)	27.0%
2	Pony	17.2%
3	Company Y(3)	7.0%

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Competitive landscape of China robotruck (Level 4) market, with ranking and market share in terms of fleet size as of December 2024(1):
Ranking	Company	Market Share, Fleet Size in 2024, %
1	Pony	36.2%
2	Company K	17.8%
3	Company Z(4)	14.2%

Source: Frost & Sullivan Report
Notes:
(1)
The ranking is based on robotruck fleet size as of December 31, 2024.

(2)
Company K is an intelligent transportation solutions provider focusing on Level 2+ and Level 4 robotruck and freight logistics, founded in 2021 and headquartered in Beijing, China with a registered capital of RMB1.9 million. Backed by a prominent commercial vehicle OEM and a major technology conglomerate, Company K has developed a full-stack autonomous driving system for heavy-duty trucks and has conducted large-scale highway freight operations in northern and eastern China. As of December 31, 2024, it had deployed a fleet of over 100 robotrucks in commercial scenarios and is one of the few players in China to receive a national-level license for Level 4 testing on open roads.

(3)
Company Y is an autonomous driving solutions and transportation services provider focusing on Level 2+ and Level 4 robotruck and port logistics, established in 2021 and based in Shanghai, China with a registered capital of RMB 1.1 billion. It is backed by a major Chinese automotive group and a leading port operator, with a strategic focus on integrating autonomous driving technology into container transport and smart port operations. Company Y has established pilot operations in several major Chinese ports and industrial zones, and is one of the few companies in China to have launched closed-loop Level 4 operations in semi-enclosed logistics environments.

(4)
Company Z is a Level 4 robotruck developer for logistics networks, established in 2017 and based in Beijing, China with a registered capital of RMB1.4 million. As one of the earliest entrants in China robotruck sector, Company Z has specialized in full-stack Level 4 software for highway scenarios and has conducted long-haul pilot operations in collaboration with major digital freight platforms and OEMs. It was among the first to receive permits for open-road testing of robotrucks in China and has deployed vehicles across multiple intercity corridors in northern and eastern China.

The following flowchart illustrates the respective roles of all stakeholders comprising hardware suppliers, OEMs, logistics service providers and autonomous driving solution providers) along the robotruck services value chain:
•
Hardware Suppliers:   Autonomous driving solution providers engage in collaborative R&D with chip manufacturers to develop autonomous driving solutions specifically for robotruck applications.

•
OEMs:   Autonomous driving solution providers offer autonomous driving systems designed for seamless integration into commercial vehicle platforms.

•
Logistics Service Providers:   Autonomous driving solution providers deliver commercially deployed robotruck services to enhance freight transportation efficiency and reliability.

INDUSTRY OVERVIEW

Value chain of Robotruck Services Market

Source: Frost & Sullivan Report
Threats and Challenges
As an emerging segment of the autonomous driving sector, the robotruck industry encounters distinct regulatory, technical, and commercial hurdles that must be addressed to enable scaled deployment and profitability.
Key Threats
•
Regulatory Uncertainty:   As the robotruck industry is still emerging, frequent changes in laws, regulations, and technical standards create ambiguity in legal responsibilities, increasing compliance and operational risks.

•
Underdeveloped Insurance Framework:   China has yet to establish a dedicated insurance regime for robotruck operations. Most areas rely on traditional cargo vehicle insurance, which can lead to disputes over liability and compensation in the event of incidents.

Key Challenges
•
Technical Limitations in Extreme Conditions:   Although high-speed freight scenarios are generally less complex than urban driving, robotruck operations remain challenged by extreme weather (e.g., heavy snow, strong winds) and unpredictable road conditions that complicate decision-making.

•
Commercialization Barriers:   High modification costs and an underdeveloped revenue model limit current profitability. Achieving economies of scale through expanded deployment is necessary to enhance commercial viability.

Licensing and Applications
Growing Autonomous Vehicle Sales Market
Autonomous driving technology offers enhanced safety features and superior user experiences. As the electrification of vehicles continues to progress, China has emerged as a leading contributor to the development of ADAS technology and the expansion of ADAS vehicle market. China’s sales of 15.5 million Level 2 &

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Level 2+ autonomous driving passenger vehicles in 2024 accounted for 56.2% penetration rate in the ADAS vehicle market, according to Frost & Sullivan. It is projected that by 2025, 2030, and 2035, the ADAS penetration rates will increase to 63.0%, 78.7% and 82.6%, respectively, according to Frost & Sullivan. In 2024, the global autonomous driving industry experienced significant growth, with 26.5 million passenger vehicles equipped with ADAS capabilities (namely, Level 2 and Level 3 autonomous driving features) sold worldwide, achieving a penetration rate of 35.6%, according to Frost & Sullivan.
Sustainable Growth of the Licensing and Applications Market
With the rapid development of intelligent automotive market, the licensing and applications market is also rapidly ramping up, creating a high demand in the automotive market for technology suppliers and service providers who can offer complete and advanced autonomous driving solutions.
Licensing and applications refers to autonomous driving solutions provided or licensed to OEMs and other industry participants to enable advanced autonomous driving capabilities, which typically consist of application algorithms, autonomous driving domain controllers and tool chains. The application algorithm refers to autonomous driving algorithms to realize environmental perception, route planning, decision-making, and vehicle control. The autonomous driving domain controllers perform as the central brain of autonomous driving to achieve decision-making. The toolchain assists OEMs in achieving the mining, collection, analysis, and maintenance of massive data.
The expansion of the licensing and applications market is closely connected with the growth of autonomous vehicle sales. Driven by the popularity of Level 2 autonomous vehicles, China’s licensing and applications market share in the global market is expected to increase significantly. In 2024, licensing and applications market in China reached US$9.4 billion, accounting for 55.6% of the global market share. It is expected that the China market will grow to US$13.5 billion by 2025, accounting for 53.5% of the global market share, according to Frost & Sullivan. The market is expected to further expand to reach US$31.6 billion and US$36.9 billion by 2030, and 2035, respectively, according to Frost & Sullivan. In 2024, the global licensing and applications market was valued at US$17.0 billion and is projected to reach US$25.3 billion, US$67.0 billion, and US$91.4 billion by 2025, 2030, and 2035, respectively, according to Frost & Sullivan.
The chart below illustrates the size of China and global licensing and applications market by revenues.
China and Global Market Size of Licensing and Applications
(US$ in billions)

INDUSTRY OVERVIEW

(1)
RoW stands for “Rest of the World”, which primarily includes countries and regions such as the United States, Europe, and others.

(2)
Source: Public news and government statistics; annual reports of listed companies; Frost & Sullivan Report

The chart below illustrates the size of global licensing and applications market by revenues, by level of autonomous driving.
Global Market Size of Licensing and Application, Breakdown by
Level of Autonomous Driving
(US$ in billions)

Source: Public news and government statistics; annual reports of listed companies; Frost & Sullivan Report

INDUSTRY OVERVIEW

The chart below illustrates the size of China licensing and applications market by revenues, broken down by level of autonomous driving.
China Market Size of Licensing and Application, Breakdown by
Level of Autonomous Driving
(US$ in billions)

Source: Public news and government statistics; annual reports of listed companies; Frost & Sullivan Report
The rapid adoption of autonomous driving functionality and the fast expansion of the licensing and applications market worldwide are driven by the improvement of autonomous driving chip performance, advancement of sensor capabilities, cost reduction of hardware, and iterative refinement in algorithms. On the one hand, these developments lead to comprehensive cost reductions and enable incorporation of diversified Level 2 features into mid-end to entry-level vehicle models. On the other hand, high-end vehicles are actively promoting Level 2+ features, especially in China. Moreover, with the advent of commercialized driverless technology in the future, there is great growth potential of personally-owned vehicles built-in with Level 4 autonomous driving technology, fueling the growth for the licensing and applications market.
The domain controllers, especially the Level 4 domain controllers, requires extensive investment in research and development and technological upgrade to ensure product quality. To become and remain competitive in the technology-intensive licensing and applications industry, market players must have strong research and development capabilities, efficient coordination and stable research and development team. With technology advancing, domain controllers can analyze and make decisions through AI models under most road scenarios, but there are potential problems with perception and decision-making errors when dealing with some extremely complex scenarios. Moreover, as the source of intelligent computing power, high-performance chips are one of the core components of domain controllers. Although domestic domain controller chips have made certain breakthroughs in technological capabilities in recent years, there is still a gap in their comprehensive performance compared to international brands, with a large room for improvement.
Competitive Landscape of Licensing and Application Market in China
The licensing and applications market covers all levels of autonomous driving from Level 1 to Level 5, while the Company primarily focuses on the domain controller market for Level 4 and above. In 2024, the market size of Level 4 and above domain controllers in China was US$13.7 million, accounting for 0.15% of

INDUSTRY OVERVIEW

the overall licensing and applications market in China. Although Level 4 and above domain controller market account for only a small share of the overall licensing and applications market, their importance far outweighs their percentage. Owing to their high technical complexity, Level 4 and above domain controllers serve as the core hardware platform for Level 4 and above autonomous driving, and their maturity directly determines the commercialization roadmap of Level 4 and above autonomous driving technology.
The following flowchart illustrates the respective roles of all stakeholders (comprising hardware suppliers, OEMs, and licensing and applications providers) along the licensing and application services value chain:
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Hardware Suppliers:   Autonomous driving solution providers collaborate with chip and sensor manufacturers through joint R&D efforts to co-develop advanced autonomous driving technologies.

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OEMs:   Autonomous driving solution providers provide comprehensive autonomous driving solutions that support system integration and application across multiple vehicle platforms.

Value chain of Licensing and Application Services Market

Source: Frost & Sullivan Report
Threats and Challenges
The domain controller segment, critical to the advancement of higher-level autonomous systems, is subject to substantial technical and market-related pressures that impact development and deployment.
Key Threats
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Stringent R&D Requirements:   The domain controller market, particularly for Level 4 systems, is highly technology-intensive. It demands strong R&D capabilities, rapid iteration, and stable, highly skilled engineering teams to meet evolving performance requirements.

Key Challenges
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Scenario Handling Limitations:   Although domain controllers can now interpret and respond to most routine driving scenarios through AI models, perception and decision-making challenges remain in extremely complex or unfamiliar conditions.

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Incomplete Domestic Substitution:   High-performance chips, as the core computational units in domain controllers, remain dominated by international brands. While domestic alternatives have made progress, gaps in performance and market penetration still exist, requiring further technological advancement and adoption.

CHINA FAVORABLE POLICIES ON AUTONOMOUS DRIVING
Supportive regulatory developments are propelling the commercialization of driverless vehicles well beyond the initial stages of road testing. In November 2021, Beijing became the first city in China to launch a commercial pilot program for robotaxis, with an official policy allowing operators to charge the public for autonomous ride services. In December 2022, the Ministry of Industry and Information Technology (MIIT) issued a notice encouraging the deployment of driverless vehicles with mass production capabilities for pilot projects. This initiative aims to facilitate the establishment and refinement of regulatory frameworks governing the production and road safety of autonomous vehicles. Globally, leading governments — including those of

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the United States, Germany, Japan, South Korea, and the United Kingdom — have introduced favorable policies to foster both industrial and societal readiness for the advancement of autonomous driving technology.
The following table summarizes recent favorable polices in China on autonomous driving:
Policy	Issue Time	Department	Main Contents
Notice of Implementing the Pilot Program of Applying “Vehicle-Road-Cloud Integration” to Intelligent Connected Vehicles	2024.1	MIIT
It aims to promote the construction of networked cloud control infrastructure, exploring the multi-scenario application of autonomous driving technology based on efficient coordination of vehicles, roads, networks, clouds and maps, and accelerating the technological breakthrough and industrial development of ICVs (Intelligent Connected Vehicles).

Notice of Implementing the Pilot Program of Access and On-road Traffic of Intelligent Connected Vehicles	2023.11	MIIT
It proposes to select ICVs equipped with autonomous driving functions (including level-3 driving automation and level-4 driving automation functions) that are eligible for mass production to implement the pilot program of on-road traffic within the designated areas.

Guidelines for the Construction of the National Internet of Vehicles Industry Standard System (Intelligent Connected Vehicles) (2023)	2023.7	MIIT
It aims to form a standard system for ICVs that can support the common functions of combined driving assistance and autonomous driving by 2025, and completely form a standard system for ICVs that can support the coordinated development of single-vehicle intelligence and network empowerment.

Notice on Carrying out the Pilot Work of Intelligent Connected Vehicle Access and On-road Communication	2022.11	MIIT
The Ministry of Industry and Information Technology and the Ministry of Public Security select qualified vehicle manufacturers and intelligent networked vehicles equipped with autonomous driving engineering and mass production conditions to carry out access pilot; For the intelligent connected vehicles that have passed the access pilot, they will be carried out test driving in the restricted public road area of the pilot city.

Transportation Safety Service Guide of Autonomous Driving Vehicles	2022.08	Ministry of Transport
On the premise of ensuring transportation safety, it is encouraged to use AD vehicles to engage in bus transport business in scenarios such as closed rapid bus transit systems, use AD vehicles to engage in taxi transport business in scenarios with simple traffic conditions and relatively controllable conditions, and use AD vehicles to engage in road cargo transport business in scenarios such as point-to-point trunk highway transportation and relatively closed roads.

INDUSTRY OVERVIEW

Policy	Issue Time	Department	Main Contents
Detailed Implementation Rules for the Pilot Management of the Commercialization of Autonomous Driving Travel Services in the Pilot Zone of the Beijing Intelligent Connected Vehicle Policy	2021.12	Beijing Autonomous Driving Demonstration Zone Work Office
Standardize the commercial Robotaxi services from the aspects of application review, pilot management, network data security, service supervision and violation management, etc. Under the premise of ensuring the principle of fair competition in the market, enterprises can adopt a market-based pricing mechanism, and only start to experience charging services on the premise of clarifying the charging principles, payment methods and other information to passengers.

Beijing’s “14th Five-Year Plan” period advanced industry development plan	2021.8	People’s Government of Beijing
It aim to adhere to the development of autonomous driving technology, promote the revolution of vehicle-side intelligence, road-side intelligence and travel, and accelerate the transformation of traditional vehicles to intelligent network connection. Build a high-level autonomous driving demonstration area, making breakthroughs in key areas such as sensors, chips, and operating systems; encourage fully-verified autonomous vehicles to take the lead in trial operation and commercial operation services in policy-leading areas.

Shanghai Implementation Plan for Accelerating the Development of New Energy Vehicle Industry (2021 – 2025)	2021.2	People’s Government of Shanghai
Promote the construction of highly automated driving (L3+ and above) demonstration zones, and build a national-level intelligent vehicle innovation and development platform. Significantly reduce the comprehensive cost of autonomous driving testing, and accelerate the implementation of demonstration projects in typical scenarios such as robotruck, robotaxi services, driverless sweepers for elevated roads, and autonomous parking in parking lots.

Guiding Opinions on Promoting the Development and Application of Autonomous Driving Technology in Road Traffic	2020.12	MOT
It proposed, by 2025, positive progress will be made in autonomous driving technology, and important breakthroughs will be made in key technologies such as road infrastructure intelligence and vehicle-road coordination, as well as in product development and testing; a number of key standards for autonomous driving will be introduced; Achieve a number of national-level autonomous driving test bases and pilot projects, as well as, large-scale applications in some scenarios to promote the industrialization of autonomous driving technology.

INDUSTRY OVERVIEW

Policy	Issue Time	Department	Main Contents
Intelligent vehicle innovation and development strategy	2020.2	NDRC, MOST, MIIT
It proposed, by 2025, the technological innovation, industrial ecology, infrastructure, regulatory standards, product supervision and network security systems of Chinese standard smart cars will be basically formed. Realize the large-scale production of intelligent vehicles with conditional automatic driving, and realize the market application of intelligent vehicles with high-level automatic driving in specific environments. Looking forward to 2035 to 2050, China intelligent vehicle system will be fully completed and more perfect.

Medium and long-term development plan for the automotive industry	2017.4	NDRC, MOST, MIIT
It proposed, by 2020, the assembly rate of new cars with DA (driving assistance), PA (partially autonomous driving), and CA (conditional autonomous driving) systems will exceed 50%, and the assembly rate of connected driving assistance systems will reach 10%, meeting the requirements for the construction of smart transportation cities. By 2025, the DA, PA, CA new car assembly rate will reach 80%, of which the PA and CA class new car assembly rate will reach 25%, and highly and fully autonomous vehicles will begin to enter the market.

Sources of Information and Research Methodology
The information and statistics set out in this section and other sections of this Document were extracted from different official government publications, available sources from public market research and other sources from independent suppliers. In addition, we engaged Frost & Sullivan for preparing an independent industry report in respect of the [REDACTED]. The information from Frost & Sullivan disclosed in the Document is extracted from the Frost & Sullivan Report, a report commissioned by us for a fee of US$95,000, and is disclosed with the consent of Frost & Sullivan. The Frost & Sullivan Report has been prepared by Frost & Sullivan independently without any influence from us or other interested parties.
Frost & Sullivan is an independent global consulting firm founded in 1961 in New York and its services include, among others, industry consulting, market strategic consulting and corporate training. Frost & Sullivan conducted (i) primary research, which involved discussing the status of the industry with certain leading industry participants, and interviews with industry experts on a best-effort basis to collect information in aiding in-depth analysis; and (ii) secondary research, which involved reviewing company reports, independent research reports and data based on its own research database.
Except as otherwise noted, all of the data and and forecasts contained in this section are derived from the Frost & Sullivan Report. Our Directors confirm that after taking reasonable care, there is no material adverse change in the overall market information since the date of the Frost & Sullivan Report that would materially qualify, contradict or have an impact on such information.

REGULATORY OVERVIEW

PRC REGULATIONS
This section sets forth a summary of the most significant PRC laws and regulations relevant to our business and operations in the PRC and the key provisions of such laws and regulations.
Regulations on Foreign Investment
The Company Law of the PRC (《中華人民共和國公司法》), promulgated by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on December 29, 1993, last amended on December 29, 2023 and came into effect on July 1, 2024, governs the establishment, operation and management of companies in the PRC, including foreign-invested companies. Unless foreign investment laws provide otherwise, foreign- invested companies shall abide by the Company Law of the PRC.
On January 1, 2020, the Foreign Investment Law of the PRC (《中華人民共和國外商投資法》) (the “FIL”) became effective and simultaneously replaced the prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC (《中華人民共和國中外合資經營企業法》), the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC (《中華人民共和國中外合作經營企業法》) and the Wholly Foreign-invested Enterprise Law of the PRC (《中華人民共和國外資企業法》), together with their implementation rules and ancillary regulations. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council.
Pursuant to the FIL, China has adopted a system of pre-establishment national treatment plus a negative list with respect to foreign investment administration. The negative list shall be issued by, amended or released upon approval by the State Council, from time to time. The negative list sets forth industries in which foreign investments are prohibited and industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside of the negative list will be treated equally. Additionally, the PRC authorities also maintain a catalog which identifies industries in China where foreign investments are proactively encouraged. This catalog often serves as a reference for local governments in China to formulate and implement their foreign investment support policies. The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version) (《外商投資准入特別管理措施(負面清單)(2024年版)》), which was promulgated by the National Development and Reform Commission of the PRC (the “NDRC”) and the Ministry of Commerce of the PRC (the “MOFCOM”) on September 6, 2024 and became effective on November 1, 2024, and the Catalog of Encouraged Industries for Foreign Investment (2022 Version) (《鼓勵外商投資產業目錄(2022年版)》), which was promulgated by the NDRC and the MOFCOM on October 26, 2022 and became effective on January 1, 2023, replace previous negative list and encouraging catalog and list the categories of encouraged, restricted, and prohibited industries.
On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Reporting of information on Foreign Investment (《外商投資信息報告辦法》), which became effective on January 1, 2020 and pursuant to which, foreign investors or foreign-invested enterprises shall report investment information to the MOFCOM and its local counterparts when foreign investors carry out investment activities directly or indirectly within China, and its subsequent changes are required to submit an initial or change report through the enterprise registration system.
Pursuant to the Measures for the Security Review of Foreign Investment (《外商投資安全審查辦法》) promulgated by the NDRC and the MOFCOM on December 19, 2020 and became effective on January 18, 2021, any foreign investment that has or possibly has an impact on state security shall be subject to security review in accordance with the provisions hereof.

REGULATORY OVERVIEW

Regulations on Autonomous Driving
On July 27, 2021, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Public Security (the “MPS”) and the Ministry of Transport (the “MOT”) promulgated the Administrative Norms for Road Testing and Demonstrative Application of Intelligent Connected Vehicles (for Trial Implementation) (the “Road Testing Administrative Norms”) (《智能網聯汽車道路測試與示範應用管理規範(試行)》), which came into effect on September 1, 2021 and replaced the Road Testing Administrative Norms (《智能網聯汽車道路測試管理規範(試行)》) issued in April 2018. The Road Testing Administrative Norms is the main national level regulation on road testing of autonomous driving vehicles in the PRC, under which, road testing refers to the testing of autonomous driving function of intelligent connected vehicles (a PRC regulatory concept that encompasses autonomous driving vehicles) carried out on the designated sections of highways, urban roads and other roads used for the passage of public motor vehicles, and “demonstrative application” of such vehicles refers to pilot and experimental activities of driving such vehicles with passengers and goods, which are carried out on designated sections of certain roads that are used for passage of public motor vehicles.
Pursuant to the Road Testing Administrative Norms, any entity intending to conduct a road testing of autonomous driving vehicles must obtain a road-testing certificate and a temporary license plate for each tested vehicle. To qualify for these required licenses, an autonomous driving applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered in the PRC with the capacity to conduct businesses in relation to intelligent connected vehicles, such as manufacturing, R&D and testing of vehicles and vehicle parts, which has established protocol to test and assess the performance of autonomous driving system and is capable of conducting real-time remote monitoring of the tested vehicles, and with the ability of event recording, analysis and reproduction of the vehicles under road testing and ensuring the network security of the vehicles and the remote monitoring platforms; (ii) the vehicles must be equipped with a driving system that can switch between autonomous pilot mode and human driving mode in a safe, quick and simple manner and allows human driver to take control of the vehicle instantaneously when necessary; (iii) the vehicles must be equipped with the functions of recording, storing and real-time monitoring the condition of the vehicle and be able to transmit real-time data of the vehicle; (iv) the applicant entity must sign an employment or labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. The testing duration for a road testing should not exceed 18 months in principle, and should not exceed the validity period of the certificate of safety technical inspection and the insurance voucher of the tested vehicle.
Pursuant to the Road Testing Administrative Norms (《智能網聯汽車道路測試與示範應用管理規範(試行)》), a road-testing entity and a demonstrative application entity must submit a periodic report every 6 months to the competent governmental authority and provide a summary report within 1 month upon conclusion of the road testing or demonstrative application. The entity responsible for the road testing or the demonstrative application must report information on the traffic accidents during the road testing or demonstrative application to the competent authorities on a monthly basis. In case of any traffic violation, the traffic administrative department of the public security department must impose the penalties on the responsible parties in accordance with the laws and regulations on road traffic safety. In the case of serious injuries or deaths of any person or serious damage of a vehicle, the entity responsible for the road testing or the demonstrative application must report such accident to the competent governmental authority within 24 hours, and if such entity fails to report as required, its road testing or demonstrative application activities may be suspended for 24 months.
On July 30, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products (《關於加強智能網聯汽車生產企業及產品准入管理的意見》), which strengthens the safety management of products with autopilot function and provides that such products shall at least meet the requirements as follows: (i) being able to automatically

REGULATORY OVERVIEW

identify the failure of the autopilot system and whether the designed operating conditions are continuously satisfied, and to take measures to minimize risks; (ii) having the function of human-computer interaction to display the operating status of the autopilot system; (iii) having the event data recording system and the autopilot data recording system; (iv) satisfying the process assurance requirements, such as functional safety and network security, as well as testing requirements in relation to simulation, roads, network security, software upgrading and data recording.
On August 25, 2022, the Ministry of Natural Resources issued the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying, Mapping and Geo-information (《關於促進智能網聯汽車發展維護測繪地理信息安全的通知》), which among others, provides that for any vehicle manufacturer, service provider or autonomous driving software provider that engages in the collection, storage, transmission and processing of certain geo-information that is surveying and mapping data in nature, if it is a domestic enterprise, it shall obtain the surveying and mapping qualification in accordance with the law or engage an agency with such qualification to carry out the surveying and mapping activities; if it is a foreign-invested enterprise, it shall engage an agency with such qualification to carry out the surveying and mapping activities. Pursuant to the Notice on Strengthening the Production, Test, Application and Management of Autopilot Maps issued by the former National Administration of Surveying, Mapping and Geo-information (《關於加強自動駕駛地圖生產測試與應用管理的通知》) on February 3, 2016, without the approval of the regulatory authorities of surveying, mapping and geo-information at or above the provincial level, mapping data may not be provided to or shared with foreign entities and individuals or foreign-invested enterprises incorporated in the PRC. Pursuant to the Surveying and Mapping Law (《中華人民共和國測繪法》), which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 28, 1992, and last amended on April 27, 2017 and became effective on July 1, 2017, conducting surveying and mapping activities without obtaining the necessary qualification may be ordered to cease such activities, and the unlawful gains from the surveying and mapping activities shall be confiscated. In addition, a fine of not less than one time but not more than two times of the unlawful gains from the activities may be imposed on.
On August 20, 2021, the MIIT promulgated the Taxonomy of Driving Automation for Vehicles (《汽車駕駛自動化分級》), which became effective on March 1, 2022. It provides for six levels from Level 0 to 5 for the taxonomy of driving automation, among which Level 2 refers to combined driving assistance, Level 3 refers to conditionally-automated driving, Level 4 refers to highly-automated driving and Level 5 refers to fully-automated driving. On November 17, 2023, the MIIT, the MPS, the Ministry of Housing and Urban-Rural Development and the MOT promulgated the Notice on Carrying out the Pilot Program of Market Access and Road Passage for Intelligent Connected Vehicles (《關於開展智能網聯汽車准入和上路通行試點工作的通知》), which provides that the aforementioned authorities will select intelligent connected vehicle products with Level 3 and Level 4 qualified for mass production as the pilot program of market access, and launch the pilot program of road passage for intelligent connected vehicle products that have been granted access within specified areas. On November 21, 2023, the MOT issued the Guideline on Transport Safety and Service for Autonomous Vehicles (Trial Implementation) (《自動駕駛汽車運輸安全與服務指南(試行)》), which specifically provides the requirements for commercial operation of autonomous vehicles in respect of the scope of application, basic principles, application scenarios, operators of autopilot transport, transport vehicles, staffing, safety assurance, supervision and administration. On July 26, 2024, the Ministry of Natural Resources promulgated The Notice of the Ministry of Natural Resources on Strengthening the Administration of Surveying, Mapping and Geo-information Security Relating to Intelligent Connected Vehicles (《自然資源部關於加強智能網聯汽車有關測繪地理信息安全管理的通知》), and emphasized various related matters, including the requirement of conducting surveying and mapping activities related to intelligent connected vehicles in accordance with the law, strengthening the management of surveying and mapping activities involving intelligent connected vehicles, strictly managing confidential and sensitive geographic information data, strictly reviewing electronic navigation maps, implementing the requirements for the storage of geo-information data and cross-border transfer of such data, strengthening the regulation of geo-information security, encouraging the exploration of geographic information security application, etc. On February 25, 2025, the MIIT and the SAMR promulgated the Notice on Further Strengthening the Market Access, Recall,

REGULATORY OVERVIEW

and Software Over-the-Air Upgrade Management for Intelligent Connected Vehicles (《關於進一步加強智能網聯汽車產品准入、召回及軟件在線升級管理的通知》), which provides that the aforementioned authorities will implement enhanced market access and recall requirements for combined driving assistance systems, enforce coordinated oversight of automotive software over-the-air (OTA) upgrades, and mandate that manufacturers producing intelligent connected vehicles equipped with such systems submit compliance applications to the MIIT with operational validity confined to designated regulatory frameworks.
A number of local governments in China, such as Beijing, Guangzhou, Shanghai and Shenzhen, have also released rules that regulate road testing and application of autonomous driving vehicles. For example, Beijing Municipal Commission of Transport, Beijing Municipal Bureau of Public Security and Beijing Municipal Bureau of Economy and Information Technology promulgated the Implementing Rules for Road Testing Management of Autonomous Vehicles (for Trial Implementation) (《自動駕駛車輛道路測試管理實施細則(試行)》), effective on November 12, 2020, which stipulates the detailed procedures and requirements for road testing and trial operations in Beijing, including those for general technical test, special weather test, highway test, driverless test, etc. On July 8, 2021, Guangzhou Municipal Industry and Information Technology Bureau promulgated the Opinions on Gradually Launching Regional Piloting Policies for the Application, Demonstration and Operation of Intelligent Connected Vehicles (Automatic Driving) under Different Mixed Environments (《關於逐步分區域先行先試不同混行環境下智能網聯汽車(自動駕駛)應用示範運營政策的意見》), and the Work Plan for the Application, Demonstration and Operation of Intelligent Connected Vehicles (Automatic Driving) under Different Mixed Environments (《在不同混行環境下開展智能網聯汽車(自動駕駛)應用示範運營的工作方案》), which among others, provide that intelligent connected vehicles (autonomous driving) may be used to carry out passenger transport activities, such as taxis and buses, and carry out ordinary road freight transport (except for dangerous goods) and other demonstrative operations, provided that the relevant license, permit and other regulatory requirements are met. On November 11, 2024, Guangzhou Municipal Industry and Information Technology Bureau promulgated the Work Plan for the Application, Demonstration and Operation of Intelligent Connected Vehicles (Automatic Driving) under Different Mixed Environments (Second Version) (《在不同混行環境下開展智能網聯汽車(自動駕駛)應用示範運營的工作方案(第二版)》), which stipulates the detailed standards and requirements for the Intelligent Connected Vehicles (Automatic Driving).
Pursuant to the Guideline on Transport Safety and Service for Autonomous Vehicles (Trial Implementation) (《自動駕駛汽車運輸安全服務指南(試行)》) issued by the General Office of the Ministry of Transport on November 21, 2023, autonomous driving vehicles engaged in road freight transportation operations are, in principle, required to be accompanied by onboard safety drivers. Under the current regulatory framework, none of our Level 4 robotrucks currently operate without safety drivers.
Meanwhile, in certain designated areas and on specific routes, PRC regulatory authorities are conducting pilot programs that permit fully unmanned operations of robotrucks. For instance, the Beijing High-Level Autonomous Driving Demonstration Zone allows robotruck platooning tests under a “1+N” model, in which a safety driver should be present in the cabin of the following trucks but is not required to be in the primary driver’s seat. We have obtained a permit for such tests under these terms.
The following exhibits the major rules and regulations in relating to licensing requirements for autonomous driving vehicles in each city where we operate:
Beijing
The Standing Committee of the Beijing Municipal People’s Congress promulgated Beijing’s Autonomous Vehicle Regulations (《北京市自動駕駛汽車條例》), which was issued on December 31, 2024 and became effective on April 1, 2025. The Beijing Municipal Commission of Transport, Beijing Municipal Bureau of Public Security, and Beijing Municipal Bureau of Economy and Information Technology jointly issued the Implementing Rules for Road Testing Management of Autonomous Vehicles (for Trial Implementation) (《北京市自動駕駛車輛道路測試管理實施細則(試行)》), effective on November 12, 2020. Additionally, the Beijing Municipal Economy and Information Technology Bureau issued the Implementation Rules for the Management of Commercial Pilot of Autonomous Driving Travel Services in the Policy Pioneer Zone for

REGULATORY OVERVIEW

Intelligent Connected Vehicles (Trial Implementation) (《北京市智能網聯汽車政策先行區自動駕駛出行服務商業化試點管理實施細則(試行)》) on November 25, 2021.
Such rules and regulations establishes a three-stage progression for autonomous vehicles: (i) road testing activities, (ii) demonstration application activities, and (iii) road application pilot (commercial operation). Entities seeking to test autonomous driving functionality must apply for road testing activities. Upon completion of road testing and fulfillment of specified conditions, entities may apply to conduct demonstration application activities for testing passenger and cargo transport scenarios. After completing road testing and demonstration applications, entities may apply to the Municipal Economy and Information Technology authorities for safety assessment. Vehicles that pass this assessment may apply for autonomous driving vehicle license plates and permission to conduct commercial operation pilots.
For each stage (road testing, demonstration application, and application pilot), entities must apply for the applicable permit, namely the “Intelligent Connected Vehicle Road Testing Notice” (《智能網聯汽車道路測試通知書》) which may specify the particular category and whether such activities may be conducted with or without a safety driver.
While China’s national regulatory framework currently provides limited guidance specifically for low-speed and specialized autonomous applications such as unmanned delivery vehicles and driverless sanitation vehicles, Beijing has established dedicated regulations through the Unmanned Delivery Vehicle Road Testing and Commercial Demonstration Management Measures of Beijing (Trial) (北京市無人配送車道路測試與商業示範管理辦法(試行)) (“Beijing Measures on Unmanned Delivery”) jointly issued by Beijing Municipal Commission of Transport, Beijing Municipal Bureau of Economy and Information Technology, Beijing Municipal Public Security Bureau Traffic Management Bureau, Beijing Municipal Bureau of Commerce, and Beijing Municipal Postal Administration on January 31, 2023. The Beijing Measures on Unmanned Delivery establishes a number of requirements for road testing and commercial demonstration. For example, unmanned delivery vehicles classified as non-passenger vehicles must satisfy dimensional criteria to qualify for testing and commercial demonstration permits.
Guangzhou
The Standing Committee of the Guangzhou Municipal People’s Congress promulgated the Regulations on the Innovative Development of Intelligent Connected Vehicles of Guangzhou Municipality (《廣州市智能網聯汽車創新發展條例》), which was issued on January 20, 2025 and became effective on February 28, 2025. Guangzhou Municipal Industry and Information Technology Bureau issued the Work Plan for the Application, Demonstration and Operation of Intelligent Connected Vehicles (Automatic Driving) under Different Mixed Environments (Second Version) (《在不同混行環境下開展智能網聯汽車(自動駕駛)應用示範運營的工作方案(第二版)》), effective on November 1, 2024. Guangzhou Nansha District Transportation Bureau promulgated the Implementation Rules for Road Testing of Intelligent Connected Vehicles in Nansha District (for Trial Implementation) (《南沙區智能網聯汽車道路測試實施細則(試行)》), effective on January 6, 2022.
Such rules and regulations establish the framework for road testing, demonstration application, demonstration operation, and commercial operation stages, as well as license application requirements in Guangzhou. Entities conducting these activities must apply for applicable permits, which may specify whether such activities may be conducted with or without a safety driver. The regulatory authorities may, based on its review of the applications, issue a “Guangzhou Intelligent Connected Vehicle Road Testing Notice” (《廣州市智能網聯汽車道路測試通知書》) for road testing activities, and “Commercial Mixed Traffic Pilot Qualification Notice” (《商業化混行試點資格通知書》) and “Commercial Mixed Traffic Pilot Vehicle Access Notice” (《商業化混行試點車輛准入通知書》) for demonstration application, demonstration operation, and commercial operation.
Guangzhou applies consistent standards across both passenger and non-passenger autonomous applications under the Regulations on the Innovative Development of Intelligent Connected Vehicles of

REGULATORY OVERVIEW

Guangzhou Municipality (《廣州市智能網聯汽車創新發展條例》) promulgated by the Standing Committee of the Guangzhou Municipal People’s Congress on January 20, 2025 which became effective on February 28, 2025.
Shanghai
The Standing Committee of the Shanghai Municipal People’s Congress promulgated the Provisions of Shanghai Pudong New Area on Promoting Innovative Application of Driverless Intelligent Connected Vehicles (《上海市浦東新區促進無駕駛人智能網聯汽車創新應用規定》), effective on February 1, 2023. The Shanghai Municipal Government issued the Administrative Measures for Testing and Application of Intelligent Connected Vehicles in Shanghai (《上海市智能網聯汽車測試與應用管理辦法》), effective on February 15, 2022. The Shanghai Municipal Commission of Economy and Information Technology, Shanghai Public Security Bureau, and Shanghai Municipal Transportation Commission jointly promulgated the Implementation Measures for Testing and Demonstration of Intelligent Connected Vehicles in Shanghai (《上海市智能網聯汽車測試與示範實施辦法》), effective on November 1, 2021.
Such rules and regulations establish the framework for road testing, demonstration application, demonstration operation, and commercial operation, as well as vehicle license application requirements in Shanghai. Entities conducting these activities must apply for applicable permits, which may specify whether such activities may be conducted with or without a safety driver. The regulatory authorities may, based on its review of the applications, issue permits such as the “Intelligent Connected Vehicle Demonstration Operation Notice” (《智能網聯汽車示範運營通知書》). Additionally, entities conducting these activities are required to file a “Safety Self-Declaration” (《安全性自我聲明》) for road testing, demonstration application, and demonstration operation.
Shanghai regulates low-speed and specialized autonomous applications under its general autonomous driving regulatory framework, without separate laws or regulations dedicated for these vehicle types. Generally, passenger transport operations face stricter regulatory oversight and autonomous mileage thresholds, while non-passenger operations must satisfy cargo-specific requirements, such as mandatory cargo load-scenario validation.
Shenzhen
The Standing Committee of the Shenzhen Municipal People’s Congress promulgated the Regulations on Intelligent Connected Vehicles of Shenzhen Special Economic Zone (《深圳經濟特區智能網聯汽車管理條例》), effective on August 1, 2022. The Shenzhen Bao’an District People’s Government issued the Administrative Measures for Commercial Piloting of Intelligent Connected Vehicles in Bao’an District, Shenzhen (Trial Implementation) (《深圳市寶安區智能網聯汽車商業化試點管理辦法(試行)》), effective on February 17, 2024.
Such regulations establish the frameworks for road testing and demonstration application, and authorize local governments to explore commercial operation pilots in Shenzhen. The regulatory authorities may, based on its review of the applications, issue an “Intelligent Connected Vehicle Commercial Pilot Notice” (《智能網聯汽車商業化試點通知書》). Entities conducting road testing, demonstration application or commercial operation must (i) apply for applicable permits, which may specify whether such activities may be conducted with or without a safety driver, and (ii) file a “Safety Self-Declaration” (《安全性自我聲明》) for road testing, demonstration application, and commercial pilot operations.
Shenzhen regulates low-speed and specialized autonomous applications under its general autonomous driving regulatory framework, without separate laws or regulations dedicated for these vehicle types. Local laws and regulations of Shenzhen demonstrate partial distinctions in specific requirements between passenger-capable vehicles and non-passenger vehicles. For example, non-passenger vehicles require compulsory traffic insurance and third-party liability insurance, while passenger-capable vehicles must carry additional passenger liability insurance and meet enhanced risk disclosure requirements for operational transparency.

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Regulations on Road Transport
Pursuant to the Regulations on Road Transport (2023 Version) (《中華人民共和國道路運輸條例(2023修訂)》), which was promulgated by the State Council on April 30, 2004, last amended on July 20, 2023, and became effective on July 20, 2023, operators engaging in the road passenger transport business operations, the road freight transport business operations and road transport related business shall abide by this regulation. An operator may engage in freight transport business only after obtaining a road transport business operation license, except for those operators that use any general freight transport vehicle with a total mass of 4.5 tons or below to engage in the general freight transport business operations. In addition, any vehicle used by freight transport business operators for transportation shall obtain a vehicle operation certificate, except for those vehicles with a total mass of 4.5 tons or below. The road transport business operation license as well as the vehicle operation certificate are also required for operating the road passenger transport business.
Pursuant to the Administrative Provisions on Road Freight Transport and Stations (2023 Version) (《道路貨物運輸及站場管理規定(2023修訂)》) promulgated by the MOT on June 16, 2005, last amended on November 10, 2023 and became effective on the same date, an operator of road freight transport shall engage in business operations of road freight transport within the business scope as specified in the operation license for road transport and shall hire drivers with practice qualification certificates as required by the relevant provisions. If an operator intends to establish a branch engaging in road freight transport business, it shall file for record with the competent road transport department of the place where the branch is to be established.
On August 11, 2021, the MOT amended the Provisions on the Administration of Cruising Taxi Operating Services (《巡遊出租汽車經營服務管理規定》), which provides that cruising taxi operating services refer to the business activities of cruising on the street for attracting customers or waiting for passengers at taxi ranks, spraying and installing the taxi logos, providing traveling services for passengers through the passenger cars with seven seats or less and driving services, driving according to the wishes of passengers, and charging fares by mileage and time. Operators shall apply to the local government for providing cruising taxi services, and the local government shall issue a written decision on approving administrative licensing for cruising taxi operation, specify the business scope, the operating areas, the number of vehicles and the requirements therefor, the valid period of the right to operate cruising taxis, and other matters, and issue the road transport business license to the applicant, if the applicant is satisfied with the requirements. After verifying that the vehicles comply with the relevant requirements, the licensing authority shall issue the road transport certificates to the vehicles.
Regulations on Road Traffic Safety
The Road Traffic Safety Law (《中華人民共和國道路交通安全法》) (the “Traffic Safety Law”), which promulgated by the SCNPC on October 28, 2003, and last amended and became effective on April 29, 2021, sets out the basic framework for road traffic safety and provides the rules for the drivers of vehicles, pedestrians, passengers and the entities and individuals involved in road traffic activities. Pursuant to the Road Traffic Safety Law, the relevant traffic control department of the public security authorities shall be in charge of determination of responsibilities in traffic accidents, which is also reiterated and brought into details by the last amended Regulation for the Implementation of the Road Traffic Safety Law of the PRC (《中華人民共和國道路交通安全法實施條例》) promulgated by the State Council on October 7, 2017.
On April 29, 2021, the MPS issued the Draft Proposed Amendments of the Road Traffic Safety Law (2021 Version) (《道路交通安全法(2021修訂)》) (the “MPS Proposed Amendments”). The MPS Proposed Amendments clarify, among others, the requirements related to road testing of, and access by, vehicles equipped with autonomous driving functions, as well as regulating how liability for traffic violations and accidents will be allocated. The MPS Proposed Amendments stipulate that vehicles equipped with autonomous driving functions should first pass tests in closed roads and venues and obtain temporary license plates before embarking on road testing. The MPS Proposed Amendments provide that when vehicles equipped with autonomous driving functions and human driving modes are involved in road traffic violations or accidents, the responsibility of the driver or the autonomous driving system developer shall be determined in accordance with laws, as well as the liability for damage. For vehicles on the road that are equipped with

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autonomous driving functions without human driving modes, this liability issue should be separately dealt with by relevant departments of the State Council. However, the last amended Road Traffic Safety Law did not adopt the aforementioned proposed amendments.
Regulations on Tariffs
According to the Customs Duties Law of the PRC (《中華人民共和國關稅法》), issued by SCNPC on April 26, 2024 and effective as of December 1, 2024, goods permitted to be imported or exported and articles entering the territory of the PRC shall be subject to customs duties levied by the Customs authorities in accordance with applicable laws and regulations. The consignees of imported goods, the consignors of exported goods and carriers or recipients of inbound articles shall be the duty payer. Enterprise making customs declaration are withholding obligors for customs duties.
The Rules on Customs Tariffs of Import and Export of the PRC (《中華人民共和國進出口稅則》) (the “Rules on Customs Tariffs”), promulgated by the State Council Customs Tariff Commission of the PRC on December 30, 2024, and effective as of January 1, 2025, establishes the legal framework for tariff classification for imported and exported goods, applicable tax rates, preferential trade agreements, rules of origin, and the principles governing their implementation, and serves as the authoritative basis for calculating customs duties.
During the Track Record Period, we imported certain raw materials, primarily NVIDIA Orin-X chips, from overseas suppliers. To the best of our knowledge, the wafer fabrication facilities of the NVIDIA Orin-X chips procured by us are located in the Taiwan Region or Korea. According to the Regulations on the Criteria for Substantial Transformation Under Non-Preferential Rules of Origin (Customs Order No. 122) (關於非優惠原產地規則中實質性改變標準的規定(海關總署122號令)) promulgated by the General Administration of Customs of the PRC on October 28, 2024, and effective as of December 1, 2024, and the Emergency Circular on the Rules for Determining the “Place of Origin” of Semiconductor Products (關於半導體產品”原產地”認定規則的緊急通知) issued by the China Semiconductor Industry Association on April 11, 2025, the origin of “integrated circuits” shall be determined based on the four-digit tariff code change principle, with the wafer tape-out location recognized as the country of origin. According to the Rules on Customs Tariffs, Taiwan Region and Korea are among the regions eligible for the most-favored-nation tariff treatment. Consequently, our procurement of NVIDIA Orin-X chips is subject to a 0% tariff rate.
Regulations on Auto Insurance
According to the Traffic Safety Law promulgated on October 28, 2003 and last amended on April 29, 2021, traffic accident insurance must be purchased for each vehicle. Pursuant to the Regulation on Compulsory Auto Liability Insurance (《機動車交通事故責任強制保險條例》) promulgated by the State Council on 21 March 2006 and last amended on 2 March 2019, the owner or manager of a motor vehicle operating on the roads within the PRC must purchase the compulsory traffic accident liability insurance for motor vehicles in accordance with the provisions of the Traffic Law.
According to the Traffic Law, where motor vehicles are involved in traffic accidents which cause personal injury or death or any property losses, (i) the insurance company shall make compensation within the limit of the compulsory third party liability insurance for motor vehicles; (ii) the part not covered by such insurance shall be compensated according to the following provisions: (a) where a traffic accident occurs between two motor vehicles, the party in fault shall bear the liability; and where both parties are in fault, the liability shall be shared on the basis of the proportion of each party’s fault; and (b) where a traffic accident occurs between the driver of a motor vehicle and the driver of a non-motor vehicle or a pedestrian, the driver of the motor vehicle shall bear the liability for compensation if the driver of the non-motor vehicle or the pedestrian is not in fault; if there is evidence which proves that the driver of the non-motor vehicle or the pedestrian is in fault, the liability for compensation to be borne by the motor vehicle driver shall be appropriately lightened on the basis of the degree of the fault; if the driver of the motor vehicle is not in fault, the liability for compensation to be borne by him shall not exceed 10%. Where the losses in a traffic accident are caused by the driver of a non-motor vehicle or a pedestrian who deliberately runs into a motor vehicle, the driver of the motor vehicle shall not bear any liability for compensation.

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On July 27, 2021, the MIIT, the MPS of the PRC and the MOT promulgated the Road Testing Administrative Norms (《智能網聯汽車道路測試與示範應用管理規範(試行)》), which provides that the demonstration entity must purchase traffic accident liability insurance with coverage of no less than RMB5 million per vehicle or an autonomous driving road test accident compensation bond of no less than RMB5 million for vehicles operating on public roads. For passenger-carrying demonstrations, this must include necessary commercial insurance such as seat insurance and personal accident insurance for all occupants.
A number of local governments in China, such as Beijing, also have also released rules that regulate auto insurance. For example, the Standing Committee of Beijing Municipal People’s Congress promulgated Beijing’s Autonomous Vehicle Regulations (《北京市自動駕駛汽車條例》), effective on April 1, 2025, which stipulates that entities conducting road tests, demonstration applications, or pilot road operations must purchase compulsory traffic accident liability insurance, carrier liability insurance, and other supplementary commercial insurance as required by relevant provisions.
Regulations on Cybersecurity, Information Security, Privacy and Data Protection
Cybersecurity
Pursuant to the National Security Law of the PRC (《中華人民共和國國家安全法》) promulgated by the SCNPC on February 22, 1993 and latest amended and became effective on July 1, 2015, the state shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to state security, so as to prevent and neutralize state security risks in an effective way. On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (《中華人民共和國網絡安全法》) (the “Cybersecurity Law”), which became effective on June 1, 2017. The Cybersecurity Law requires network operators to perform certain functions related to cyber security protection and strengthen the network information management. For instance, under the Cybersecurity Law, network operators of critical information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC, fulfill additional obligations of security protection, and is subject to cybersecurity review when purchasing of network products and services that may threaten the national security. When collecting and using personal information, in accordance with the Cybersecurity Law, network operators shall abide by the “lawful, justifiable and necessary” principles. Network operators shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. Network operators shall not disclose, tamper with or destroy personal information that it has collected, or disclose such information to others without prior consent of the person whose personal information has been collected, unless such information has been processed to prevent specific person from being identified and such information from being restored.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》) (the “CII Regulations”), effective on September 1, 2021. Pursuant to the CII Regulations, a “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as, among others, public communications and information services, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, as well as other important network facilities and information systems that may seriously endanger national security, national economy, people’s livelihood, or public interests in the event of damage, loss of function, or data leakage. The competent regulatory authorities as well as the supervision and administrative authorities of the aforementioned important industries and sectors will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.
On December 28, 2021, thirteen regulatory authorities, including the Cyberspace Administration of China (the “CAC”), the China Securities Regulatory Commission (the “CSRC”), jointly released the

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Cybersecurity Review Measures (《網絡安全審查辦法》) (the “Cybersecurity Review Measures”) which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a “critical information infrastructure operator (“CIIO”)” that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for the cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuers apply to list its securities on a foreign stock exchange, and (iii) relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As announced by the CAC, the China Cybersecurity Review, Certification and Market Regulation Big Data Center (the “CCRC”) is entrusted by the Cybersecurity Review Office and under its guidance, to undertake specific work of the cybersecurity review such as receipt of materials and formal review of such materials and set up a hotline for the consultation regarding cybersecurity review.
On September 22, 2020, the MPS issued the Guiding Opinions on Implementing the Multi-Level Protection Scheme for Cybersecurity and the Security Protection System for Critical Information Infrastructure (《貫徹落實網絡安全等級保護制度和關鍵信息基礎設施安全保護制度的指導意見》) (the “Guiding Opinions on MLPS and CII”). The Guiding Opinions on MLPS and CII restates the basic principles and work objectives of implementing the requirements on multi-level protection scheme and security protection of critical information infrastructure, and requires network operators to undertake the assessment and filing of their own network systems in time under the multi-level protection scheme. In addition, according to the Guiding Opinions on MLPS and CII, the industrial regulatory authorities shall develop the rules for the identification of critical information infrastructure in such industries, promptly notify the relevant operators of the identification results and report the same to the MPS for record.
Based on the Cybersecurity Review Measures, we are not subject to cybersecurity review in connection with this offering for the following reasons: (i) according to our communication with the CCRC, “listing in a foreign country” does not include listing in Hong Kong; (ii) as of the date of this document, the number of users whose personal information we hold does not reach one million; (iii) as of the date of this document, we have not received any notification from the supervisory authorities responsible for the security protection of critical information infrastructure recognizing us as CIIOs; (iv) as of the date of this document, no significant circumstances in our operations that “affect or may affect national security” have been identified. The scale and sensitivity of the data held by us are overall controllable. All data collected or generated within China are stored within China; and (v) as of the date of this document, we have not received any notice from members of the cybersecurity review working mechanism and/or from CCRC requiring us to undergo cybersecurity review.
However, as of the date of this document, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. As the definitions for terms such as “CIIO”, “internet platform operator” and “national security” are broad, and the government will likely retain significant discretion as to the interpretation and enforcement of these terms as well as the Cybersecurity Review Measures and any implementation rules, we may be subject to additional requirements and risks associated with such regulatory requirements. For details of the associated risks, see “Risk Factors — Risks Related to Our Business and Industry — Complying with evolving laws and regulations across multiple jurisdictions regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal and regulatory proceedings, suspension or disruption of operations, fines, increased cost of operations, remediation costs, indemnification expenditures or otherwise harm our business.”
Furthermore, if we plan to list our securities on other foreign stock exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. If and when we are required to go through a cybersecurity review, we may not be

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able to timely complete the review, or at all, which may bring substantial uncertainties to our future listing and financing plan, and therefore adversely affect our business and results of operations.
Data Protection
On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (《中華人民共和國數據安全法》) (the “Data Security Law”), which became effective on September 1, 2021. The Data Security Law provides for data security obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.
On August 16, 2021, five regulatory authorities, including the CAC, promulgated the Several Provisions on the Administration of Automotive Data Security Management (for Trial Implementation) (《汽車數據安全管理若干規定(試行)》) (the “Provisions on Automotive Data Security”), which became effective on October 1, 2021. The Provisions on Automotive Data Security clearly defines the definition of “automotive data”, “processing of automotive data”, “automotive data processor”, “personal information”, “sensitive personal information” and “important data”, and further elaborate the principles of and requirements for the automotive data operating activities within the PRC. Furthermore, the Provisions on Automotive Data Security also prescribes the implementation of classified protection of cybersecurity, the obligations of automotive data operators to inform, anonymize and obtain individuals’ consents, and the specific requirements for processing sensitive personal information, as well as the risk assessment when operating important data and the security assessment when providing data abroad.
On December 8, 2022, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Field (for Trial Implementation) (《工業和信息化領域數據安全管理辦法(試行 )》) (the “MIIT Measures for Data Security”), which became effective on January 1, 2023. In accordance with the MIIT Measures for Data Security, data processors in the field of industry and information technology shall classify data firstly based on the data’s category and then match the corresponding organizational and technical measures. It also imposes certain obligations on them in relation to, among others, implementation of data full-life security protection system which includes data collection, data storage, data usage, data transmission, data disclosure, safety audit and emergency plans.
On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer (《數據出境安全評估辦法》) (the “Measures for Data Cross-border Transfer”), which became effective on September 1, 2022. The Measures for Data Cross-border Transfer provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient contains important data; (ii) where a personal information processor that has processed personal information of more than one million individuals or an critical information infrastructure operator provides personal information overseas; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-border data transfers is required.
On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Cross-border Transfer of Personal Information (《個人信息出境標準合同辦法》) (the “Measures for Standard Contract”), which became effective on June 1, 2023. The Measures for Standard Contract requires that any personal information processor transferring personal information abroad by entering into the standard contract shall

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meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. Where there are other relevant provisions in any laws, administrative regulations or rules of the CAC, such provisions shall apply. It also emphasizes that any personal information processor shall not use methods such as quantity splitting of the personal information that is required by law to undergo the security assessment for data cross-border transfer under the Measures for Data Cross-border Transfer. The standard contract shall be concluded in strict accordance with the annex of the Measures for Standard Contract, and the personal information processors shall, within 10 working days after the standard contract enters into effect, apply for filing with the local cyberspace administration at the provincial level.
On March 22, 2024, the Provisions on Promoting and Regulating Cross-border Data Flows (《促進和規範數據跨境流動規定》) (the “New Provisions on Cross-border Data Flows”), which’s promulgated by the CAC, became effective. Under the New Provisions on Cross-border Data Flows, to provide the data collected and generated in such activities as international trade, cross-border transport, academic cooperation, transnational manufacturing and marketing, which do not contain personal information or important data, to overseas parties, it is exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information. It also emphasizes that, where a data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not more than 100,000 persons accumulatively as of January 1 of the current year, it may be exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information.
On September 24, 2024, the Regulation on Network Data Security Management (《網絡數據安全管理條例》) (the “Network Data Regulation”) was promulgated by the State Council, and became effective as of January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.
Personal Information Protection
On May 28, 2020, the SCNPC adopted the Civil Code of the PRC (《中華人民共和國民法典》) (the “Civil Code”), effective on January 1, 2021. Pursuant to the Civil Code, individuals have the right of privacy. No organization or individual shall process any individual’s private information or infringe an individual’s right of privacy, unless otherwise prescribed by law or with the consent of such individual or such individual’s guardian. In addition, any processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor shall not divulge or falsify the personal information collected and stored by it, or illegally provide the personal information of an individual to others without the consent of such individual, except for information that has been processed so that specific person cannot be identified and that cannot be restored.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law (《中華人民共和國個人信息保護法》) (the “Personal Information Protection Law”), which integrates the scattered rules with respect to personal information rights and privacy protection and became effective on November 1, 2021. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to natural persons within China or for analyzing and assessing acts of natural persons within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a

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contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the CAC and operators of critical information infrastructure are required to store, within the territory of the PRC, the personal information collected and produced within the territory of the PRC. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and other sensitive personal information.
On July 16, 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunication and Internet Users (《電信和互聯網用戶個人信息保護規定》), which took effect on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in China. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collection and use of users’ personal information and they cannot collect or use their information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of personal information collection and usage, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.
On January 23, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps (《關於開展App違法違規收集使用個人信息專項治理的公告》), which restate the requirement of legal collection and use of personal information, and announces that the above departments jointly organize the special governance against the illegal collection and use of personal information in China from January to December 2019.
In March 2019, the Personal Information Protection Tasks Force on Apps issued the Guide to the Self-Assessment of Illegal Collection and Use of Personal Information by Apps (《App違法違規收集使用個人信息自評估指南》), which’s recommended to be used by App operators to carry out self-check concerning their collection and use of personal information, in the aspects of texts of privacy policies, activities of collection and use of personal information by Apps, and protection of users’ rights by App operators.
On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications (《App違法違規收集使用個人信息行為認定方法》), which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.
On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Provisions on the Scope of Essential Personal Information for Common Types of Mobile Internet Applications (《常見類型移動互聯網應用程序必要個人信息範圍規定》) with effective date from May 1, 2021. In relation to ride hailing applications, the basic functional services are “online taxi booking service, cruise taxi call service”, for which the necessary personal information includes mobile phone numbers, place of departure, place of destination, location information, whereabouts and tracks of passengers and payment information. In

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addition, Internet application operators shall not refuse users from using the basic functions of the Internet application on the ground that users do not agree to the collection of unnecessary personal information.
On February 12, 2025, the CAC promulgated the Administrative Measures for the Compliance Audit of Personal Information Protection (《個人信息保護合規審計管理辦法》) (the “Measures for Compliance Audit”), which became effective as of May 1, 2025. The Measures for Compliance Audit provide detailed provisions on the scope of compliance audit activities, implementation procedures, selection of audit institutions, audit frequency, and obligations of personal information processors and professional institutions during compliance audits. Among others, personal information processors handling the personal information of more than 1 million individuals are required to designate a person in charge of personal information protection to oversee the compliance audit activities.
Regulations on Foreign Exchange Control and Dividend Distribution
Regulations on Foreign Currency Exchange
Pursuant to the Foreign Exchange Administrative Regulations of the PRC (《中華人民共和國外匯管理條例》) promulgated by the State Council on January 29, 1996, and last amended and became effective on August 5, 2008, Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments after the relevant financial institutions have reasonably examined the authenticity of the transactions and their consistency with foreign exchange receipts and payments, but are not freely convertible for capital expenditure items such as direct investment, loans or investments in securities outside the PRC unless the approval of the State Administration of Foreign Exchange of the PRC (the “SAFE”) or its local counterparts is obtained in advance.
On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises (《關於改革外商投資企業資本金結匯管理方式的通知》) (the “Circular 19”), which became effective on June 1, 2015 and amended in 2019 and 2023. The SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account (《關於改革和規範資本項目結匯管理政策的通知》) (the “Circular 16”) on June 9, 2016 which was last amended on December 4, 2023, which, among other things, amended certain provisions of the Circular 19. According to the Circular 19 and the Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the Circular 19 or the Circular 16 could result in administrative penalties.
On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (《國家外匯管理局關於進一步推進外匯管理改革完善真實合規性審核的通知》), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.
On October 23, 2019, the SAFE issued the Notice on Further Promoting Cross-border Trade and Investment Facilitation and last amended on December 4, 2023 by the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment (《關於進一步深化改革促進跨境貿易投資便利化的通知》) (the “Circular 28”), which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, Circular 28 stipulates that qualified enterprises in certain

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pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.
On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (《關於優化外匯管理支持涉外業務發展的通知》) (the “Circular 8”). The Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.
Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents
On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Propose Vehicles (《關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》) (the “SAFE Circular 37”) for the purpose of simplifying the approval process, and for the promotion of the cross-border investment. Under the SAFE Circular 37, (i) before the PRC residents or entities conducting investment in offshore special purpose vehicles with their legitimate onshore and offshore assets or equities, they must register with local SAFE branches with respect to their investments; and (ii) following the initial registration, they must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions).
The SAFE further promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (《關於進一步簡化和改進直接投資外匯管理政策的通知》) on February 13, 2015, which came into effect on June 1, 2015 and allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.
Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with the SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of foreign exchange controls.
Regulations on Dividend Distribution
Under applicable PRC laws and regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on the PRC accounting standards to other reserve funds. These reserves are not distributable as cash dividends. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset and the reserve funds have been funded. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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Regulations on Intellectual Property
Patent
The Patent Law of the PRC (《中華人民共和國專利法》), which was promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 and became effective on June 1, 2021, provides for three types of patents, namely, “invention”, “utility model” and “design”. Invention patents are valid for twenty years, design patents filed no later than May 31, 2021 are valid for 10 years while design patents filed on or after June 1, 2021 are valid for 15 years and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.
Copyright
The Copyright Law of the PRC (《中華人民共和國著作權法》) (the “Copyright Law”), which first became effective on June 1, 1991, and was latest amended in 2020 and became effective on June 1, 2021, provides that PRC citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center.
Pursuant to the Computer Software Copyright Protection Regulations (《計算機軟件保護條例》) promulgated by the State Council on June 4, 1991, and amended on January 30, 2013 and became effective on March 1, 2013, software copyright owners may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. Software copyright owners may authorize others to exercise that copyright, and is entitled to receive remuneration.
Trademark
Pursuant to the Trademark Law of the PRC (《中華人民共和國商標法》), promulgated by the SCNPC on August 23, 1982, and last amended on April 23, 2019 and became effective on November 11, 2019, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. A registered trademark is valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.
Domain Names
Internet domain name registration and related matters (《互聯網域名管理辦法》) are primarily regulated by the Measures on Administration of Internet Domain Names promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017, and the Implementing Rules on Registration of National Top-level Domain Names (《國家頂級域名註冊實施細則》) promulgated by China Internet Network Information Center and took into effect on June 18, 2019. The domain name services follow a “first come, first file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name

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registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.
Regulations on Taxation
Enterprise Income Tax
According to the Enterprise Income Tax Law of the PRC (《中華人民共和國企業所得稅法》) (the “EIT Law”), which was promulgated by the SCNPC on March 16, 2007, and was last amended and became effective on December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC (《中華人民共和國企業所得稅法實施條例》) (the “EITIR”), which was promulgated by the State Council on December 6, 2007, and was last amended and became effective on January 20, 2025, enterprises are classified as “resident enterprises” and “non-resident enterprises”, and both resident enterprises and non-resident enterprises are subject to tax in the PRC. Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered to be PRC resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income. The EITIR defines “de facto management bodies” as “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.
Pursuant to Notice of the State Taxation Administration on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management (《國家稅務總局關於境外註冊中資控股企業依據實際管理機構標準認定為居民企業有關問題的通知》) (the “STA Circular 82”) issued by the State Taxation Administration of the PRC (the “STA”) in April 2009 and amended in December 2017, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. The STA issued additional rules to provide more guidance on the implementation of STA Circular 82 in July 2011, and issued an amendment to STA Circular 82 in January 2014 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise. Although the STA Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC individuals or foreigners. If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global income, except that the dividends distributed by our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.”
In addition, pursuant to the EIT Law, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.
Dividends Withholding Tax
According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of

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10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (《內地和香港特別行政區關於對所得避免雙重徵稅和防止偷漏稅的安排》) promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such tax arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR.
However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (《國家稅務總局關於執行稅收協定股息條款有關問題的通知》) promulgated by the STA and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties (《國家稅務總局關於稅收協定中”受益所有人”有關問題的公告》), which was promulgated by the STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.
Furthermore, the Administrative Measures for Convention Treatment for Non-resident Taxpayers (《非居民納稅人享受協定待遇管理辦法》), which became effective on January 1, 2020, require that non-resident taxpayers claiming treaty benefits shall be bandied in accordance with the principles of “self-assessment, claiming for the enjoyment of treaty benefits, and retention of the relevant materials for future inspection.” Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through a withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and subject to subsequent administration by relevant competent tax authorities.
Value-added Tax and Business Tax
Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax. In November 2011, the Ministry of Finance (the “MOF”) and the STA promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, the MOF and the STA promulgated five circulars to further expand the scope of services that are to be subject to value-added tax (the “VAT”) instead of business tax. Pursuant to these tax rules, from August 1, 2013, a VAT was imposed to replace the business tax in certain service industries, including technology services, and from May 1, 2016, VAT replaced business tax in all industries on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of the People’s Republic of China on Value Added Tax (《中華人民共和國增值稅暫行條例》) to reflect the normalization of the pilot program.
On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement of Strengthening Reform of VAT Policies (《關於深化增值稅改革有關政策的公告》) (the “Announcement No. 39”), which provides certain VAT reduction arrangements. According to the Announcement No. 39: (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is respectively adjusted to 13% or 9%; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or

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commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.
Enterprise Income Tax on Indirect Transfer of Non-Resident Enterprises
On December 10, 2009, the STA issued the Notice on Strengthening the Administration of Enterprise Income Tax on Equity Transfers of Non-resident Enterprises (《國家稅務總局關於加強非居民企業股權轉讓所得企業所得稅管理的通知》) (the “Circular 698”). By promulgating and implementing the Circular 698, the PRC tax authorities enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The STA further issued the Public Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises (《關於非居民企業間接轉讓財產企業所得稅若干問題的公告》) (the “STA Circular 7”) on February 3, 2015, which replaces certain provisions in the Circular 698. The STA Circular 7 introduces a new tax regime that is significantly different from that under the Circular 698. The STA Circular 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. The STA Circular 7 also provides clearer criteria than the Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall, in accordance with the EIT Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets of the PRC resident enterprise.
On October 17, 2017, the STA promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source (《關於非居民企業所得稅源泉扣繳有關問題的公告》) (the “STA Circular 37”), which replaced the Circular 698 and certain provisions in the STA Circular 7 on December 1, 2017 and was partly amended on June 15, 2018. The STA Circular 37, among other things, simplifies the procedures of withholding and payment of income tax levied on non-resident enterprises. Pursuant to STA Circular 37, where the party responsible for withholding such income tax did not, or was unable to, withhold the taxes that should have been withheld to the relevant tax authority, the party may be subject to penalties. Where the non-resident enterprise receiving such income failed to declare and pay taxes that should have been withheld to the relevant tax authority, the party may be ordered to rectify within a specific time limit.
Regulations on Employment and Social Welfare
The Labor Contract Law
The PRC employment laws and regulations mainly include the Labor Law of the PRC (《中華人民共和國勞動法》) promulgated by the SCNPC on July 5, 1994, and last amended and became effective on December 29, 2018, the Labor Contract Law of the PRC (《中華人民共和國勞動合同法》) promulgated by the SCNPC on June 29, 2007, and amended on December 28, 2012 and became effective on July 1, 2013, and the Regulations on the Implementation of the Labor Contract Law (《中華人民共和國勞動合同法實施條例》) promulgated by the State Council and became effective on September 18, 2008. According to such employment laws and regulations, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage standard and must be paid in a timely manner. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. It is required that employers provide safe and sanitary working conditions for employees.

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Social Insurance and Housing Fund
Pursuant to the Social Security Law of the PRC (《中華人民共和國社會保險法》), which was promulgated by the SCNPC on October 28, 2010, and was amended on December 29, 2018, and other relevant PRC laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums (《社會保險費徵繳暫行條例》) effective on January 22, 1999 and amended on March 24, 2019, Regulations on Work Injury Insurance (《工傷保險條例》) implemented on January 1, 2004 and amended on December 20, 2010, Regulations on Unemployment Insurance (《失業保險條例》) promulgated on January 22, 1999 and Trial Measures on Employee Maternity Insurance of Enterprises (《企業職工生育保險試行辦法》) implemented on January 1, 1995, the employer shall contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, employment injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while employment injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fee, and where late payment fee is not made within the stipulated period, the relevant administrative authorities shall impose a fine.
Pursuant to the Second Interpretation on Several Issues Concerning the Application of Law in the Trial of Labor Dispute Cases (《最高人民法院關於審理勞動爭議案件適用法律問題的解釋(二)》) issued by the PRC Supreme People’s Court on August 1, 2025, which became effective on September 1, 2025, if an employer fails to make mandatory social insurance contributions in accordance with applicable laws for an employee, such employee is entitled to unilaterally terminate the labor contract and demand statutory economic compensation. In addition, the judicial interpretation further clarifies that any agreement between an employer and an employee to waive mandatory social insurance contributions, or any undertaking by an employee that such contributions need not be paid, shall be deemed null and void.
Pursuant to the Regulations on the Administration of Housing Fund (《住房公積金管理條例》), which was promulgated by the State Council on April 3, 1999, and last amended and became effective on March 24, 2019, enterprises in the PRC must register with the competent managing center for housing provident funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner. Employers that violate these regulations and fail to process housing provident fund payments or deposit registrations with the housing provident fund administration center within a designated period are subject to a fine.
Labor Dispatch
Pursuant to the Interim Provisions on Labor Dispatch (《勞務派遣暫行規定》) issued on January 24, 2014, and implemented on March 1, 2014, by the Ministry of Human Resources and Social Security, employers may only use dispatched workers for temporary, ancillary, or substitute positions. The aforementioned temporary positions shall mean positions lasting for no more than six months; ancillary positions shall mean positions of non-major business that serve positions of major business; and substitute positions shall mean positions that can be substituted by other workers for a certain period during which the workers who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons. Pursuant to the Interim Provisions on Labor Dispatch, employers should strictly control the number of dispatched workers, and the number of the dispatched workers shall not exceed 10% of the total amount of their employees. Pursuant to the Labor Contract Law, where rectification is not made within the stipulated period, the employers may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.

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Employee Stock Incentive Plan
Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (《關於境內個人參與境外上市公司股權激勵計劃外匯管理有關問題的通知》), which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.
In addition, the STA has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC regulatory authorities.
Regulations on Anti-Monopoly and Anti-Unfair Competition
Pursuant to the Anti-Monopoly Law (《中華人民共和國反壟斷法》) promulgated by the SCNPC on August 30, 2007, which was amended on June 24, 2022 and became effective on August 1, 2022, where the concentration of business operators reaches the filing thresholds stipulated by the State Council, business operators shall file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector (《關於平臺經濟領域的反壟斷指南》) (the “Anti-monopoly Guideline”), aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings.
Pursuant to the Anti-Unfair Competition Law (《中華人民共和國反不正當競爭法》) promulgated by the SCNPC on September 2, 1993, which was amended on April 23, 2019 and became effective on the same date, operators are prohibited from engaging in unfair competition activities such as market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, and illegitimate premium sales. Any operator in violation of the Anti-Unfair Competition Law may be ordered to cease illegal activities, eliminate the adverse effect thereof or compensate for the damages caused to any other party. The competent authorities may also confiscate any illegal gains or impose fines on these operators.
Regulations on M&A Rules and Overseas Listings
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, State-owned Assets Supervision and Administration Commission of the State Council, STA, State Administration for Industry and Commerce of the PRC, CSRC and SAFE, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》) (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles that controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares

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as consideration, to obtain the approval of China Securities Regulatory Commission prior to publicly listing their securities on an overseas stock exchange.
On February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《關於建立外國投資者併購境內企業安全審查制度的通知》) (the “Circular 6”), which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors (《商務部實施外國投資者併購境內企業審查制度規定》) (the “MOFCOM Security Review Regulations”), which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.
On February 17, 2023, the CSRC published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市管理試行辦法》) and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China.
The Overseas Listing Filing Rules provide that (i) the filing applications be submitted to the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report be submitted to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of the following events occurs before the completion of the overseas offering and/or listing but after the completion of its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) after the completion of the listing, a report relating to the issuance information of such offering and/or listing be submitted to the CSRC and a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iv) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC a report and a relevant legal opinion issued by a domestic law firm within three business days after occurrence of such change.
Based on the Overseas Listing Trial Measures, violation of the Overseas Listing Trial Measures or the completion of an overseas listing in breach of the conditions listed in the Overseas Listing Trial Measures may result in rectification, warning and a fine ranging from RMB1,000,000 to RMB10,000,000. Furthermore, the

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controlling shareholders and actual controllers of the relevant PRC domestic companies that organize or instruct such violations or enable such violations by concealing relevant matters, may be subject to a fine ranging from RMB1,000,000 to RMB10,000,000; and the directly responsible supervisors and other directly liable persons may be subject to warning and a fine ranging from RMB500,000 to RMB5,000,000.
On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (《關於加強境內企業境外發行證券和上市相關保密和檔案管理工作的規定》) (the “Confidentiality and Archives Administration Provisions”), which became effective from March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.
U.S. AND EUROPEAN LAWS AND REGULATIONS
Regulations on Outbound Investments
On August 9, 2023, the U.S. government issued an executive order and the U.S. Department of the Treasury (“Treasury”) published an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China, including the Hong Kong and Macau SARs. On June 21, 2024, Treasury issued a proposed rule for the OIP. On October 28, 2024, Treasury issued a Final Rule (the “Final Rule”; and such program as in effect on the date hereof pursuant to the Final Rule, the “OIP”) setting forth the OIP regulations that implement the executive order of August 9, 2023.
The Final Rule took effect on January 2, 2025. The Final Rule targets investments by U.S. persons that involve persons and entities associated with “countries of concern,” currently China, including the SARs of Hong Kong and Macau. The OIP imposes investment prohibitions and notification requirements on certain actions by U.S. persons, including the extent to which such U.S. persons (including, among others, U.S.-incorporated entities (e.g., Pony.AI, Inc.), U.S. citizens and permanent residents wherever located, branches of U.S. entities outside the United States, and any person in the United States) or their non-U.S. person subsidiaries participate in, or seek to participate in, a range of transactions relating to three technology sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems.
Under the OIP, these investment prohibitions and notification requirements apply to certain U.S. person transactions involving “Covered Foreign Persons,” which include, but are not limited to, (i) companies that are engaged in one of these three technology sectors and that are headquartered, incorporated in, or have their principal place of business in a “country of concern,” (ii) companies that are engaged in one of these three technology sectors and that are directly or indirectly owned by the government of a “country of concern” or by certain individuals or entities associated with a “country of concern,” and (iii) companies with significant financial ties to companies described in (i) or (ii). As advised by our Legal Advisor as to OIP Matters, we are likely to be deemed a “Covered Foreign Person” engaged in activities described in the definition of “Notifiable Transaction” under the OIP. Specifically, as advised by our Legal Advisor as to OIP Matters, based on information we provided to such legal advisor, (i) we are likely to be deemed to a “Covered Foreign Person” that develops “AI systems” (as defined in the OIP) intended to be used for the control of robotic systems and (ii) neither we nor our subsidiaries (A) are engaged in activities described in the definition of “Prohibited Transaction” under the OIP (e.g., AI systems designed to be exclusively used for, or intended to be used for, any military end use) or (B) are identified on certain U.S. restricted parties lists (e.g., the U.S. Department of

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Commerce’s Entity List or Treasury’s Office of Foreign Asset Control’s Specially Designated Nationals and Blocked Persons list) or satisfy certain definitions under the Export Administration Regulations identified in the definition of “Prohibited Transaction” under the OIP (e.g., the definition of “Military Intelligence End-User” specified at 15 C.F.R. § 744.22(f)(2)). This is irrespective of the U.S. citizenship of our Controlling Shareholder, and therefore U.S. persons’ purchase of our Shares likely would be subject to the Final Rule’s requirements. Under the OIP, transactions by U.S. persons that are subject to the OIP are referred to as “Covered Transactions,” such as transactions involving “Covered Foreign Persons,” including certain purchases of equity interests and contingent equity interests, debt financing, joint ventures, and investments as a limited partner in a pooled investment fund. The OIP requires U.S. person-entities that are the parents of non-U.S. entities to “take all reasonable steps to prohibit and prevent any transaction by” their non-U.S. entities that would be a prohibited transaction if engaged in by a U.S. person. The OIP’s notification requirements also apply to U.S. person-entities that are the parents of non-U.S. entities that enter into transactions that would be notifiable transactions if entered into by a U.S. person.
The OIP prohibits U.S. persons from knowingly directing a non-U.S. person to enter into a transaction that would be prohibited if entered into by a U.S. person. The OIP includes some exceptions, which, if applicable, exclude from the OIP’s investment prohibitions and notification requirements transactions that would otherwise be either prohibited transactions or notifiable transactions if engaged in by a U.S. person. These exceptions include one applicable to certain U.S. person investments in publicly traded securities that are traded on a national stock exchange (such as the Company’s currently outstanding ADSs that already are traded on the Nasdaq) or the over-the-counter markets, provided such U.S. persons are not afforded rights beyond standard minority shareholder protections with respect to the issuer. The OIP is aimed, in part, at exerting greater U.S. government oversight over certain U.S. direct and indirect investments involving China in the identified technology sectors, and it may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers, including us.
Pursuant to the Final Rule, Treasury may contact a U.S. person that has filed a notification with questions or document requests related to the transaction or compliance with the OIP, and the U.S. person would be required to respond to any such questions or requests within the time frame and in the manner specified by Treasury. Treasury also issued a Frequently Asked Question response, dated 13 December 2024 and later updated 17 January 2025 and 23 May 2025, stating that, apart from receiving an acknowledgment of receipt of a notification from Treasury, a submitter should not expect to receive any confirmation from Treasury with respect to the notification or its status.
Failing to comply with the OIP notification requirements or failing to provide accurate and complete information in the filing under the OIP may subject the relevant U.S. persons to civil penalties including fines of up to the greater of two times the transaction value or US$377,700 (as such amount may be adjusted for inflation), and — for willful violations — criminal penalties of fines of up to US$1 million and imprisonment of up to 20 years.
Regulations on Export Control
In general, the U.S. Department of Commerce’s Bureau of Industry and Security (the “BIS”) controls the export, reexport, and transfer (in-country) of commodities, software and technology (collectively, “Items”) subject to the EAR. Items subject to the EAR include the following:
(i)
All items in the United States, including in a U.S. Foreign Trade Zone or moving in transit through the United States from one foreign country to another;

(ii)
All U.S. origin items wherever located;

(iii)
Non-U.S.-made commodities that incorporate controlled U.S.-origin commodities, non-U.S.-made commodities that are ‘bundled’ with controlled U.S.-origin software, non-U.S.-made software that is commingled with controlled U.S.-origin software, and non-U.S.-made technology that is commingled with controlled U.S.-origin technology which exceeds a certain threshold (De Minimis Rule); and

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(iv)
Certain non-U.S.-produced “direct products” of specified “technology” and “software”; and certain non-U.S.-produced products of a complete plant or any major component of a plant that is a “direct product” of specified “technology” or “software” (Foreign Direct Product Rule, “FDP rule”).

For items subject to the EAR under different circumstances, the scope of control corresponding to the end-user, end-use, destination, etc., may be different and need to be judged on a case-by-case basis. And if certain transactions or actions are controlled under the EAR, a license or license exception will be necessary.
On October 7, 2022, the BIS released an interim final rule (“2022 IFR”) aimed to restrict the PRC’s ability to both purchase and manufacture certain high-end chips used in military applications and build on prior policies, company-specific actions, and less public regulatory, legal, and enforcement actions taken by the BIS.
The 2022 IFR addressed U.S. national security and foreign policy concerns in two key areas. First, the rule imposed restrictive export controls on certain advanced computing semiconductor chips, transactions for supercomputer end-uses, and transactions involving certain entities on the Entity List. Second, the 2022 IFR imposed new controls on certain semiconductor manufacturing items and on transactions for certain integrated circuit (“IC”) end uses. Specifically, the 2022 IFR:
•
Added certain advanced and high-performance computing chips and computer commodities that contain such chips in new Export Control Classification Numbers (“ECCNs”) on the Commerce Control List (“CCL”);

•
Added new license requirements for items destined for a supercomputer or semiconductor development or production end use in the PRC;

•
Expanded the scope of the EAR over certain foreign-produced advanced computing items and foreign produced items for supercomputer end uses;

•
Expanded the scope of foreign-produced items subject to license requirements to twenty-eight existing entities on the Entity List that are located in the PRC;

•
Added certain semiconductor manufacturing equipment and related items in new ECCNs on the CCL;

•
Added new license requirements for items destined to a semiconductor fabrication “facility” in the PRC that fabricates ICs meeting specified. Licenses for facilities owned by Chinese entities would face a “presumption of denial,” and facilities owned by multinationals will be decided on a case-by-case basis.

•
Restricted the ability of U.S. persons to support the development, or production, of ICs at certain PRC-located semiconductor fabrication “facilities” without a license;

•
Added new license requirements to export items to develop or produce semiconductor manufacturing equipment and related items; and

•
Established a Temporary General License (“TGL”) to minimize the short-term impact on the semiconductor supply chain by allowing specific, limited manufacturing activities related to items destined for use outside the PRC.

On October 17, 2023, the BIS published two interim final rules (“2023 IFR”) designed to update export controls on advanced computing semiconductors and semiconductor manufacturing equipment, as well as items that support supercomputing applications and end-uses, to arms embargoed countries, including the PRC, and to place additional related entities in the PRC on the Entity List. The 2023 IFR reinforced the 2022 IFR controls to restrict the PRC’s ability to both purchase and manufacture certain high-end chips critical for military advantage. The 2023 IFR are summarized briefly below:
Advanced Computing Chips Rule (“AC/S IFR”):
The AC/S IFR retained the stringent the PRC-wide licensing requirements imposed in the 2022 IFR and made two categories of updates:

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(1)
Part 1, adjusting the parameters that determine whether an advanced computing chip is restricted; and

(2)
Part 2, imposing new measures to address risks of circumvention of the controls.

Part 1: Parameter Changes:
The AC/S IFR removed “interconnect bandwidth” as a parameter for identifying restricted chips. 2023 IFR also:
•
Restricted the export of chips if they exceed either of two parameters:

(a)
The preexisting performance threshold set in the 2022 IFR; or

(b)
A new “performance density threshold,” which is designed to preempt future workarounds.

•
Required a notification for the export of certain additional chips with performance just below the restricted threshold. Under new “License Exception Notified Advanced Computing (NAC),” following receipt of notification for exports and reexport to Macau and destinations identified as subject to a U.S. arms embargo (including the PRC), the U.S. government would determine within 25 days whether the transaction may proceed under the license exception or instead require a license.

Part 2: Circumvention Prevention:
•
Established a worldwide licensing requirement for export of controlled chips to any company that is headquartered in any destination subject to a U.S. arms embargo (including the PRC) or Macau, or whose ultimate parent company is headquartered in those countries, to prevent firms from countries of concern from securing controlled chips through their foreign subsidiaries and branches.

•
Created new red flags and additional due diligence requirements to help foundries identify restricted chip designs from countries of concern.

•
Expanded licensing requirements for export of advanced chips, with a presumption of denial, to all 22 countries to which the United States maintains an arms embargo (including the PRC) and Macau.

•
Imposed license requirements for export of advanced chips, with a presumption of approval, to these same additional countries, in response to reporting that countries of concern have used third countries to divert or access restricted items.

•
Created a notification requirement for a small number of high-end gaming chips to increase visibility into shipments and prevent their misuse to undermine U.S. national security.

•
Included a request for public comments on multiple topics, including risks associated with infrastructure as a service (IaaS) providers, the application of controls on deemed exports and deemed reexports, additional compliance guidance that could be provided to foundries receiving chip designs, and how to more precisely define key terms and parameters in the regulation.

Expansion of Export Controls on Semiconductor Manufacturing Items Interim Final Rule (“SME IFR”):
Key changes made from the 2022 IFR in the SME IFR include:
•
Imposed controls on additional types of semiconductor manufacturing equipment.

•
Refined and better focused the U.S. persons restrictions while codifying previously existing agency guidance, to ensure U.S. companies cannot provide support to advanced Chinese semiconductor manufacturing while avoiding unintended impacts.

•
Expanded license requirements for semiconductor manufacturing equipment to apply to additional countries beyond the PRC, to 21 other countries for which the U.S. maintains an arms embargo.

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On December 2, 2024, the BIS published a new interim final rule named as Foreign-Produced Direct Product Rule Additions, and Refinements to Controls for Advanced Computing and Semiconductor Manufacturing Items (“2024 IFR”) to further impair the PRC’s capability to produce advanced-node semiconductors that can be used in the next generation of advanced weapon systems and in artificial intelligence (AI) and advanced computing, which have significant military applications.
The rules included new controls on 24 types of semiconductor manufacturing equipment and 3 types of software tools for developing or producing semiconductors; new controls on high bandwidth memory (“HBM”); new red flag guidance to address compliance and diversion concerns; 140 Entity List additions and 14 modifications spanning Chinese tool manufacturers, semiconductor fabs, and investment companies involved in advancing the PRC government’s military modernization; and several critical regulatory changes to enhance the effectiveness of previous controls. In line with these objectives, the BIS was implementing several regulatory measures, including but not limited to:
•
New controls on semiconductor manufacturing equipment needed to produce advanced-node integrated circuits, including certain etch, deposition, lithography, ion implantation, annealing, metrology and inspection, and cleaning tools.

•
New controls on software tools for developing or producing advanced-node integrated circuits, including certain software that increases the productivity of advanced machines or allows less-advanced machines to produce advanced chips.

•
New controls on HBM. HBM is critical to both AI training and inference at scale and is a key component of advanced computing ICs. The new controls apply to U.S.-origin HBM as well as foreign-produced HBM subject to the EAR under the advanced computing FDP rule. Certain HBM will be eligible for authorization under new License Exception HBM.

•
Addition of 140 entities to the Entity List, in addition to 14 modifications, including semiconductor fabs, tool companies, and investment companies that are acting at the behest of the PRC to further the PRC’s advanced chip goals which pose a risk to U.S. and allied national security.

•
Establishment of two new FDP rules and corresponding de minimis provisions:

—
Semiconductor Manufacturing Equipment (SME) FDP:   Extended jurisdiction over specified foreign-produced SME and related items if there is “knowledge” that the foreign-produced commodity is destined to Macau or a destination in Country Group D:5, including the PRC.

—
Footnote 5 (FN5) FDP:   Extended jurisdiction over specified foreign-produced SME and related items if there is “knowledge” of certain involvement by an entity on or added to the Entity List with a FN5 designation.

—
De minimis:   Extended jurisdiction over specified foreign-produced SME and related items described in the above FDP rules that contain any amount of U.S.-origin integrated circuits.

•
New software and technology controls, including restrictions on Electronic Computer Aided Design (ECAD) and Technology Computer Aided Design (TCAD) software and technology when there is “knowledge” that such items will be used for the design of advanced-node integrated circuits to be produced in Macau or a destination in Country Group D:5.

•
Clarification to the EAR regarding existing controls on software keys. Export controls now apply to the export, reexport, or transfer (in-country) of software keys that allow access to the use of specific hardware or software or renewal of existing software and hardware use licenses.

In addition to the restrictions introduced by the IFRs, the BIS maintains lists of persons or entities that are subject to enhanced export control restrictions. One such list, the Entity List, includes a list of foreign persons or entities on which certain trade restrictions are imposed, including business, research institutions, government and private organizations, individuals and other types of legal persons. The United States in

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recent years has placed an increasing number of entities, including a number of entities in the PRC, on the Entity List and other restricted or prohibited parties lists.
Our Legal Advisor for export control, sanctions and import compliance has confirmed that the ECCNs of the items we produce or export from the United States that may be subject to the EAR and confirmed that our sales, use and third-party transfer of items subject to the EAR are in compliance with the EAR and other applicable U.S. law based upon the data we provided. Specifically, the items we export from the U.S. or transfer to third parties are all classified as either EAR99 or in an ECCN subject only to anti-terrorism controls, and we do not transfer any anti-terrorism controlled items subject to the EAR to any third parties.
Accordingly, our Legal Advisor for export control, sanctions and import compliance is of the view that based on the data we provided, no U.S. export control license from the BIS is required for items subject to the EAR that we transfer to third parties or purchase from the United States. In addition, (i) we manufacture our products in the PRC without any presence in the U.S.; (ii) we do not incorporate or bundle any U.S.-origin items subject to the FDP IFR into our end products; and (iii) we do not sell or transfer hardware, software or technology (technical data) to end-users or destinations that are prohibited under the FDP IFR or other provisions of the EAR or U.S. economic sanctions regulations. Based on these factors, our Legal Advisor for export control, sanctions and import compliance concludes that the export control risk associated with our business is low due to the civil (i.e. non-military) automotive nature of our business, our use of chips and AI at speeds that are below the levels on which the United States has placed its recent strict controls, and the non-military nature of the customers to whom we provide our robotaxi service and assisted driving vehicles. Our Directors are also of the view that the restrictions imposed by the EAR, including the BIS IFRs, have not had any material adverse impact on our operations or financial performance as of the Latest Practicable Date. In addition, we have established a sanctions compliance program, which includes procedures such as client blacklist screening. We also review export classifications with our Legal Advisor for export control, sanctions and import compliance as regulatory classifications or our relevant supply chain changes. We are also continuously enhancing our efforts to further prevent the possibility of unauthorized transactions related to export control. Our Directors are of the view that the restrictions imposed under the EAR, including the IFRs, will not have any material adverse impact — whether direct or indirect — on our operations, financial performance, or expansion plans in the near to mid-term. This assessment takes into consideration, among other factors, our supply sources, the geographic distribution of our customer base, and the grade of chips we use.
As noted above, on January 14, 2025, the U.S. Department of Commerce published a final rule to address perceived U.S. national security risks associated with connected vehicle technologies, which establishes comprehensive prohibitions targeting specific hardware and software integral to vehicle connectivity systems, or VCS, and automated driving systems. These prohibitions are designed to mitigate the perceived national security risks associated with entities owned by, controlled by, or subject to the jurisdiction or direction of China or Russia. Connected vehicle means a vehicle driven or drawn by mechanical power and manufactured primarily for use on public streets, roads, and highways, that integrates onboard networked hardware with automotive software systems to communicate via dedicated short-range communication, cellular telecommunications connectivity, satellite communication, or other wireless spectrum connectivity with any other network or device. Vehicles operated only on a rail line are not included in this definition. For the purposes of this rule, a connected vehicle with a gross vehicle weight rating of more than 4,536 kilograms or 10,000 pounds is not included in this definition. The rule identifies significant national security concerns associated with connected vehicles and related connect components and software designed, developed, manufactured or supplied by companies located in or headquartered in China or Russia, and is expected to have a major impact on the automotive and ICTS sectors. Specifically, the rule bans the importation and sale of hardware and software components integrated into Vehicle Connectivity Systems (“VCS”) (largely technology that connects the vehicle to the internet) and software integrated into ADS (but excluding ADAS) absent a general or specific authorization. It also prohibits connected vehicle manufacturers that are owned by, controlled by, or subject to the jurisdiction of China or Russia from selling connected vehicles that incorporate VCS hardware or covered software in the United States. The prohibitions on software go into effect for model year 2027 vehicles and prohibitions on hardware take effect for Model Year 2030 vehicles, or

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January 1, 2029, for units without a model year. Model year means the year used to designate a discrete vehicle model, irrespective of the calendar year in which the vehicle was actually produced, provided that the production period does not exceed 24 months. The rule establishes a requirement that connected vehicle manufacturers, which would be most OEMs and all importers, submit declarations of conformity, sets out the conditions for general and specific authorizations, establishes a process for industry stakeholders to seek an advisory opinion from the BIS with respect to specific transactions, and establishes a process to inform VCS hardware importers and connected vehicle manufacturers that a specific authorization may be required. The BIS also issued a final rule establishing the procedures it will follow in investigating foreign adversary threats to information and communications technology and services (“ICTS”) transactions that may harm U.S. national security, pursuant to Executive Order 13873: Securing the Information and Communications Technology and Services Supply Chain. That final rule became effective on February 4, 2025.
Regulations on Tariff
On May 14, 2024, the Office of the United State Trade Representative announced a plan to raise the tariff rate applicable to U.S. imports of electric vehicles from China from 25% to 100%, and these higher tariff rates on electric vehicle imports became effective in September, 2024. Separately, from October 30, 2024, the European Commission imposed higher countervailing tariffs on imports of electric vehicles made in China. These new tariffs, which will apply across the European Union, range from 17.0% to 35.5% (except for Tesla, which has been assigned a countervailing duty of 7.8%), depending on the OEM that produced the vehicle. These new tariffs are applicable to electric vehicles, not solutions that we develop; accordingly, these new U.S. and EU tariffs are not applicable to our sales. However, these tariffs may adversely impact the sales of some of our OEM customers in Europe and deter our customers from pursuing sales in the United States. Since February 2025, the U.S. administration has cumulatively imposed additional 145% tariffs on Chinese imports.
As of the Latest Practicable Date, the U.S. tariff rates on passenger vehicles imported from China (excluding electric vehicles) are 72.5% standard (2.5% duty on non-U.S. manufactured passenger vehicles, plus 25% Section 232 national security tariff for non-U.S. passenger vehicles under Proclamation 10908 of March 26, 2025, plus an additional 25% tariff under Section 301 of the Trade Act of 1974 for Chinese gasoline powered vehicles under HTSUS 9903.88.01, plus a 20% tariff imposed by Executive Order 14195 as amended on March 3, 2025 under IEEPA related to fentanyl. A Section 301 tariff of 100% was imposed on imported Chinese electric vehicles by the Biden administration under HTSUS 9903.91.03. In addition, the United States announced on October 10, 2025 that it intends to impose an additional 100% tariff on Chinese origin products effective November 1, 2025. As of the Latest Practicable Date, EU tariff rates on passenger vehicles imported from China are 10%, regardless of the specific vehicle type. The 10% rate is the standard import tariff the EU applies to imported automobiles. The new EU countervailing tariffs on imports of electric vehicles made in China from October 2024 are imposed in addition to such 10% standard tariff applied to imported vehicles.
From the U.S. tariffs perspective, during the Track Record Period and as of the Latest Practicable Date, we have no direct or indirect exports to the U.S., and our U.S. affiliate has imported goods from outside the United States representing only about 1% of its total annual operating expenses. Therefore, our Legal Advisor for export control, sanctions and import compliance and our Directors are of the view that the U.S. tariffs in force have no material and immediate impact on our business, operations and financial performance during the Track Record Period and up to the Latest Practicable Date.

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The table below sets forth are all applicable tariff rates as at the date of the Listing Application in the United States, the European Union and any other applicable jurisdiction(s) for products sold and raw materials procured by the Group:
Level 1	Import Tariff Rate for the Product	Depends on the HTSUS of the products
+
Level 2	Section 301 Tariffs (if applicable)	Varies from 7.5% to 100%
+
Level 3	Anti-dumping Duties and Countervailing Duties (if applicable)	Different tax rates for different products
+
Level 4	IEEPA Tariffs	20% (certain products under Chapter 98 of HTSUS are exempted)
+
Level 5	Reciprocal Tariff	10% (unless exempted because a section 232 auto tariff applies)
The earlier reciprocal tariff of 125% that had been imposed by the United States on China in Executive Order 14266 has been paused through November 10, 2025, but the 100% tariff announced on October 10, 2025 might take effect on November 1, 2025. We cannot predict what reciprocal tariff might be imposed starting in November 2025.
Unlike the U.S., the E.U. has no reciprocal tariff or IEEPA tariff that is universally applicable to products from the PRC. However, the E.U. has implemented anti-subsidy measures on finished electric vehicles from the PRC since October 2024. During the Track Record Period and as of the Latest Practicable Date, our E.U. affiliate has imported goods from outside the EU having a total value of less than US$500,000. Our Legal Advisor for export control, sanctions and import compliance in the E.U. and our Directors are, therefore, of view that the E.U. tariffs have no material impact on our business, operations and financial performance during the Track Record Period. In addition, our Legal Advisor for export control, sanctions and import compliance in the E.U. advises that our products will not face E.U. countervailing duty if imported to the E.U. under the current tariff regime because no additional countervailing duty is imposed on ADAS or ADS products imported from the PRC by the E.U. as of the Latest Practicable Date. As such, our Directors are of the view that the new E.U. tariffs are not expected to have any material adverse impact — whether direct or indirect — on our operations, financial performance, or expansion plans in the near to mid-term. This assessment was based on the fact that (i) we do not sell directly or indirectly hardware products in the E.U. market, and (ii) our presence in the E.U. was limited to the business collaboration with local partners, which is not subject to the E.U. countervailing duty by nature.
Regulations on Autonomous Driving
While autonomous driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the United States, there has been relatively little mandatory government regulation of the autonomous driving industry to date in the United States. At both the federal and state levels, the United States provides a positive regulatory environment to permit safe testing and development of autonomous vehicle functionality. Currently, there are no Federal Motor Vehicle Safety Standards (“FMVSS”) that relate to the performance of autonomous driving technology. Further, there are currently no widely accepted uniform standards to certify autonomous driving technology and its commercial use on public roads.
As of now, the safety of commercial motor vehicles is regulated by the NHTSA and the Federal Motor Carrier Safety Administration (the “FMCSA”). NHTSA establishes the FFMVSS for motor vehicles and motor vehicle equipment and oversees the actions that manufacturers of motor vehicles and motor vehicle

REGULATORY OVERVIEW

equipment are required to take regarding the reporting of information related to defects or injuries related to their products and the recall and repair of vehicles and equipment that contain safety defects or fail to comply with the FMVSS. FMCSA regulates the safety of commercial motor carriers operating in interstate commerce, the qualifications and safety of commercial motor vehicle drivers, and the safe operation of commercial trucks.
Motor vehicle equipment manufacturers are subject to existing stringent requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (the “Vehicle Safety Act”), including a duty to report, subject to strict timing requirements, safety defects. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. In addition, the Vehicle Safety Act authorizes the NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with the United States federal motor vehicle safety standards. Motor vehicle equipment manufacturers are also subject to the existing TREAD Act, which requires motor vehicle equipment manufacturers to comply with “Early Warning” requirements by reporting certain information to the NHTSA, such as information related to defects or reports of injury. The TREAD Act imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury.
At the state level, states, such as Arizona, Florida, Nevada, and Texas, continue to attract autonomous driving companies with a welcoming regulatory climate that provides the predictability necessary to deploy autonomous driving technology in those communities. Some states, particularly California, impose restrictions and enforce some operational or registration requirements for certain autonomous functions, and many other states are still considering them.
In addition, the autonomous driving industry is also subject to trade, customs product classification and sourcing regulations as well as various federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. Specifically, it is subject to the laws and regulations of export controls, including the U.S. Department of Commerce’s Export Administration Regulations, and the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety. Moreover, it’s subject to environmental regulations, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these rules may include permits, licenses and inspections of company facilities and products.
The U.S. federal government and various states and governmental agencies also have adopted or are considering adopting various laws, regulations, and standards regarding the collection, use, retention, security, disclosure, transfer, and other processing of sensitive and personal information. In addition, many states have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, in 2018, California enacted the California Consumer Privacy Act, which came into effect on January 1, 2020, and has since been amended by the California Privacy Rights Act which came into effect on January 1, 2023 (collectively, the “CCPA”). The CCPA creates individual privacy rights for California residents, including rights to opt out of certain processing such as the transfer of personal information for the purpose of cross contextual behavioral advertising, the processing of sensitive personal information for certain purposes, as well as “sales” of personal information, and increases the privacy and security obligations of entities handling personal information of California consumers and meeting certain thresholds. The CCPA is currently enforceable by the California Attorney General, and provides for civil penalties for violations as well as a private right of action for certain data breaches that result in the unauthorized access to, or exfiltration, theft or disclosure of certain types of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, class action data breach litigation. Though regulatory fines have been imposed, the CCPA has not been subject to significant litigation and judicial interpretation and it remains unclear how various provisions will be enforced. Additionally, the CCPA’s further expansion under the California Privacy Rights Act may impact our business particularly given its establishment of a new regulatory agency dedicated to enforcing the CCPA’s requirements in addition to

REGULATORY OVERVIEW

the California Attorney General, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses, and potentially change our business practices, in an effort to comply.
In addition, many similar laws have been proposed at the federal level and in other states. For instance, the state of Nevada recently enacted a law that went into force on October 1, 2019 and requires companies to honor consumers’ requests to no longer sell their data. Violators may be subject to injunctions and civil penalties of up to $5,000 per violation. New legislation proposed or enacted in Illinois, Massachusetts, New Jersey, New York, Rhode Island, Washington, and other states, and a proposed right to privacy amendment to the Vermont Constitution, imposes, or has the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer, and otherwise process confidential, sensitive, and personal information, and will continue to shape the data privacy environment throughout the United States. State laws are changing rapidly and there is discussion in the U.S. Congress of a new federal data protection and privacy law to which the autonomous driving industry would become subject if it is enacted.
The E.U. also has adopted the General Data Protection Regulation (“GDPR”), which regulates how the E.U. affiliates in the Group can maintain, process and transmit personal data in connection with their research and testing activities in the E.U. The GDPR provides for the E.U. Member State Data Protection Authorities to impose penalties for violations of the GDPR, and individuals whose personal data are mishandled can also file lawsuits under the GDPR.
Regulations on Cybersecurity, Information Security, Privacy and Data Protection
The United States
In the United States, various federal regulators, including governmental agencies like the Federal Trade Commission, and states and state regulators, including in California, have adopted, or are considering adopting, laws and regulations concerning personal information and data security that we will need to navigate as we consider expanding the scope of our United States operations. This patchwork of legislation and regulation has given, and will likely continue to give, rise to conflicting or differing legal and regulatory obligations with respect to personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the California Consumer Privacy Act, which has since been amended by the California Privacy Rights Act (the “CPRA”) that came into effect on January 1, 2023 (collectively, the “CCPA”). Among other things, the CCPA requires companies that process personal information of California residents to make detailed disclosures to consumers about such companies’ data collection, use and sharing practices, and gives California residents rights to access, correct and delete their personal information and to opt out of certain personal information sharing with and/or sales to, third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information which is expected to increase the likelihood of, and risks associated with, data breach litigation.
As referenced above, following California’s passage of the CCPA, other states have followed suit in passing similar laws. For example, in recent years, regulators have introduced new state laws in Colorado, Virginia, Utah, Connecticut, Florida and Texas, which generally give the applicable state’s residents rights over the collection, use and disclosure of their personal information. These laws may lead other states or even the United States Congress to pass comparable legislation to which we may become subject. The effects of the CPRA, the CCPA and other similar statutes or federal laws, are significant, and once we expand our United States operations, may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses that are likely to increase over time.
Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts and may require us to divert resources from other initiatives and projects to address these evolving compliance and operational requirements. These and other laws or regulations relating

REGULATORY OVERVIEW

to privacy, data protection and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, any of which may require enhanced protection of certain types of data or new obligations with regard to dataretention, transfer, or disclosure, could greatly increase the cost of providing our services and require significant changes to our operations, which may have a material and adverse impact on our business, financial condition and results of operations.
Additionally, some members of the U.S. federal government, including certain members of Congress and the NHTSA, have recently focused on automotive cybersecurity issues and may in the future propose or implement regulations specific to automotive cybersecurity. Such regulations are also in effect, or expected to come into effect, in certain other international jurisdictions. These and other regulations could adversely affect the timing of our entry into other markets, and if such regulations and other future regulations are inconsistent with our approach to automotive cybersecurity, we would be required to modify our systems to comply with such regulations, which would impose additional costs and delays and could expose us to potential liability to the extent our automotive cybersecurity systems and practices are inconsistent with such regulations.
The Europe
The General Data Protection Regulation (“GDPR”) applies to all of our activities conducted from an establishment in the European Economic Area (“EEA”) or related to products and services that we offer to EEA users or customers, or the monitoring of their behavior in the EEA. The GDPR creates a range of restrictions and compliance obligations, including those concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA, security breach notifications and the security and confidentiality of personal data. Ensuring compliance with the GDPR is an ongoing commitment that involves substantial costs. Although we are working closely with the Luxembourg Data Protection Authority (the CNPD) as part of a “sandbox project” designed to work through the challenges of implementing an autonomous vehicle system in a manner that is compliant with the GDPR, governmental authorities or others may assert that our business practices fail to comply with all its requirements. If our operations are found to violate GDPR requirements, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business. In particular, serious breaches of the GDPR can result in administrative fines of up to 4% of annual total revenues. Fines of up to 2% of annual total revenues can be levied for other specified violations. Additionally, EEA member states may impose additional domestic obligations.
Furthermore, in Europe, the Artificial Intelligence Act (“EU AI Act”), which entered into force on August 1, 2024, is designed to ensure the safe and ethical deployment of AI. The EU AI Act categorizes artificial intelligence (“AI”) systems based on their level of risk, prohibiting certain uses of AI (which provisions applied as of February 2, 2025), and introduces strict requirements for high-risk AI applications (which provisions apply from August 2, 2027). It is intended to apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy and introduces significant fines for noncompliance.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

OVERVIEW
We are a leader in achieving large-scale commercialization of autonomous mobility, being (i) the only autonomous driving technology company to have obtained all regulatory permits available and required to provide public-facing robotaxi services in all four Tier-1 cities as of the Latest Practicable Date, operating a fleet of over 680 self-owned robotaxis as of the same date; and (ii) the first in China to receive approval for driverless robotruck platooning tests on cross-provincial highways in December 2024, operating a fleet of over 170 self-owned and leased robotrucks as of the Latest Practicable Date. We are the first autonomous driving technology company to launch robotaxi services in China in late 2018, several months ahead of our peers. Since inception, we have been devoted to developing the cutting-edge Level 4 fully driverless solution that is now commercialization-ready. Over the years, we have developed and continuously refined our proprietary, vehicle-agnostic Virtual Driver — a Level 4 autonomous driving technology that integrates Pony’s proprietary software, hardware, and services.
Our history can be traced back to 2016 with the incorporation of our Company and the commencement of our U.S. operations in Silicon Valley, California. Since inception, we have been managed by our co-founders, Dr. Peng and Dr. Lou, who have deep and solid expertise in autonomous driving technology. For the biographies and industry experience of our co-founders, please refer to the section headed “Directors and Senior Management” in this Document.
BUSINESS DEVELOPMENT MILESTONES
The following table summarizes the key milestones in our business development:
Year	Milestone
2016	Our Company was incorporated, and we commenced our U.S. operations in Silicon Valley, California We established Beijing (ZX) Pony in Beijing, China
2017	We received autonomous vehicle testing permit in California and began testing on public roads We established our research and development hub in Guangzhou, China
2018
We launched our first public facing services, our first robotaxi testing, in Beijing, China in June
We formed a strategic partnership with GAC Group, and launched China’s first autonomous vehicle fleet on open roads in Guangzhou

2019	We established a strategic partnership with Toyota to co-develop autonomous driving technology
2020
We established our research and development hub in Shanghai, China
We began our first public facing testing in Beijing, China in May
We were the first to receive the autonomous truck testing license in Guangzhou

2021
We upgraded our public-facing robotaxi service to PonyPilot and expanded its service coverage areas in Beijing and Guangzhou, China
We established our research and development hub in Shenzhen, China
We received autonomous driving public road testing permits in all four Tier-1 cities in China (namely Beijing in April, Shanghai in March, Guangzhou in January and Shenzhen in December)
We first began our fare-charging operation in Beijing, China in November

2022	We reached a strategic cooperation with SANY, China’s leading truck manufacturer, to develop next generation of autonomous trucks for mass production

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Year	Milestone
We debuted 6th-generation autonomous driving system, equipped on Toyota Sienna Autono-MaaS (S-AM) platform
2023	We received permits for driverless robotaxi fare-charging service in Beijing and Guangzhou, China
2024
Our 6th-generation robotaxi was approved for public-facing, fully driverless robotaxi fare-charging service in Guangzhou and Beijing, China
We completed initial public offering of ADSs on the Nasdaq Global Select Market under the symbol “PONY”

We were the first company in China approved for robotruck platooning tests on cross-provincial highways connecting Beijing, Tianjin, and Hebei Province
2025
We began robotaxi testing on Beijing’s highways and expressways with driver’s seat unmanned
We launched paid robotaxi services in multiple locations from Guangzhou’s city center to Guangzhou Baiyun International Airport and Guangzhou South Railway Station
We were among the first to launch fare-charging robotaxi services at a major railway hub in urban Beijing, connecting Beijing South Railway Station and Yizhuang, the southeast suburb of Beijing
We received a permit from Luxembourg’s Ministry of Mobility and Public Works to begin Level 4 robotaxi testing
We launched our 7th generation robotaxi, including three vehicle models co-developed with Toyota, BAIC and GAC

OUR MAJOR SUBSIDIARIES
The principal business activities of the major subsidiaries of our Group that are of strategical importance to us or have made material contributions to our results of operations during the Track Record Period are shown below. All of such major subsidiaries were incorporated in the PRC.
Name of major subsidiary	Date of incorporation and commencement of business	Principal business activities
Beijing (ZX) Pony	December 19, 2016	Research, development and operation of autonomous driving passenger mobility service
Guangzhou (ZX) Pony	October 25, 2017	Research, development and operation of autonomous driving passenger mobility service
Guangzhou (HX) Pony	January 12, 2018	Research, development and operation of autonomous driving passenger mobility service
Beijing (YX) Pony	June 19, 2019	Research, development and operation of autonomous driving passenger mobility service
Shanghai (YX) Pony	May 29, 2020	Research, development and operation of autonomous driving passenger mobility service
Intelligent Logistics	January 19, 2021	Testing and operation of robotrucks
Shanghai (ZX) Pony	March 3, 2022	Research, development and commercialization of autonomous driving technology
Qingdao Cyantron	March 14, 2022	Autonomous driving freight operation

Note: For details of shareholding of our major subsidiaries, please refer to the diagram in the paragraph headed “Corporate Structure immediately before Completion of the [REDACTED]” in this section.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

CORPORATE DEVELOPMENT AND MAJOR SHAREHOLDING CHANGES
(1)
Incorporation of our Company

Our Company was incorporated in the Cayman Islands on November 4, 2016 as the holding company of our Group. On the date of incorporation of our Company, one subscriber share was allotted and issued at par value to our initial subscriber, Osiris International Cayman Limited, which was subsequently transferred to Dr. Peng on the same date.
(2)
Investments from Investors prior to the Nasdaq Listing

Since incorporation of our Company in November 2016, our Company received various rounds of investment from investors. For details, please refer to the paragraph headed “— Our Investors Prior to the Nasdaq Listing” below in this section.
(3)
Major shareholding changes of our Group during the Track Record Period and up to the Latest Practicable Date

The major shareholding changes of our Group during the Track Record Period and up to the Latest Practicable Date were as set out below:
(a)
Issue of series D preferred shares of our Company to investors

We conducted series D financing and issued an aggregate of 11,614,287 series D preferred shares at an aggregate consideration of approximately US$290.9 million to certain investors, details of which are set forth below:
Date of issue	Investor	Number of series D preferred shares issued	Consideration
February 23, 2022	ClearVue Pony AI Plus Holdings, Ltd.	199,644	US$ 5,000,000
March 4, 2022	China-UAE Investment Cooperation Fund, L.P.	3,992,877	US$100,000,000
March 4, 2022	Raumier Limited	1,597,151	US$ 40,000,000
March 4, 2022	Morningside China TMT Fund IV Co-Investment, L.P.	18,149	US$ 454,545
March 4, 2022	Morningside China TMT Fund IV, L.P.	181,495	US$ 4,545,455
March 4, 2022	Evodia Investments	266,192	US$ 6,666,672
March 4, 2022	2774719 Ontario Limited	998,219	US$ 25,000,000
December 29, 2022	Assets Key Limited	199,644	US$ 5,000,000
August 3, 2023	Hainan Kaibeixin Investment Partnership, L.P.	133,096	US$ 3,333,336
August 15, 2023	Shenzhen Z&Y High-tech Venture Capital Co., LTD	34,943	US$ 875,152.97
November 15, 2023	NEOM Company	3,992,877	US$100,000,000

(b)
Transfer of Class B Ordinary Shares by IWAY LLC

For the purpose of estate planning, on March 10, 2022, Dr. Lou transferred 2,020,000 Class B Ordinary Shares held by him through IWAY LLC, a company wholly-owned by him, to Amber Luna Lou Irrevocable Trust. Upon completion of the share transfer, IWAY LLC and Amber Luna Lou Irrevocable Trust held 19,068,770 Class B Ordinary Shares and 2,020,000 Class B Ordinary Shares, respectively.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

(c)
Termination of contractual arrangements in respect of Beijing (ZX) Pony and Guangzhou (ZX) Pony

We had entered into a series of contractual arrangements, as amended and restated, with Beijing (ZX) Pony and its registered shareholders, through which the Company obtained control over Beijing (ZX) Pony and its subsidiaries. In addition, we had entered into a series of contractual arrangements, as amended and restated, with Guangzhou (ZX) Pony (together with Beijing (ZX) Pony, the “former VIEs”) and its registered shareholders, through which the Company obtained control over Guangzhou (ZX) Pony and its subsidiaries. Such historical contractual arrangements entered into with the former VIEs allowed the Company to (i) have the power to direct the operation and activities of the former VIEs, (ii) receive substantially all of the economic benefits of the former VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the former VIEs when and to the extent permitted by PRC law. These contractual arrangements included the exclusive business cooperation agreements, share pledge agreements, exclusive option agreements, powers of attorney and spousal consents, as the case may be. As a result of these contractual arrangements, for accounting purposes, the Company exerted effective control over, and was considered the primary beneficiary of, the former VIEs and consolidated their operating results in its financial statements under U.S. GAAP for the years ended December 31, 2022 and 2023.
In January and February 2024, the contractual arrangements as set out above were terminated. On January 24, 2024, Guangzhou (HX) Pony acquired all of the equity interest in Guangzhou (ZX) Pony. On February 1, 2024, Beijing (YX) Pony acquired all of the equity interest in Beijing (ZX) Pony. As a result, Beijing (ZX) Pony and Guangzhou (ZX) Pony became indirect wholly-owned subsidiaries of the Company.
(d)
Conversion of preferred shares to Class A Ordinary Shares

Immediately upon the completion of our initial public offering on the Nasdaq on November 29, 2024 as detailed in the paragraph headed “— Listing on the Nasdaq” below in this section, all the issued and outstanding series A preferred shares, series B preferred shares, series B+ preferred shares, series B2 preferred shares and series C preferred shares were automatically converted into Class A Ordinary Shares at a conversion ratio of 1:1, our series C+ preferred shares were automatically converted into Class A Ordinary Shares at a conversion ratio of 1:1.4439, and our series D preferred shares were automatically converted into Class A Ordinary Shares at a conversion ratio of 1:2.3377. A total of 225,409,798 Class A Ordinary Shares were issued as a result of the conversion.
LISTING ON THE NASDAQ
On November 29, 2024, we completed initial public offering of 20,000,000 ADSs, each representing one Class A Ordinary Share, priced at US$13.00 per ADS on the Nasdaq Global Select Market under the symbol “PONY”. Among which, approximately US$153.4 million worth of Class A Ordinary Shares were subscribed by certain strategic investors at the initial public offering price and on the same terms as the other ADSs offered at the initial public offering on the Nasdaq, including (i) RMB500 million (representing 5,275,859 Class A Ordinary Shares) by JSC International Investment Fund SPC, (ii) US$ equivalent of RMB300 million (representing 3,165,558 Class A Ordinary Shares) by Guangzhou Nansha Chicheng Future Industry Investment Fund Partnership (Limited Partnership), (iii) US$27 million (representing 2,076,923 Class A Ordinary Shares) by Guangqipony Holdings Limited, and (iv) US$15 million (representing 1,153,846 Class A Ordinary Shares) by Kechuangzhihang Holdings Limited.
On December 27, 2024, the underwriters had exercised their over-allotment option to purchase an additional 1,461,410 ADSs, each representing one Class A Ordinary Shares at a price of US$13.00 per ADS. As a result of the Nasdaq Listing, the Company issued a total of 33,133,596 ADSs, representing approximately 9.46% of the then enlarged issued share capital immediately after completion of the Nasdaq Listing taking into account the over-allotment option exercised (including 11,672,186 ADSs issued as part of the concurrent private placements, representing approximately 3.33% of the then enlarged issued share capital immediately after completion of the Nasdaq Listing taking into account the over-allotment option exercised). Immediately upon completion of the Nasdaq Listing taking into account the over-allotment option exercised, the market

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

capitalization was approximately US$4,553.8 million (calculated with reference to US$13.00 per ADS and the number of issued Shares upon the Nasdaq Listing).
Through the Nasdaq Listing, including the over-allotment option, and the concurrent private placements, we raised total gross proceeds exceeding US$430 million. We intended to utilize the net proceeds from the Nasdaq Listing for carrying out the large-scale commercialization of our autonomous driving technology (including both robotaxi and robotruck services) in our key addressable markets, continued investments in research and development of our autonomous driving technology and general corporate purposes as disclosed in our registration statement on Form F-1 filed with the SEC in connection with our Nasdaq Listing.
COMPLIANCE WITH THE RULES OF NASDAQ
Our Directors confirm that since the date of our listing on the Nasdaq and up to the Latest Practicable Date, we had no instances of non-compliance with the relevant applicable laws and listing rules of the Nasdaq in any material respects and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on the Nasdaq.
MAJOR ACQUISITIONS AND INVESTMENTS
We have not conducted any acquisitions, disposals or mergers since our inception that we consider to be material to us.
OUR INVESTORS PRIOR TO THE NASDAQ LISTING
Overview of Investments prior to the Nasdaq Listing
Prior to the Nasdaq Listing, our Company completed various rounds of investment and has received over US$1.3 billion of investments from more than 30 investors, including strategic cooperation partner and well-known institutional investors. We issued preferred shares in the share capital of our Company to these investors, details of which are set out below:
Class	Time of issuance	Total number of shares issued	Consideration	Pre-money valuation	Post-money valuation
Series A preferred shares	March 2017	34,717,760(Note 1)	US$ 15.0 million	US$ 51 million	US$ 66 million
Series B preferred shares	December 2017	44,758,365(Notes 1 and 2)	US$ 77.8 million	US$ 283 million	US$ 361 million
Series B+ preferred shares	June 2018 and November 2019	27,428,047	US$100.6 million	US$ 798 million	US$ 899 million
Series B2 preferred shares	April 2019 March 2020,	10,478,885	US$ 68.3 million	US$1,600 million	US$1,668 million
Series C preferred shares	November 2020 and June 2021	57,896,414	US$545.5 million	US$2,500 million	US$3,046 million
Series C+ preferred shares	November 2020 and January 2021	16,161,021	US$250.0 million	US$5,000 million	US$5,250 million
Series D preferred shares	February, March and December 2022, August and November 2023	11,614,287	US$290.9 million	US$8,500 million	US$8,791 million

Notes:
(1)
Taken into account the share split conducted on June 27, 2018, pursuant to which share with a par value of US$0.005 each in the Company’s issued and unissued share capital was subdivided into share with a par value of US$0.0005 each (the “2018 Share Split”).

(2)
545,365 Series B preferred shares were subsequently repurchased in June 2018.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The aggregate net proceeds from such investments amounted to approximately US$1.3 billion. We utilized the net proceeds from these investments for working capital and general corporate purposes in connection with the Group’s business including our research and development expenses, our employee-related costs, marketing costs, and legal, audit and information technology professional fees over the years. As at the Latest Practicable Date, among the aggregate net proceeds from the investments prior to the Nasdaq Listing, more than 75% has been utilized.
Information of our Sophisticated Investors
Among our investors, Toyota Motor Corporation, HSG and 5Y Capital are sophisticated investors of our Company (which satisfy the criteria in Chapter 2.2 of the Guide for New Listing Applicants) and had retained at least an aggregate of 50% of their investment in the Company for a period of six months after the Nasdaq Listing, in accordance with paragraph 6 under Chapter 2.2 of the Guide for New Listing Applicants.
(a)
Toyota Motor Corporation is a company incorporated in Japan and listed on the Tokyo Stock Exchange, Nagoya Stock Exchange and London Stock Exchange. It Is also a reporting company under the U.S. Exchange Act and is listed on the New York Stock Exchange. As of March 31, 2025, the net assets of Toyota Motor Corporation is approximately JPY21,504,804 million.

Toyota Motor Corporation subscribed for 42,453,831 Series C preferred shares in March 2020 at a consideration of approximately US$400 million. To the best of our Directors’ knowledge having made reasonable enquiries, as of the Latest Practicable Date, Toyota Motor Corporation held 42,453,831 Class A Ordinary Shares.
(b)
HSG is a leading venture capital and private equity firm investing globally in the technology, healthcare and consumer sectors. Founded in 2005, HSG has nurtured entrepreneurship and innovation, backing more than 1,600 companies.

HSG Venture VI Holdco, Ltd. (formerly known as SCC Venture VI Holdco, Ltd.) subscribed for 2,429,037 Series A preferred shares in March 2017 and 288,706 Series B preferred shares in December 2017 at an aggregate consideration of approximately US$15.5 million (both were subject to the 2018 Share Split); and HSG Venture VII Holdco, Ltd. (formerly known as SCC Venture VII Holdco, Ltd.) subscribed for 4,362,919 Series B+ preferred shares in June 2018 and 766,918 Series B2 preferred shares in April 2019 at an aggregate consideration of US$21 million. To the best of our Directors’ knowledge having made reasonable enquiries, as of the Latest Practicable Date, HSG Venture VI Holdco, Ltd. and HSG Venture VII Holdco, Ltd. (collectively referred to as “HSG”) held 19,024,198 Class A Ordinary Shares and 3,590,885 Class A Ordinary Shares in the Company, respectively.
(c)
5Y Capital is a venture capital firm which specializes in fostering the growth of outstanding companies in the technology, life sciences, and consumer innovation sections. The unwavering commitment of 5Y Capital is to serve as a premier, enduring, and most impactful investor for top-tier entrepreneurs. In addition to the Company, 5Y Capital has invested in other technology companies such as Xiaomi Corporation (HKEX: 1810), XPeng Inc. (HKEX: 9868) and Kingsoft Office (SSE: 688111). As of December 31, 2024, the aggregate fund size of USD-denominated funds under management of 5Y Capital was over US$5 billion.

Morningside China TMT Fund IV, L.P. subscribed for 1,049,839 Series B preferred shares in December 2017 (which was subject to the 2018 Share Split), 1,487,359 Series B+ preferred shares in June 2018, 511,777 Series B2 preferred shares in April 2019 and 181,495 Series D preferred shares in March 2022 at an aggregate consideration of approximately US$31.5 million; Morningside China TMT Fund IV Co-Investment, L.P. subscribed for 104,984 Series B preferred shares in December 2017 (which was subject to the 2018 Share Split), 148,736 Series B+ preferred shares in June 2018, 51,178 Series B2 preferred shares in April 2019, an aggregate of 299,107 Series C preferred shares in March 2020 and November 2020 and 18,149 Series D preferred shares in March 2022 at an

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

aggregate consideration of approximately US$6.0 million; and Morningside China TMT Special Opportunity Fund II, L.P. subscribed for an aggregate of 2,991,066 Series C preferred shares in March 2020 and November 2020 at a consideration of approximately US$28.2 million.
To the best of our Directors’ knowledge having made reasonable enquiries, as of the Latest Practicable Date, Morningside China TMT Fund IV, L.P., Morningside China TMT Fund IV Co-Investment, L.P. and Morningside China TMT Special Opportunity Fund II, L.P. (collectively referred to as “5Y Capital”) held 11,084,878 Class A Ordinary Shares, 1,416,048 Class A Ordinary Shares and 3,075,270 Class A Ordinary Shares in the Company.
2016 SHARE PLAN
We adopted the 2016 Share Plan on December 3, 2016. The purpose of the 2016 Share Plan is to enable us to grant equity awards to selected participants as incentives or rewards for their contributions to our Group, in particular, (i) to motivate them to optimize their performance and efficiency for the benefit of our Group; (ii) to attract and retain them whose contributions are or will be beneficial to our Group; and (iii) to encourage them to enhance cooperation and communication amongst team members for the growth of our Group. The maximum number of shares that may be issued pursuant to equity awards granted under the 2016 Share Plan is 58,427,257, subject to certain adjustments pursuant to the terms of the 2016 Share Plan. The 2016 Share Plan is not subject to Chapter 17 of the Listing Rules as it does not involve any further grant of awards by the Company after the [REDACTED]. For details of the principal terms of the 2016 Share Plan, please refer to the paragraph headed “Appendix IV — Statutory and General Information — D. 2016 Share Plan” in the Listing Application.
PRC REGULATORY REQUIREMENTS
M&A Rules
According to the M&A Rules jointly issued by MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the STA, the CSRC, the State Administration of Industry and Commerce of the PRC (which has now been merged into the SAMR) and the SAFE on August 8, 2006, effective on September 8, 2006, and amended on June 22, 2009, a foreign investor is required to obtain necessary approvals when it (i) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (ii) subscribes the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (iii) establishes a foreign-invested enterprise through which it purchases the assets of a domestic enterprise and operates these assets; or (iv) purchases the assets of a domestic enterprise through relevant agreements and then invests such assets to establish a foreign-invested enterprise. The M&A Rules, among other things, further purport to require that an offshore special vehicle, or a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange, in the event that the special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.
SAFE registration in the PRC
Pursuant to SAFE Circular 37, promulgated by SAFE and effective on July 14, 2014, replacing SAFE Circular 75, (i) a PRC resident must register with the local SAFE branch in connection with their contribution of offshore or domestic assets or equity interests in an overseas SPV that is directly established or indirectly controlled by the PRC resident for the purpose of conducting overseas investment or financing, and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division. Pursuant to SAFE

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Circular 37, failure to comply with these registration procedures may result in penalties. In addition, due to such failure to comply with the registration procedures, the PRC subsidiaries of that Overseas SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities, and the Overseas SPV and its offshore subsidiary may be restricted in their ability to contribute additional capital to their PRC subsidiaries.
Pursuant to the Circular of the SAFE on Further Simplification and Improvement in Foreign Exchange Administration on Direct Investment (《關於進一步簡化和改進直接投資外匯管理政策的通知》, “SAFE Circular 13”), promulgated by SAFE and effective on June 1, 2015, the power to accept foreign exchange registration was delegated from local SAFE to qualified banks. Dr. Lou has completed the required initial registration under SAFE Circular 37.
CORPORATE STRUCTURE IMMEDIATELY BEFORE COMPLETION OF THE [REDACTED]
The following diagram illustrates the simplified corporate and shareholding structure of our Group as at the Latest Practicable Date and immediately prior to the completion of the [REDACTED] (assuming there is no change in the shareholding of the public Shareholders from the Latest Practicable Date to immediately prior to the [REDACTED] and assuming no further Shares are issued under the 2016 Share Plan):

Notes:
(1)
Our Company has adopted a WVR Structure and will continue to have the WVR Structure upon the completion of the [REDACTED]. For details, see “Share Capital — WVR Structure” in the Listing Application.

(2)
Includes an aggregate of 60,000,000 Class B Ordinary Shares which Dr. Peng controlled through (i) Class B Ordinary Shares held beneficially by Dr. Peng; (ii) Class B Ordinary Shares held under the Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust, both of which are controlled by Dr. Peng as the sole investment advisor who is entitled to exercise his sole power to direct the exercise of any voting and other rights attached to the trust funds held under the trusts; and (iii) Class B Ordinary Shares held under the Voting Trust controlled by Dr. Peng as its sole trustee.

(3)
Includes an aggregate of 110,828 Class A Ordinary Shares and 21,088,770 Class B Ordinary Shares which Dr. Lou controlled through (i) Class A Ordinary Shares and Class B Ordinary Shares held by IWAY LLC, a company wholly owned by Dr. Lou; and (ii) Class B Ordinary Shares held under the Amber Luna Lou Irrevocable Trust controlled by Dr. Lou, who is entitled to exercise the voting rights of the Class B Ordinary Shares held under Amber Luna Lou Irrevocable Trust in his sole and absolute discretion. Further, Dr. Lou is entitled to exercise his sole power to direct the exercise of any voting and other rights attached to the trust funds held under the Amber Luna Lou Irrevocable Trust as the sole investment advisor.

(4)
For details of Toyota Motor Corporation, please refer to the paragraph headed “— Our Investors Prior to the NASDAQ Listing — Information of our Sophisticated Investors” above in this section.

(5)
Includes Shares held by HSG Venture VI Holdco, Ltd. and HSG Venture VII Holdco, Ltd. For details, please refer to the paragraph headed “— Our Investors Prior to the NASDAQ Listing — Information of our Sophisticated Investors” above in this section.

(6)
Includes Shares held by Morningside China TMT Fund IV, L.P., Morningside China TMT Fund IV Co-Investment, L.P., and

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Morningside China TMT Special Opportunity Fund II, L.P. For details, please refer to the paragraph headed “— Our Investors Prior to the NASDAQ Listing — Information of our Sophisticated Investors” above in this section.
(7)
Excluding Shares held by Mr. Hengyu Li (李衡宇), our vice president and business unit lead of robotrucks, who is also a director of our subsidiaries.

(8)
Includes 1,436,177 Shares held by Mr. Hengyu Li through Free Pony Limited and 44,246 Shares held by Mr. Hengyu Li through share incentives vested under the 2016 Share Plan.

(9)
Mr. Fei Zhang is deemed to be interested in 882,116 Class A Ordinary Shares and 149,764 Class A Ordinary Shares held by Neumann Capital and Cassini Partners, L.P., respectively, as he has the discretionary power in investment decision making.

(10)
Each of the remaining public Shareholders holds less than 10% of the total issued share capital of our Company as of the Latest Practicable Date.

(11)
This includes Class A Ordinary Shares held of record by custodian of the Depositary through ADSs owned by the public Shareholders (excluding, where applicable, Shares controlled by Dr. Peng and Shares held by Dr. Lou, Toyota Motor Corporation, HSG, 5Y Capital, Free Pony Limited and other public Shareholders holding Class A Ordinary Shares directly, which have been separately set out in the diagram) and Class A Ordinary Shares held by the custodian of the Depositary under the 2016 Share Plan.

(12)
The remaining 49.00% equity interests in Cyantron Logistics are held by Sinotrans Limited (中國外運股份有限公司).

(13)
Hongkong Pony AI Limited has two wholly-owned subsidiaries, including Company Pony AI (registered in Saudi Arabia) and PONY AI-FZCO (registered in United Arab Emirates).

(14)
Other subsidiaries of our Company established in the PRC include:

a.
Jiangsu Rye Data Technology Co., Ltd. (江蘇黑麥數據科技有限公司), a limited company incorporated in the PRC and is wholly-owned by Beijing (ZX) Pony.

b.
Yancheng Poplar LLP (鹽城白楊科技合夥企業(有限合夥)), a limited partnership incorporated in the PRC and the partnership interest of which is held as to 61.54% by Beijing (ZX) Pony and the remaining approximate 38.46% partnership interest is held by Lianyungang Qiduolian Technology Services Partnership Enterprise (Limited Partnership) (連雲港柒朵蓮技術服務合夥企業(有限合夥), a limited partnership incorporated in the PRC and controlled by its general partner, Jiang Lili (姜黎黎), an Independent Third Party).

c.
Guangzhou Bibi Technology Co., Ltd. (廣州嗶嗶出行科技服務有限公司), a limited company incorporated in the PRC and is wholly-owned by Guangzhou (ZX) Pony.

d.
Beijing Pony Truck Technology Co., Ltd. (北京小馬智卡科技有限公司), a limited company incorporated in the PRC and is wholly-owned by Beijing (HX) Pony.

e.
Guangzhou Pony Truck Technology Co., Ltd. (廣州小馬智卡科技有限公司), a limited company incorporated in the PRC and is wholly-owned by Beijing (HX) Pony.

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OUR COMPANY
Pony is a leader in achieving large-scale commercialization of autonomous mobility, being (i) the only autonomous driving technology company to have obtained all regulatory permits available and required to provide public-facing robotaxi services in all four Tier-1 cities as of the Latest Practicable Date, operating a fleet of over 680 self-owned robotaxis as of the same date; and (ii) the first in China to receive approval for driverless robotruck platooning tests on cross-provincial highways in December 2024, operating a fleet of over 170 self-owned and leased robotrucks as of the Latest Practicable Date.
We are the first autonomous driving technology company to launch robotaxi services in China in late 2018, several months ahead of our peers. The robotaxi services that we offer enable passengers to travel autonomously on a ride-hailing basis in vehicles powered by our proprietary Virtual Driver technology. According to Frost & Sullivan, we were among the first in China to secure licenses for fully driverless Level 4 robotaxi operations in designated areas of all four Tier-1 cities and remain the only autonomous driving technology company to have obtained all regulatory permits available and required to provide public-facing (including both fare-charging and non-fare-charging) robotaxi services in these cities; where our peers currently have not yet obtained all such permits in these cities as of the Latest Practicable Date. In addition, we are also the first company in China to receive regulatory approval for driverless robotruck platooning tests on cross-provincial highways in December 2024.
Since inception, we have been devoted to developing the cutting-edge Level 4 fully driverless solution that is now commercialization-ready. Over the years, we have developed and continuously refined our proprietary, vehicle-agnostic Virtual Driver —  a Level 4 autonomous driving technology that integrates Pony’s proprietary software, hardware, and services. Our Virtual Driver technology enables a driverless car to see, think and act, and we believe it largely sets the timeline for autonomous driving to become widespread. Powered by our proprietary autonomous vehicle (AV) software stack that encompasses a comprehensive suite of software modules and algorithms, our Virtual Driver is also supported by a selected set of sensors and hardware, sourced from trusted suppliers. Today, our autonomous vehicles are able to drive passengers under complex and challenging scenarios, such as driving during rush hours and through inclement weather conditions, offering a safe, comfortable and efficient journey. Notably, we are among the selected few (no more than four according to Frost & Sullivan) companies in China permitted to operate robotaxis during rush hours, underscoring our technological leadership and commercialization potential. According to Frost & Sullivan, Pony currently operates the safest autonomous vehicles in China, measured by industry-leading metrics including kilometers per intervention (KMPI), the number of kilometers an autonomous vehicle can travel before disengagement/intervention. See “Industry Overview — Overview of China and Global Autonomous Driving Market — Robotaxi Services — Competitive Landscape of Robotaxi Services Market in China” for the comparison of KMPI between us and our major competitors.
As of the Latest Practicable Date, we operated a fleet of over 680 self-owned robotaxis, which accumulated over 47.9 million kilometers of autonomous driving mileage, including over 11.2  million kilometers of driverless mileage and over 9.0 million kilometers of driverless operation mileage. From January 1, 2025 to the Latest Practicable Date, the average daily orders received per robotaxi reached over 15, underscoring the potential user demands for the commercial application of Pony’s robotaxi services. As of the Latest Practicable Date, PonyPilot had over 512,000 registered users. In addition, we have formed a joint venture with Toyota and GTMC to advance the mass production and large-scale deployment of fully driverless Level 4 robotaxis in China. We have also partnered with other trusted OEMs, such as BAIC, GAC and SAIC Motor to co-develop and mass produce our next generation of robotaxi vehicles. Leveraging our strong partnerships with established TNCs such as Alipay, Amap and OnTime Mobility, we were also among the first in August 2023 to offer fully driverless Level 4 fare-charging, public-facing robotaxi services, delivering safety benefits and a satisfactory passenger experience. In addition to robotaxis, as of the Latest Practicable Date, we also operated a fleet of over 170 robotrucks, both independently and in collaboration with Sinotrans, China’s largest freight logistics company according to CIFA. Through our commercial operations, Pony’s robotrucks have facilitated long-haul freight transportation across China, accumulating over 1,065 million

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freight ton-kilometers. In addition, we have collaborated with SANY, China’s leading truck manufacturer, to co-develop Level 4 robotrucks.
According to Frost & Sullivan, our autonomous driving technology is integrated with the largest number of robotaxi vehicle models in China, which amounted to seven as of December 31, 2024 as compared to six for our major competitors as of the same date, underscoring our established presence in the industry. Building upon our initial market success in China, we are committed to providing this safe, sustainable, and accessible autonomous mobility on a global scale. To date, our presence has extended beyond China to encompass Europe, East Asia, the Middle East and other regions, paving the way for widespread accessibility to our advanced technology.
With these milestones, we believe we are on track to achieve large-scale commercialization of our Virtual Driver technology. Specifically, we aim to develop a commercially viable and sustainable business model that enables the mass production and deployment of vehicles equipped with our Virtual Driver technology across transportation use cases, providing autonomous mobility to people and businesses around the world.
OUR GO-TO-MARKET STRATEGIES
Due to the cutting-edge nature of autonomous driving technology, we remain in the early stages of large-scale commercialization. To date, we have successfully commercialized our licensing and applications business, and formulated actionable go-to-market strategies to seize the significant opportunities in the robotaxi and robotruck services markets.
Strategies for Robotaxi Services
Our go-to-market strategies for robotaxi services are built upon our strategic partnerships with OEMs, third-party fleet companies, as well as TNCs. Such partnerships will help us commercialize our robotaxi services at scale, where revenues generated from passenger fare will be distributed among different partners. We believe that our role in enabling robotaxi services is irreplaceable and core to the ecosystem.
We collaborate with OEM partners to optimize and manufacture autonomous vehicles integrated with our Virtual Driver, which comprise our self-owned fleets and/or fleets that will be owned by fleet companies. These fleets will provide robotaxi services to passengers through TNCs or PonyPilot, our own ride-hailing mobile app. When passengers hail a ride with our robotaxis via mobile apps operated by TNCs, we will match passengers with available robotaxis and drive them safely to their destinations. We expect to expand the fleet size rapidly by developing a growing network of fleet companies using an “asset light” model, and our collaboration with TNCs will provide us with timely and efficient access to a large, growing passenger base across geographies. According to Frost & Sullivan, we were among the first in building an “asset light” model that has the potential to rapidly expand its robotaxi fleet size by fostering a network of third-party fleet operators. In April 2024, we reached a significant milestone in our commercialization roadmap by unveiling a joint venture with Toyota and GTMC. Under the terms of the joint venture agreement, GTMC will supply the joint venture, acting as a fleet company, with customized battery electric vehicles. These vehicles, furnished with our advanced Virtual Driver technology and Toyota’s Level 4 autonomous driving-compatible redundant systems, can be accessed through our PonyPilot mobile app and other TNC platforms.
In April 2025, we launched the 7th generation robotaxi, including three vehicle models co-developed through our strategic partnerships with Toyota (Toyota bZ-4X), BAIC (Alpha-T5) and GAC (AION V). As the commercial deployment of our robotaxi services accelerates, we anticipate continued growth in robotaxi revenues. In particular, revenues from passenger fares, as well as fees generated from operating robotaxis for TNCs and fleet operators, are expected to increase in tandem with the expansion of our own and/or third-party robotaxi fleets as it approaches large-scale commercialization. Furthermore, we will continue to refine our revenue model in response to market dynamics and actively explore additional monetization opportunities for our robotaxi services.
From a target market perspective, we have strategically focused our robotaxi development in the four Tier-1 cities in China, which collectively account for over 20% of the country’s ride-hailing demand. As China

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is one of the largest ride-hailing markets globally, these four Tier-1 cities present the greatest commercialization potential. Building on our established presence in Tier-1 cities, we have an early mover advantage that well positions us to further expand our market share in these existing markets and to penetrate into new markets.
Furthermore, we are strategically pursuing expansion opportunities in other growing markets overseas. Collaborative partnerships have been forged with local governments, industry leaders, and technology innovators across Europe, East Asia, the Middle East and other regions, focusing on local development, deployment, and commercialization of our autonomous driving technology. Currently, our business footprint extends to Luxembourg, South Korea, Saudi Arabia and the United Arab Emirates. We have collaborated with a local partner in South Korea to initiate road tests of robotaxi in urban district, Gangnam District, of Seoul in January 2025. In March 2025, we received a permit from Luxembourg’s Ministry of Mobility and Public Works to begin Level 4 Robotaxi testing. Our Level 4 autonomous vehicle testing will be conducted in partnership with Emile Weber, Luxembourg’s leading mobility solutions provider.
Strategies for Robotruck Services
Our go-to-market strategies for robotruck services are built upon our partnerships with established truck OEMs and logistics platforms. We work closely with established truck OEMs to co-develop robotrucks integrated with our Virtual Driver while leverage our OEM partners’ production capabilities, which will be deployed to different logistics platforms across diversified commercial use cases, such as intelligent hub-to-hub autonomous freight solutions. We may also license our Virtual Driver technology to logistics platforms to empower their robotrucks.
Moving forward, with large-scale commercialization and the customer base for our Virtual Driver expands, new revenue streams may emerge, including recurring licensing fees for the continued use of our Virtual Driver technology.
OUR COMMERCIALIZATION ROADMAP AND KEY ACHIEVEMENTS
Through executing our go-to-market strategies, we believe that we are on track to achieve large-scale commercialization of Level 4 autonomous vehicles, which requires technological readiness, large-scale production and deployment capabilities. We have developed a commercialization roadmap with indicative timeline based on our management’s current estimation for our portfolio of autonomous driving solutions, as illustrated in the chart below.

2022
2023
2024
2025E
2026E
Robotaxi Services
Start of production and commercialization
Start of large-scale commercialization
Robotruck Services
Start of production and commercialization
Start of large-scale commercialization
Licensing and Applications
Start of large-scale commercialization

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Robotaxis.   To rapidly penetrate different markets and scale our robotaxi services, we collaborate with established OEMs and TNCs for the supply of Level 4 autonomous vehicles and customer acquisition to scale our robotaxi services rapidly and cost-effectively. With regulatory endorsement and technological leadership, we were among the first to offer fare-charging public-facing robotaxi services without safety drivers in China — specifically, in August 2023, we were granted permission to offer public-facing fare-charging robotaxi services without safety drivers in Beijing, representing another significant milestone in our journey towards large-scale commercialization. We have since then obtained similar permissions to provide fully driverless Level 4 public-facing fare-charging robotaxi services in Guangzhou and Shenzhen, and public-facing robotaxi services in Shanghai, which solidifies our position as the only autonomous driving technology company to secure all available regulatory permits essential for providing public-facing robotaxi services in all four Tier-1 cities in China, according to Frost & Sullivan. From January 1, 2025 to the Latest Practicable Date, the average daily orders received per robotaxi reached over 15, underscoring the potential user demands for the commercial application of our robotaxi services. As of the Latest Practicable Date, PonyPilot had over 512,000 registered users. In January 2025, we were further granted permission to begin robotaxi testing on Beijing’s highways and expressways with driver’s seat unmanned. Looking ahead, we plan to further expand our presence in Tier-1 cities, collaborate with OEMs to mass-produce vehicles for large-scale deployment, and enhance fleet utilization and customer adoption to drive broader commercialization.
Our robotaxi service features two pricing models. First, we provide ride-hailing services to individual passengers through our robotaxis, with pricing that is usage-based and calculated primarily based on trip mileage. Rates may vary depending on the route, traffic, and other dynamic factors of each order. Second, with respect to our robotaxi engineering solution services, revenue is recognized on project-basis. Each engineering solution service project typically involves a combination of software development, system integration, hardware components, and related services. The fee of these projects are customized based on each customer’s technical and operational requirements.
Robotrucks.   We have achieved initial commercialization through our strategic partnerships with established truck OEMs and logistics platforms. Together with our OEM partners, we co-develop Level 4 robotrucks to replace the existing truck fleets of logistics platforms, and build intelligent hub-to-hub truck freight operations in China. Our vehicle-agnostic technology capabilities and collaborative ecosystem have supported us to transition towards large-scale commercial deployment of our robotruck services. In addition, we have made substantial headway in obtaining available regulatory permits. For example, in December 2020, we were the first to obtain the robotruck road testing permit in Guangzhou. In July 2021, we expanded our road testing footprints to include Beijing and were allowed to test our robotrucks on national open highways. In January 2024, we received the very first cross-provincial robotruck road testing permit in China and began testing on the highway freight network across the Beijing-Tianjin-Hebei region. In early 2024, we made significant progress in the commercialization of robotrucks, obtaining permissions to offer fare-charging robotruck services in Beijing. Through our partnership with Sinotrans, we have formed a robotruck fleet that provides routine transportation services to clients. In December 2024, we became the first company in China to receive regulatory approval for driverless robotruck platooning tests on cross-provincial highways. Given the regulatory complexities across different regions, we are actively working to secure operational permits and policy alignment in designated pilot zones, ensuring compliance and infrastructure readiness before broader expansion.
For our freight transportation services, we charge service fees based on mileage and tonnage of each freight transportation order. Our pricing is order-specific and reflects factors such as route, cargo weight, and the terms of service. In addition, we also sell Virtual Driver solution to truck OEMs, including autonomous vehicle (AV) engineering solutions such as customized software development, vehicle integration, engineering, and road testing services. Our sales of Virtual Driver solutions and engineering solutions are project-based, with fees determined according to each customer’s technical and operational requirements, as well as the complexity of each project.
Licensing and applications.   We leverage our extensive vehicle integration expertise to offer smart mobility solutions, consisting of software licensing, hardware and data analytics tools, to OEMs and other

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industry participants. We are capable of customizing our autonomous driving technology to fit customers’ needs and adapting it based on different use cases on their demand. We have won multiple commercial contracts, including integration of our AV software for certain OEMs partners and sales of domain controllers, and we have also received orders from OEMs for our data analytics tools. To date, our in-house designed vehicle domain controllers have been mass produced by our trusted manufacturing partners including third-party manufacturers of domain controllers for both internal use and external sales.
Our latest domain controller is engineered with an extended design lifespan and the upgraded software architecture enables the domain controller to achieve a threefold increase in computational efficiency with the same processing power. Compared to the previous generation, our latest domain controller reduces size, weight, and power consumption by over 50%, and lowers costs by as much as 80%, making it more suitable for large-scale mass production. As of the Latest Practicable Date, we have supplied our domain controllers to multiple industry participants that are developing autonomous driving solutions for low-speed and specialized applications, such as unmanned vehicle delivery, driverless sanitation vehicles.
Our licensing and applications offering encompasses two pricing models. First, for the sale of domain controllers, pricing is determined by the cost of raw materials, costs of outsourced manufacturing, as well as prevailing market demand. Second, for our offering of software solutions and data analytics tools to OEMs and other industry participants, value-added technological services and V2X solutions, fees for each project are determined by the specific technical requirements, scale, and complexity involved.
Furthermore, we are strategically pursuing expansion opportunities in other growing markets worldwide. See “— Our Go-to-Market Strategies — Strategies for Robotaxi Services” for details.
The following table summarizes our business models, including details of our services and products and their customer bases, respectively.
Business Line	Types of services/products	Details about the service/product	Level of autonomy	Customer	Charging basis
Robotaxi	Sale of AV engineering solutions(1)	We provide a comprehensive suite of AV engineering solutions, including AV software deployment and maintenance, vehicle integration and engineering and road testing, to leading OEMs and TNCs, helping them integrate our autonomous driving technology with their vehicle platforms.	Level 4	(Passenger car) OEMs and TNCs, business partners and third-party fleet owners	Project-based
	Ride-hailing service	We offer fare-charging robotaxi services across all Tier-1 cities in China.	Level 4	Passengers	Order-based
Robotruck	Transportation-as-a-Service	We use robotruck fleets to provide paid transportation services to logistics platforms. We charge service fees by mileage depending on specific transport routes	Level 2 to Level 4 (depending on regulatory requirements)	Logistics companies	Order-based

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Business Line	Types of services/products	Details about the service/product	Level of autonomy	Customer	Charging basis
and/or by tonnage.
	Virtual Driver	We offer Virtual Driver to truck OEMs, including providing AV engineering solutions such as customized software development, vehicle integration, engineering, and road testing, to customers.	Level 4 (for AV engineering solutions: Level 2 to Level 4, depending on the level of autonomy of the customer’s vehicles)	(Truck) OEMs and other industry participants (such as vehicle- focused R&D company or software developer)	Project-based
Licensing and applications	Smart mobility driving solutions(2)	We provide smart mobility solutions, including software solutions, proprietary vehicle domain controller products and data analytics tools to OEMs and other industry participants to empower vehicles to achieve higher levels of driving automation.	Level 2 to Level 4 (depending on the level of autonomy of the customer’s product and/or services)(3)	Other industry participants (such as unmanned vehicle delivery service providers) and (passenger car) OEMs	Sale of domain controllers: Order-based Development of software solutions, data analytics tools: Project-based
	Value-added technological services	We provide certain value-added technological services, such as vehicle integration services, and software development and licensing services, primarily to sensor and hardware component suppliers (including LiDAR and camera suppliers), helping them better adapt their products and solutions to autonomous driving use cases.	Level 2 to Level 4 (depending on the level of autonomy of the customer’s product and/or services)	Sensor and hardware component suppliers	Project-based
	V2X (vehicle-to- everything) products and services	We offer V2X products and services to enhance road safety, and improve transportation efficiency and experience.	N/A (as such products are not used in vehicles)	Other industry participants (such infrastructure developer and city planning authorities)	Project-based

(1)
Under our AV engineering solutions services, we may procure customized passenger vehicles from OEMs, then integrated our ADK

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with such customized passenger vehicles as a robotaxi. We had in the Track Record Period sold and may continue to sell such robotaxis to TNCs and may later expand to robotaxi operations, Virtual Driver software licensing, and technical support for safety operators.
(2)
The services we provide under licensing and applications — smart mobility solutions, value-added technological services, and V2X — do not overlap with the other two offerings — robotaxi and robotruck. Licensing and applications services targets different customer groups with different needs and their customers do not engage in ride-hailing, trucking or logistics businesses. However, some of the technologies used in licensing and applications originate from the expertise that we have accumulated during the development of robotaxi and robotruck, such as certain aspects of software development.

(3)
During the Track Record Period, we sold Level 2 domain controllers to a vehicle OEM. Sales volumes to this vehicle OEM since 2024 has been insignificant, with revenue from such vehicle OEM of US$93 thousand in 2024 and US$26 thousand in the six months ended June 30, 2025. We sold Level 2 and Level 4 domain controllers primarily to developers of unmanned delivery vehicles and driverless sanitation vehicles as of the Latest Practicable Date.

OUR VIRTUAL DRIVER TECHNOLOGY: KEY TECHNOLOGY HIGHLIGHTS
Our Virtual Driver technology enables a driverless car to see, think and act, and we believe it largely sets the timeline for autonomous driving to become widespread.
At the core of our innovative, constantly evolving Virtual Driver technology is our proprietary software empowered by cutting-edge AI technology that enables nearly instantaneous data processing and efficient training and validation. Our proprietary software and AI technology are integrated with high-performance hardware to enable integration across various vehicle platforms and to maximize the safety, efficiency, and reliability of our Level 4 autonomous driving solutions.
Today, our Level 4 autonomous vehicles are able to drive passengers under complex and challenging scenarios, such as driving during rush hours and through inclement weather conditions, offering a safe, comfortable and efficient journey.
World Model, Software Modules and Algorithms
PonyWorld — the Path to Fully Driverless Level 4 Solutions
Driven by the vision to create the next-generation autonomous driving solutions that could outperform human drivers, we pioneered leveraging of a world model methodology, PonyWorld, to train autonomous driving systems by enabling them to “learn by practicing” in AI-generated scenarios rather than the traditional method of “learning by watching” human driving data, which inherently limits the performance of system to that of a human driver. PonyWorld represents an alternative methodology, as opposed to traditional training methods, that alleviates the need for reliance on real-world data. PonyWorld consists of three key components: the ability to generate realistic scenarios and sensor data, a high-fidelity simulation system, and a comprehensive set of evaluation metrics. Together, these elements allow PonyWorld to effectively “coach” our Level 4 autonomous driving system to handle real-world challenges.
Our world model methodology has allowed our Level 4 autonomous driving systems to become “smarter” with each training cycle, strengthening our established presence in the industry in terms of both technology development and commercialization. We believe, the PonyWorld-trained autonomous driving system is poised to surpass human drivers to make safer and more efficient driving decisions that significantly enhance passenger experience.
Closed-loop Evolution Driven by Advanced E2E Technology
We are a pioneer in implementing an end-to-end (E2E) system to develop our autonomous driving solutions. Our proprietary AV software stack, powered by end-to-end (E2E) technology, integrates perception, prediction, planning, and control into a unified approach to analyzing complex road conditions for safe and smooth operations. With the E2E system, our Virtual Driver interprets its environment with precision, recognizing objects such as puddles or airborne objects like a flying plastic bag, and predicting behaviors of vehicles, pedestrians, and other objects, even under aggressive or unpredictable scenarios like sudden cut-ins

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or reckless lane changes. By leveraging neural networks and reinforcement learning, the system optimizes performance through simulation while ensuring consistency with real-world traffic conditions. Advanced methodologies, including large language models and self-supervised learning methods, further enhance our system’s efficiency and performance to address complex driving conditions, even under limited computational resources. Since adopting the E2E system in 2022, we have significantly accelerated iteration efficiency, reduced costs, and enhanced the scalability of our Level 4 autonomous driving solutions.
Pioneering the Application of Game Theory to Ensure Safety
We pioneered the application of game theory to model and analyze interactions between autonomous vehicles and other road agents, such as pedestrians and cyclists. For example, when our Level 4 autonomous vehicle and a human-driven car approach an intersection, game theory algorithms evaluate multiple possibilities to determine the safest course of action. By identifying the optimal set of actions, game theory helps minimize conflicts, enhance safety, and improve efficiency in real-world scenarios like rush hours, congested roads, and in scenarios involving erratic driving behaviors. The introduction of game theory allows the autonomous driving system to tackle scenarios that involve complex interactions with agents on the road, enabling vehicles to pass safely and efficiently.
Since utilizing game theory in 2019, we have achieved overall optimal solutions rather than partial or localized ones. More specifically, prior to utilizing game theory, the system would only consider the individual gain in the world model. Game theory, on the other hand, would consider the status of all traffic participants in the system and find the strategy that allows all traffic participants to achieve a collective optimal state.
In essence, our Virtual Driver technology integrates the world model, E2E technology, and game theory to create an autonomous driving system that continuously learns, adapts, and optimizes its decision-making and overall performance. The world model enables large-scale AI-driven simulations to evolve and enhance driving strategies, while the E2E system unifies perception, prediction, planning and control for real-time adaptability. Game theory further enhances safety by modeling complex multi-agent interactions, ensuring the system makes mutual optimal driving decisions in real-world traffic conditions.
Hardware Components
We partner with established suppliers to develop a comprehensive suite of sensors and hardware that empowers our Virtual Driver. This includes advanced LiDAR, radar, high-resolution cameras, a global navigation satellite system (GNSS), inertial measurement units (IMU), and a high-performance computation system. These sensors and hardware work in harmony to enable the precise functionality and reliability of our Level 4 autonomous driving technology. According to Frost & Sullivan, we are the world’s first and only autonomous driving technology company to design and manufacture autonomous vehicles with automotive- grade, factory-installed sensors and hardware (including LiDAR and computation platform) integrated.
Our partnership with established hardware suppliers has allowed us to refine our design and enhance the safety of vehicles. We could evaluate the functionality and safety of each hardware component, assess its integration with software, and refine its design where required. The computation system plays a critical, net role in processing data collected from sensors and executing our proprietary algorithms in real time, enabling vehicles to operate autonomously. Therefore, the adoption of a fully automotive-grade computing platform has empowered us to deploy and scale autonomous vehicle fleets that are safer, more efficient, and cost-effective.
Vehicle Integration, Testing and Upgrade
Vigorous vehicle engineering brings together every piece of our Virtual Driver, from our robust AV software stack to high-quality sensors and hardware. By integrating them on diverse vehicle platforms, we design our Level 4 autonomous vehicle, as a carrier of all, to offer what we believe to be the safest and smoothest passenger experience. Through years of design improvement with our OEM partners, our Level 4 autonomous vehicles have become increasingly sophisticated and cost-effective. Launched in January 2022,

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our 6th generation robotaxi, co-developed with Toyota on S-AM (Sienna Autono-MaaS), features a fully redundant vehicle platform, streamlined and highly functional industrialized design, and improved integration with base vehicles. In April 2025, we launched the 7th generation robotaxi, including three vehicle models co-developed through our strategic partnerships with Toyota (Toyota bZ-4X), BAIC (Alpha-T5) and GAC (AION V). Our latest vehicle model features an 100% automotive-grade autonomous driving kit (“ADK”) with an extended product lifecycle, delivering enhanced stability and safety for passengers. An ADK is a hardware-and-software bundle that adds autonomous driving capabilities to a vehicle. An ADK consists of a comprehensive sensor suite, including 9 LiDAR units, 14 cameras, 4 millimeter-wave radars, 4 microphones, a set of collision sensors, and 2 water ingress sensors, as well as domain controllers. Via continuous design optimizations, bill-of-materials (“BOM”) costs (primarily equal to the costs of ADKs) of our 7th generation solution were reduced by approximately 70%, including an 80% decrease in autonomous driving computation (“ADC”) expenses and a 68% reduction in solid-state LiDAR costs compared to the previous generation. In addition, its modular platform architecture allows adaptation across multiple vehicle models. Our robotruck, co-developed with SANY, features sophisticated autonomous driving functionality and redundant chassis system to reduce risks in working environments and streamline logistics.
We constantly upgrade our technology through extensive vehicle testing. We have accumulated more than 54 million kilometers of autonomous driving mileage across diverse geographies, such as in all four Tier-1 cities in China and in the United States, as of the Latest Practicable Date. Accordingly, our kilometers per critical intervention (KMPCI), the number of kilometers an autonomous vehicle can travel before necessary intervention is required to prevent an accident or other potentially dangerous situations, has been improving significantly over time, increasing by approximately 43 times from 2020 to the Latest Practicable Date. Comfort level, as demonstrated by kilometers per hard brake, saw an approximately 5.8-fold increase while maintaining commuting efficiency from 2020 to 2024. Our rigorous testing across complex and diverse scenarios ensures a safe and smooth autonomous driving experience during rush hours and through extreme weather conditions.
We do not conduct in-house production. Instead, we purchase vehicles directly from OEMs and source required parts and components, such as sensors and wiring harnesses, from a diverse network of suppliers. The final retrofitting and assembly of robotaxi — including the integration of various components and the Virtual Driver — take place at our own assembly facilities. Upon completion, we deliver the finished robotaxi to our customers. The costs of all components are borne by us and are reflected in the pricing of robotaxi. Similarly to robotaxi, we do not conduct in-house production for robotruck. Instead, we define customized vehicle specifications and engineering requirements, then provide them to our OEM partners and procure customized vehicles directly from them. We source required parts and components, such as sensors and wiring harnesses, from a diverse supplier network. Final retrofitting and assembly are performed at our own facilities.
OUR COLLABORATIVE ECOSYSTEM IS POISED FOR MASS PRODUCTION
We have developed a collaborative ecosystem consisting of established OEMs, TNCs and logistics platforms and other industry and technology partners. Our collaborative ecosystem connects us with OEMs and component suppliers and the mass demand generated from TNCs and logistics platforms, accelerating the large-scale deployment and commercialization of driverless Level 4 vehicles.
For instance, we work closely with established hardware component companies to secure high-quality sensors and hardware to maximize the performance of our AV software. We have established strong relationships with world-leading suppliers for our key hardware components, including, semiconductor chip, LiDAR, radar, high-resolution cameras, a global navigation satellite system (GNSS), inertial measurement units (IMU), and a high-performance computation system. For instance, one of our LiDAR suppliers is a China-based company specializing in the development of advanced sensor technologies for autonomous driving, robotics, and other applications. Additionally, we source IMUs from a renowned Japanese manufacturer recognized globally for its high-quality electronic components. In addition, we provide a comprehensive suite of AV engineering solutions to help OEMs integrate our autonomous driving technology with their vehicle platforms. We have also formed partnerships with established TNCs and logistics

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platforms to quickly expand our robotaxi and robotruck presence and meet the growing market demands by leveraging their extensive service networks. Our in-depth and strategic partnerships with these trusted OEMs, reliable component suppliers, and established TNCs platforms allow us to scale our technology globally and cost-effectively with highly reliable, integrated vehicle platforms.
We typically enter into Vehicle Customization and Development Agreement with OEM partners, pursuant to which we engage the OEMs to customize their existing vehicle models, and adapt such models to be compatible with our autonomous driving technology. These agreements specify the base vehicle models to be customized, development milestones, technical service fee payment milestones, as well as acceptance criteria. Each party retains ownership of its respective background intellectual property rights; the OEM exclusively owns any intellectual property rights relating to the base vehicles, while we exclusively own any intellectual property rights relating to our Autonomous Driving Kit.
As we deploy our technology on a global scale, we also work with local governments, industry and technology partners to unlock commercialization potential in selected global markets. These alliances significantly enhance our capacity to scale our technology globally by leveraging robust and highly integrated vehicle platforms.
OUR COMPETITIVE STRENGTHS
Technological Readiness for Level 4 Large-Scale Commercialization
Our technological readiness, built upon our proprietary autonomous driving technology, enables us to deliver safe and cost-effective autonomous mobility under challenging yet commercially valuable scenarios.
Safety.   We take pride in the safety of our Virtual Driver technology, as testified by the major regulatory permits we have obtained. We were among the first in China to obtain licenses to operate fully driverless Level 4 vehicles in all four Tier-1 cities in China, and we are the only autonomous driving technology company that has obtained all available regulatory permits essential for providing public-facing robotaxi services within these Tier-1 cities; where our peers currently have not yet obtained all such permits in these cities, according to Frost & Sullivan. China’s regulators have implemented comprehensive permit review criteria to ensure that only the most reliable autonomous driving technologies are allowed to be tested and deployed on public roads. Hence, these regulatory approvals serve as a testament to our technology readiness, operational excellence, and ability to meet the highest safety standards.
The safety benefits of our technology have also been demonstrated by the road testing report issued by the municipality of Guangzhou. According to the report, our Level 4 autonomous vehicles have achieved the safest operational metrics in the industry, including leading KMPI (kilometers per disengagement/intervention) performance, significantly outpacing competitors and reaffirming our status as the safest and sophisticated autonomous driving solution in China. We are committed to developing and constantly refining every aspect of our Virtual Driver technology, ranging from AV software to vehicle integration, in order to ensure the highest level of safety:
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We design and train our AV software modules to be capable of achieving “zero critical missing,” meaning our AV software modules are able to detect and classify all objects on the roads, anticipate all potential object trajectories and execute road maneuvers in a human-like fashion.

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To ensure our AV software modules perform effectively in the real world, we use imitation learning to simulate human driving behaviors. This approach enables us to gain a deeper understanding of our algorithms and their capabilities through trustworthy simulation results.

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To further enhance our Virtual Driver technology, we also leverage our proprietary world model methodology to train our autonomous driving systems through “learning by practicing” in simulated environments. Unlike conventional methods that rely on human-driving data, our world model generates realistic driving scenarios, allowing for reinforcement learning that continuously refine its

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decision-making capabilities. This approach improves safety and adaptability of our Level 4 autonomous vehicles in real-world environments.
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In addition, we apply game theory to model interactions between autonomous vehicles and other road users, enabling our systems to proactively analyze and identify optimal outcomes with improved safety in complex traffic situations. Our pioneering use of this advanced framework enables us to achieve significant improvement in safety during high-risk scenarios, such as navigating busy intersections or handling erratic road behaviors.

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We also work closely with our OEM partners to further enhance the safety of our Virtual Driver technology. Our 7th generation robotaxi models, co-developed with Toyota, BAIC and GAC, feature a fully redundant vehicle platform. Our approach to ensuring the reliable and safe operation of our Level 4 autonomous vehicle includes a three-layer system comprising normal operation mode, degraded safe mode, and minimal risk condition mode. This ensures that our vehicles can continue to operate safely in the event of a system failure or other unforeseen circumstances.

Cost-effectiveness.   To deliver autonomous driving solutions cost-effectively without compromising safety requires cutting-edge technologies. Our heterogeneous computation system enables us to meet the demands for significant computing power in various autonomous driving scenarios. Over the years, we continuously optimize the collaboration and integration across our AV software and hardware, resulting in a reduction in computing power requirements and a continuous decrease in system costs. Through integration across our AV software and hardware stacks, our latest sensor suite tailored for autonomous vehicles offers an approximately 70% reduction in cost with comparable accuracy and precision. Each of our sensors is synchronized in both time and space, and their unique capabilities complement each other to guarantee comprehensive 360-degree, fully redundant coverage of the field-of-view. Our use of sensors with varying wavelengths as backups for one another ensures highly efficient and precise environmental sensing capabilities.
Ability to tackle challenging yet commercially valuable scenarios.   The most commercially valuable scenarios are those challenging scenarios such as driving during rush hours and through inclement weather conditions. According to Frost & Sullivan, users’ demands for mobility services during rush hours account for approximately 40% of the day, and taxi fare usually increases by 30% to 50% in inclement weather conditions. Since 2018, we have been operating vehicles with autonomous driving technology on a full-day basis and regardless of weather conditions throughout all four Tier-1 cities in China, which has distinguished us from our local peers as such peers currently have not yet obtained all available regulatory permits essential for providing public-facing robotaxi services within all four Tier-1 cities in China. This is enabled by our technological advantages in handling those challenging scenarios, which also provides us with pricing power as we transit towards large-scale commercialization.
Actionable Large-Scale Commercialization Roadmaps
We have made significant progress along our path to large-scale commercialization.
Robotaxis.   We were among the first in China to obtain licenses to operate fully driverless Level 4 vehicles in all four Tier-1 cities in China, and our robotaxi fleet has accumulated over 11.2 million kilometers of driverless mileage. Out of these driverless mileage, over 9.0 million kilometers are attributable to the operation of our public-facing robotaxi services, which include mileage accumulated by our robotaxis driving on the road while waiting for passenger orders and during pick-up and drop-off of passengers. The remaining driverless mileage are attributable to vehicle testing. In August 2023, we were granted permission to offer public- facing fare-charging robotaxi services without safety drivers in Beijing, representing another significant milestone in our journey towards large-scale commercialization. We have since then obtained similar permissions to provide fully driverless Level 4 public-facing fare-charging robotaxi services subsequently in Guangzhou and Shenzhen, and public-facing robotaxi services in Shanghai. These achievements solidify our position as the only autonomous driving technology company to secure all available regulatory permits essential for providing public-facing robotaxi services in all four Tier-1 cities in China, according to Frost & Sullivan. As of the Latest Practicable Date, the number of registered users on our PonyPilot mobile app surpassed 512,000.

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Our strategic partnerships with trusted OEMs help us tackle manufacturing and supply chain challenges. Leveraging extensive vehicle engineering and manufacturing expertise of these trusted OEMs, we currently expect to commence the large-scale production in 2025. We also partner with OEMs and TNCs to scale commercialization in an efficient and user-friendly manner, through co-deployment of robotaxis to broader geographies. We operated a fleet consisting of over 680 self-owned robotaxis through our own platform and collaborations with TNCs as of the Latest Practicable Date. Beyond China, we have also entered into collaboration agreements and memorandums of understanding with the aim to extend our robotaxi services overseas to encompass Europe, East Asia, the Middle East and other regions, strategically pursuing commercialization prospects in selected global markets.
Robotrucks.   Drawing upon a common set of underlying technology, we are able to quickly adapt our vehicle-agnostic Virtual Driver to unlock the robotruck services market in China. Our strategic collaboration with truck OEMs and logistics platforms has accelerated the large-scale commercialization of robotrucks.
We have rolled out our driverless truck platforms co-developed with SANY, and entered into a framework agreement with intended orders of robotrucks with Sinotrans, China’s largest freight logistics company according to CIFA. Through Cyantron Group, we operated a fleet of 144 robotrucks as of the Latest Practicable Date, consisting of both Level 2+ trucks and Level 4 autonomous trucks with safety drivers, to offer hub-to-hub transportation across China. The freight routes cover application scenarios across urban public roads and highways, with the potential to realize fully driverless services in the future. Over the course of its commercial operations, our robotruck fleet amassed over 1,065 million freight ton-kilometers, covering a distance of approximately 6.7 million kilometers of autonomous driving mileage as of the Latest Practicable Date.
Licensing and applications.   Our licensing and applications business has secured contracts of proprietary vehicle domain controller products and data analytics tools from OEMs and other industry participants (such as providers of unmanned vehicle delivery services and developers of driverless sanitation vehicles). We collaborate with leading semiconductor chip suppliers on autonomous driving controllers and offer technology licensing service to trusted industry players such as sensor suppliers on customized sensor solutions. As of the Latest Practicable Date, our in-house designed vehicle domain controllers have been mass produced by our trusted manufacturing partners including third-party manufacturers of domain controllers for both internal use and external sales. We have supplied our domain controllers to multiple industry participants that are developing autonomous driving solutions for low-speed and specialized applications on open roads, such as unmanned vehicle delivery and driverless sanitation vehicles.
Dynamic Collaborative Ecosystem
We believe the strong partnerships within our thriving ecosystem provides us with the most efficient way to achieve large-scale commercialization rapidly.
Robotaxis.   We have built in-depth collaborations with trusted OEMs such as Toyota, BAIC, GAC and SAIC Motor to co-develop and mass-produce robotaxis, with strategic investment from Toyota, FAW, BAIC and GAC. Through our phase one collaboration with Toyota, we successfully launched our 6th generation autonomous vehicle model in January 2022 to support fully driverless Level 4 robotaxi operation. In April 2025, we launched the 7th generation robotaxi, including three new Level 4 vehicle models co-developed through our strategic partnerships with Toyota, BAIC and GAC. These partnerships increase our ability to scale our technology globally with highly reliable, integrated vehicle platforms. In addition, we have formed partnerships with established TNCs, such as Alipay, Amap and GAC-backed OnTime Mobility to scale and expand our robotaxi services and enhance passenger coverage. For example, with strategic investments in OnTime Mobility in April 2022, OnTime Mobility owned and operated a fleet of 50 vehicles integrated with our Virtual Driver technology on its mobile app to offer paid public-facing robotaxi services in Guangzhou and Shenzhen, China. Under our robotaxi AV engineering solutions services, we may procure customized passenger vehicles from OEMs, then integrated our ADK with such customized passenger vehicles as a robotaxi. We had in the Track Record Period sold and may continue to sell such robotaxis to TNCs and may later expand to include robotaxi operations, Virtual Driver software licensing, and technical support for safety

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operators. In 2022, 2023 and 2024 and six months ended June 30, 2025, we recognized revenue from sales of robotaxis (including vehicle platforms, ADKs and integration services) of US$4.8 million, US$5.1 million, nil and nil, respectively. Among our OEM partners, we have generated revenues from SAIC Motor for AV engineering services during the Track Record Period. Among our TNC partners, we have generated revenues from OnTime Mobility for sales of robotaxis during the Track Record Period.
Robotrucks.   We have formed strategic partnership with China’s leading truck manufacturer SANY to co-develop robotrucks powered by our technology, and with Sinotrans, China’s largest freight logistics company according to CIFA, to operate robotrucks in Sinotrans’ existing logistics network.
We have rolled out our driverless truck platforms co-developed with SANY, and entered into a framework agreement with intended orders of robotrucks with Sinotrans. As of the Latest Practicable Date, we had deployed over 170 hub-to-hub robotrucks, of which 144 were operated by Cyantron Group. Our Virtual Driver technology, combined with the manufacturing and aftersales capability of truck OEMs and the demand and infrastructure of logistics platforms, have well positioned us in the large long-haul trucking market.
Licensing and applications.   Our strong collaborative ecosystem also includes semiconductor chip suppliers, sensor suppliers, and other types of industry stakeholders. Such deep collaborations with established hardware component companies enable us to customize designs to deliver high performance and cost effectiveness, as well as to secure key supply resources.
We have entered into partnerships with certain third-party manufacturers for the production of domain controllers. Pursuant to our contractual agreements with these manufacturing partners of domain controllers, the terms typically extend for a period of one year. Our agreements may be terminated at any time upon the mutual written consent of the parties or upon the date for termination set forth in a written notice given by one party to the other no less than 180  days prior to such date. Payments to our manufacturing partners shall be due and payable within thirty days of the invoice date upon delivery. Under such agreements, we provide such manufacturing partners with the requisite designs and technical specifications necessary for production, while retaining all intellectual property rights in and to the designs and technical know-how. The contracts further specify the applicable quality standards and establish procedures for the return of unsatisfied products.
Global expansion.   As we progressively broaden our overseas presence, we engage in collaborative ventures with a diverse array of business partners in selected global markets. These partnerships, spanning local governments, industry leaders, and technology innovators, are strategically aligned to advance the commercialization of our technology within these markets. For example, in March 2025, we received a permit from Luxembourg’s Ministry of Mobility and Public Works to begin Level 4 Robotaxi testing. Our Level 4 autonomous vehicle testing will be conducted in partnership with Emile Weber, Luxembourg’s leading mobility solutions provider. We have collaborated with a local partner in South Korea to initiate road tests of robotaxi in urban areas in Seoul in 2025. Our discussions with various entities, including potential partners in Saudi Arabia, are advancing towards potential deployment in the region, and we signed a MoU with the Abu Dhabi Investment Office to move forward with deployment in Abu Dhabi in October 2023.
Dedicated Team Led by Visionary and Experienced Senior Management
We benefit from a visionary and experienced management team with profound industry insight. Our co-founders, Dr. Peng and Dr. Lou have deep and solid expertise in autonomous driving technology. Our Co-founder and Chief Executive Officer, Dr.  Peng, is a thought leader in the autonomous driving and related technology space with over 20 years of experience. Our Co-founder and Chief Technology Officer, Dr. Lou, is a leading expert who pioneered the development of Level 4 autonomous driving technology and has also demonstrated a track record in leading a global R&D team consisting of high-caliber experts. Dr. Lou is a 16-year medalist of the TopCoder competitions and two-time champion of the global programming competition Google Code Jam. Spearheaded by our senior management, we have built a strong team consisting of dedicated industry veterans with expertise spanning AI, big data, hardware and vehicle design. As of June 30, 2025, we had 720 engineers, researchers and scientists, amounting to approximately 50% of our workforce. A majority of these engineers have a master’s degree or above.

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OUR GROWTH STRATEGIES
Achieve Large-Scale Commercialization Across Our Portfolio of Solutions
We intend to achieve the large-scale commercialization of our robotaxi and robotruck services in the foreseeable future, with our superior Virtual Driver technology, strong production capability and large-scale deployment capability. We intend to further enhance mass production and operational expertise through our collaboration with strategic partners. We also plan to leverage our Virtual Driver technology to develop tailored versions of licensing and applications to fulfill different needs of OEMs and industry player customers, and monetize other near-term technology licensing opportunities. We will continue to penetrate into the growing autonomous driving markets and other technology licensing markets as well. In addition, we plan to strategically explore commercialization opportunities in selected global markets.
Invest in Technology to Drive the Future of Autonomous Mobility
We intend to further invest in research and development and constantly evolve our Level 4 autonomous driving technology to empower large-scale commercialization of fully driverless operations. In particular, we intend to advance our innovative Virtual Driver technology, which will allow us to continue to offer safe, sustainable and accessible autonomous driving solutions. We also intend to further invest in developing our production efficiency and fleet operation systems. These advancements will enable us to achieve mass production and large-scale deployment of fully driverless Level 4 autonomous vehicles across diversified transportation use cases including robotaxi and robotruck services.
Deepen Our Partnerships and Expand Our Collaborative Ecosystem
We intend to deepen our strong relationships with existing partners, including established OEMs, TNCs and logistics platforms as well as hardware component companies, to support our rapid business growth and accelerate the commercialization process. As we continue to ramp up our business operations across different markets and diversified transportation use cases, we expect to collaborate with more partners in different areas to explore additional monetization opportunities.
OUR VEHICLE-AGNOSTIC VIRTUAL DRIVER
We have built the proprietary vehicle-agnostic Virtual Driver, our autonomous driving technology that integrates our proprietary software, hardware and services, to deliver safe and reliable autonomous mobility in diverse use cases. Our Virtual Driver can be deployed across multiple vehicle platforms and applications to bring a customized autonomous driving experience to a wide user base in all road conditions.
Proprietary AV Software Stack
We pioneered in introducing the world model methodology, PonyWorld, to train our Virtual Driver, enabling our autonomous driving system to “learn by practicing” in AI-generated scenarios. We have advanced our autonomous driving solutions by leveraging end-to-end (E2E) technology, while still integrating the key strengths of individual modules such as perception, prediction, planning and control, and simulation. This approach enhances the efficiency and reliability of our intelligent systems, delivering integration and superior performance in real-world scenarios.
PonyWorld — the Path to Fully Driverless Level 4 Solutions
Driven by the vision to create the next-generation autonomous driving solutions that could outperform human drivers, we positioned ourselves at the forefront of the industry as a pioneer in implementing a world model methodology. Currently, most autonomous driving solutions rely on “learning by watching” human-driving data, which inherently limits their performance to that of a human. World model is a “coaching” methodology for training autonomous driving systems by enabling the autonomous driving systems to “learn by practicing” in AI-generated scenarios. World model is not merely an algorithm or a standalone system;

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instead, it “teaches” autonomous driving systems how to handle diverse and intricate driving conditions. Driven by the innovativeness of world model methodology, we have developed PonyWorld, which utilizes the latest technology and advanced theories (including reinforcement learning (RL), imitation learning (IL), stable diffusion and LLMs) to create a high-fidelity environment that precisely replicates real-world conditions in both visual detail and dynamic response. PonyWorld consists of three key components: the ability to generate realistic scenarios and sensor data, a high-fidelity simulation system, and a comprehensive set of evaluation metrics. Together, these elements allow PonyWorld to effectively “coach” our Level 4 autonomous driving system to handle real-world challenges.
PonyWorld consists of a high-fidelity simulation system which leverages the latest technology to create a high-fidelity environment that precisely replicates a wide range of real-world traffic scenarios in both visual detail and dynamic response. Unlike conventional autonomous driving systems that depend on human-driving data, our simulation system creates a high-fidelity simulation environment that automatically generates driving scenarios and corner cases for the autonomous driving system to comprehend, adapt and make driving decisions. The simulated scenarios include interactions between pedestrians and other traffic participants, as well as factors such as weather conditions and road surface slipperiness. In a virtual environment created by PonyWorld, traffic participants are designed to mirror human driver behavior and interact with the autonomous vehicles in a human-like manner, thereby simulating a driving scenario that is more representative of real-world traffic conditions. It empowers us to push the boundaries of system capabilities with exceptional accuracy, simulating critical scenarios such as a child suddenly appearing, an uncovered manhole, or falling debris from vehicles ahead. The engine provides a highly efficient and flexible virtual development and testing environment, significantly enhancing safety metrics while reducing both testing time and associated costs. By using PonyWorld to answer various what-if questions, the model is given the ability to repeatedly test and make mistakes in order to find the optimal strategy in reality, thereby ensuring the safety, efficiency, and comfort of the system. This is in contrast to validating various possibilities through road tests, since even extensive road testing may not cover all scenarios.
The reinforcement learning component then activates the autonomous driving system to learn from these AI-generated driving environments and decision-making experiences to continuously refine its performance. We have also developed a comprehensive set of evaluation metrics to assess the performance of our autonomous driving system in various simulated driving scenarios. By measuring the performance of the autonomous driving system against these metrics, we could implement real-time improvements to enhance its autonomous driving systems. World model also enhances reinforcement learning, interaction prompts and comprehensive metrics:

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Reinforcement Learning:   Reinforcement learning trains AI agents through environmental interaction, rewarding optimal behaviors and penalizing poor ones. This learning by practicing approach allows AI agents to progressively improve their decision-making until reaching optimal performance. This learning process can be further enhanced through the involvement of human guidance, where domain experts could directly adjust the learning process by instructing the system to favor certain behavior, supplementing or even replacing the standard reward-penalty system. This approach achieves dual benefits — faster convergence during training (i.e., an acceleration of the learning process) and better alignment of the AI’s behavior with human values and expectations.
Interaction Prompts:   Interaction prompts serve as an additional layer of information encoding that enriches the model’s understanding of its environment. These prompts encapsulate human knowledge and rules that are explicitly injected into the model. By encoding this information, interaction prompts help to improve the model’s interpretability. For instance, traffic rules or social norms can be encoded as prompts, ensuring the model adheres to these guidelines during interaction scenarios. This aspect enhances the transparency and trustworthiness of the model’s decisions.
Comprehensive Metrics:   A thorough set of metrics and evaluation criteria is essential for assessing the model’s performance from multiple perspectives. Comprehensive metrics enable a holistic understanding of where the system excels and where it needs improvement. These metrics include not only the accuracy or effectiveness of the model’s actions but also aspects such as safety, fairness, and user satisfaction. By evaluating the model across multiple dimensions, the developer can identify the strengths and weaknesses with higher precision, guiding further refinement and training.
The world model methodology enhances reinforcement learning by leveraging human insights, structured interaction prompts, and detailed evaluation frameworks consist of comprehensive metrics to create models that are not only skilled at performing tasks but are also aligned with human norms, highly interpretable, and rigorously assessed. This holistic approach ensures the development of systems are both effective and trustworthy.
Our world model methodology has allowed our autonomous driving system to become “smarter” with each training cycle, strengthening our established presence in the industry in terms of both technology development and commercialization. Since the implementation of world model methodology in 2020, we could train the autonomous driving system using virtual data, thus breaking through the limitation of data quantity. Using PonyWorld to train our autonomous driving system, it is estimated that over ten billion miles of simulated test data could be generated per week, which is at least 100,000 times more than the road test data generated prior to its implementation. Before the implementation of the world model, we could rely solely on realworld road testing data to train our autonomous driving system, amounting to several million kilometers per year max. The introduction of the world model enables the generation of virtual data, free from the physical constraints of traditional road testing. Consequently, the volume of data available for training the our autonomous driving system was estimated to grow exponentially. In addition, PonyWorld could generate scenarios for extreme weather conditions, accounting for the influence on sensor data and subsequent alterations in vehicle control. With the simulated scenarios generated by PonyWorld, it is expected that the our autonomous driving system could be trained in 95% of extreme weather conditions. PonyWorld could therefore facilitate training of autonomous driving systems to navigate inclement weathers safely and efficiently. We believe, the PonyWorld-trained autonomous driving system is poised to surpass human drivers to make safer and more efficient driving decisions that significantly enhance passenger experience.
“E2E” — Closed-loop Evolution Driven by Advanced Technology
Our models are designed for interpretability and are powered by technology with outstanding generalization capabilities. This end-to-end approach has demonstrated safety performance that significantly exceeds that of human drivers, while also reducing the costs of scaling operations across new regions and cities. The traditional architecture is hierarchical and it involves step-by-step perception, prediction, and planning and control, which is popular among autonomous driving companies due to its ease of implementation. By embracing E2E technology, we have streamlined the system architecture of our

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autonomous driving system while enhancing overall performance, delivering exceptional functionality in diverse and complex road conditions and extreme weathers such as storms. We believe that streamlining different modules enables the system to achieve more reliable, efficient and safer performance while minimizing lag and data loss.
Learnable Metric Space:   The E2E system leverages a learnable metric space, integrated with a generative model, to simulate realistic behaviors of vehicles and other road agents that align with real-world scenarios. A key component of this system is its discriminator, which plays a vital role in closed-loop training by measuring loss and in closed-loop testing by evaluating performance metrics. By accurately modeling and analyzing these behaviors, we could ensure our autonomous driving system is both realistic and highly effective across a wide range of driving conditions. As a result, the E2E system could reduce the reliance on maps, enabling robotaxi services to rapidly expand to more cities at a relatively low cost.
Knowledge Distillation from LLMs:   By employing smart labeling and feature distillation techniques, we transfer the vast knowledge embedded in large language models (LLMs) into its resource-constrained, on-board E2E models. This process effectively incorporates the nuanced understanding of complex, long-tail scenarios into compact models, enabling the system to address diverse and intricate driving conditions while maintaining high efficiency and performance under limited computational resources.
Self-Supervised Interpretation Model:   Our self-supervised interpretation model utilizes data which lacks meaningful labels or tags and consist of easily accessible human-created samples (“unlabeled data”) to train the E2E model through advanced representation learning. This representation model significantly reduces the need for labeled data by enabling the system to interpret E2E inference results, such as perception outputs, prediction outcomes, specific decisions, and detailed scene descriptions. With the assistance of the model, the labeling efficiency was improved by three times. Human labeler could rely on the model to label data first and then only need to cross-check the model-labeled data. This approach ensures comprehensive interpretability, offering deeper insights into the autonomous system’s functionality and decision-making processes.
Learnable Optimization Model:   The learnable optimization model integrates model-based and optimization-based methods, combining the adaptability of data-driven approaches with the precision and controllability of optimization techniques. The model-based method utilizes both deep learning layers such as Convolutional Neural Networks (CNN) and Vision Transformers (ViTs), whereas the optimization-base methods adopt mathematical formula such as learnable Extended Kalman Filter (EKF) and Neural Ordinary Differential Equations (NODE). As a result, the system can learn the behavior of human drivers, while ensures that the output maneuver of autonomous vehicle obeys physical laws for realistic results. For instance, the learnable EKF is specifically designed for end-to-end tracking, while the end-to-end planning models incorporate model-based cost functions alongside optimization-based solvers. This hybrid methodology ensures precision, adaptability, and efficiency, reinforcing the reliability of our Level 4 autonomous driving system.
In addition, compared to module-by-module systems, an E2E system possess stronger modeling capabilities. With E2E system in place, the same level of manpower can yield better results. After introducing E2E, engineers could focus more on tasks such as data collection, filtering, and analysis, leveraging data to enhance the model’s performance for iteration. In contrast, before introducing E2E, engineers had to manually add rules, which required significant manpower for complex systems. As a result, the E2E system enables engineers to spend less time on manual tasks and focus more effectively on system upgrades, thereby accelerating iteration efficiency and reducing iteration costs.
“Perception and Prediction” — “Zero Critical Missing” Achieved Through Large Multimodal Models with Prompt Learning
Perception.   The perception module enables our Virtual Driver to see and understand the world around our Level 4 autonomous vehicle, from puddles on the road to a plastic bag flying in the air. The following diagram demonstrates how our perception module works to produce the data output required to enable autonomous driving:

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By fusing and processing relevant data collected by our comprehensive sensor suite, our perception module enables object segmentation, detection, classification, tracking and scene understanding automatically. In inclement weather conditions such as sandstorms and heavy rains and snow, our perception module demonstrates superior perception capabilities compared to human drivers.
To ensure performance, we leverage a hybrid solution that combines our state-of-the-art deep learning technology and the heuristics approach to process, refine and use the relevant data collected by our sensors. In order to bridge the simulation-to-reality gap for our deep learning technology, we apply heuristics, which is an expression of human knowledge and common sense, by adding deterministic math formulas and rules to the decision-making layer — for instance, a car usually does not cross road barriers, and a pedestrian’s speed usually does not exceed 10 meters per second. This hybrid solution enables accurate detection, classifications and tracking in dense and complex environments.
Prediction.   The prediction module forecasts how other vehicles, pedestrians and other objects may move and behave based on a number of data, including the output of our perception module, raw sensor data, and data regarding historical decisions made by similar road agents. The following diagram demonstrates how our prediction module works to anticipate the trajectories of other road agents:

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By using a mix of deep learning and heuristics to enable rapid learning and adaptation, our prediction module delivers a series of predicted trajectories for each observed road agent, with each trajectory having an assigned probability of occurrence. These predictions are subsequently used by our other modules, such as the “planning and control” models, to inform the decision-making process for route selection and maneuver execution.
Large multimodal models with prompt learning.   We design and train our perception and prediction modules to be capable of achieving “zero critical missing,” meaning they are able to accurately detect and classify all objects on the road and anticipate all potential object trajectories. In addition, our perception and prediction modules both utilize a large transformer framework that is multi-modal, multi-tasking and prompt-tuned, ensuring a highly reliable and accurate system with low latency.
Powered by prompt learning technologies, our perception module integrates inputs from various modalities, including point cloud, images, and electromagnetic responses, to accurately detect a variety of distinct object types based on a single model. This approach allows us to significantly reduce latency while improving the precision of perception as compared to the traditional multi-task learning technology.
Our prediction module employs a multimodal deep learning model that fuses information from both perception observations and human common senses. These common senses are represented by knowledge graphs extracted from traffic rules and human-designed prompts. Transformer structures capture the correlations between different modalities. To address corner cases such as aggressive or erratic driving behaviors, we add extra learnable and specially-designed prompts for each case, in addition to large-scale dataset of daily driving records. This approach ensures that our prediction module can efficiently respond to unexpected behaviors.
“Planning and Control” — Ensuring Safety Through Game Theory and Learning-Based Planning
Our planning and control module is designed to plan and execute safe, comfortable and efficient road maneuvers based on input from our perception and prediction modules. We leverage our strong AI capabilities to create a robust planning and control module that is capable of smoothly navigating complex road layouts — from streets and alley ways to bustling eight-lane intersections, while being prepared for outlier behaviors or unexpected events caused by other road agents.
Importantly, our data-driven planning and control module does more than directing the vehicle’s movement based on its surrounding environment and the behavior of nearby road agents — it chooses the best route, accelerates and decelerates smoothly and changes lanes appropriately, which together contribute to a safe, comfortable and efficient autonomous driving experience. This is achieved by using game theory and conditional prediction to analyze the probabilistic prediction results, and make the best driving decision under each prediction while always being prepared for the worst-case scenario.
Game theory is utilized to model and analyze the interactions between our vehicle and other road agents such as pedestrians and cyclists, with the aim of creating safer and more efficient transportation systems. The introduction of game theory allows the autonomous driving system to tackle scenarios that involve complex interactions with agents on the road, enabling vehicles to pass safely and efficiently. For instance, if our Level 4 autonomous vehicle and a human-driven car approach an intersection simultaneously, game theory can help determine the optimal decision for our vehicle. This decision can affect the overall outcome of the system, and game theory can identify the best combinations of actions to minimize conflicts, improve safety, and enhance efficiency. Using game theory results in a one-magnitude improvement in safety during rush hours and congested roads, as well as potential erratic driving behaviors. The following photos include some examples where game theory is utilized:

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Example 1: Unprotected Left Turn in a Chaotic Intersection	Example 2: Moving Through Hectic Traffic Flow with Numerous Pedestrians and Cyclists

Example 3: Snowy Day. Crossing Pedestrian Interaction	Example 4: Large Construction Area. Merging with Vehicles.
To ensure that our Level 4 autonomous vehicle drives like humans, we have tuned our decision maker using reinforcement learning from human feedback (RLHF). We have utilized human labelers to provide feedback on the safety, comfort and efficiency of the autonomous driving system in various scenarios. This feedback is then used to train a reward function, which guides the tuning of our deep learning decision-making on a much larger dataset. As a result, our decision-making system has sufficient generalization ability to handle both common cases and extreme scenarios.
“Data & Infrastructure” — Foundation to Rapid Iteration, Scalable Deployment and Efficient Testing
Successful autonomous driving technology deployment and scale rely on a complete set of supporting software infrastructure. From the real-time onboard operating and monitoring systems to offline simulation and machine learning training, and from data collecting and recording system to offline data analysis and mining, we have built a full suite of capabilities that drives rapid iteration, scalable development of a high-quality system, and efficient testing in all aspects of software and hardware development.
To ensure safe and reliable autonomous driving, all of our perception, prediction and planning and control modules are designed to deal with complex corner cases, which require a special data mining mechanism to dig from tons of road testing data that our Level 4 autonomous vehicle collects on a daily basis. Therefore, we purposefully design our data mining system to automatically identify such corner cases in which our algorithms and modules need to be refined. Those corner cases will be recorded and added to our training data and simulation system.
Our onboard monitoring system schedules, runs and monitors all of our software modules underlying our Virtual Driver. It implements a unified application programming interface for module communications, which maintains a stable data flow from the upstream sensors all the way to the downstream planning and control module. This has helped to ensure safety and performance of our Virtual Driver.

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“Tool Chains & Metrics System” — Advancing Autonomous Driving Through Rapid Iteration and Trackable Metrics
We have developed a comprehensive, scalable, and user-friendly tool chains and metrics system to support every major stage of our technology development, ensuring both safety and reliability while accelerating the iterative cycles. Such powerful proprietary tool chains and metrics system allows us to develop and train autonomous driving systems that are capable of adapting to new cities or regions and operating effectively typically in less than two weeks.
The development of autonomous driving technology heavily relies on data and involves multiple stages, such as data analytics, data mining, code development, data labeling, model training, simulation-based evaluation, continuous integration/continuous delivery (CI/CD), and feature release. We have developed powerful, automated tool chains that provide one-stop solutions to engineers with low latency covering the entire AV software development process. Our automated tool chains facilitate comprehensive road test data collection, storage, and replay. By leveraging these tool chains, engineers could smoothly manage different phases of data analytics and system development — encompassing data analysis, data mining for road test performance evaluation, identification of critical cases, debugging, as well as algorithm development and system performance optimization. Adding server resources can further reduce latency without any technical changes required. All of our tool chains are based on distributed data and computation platforms that can be easily deployed to cloud or private environments compliant with regulations.
Scaling autonomous driving technology is critical for its success as it must adapt to varying road conditions, traffic rules, and driving patterns across geographies. This poses another challenge, as autonomous driving systems must recognize and respond to various situations they may encounter on the road. With our advanced tool chains, we have significantly reduced the time required for us to penetrate a new city from six months to half a month.
Developing a consistent and accurate way to measure the performance of autonomous driving systems is critical to ensuring the safe and trackable deployment of this technology. We have created a comprehensive metrics system that combines real-world road testing and simulations to effectively measure the safety of the autonomous driving system. By leveraging the strengths of both real-world road testing and simulations, we can evaluate the system’s performance in a wide range of scenarios, which may be difficult to recreate on the road.
Our metrics system is highly sensitive and has high credibility in detecting any subtle regression in the system’s performance. This is critical to ensuring the safety of passengers and other road agents. Additionally, we have established a process for ongoing monitoring and improvement of the system’s safety performance. This includes regular updates and improvements to the system’s software and hardware, as well as ongoing testing and evaluation to ensure that the system remains safe and effective over time.
Sensors and hardware
According to Frost & Sullivan, we are the world’s first autonomous driving technology company to develop Level 4 autonomous vehicles with automotive-grade, factory-installed sensors and hardware (including LiDAR and computation platform) integrated, while our peers currently have not integrated automotive-grade components into their autonomous vehicles. To commercialize and scale our Level 4 autonomous vehicle fleet, transitioning to more cost-efficient automotive-grade hardware was a necessary step. By adopting automotive-grade hardware, we have achieved significant cost reductions that support mass production, enhance the viability of our business model, and open up new commercial opportunities in the Level 4 autonomous vehicle market. We have established in-depth collaboration and mass production arrangements with multiple global and Chinese OEMs, while our peers have not had any mass production arrangements with global and Chinese OEMs, according to Frost & Sullivan. We employ a multi-sensor approach that incorporates LiDARs, high-resolution cameras as well as radars to accurately and precisely perceive and understand the environment surrounding our Level 4 autonomous vehicles. Our current Level 4

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autonomous vehicle model is equipped with a robust sensor suite comprising nine LiDAR units, 14 high-resolution cameras, four millimeter-wave radars, four microphones, two wade sensors, and one collision sensor suite. This comprehensive sensor array enables 360-degree, blind-spot-free perception around the vehicle, with environmental detection capabilities extending up to 650 meters. Our upgraded sensor suite could enable navigation in urban and highway environments, as well as reliable operation in inclement weather conditions such as rain, snow, and fog, and corner cases such as sudden pedestrian appearances and yielding to emergency vehicles.
The following diagram illustrates our sensor designs on our 7th generation Level 4 autonomous vehicle model:

4D Imaging Radar x1
Range 350m
Corner Radar ×2
Range 100m
Long Range Radar ×1
Range 250m
5M_40D0_TL x1
Range 200m
8M_30D0 x1
Range 450m
8M_16D0 x1
Range 650m
8M_60D0 x1
Range 300m
8M_120D x4
Range 200m
8M_120D x2
Range 200m
Fisheye camera ×4
Range 30m
Long-range Lidar ×1
Range 500m
Blind-spot Lidar ×4
Range 30m
Mid-range Lidar ×4
Range 200m

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LiDARs.   LiDAR uses laser beams to accurately detect objects around our Level 4 autonomous vehicle, which allows high resolution range sensing in all lighting conditions. We deploy nine LiDARs on both the top and sides of our current Level 4 autonomous vehicle model, which can generate precise and real-time three-dimensional images of the surrounding, from cars to traffic lights to pedestrians, in a wide range of environments and under diverse lighting conditions day and night.

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Cameras.   By equipping our Level 4 autonomous vehicle with 14 high-resolution cameras at every angle, the vehicle is capable of maintaining a 360-degree view of its surrounding environment without major blind spots, thereby providing a broader picture of the traffic conditions around it. In our latest Virtual Driver, we install in-house designed cameras tailored specifically for our Level 4 autonomous vehicle fleet needs. For example, the customized automotive-grade cameras improved image quality significantly, enhancing sensor data input to ensure safety, reliability and optimal performance of our autonomous driving solutions.

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Radars.   Radar emits radio waves that detect objects and gauge their distance and speed in relation to our vehicle in real time. As compared to LiDAR and camera, radar works best in inclement weather such as rain, snow and fog. Our Level 4 autonomous vehicle is equipped with four long range radars at the front, back and two corners of rear side, respectively. Our 4D radars featured increased sensing capabilities with detection range up to 300 meters, higher accuracy, improved object recognition, real-time adaptability and robustness.

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GNSS/IMU.   In addition to perception sensors, we also use two other types of sensors in our system, a high-accuracy global navigation satellite system (GNSS) and inertial measurement  units (IMU). These sensors work together with our high-definition maps and localization module to ensure accurate positioning of our Level 4 autonomous vehicles.

By synchronizing inputs from the sensor suite, we effectively balance the inherent strengths and weaknesses of the different sensors, leading to improved precision in outlining the environment around the vehicle. In addition, we also integrate information from multiple sensors of the same object type to yield a more accurate and reliable representation of the surrounding environment by taking advantage of partially overlapping fields of view. Through the integration of our redundant sensor coverage and intelligent software modules, our Virtual Driver is able to sense the surrounding environment and objects at all times and in complex weather conditions, resulting in safer and more reliable autonomous driving solutions.
Through years of dedicated research and practical application of sensor technology, combined with our in-depth industry insights, we have developed a highly comprehensive sensor evaluation and selection system. This system enables us to select the best sensors available in the market while offering valuable suggestions to our suppliers on how to improve their product design and quality for autonomous driving applications. Furthermore, drawing on our unique insights into the specific demands of sensor design and functionality for autonomous vehicles, we work closely with our suppliers to develop customized sensor products that are better suited for autonomous driving scenarios. Via rigorous testing and design improvements, the hardware of our system has been customized to tackle challenging driving conditions. For instance, to enhance detection performance and accuracy, we have developed an advanced sensor cleaning solution, ensuring that vehicles can maintain real-time awareness of complex road conditions, meeting the demanding operational and safety requirements for robotaxi services to operate in both urban areas and highways during inclement weather conditions. This collaboration supports the continued optimization of our highly integrated AV software and hardware, ensuring that we provide our customers with the safest, most reliable and efficient autonomous driving solutions. Built upon our extensive industry expertise and robust partnerships, we distinguish ourselves as the sole autonomous driving technology company that designs our Level 4 autonomous vehicles, integrating with auto-grade, factory-installed sensors and hardware, according to Frost & Sullivan.
Computation System
Our computation system is responsible for processing the data collected from the sensors and running our proprietary algorithms in real time to enable our vehicles to drive autonomously. In designing and configuring our computing system, we focus on performance, reliability and resource efficiency. Each piece of the computation system is validated by well-defined compliance tests. For example, our latest computing unit is built on NVIDIA DRIVE Orin, an automotive-grade processor purpose-built for autonomous vehicles, for high performance and scalable compute.
Our in-house development of the autonomous driving computation unit (ADCU), a fully automotive- grade computing platform, has enabled us to define a computation architecture that is tailored specifically for autonomous driving applications. We have customized the memory system, data pipeline, and time synchronization topology to ensure that all processor capabilities are utilized to their maximum potential. Furthermore, our in-house ADCU can be fine-tuned to balance performance and resource consumption, making it a more sustainable and cost-effective solution. Additionally, the ADCU can be more easily adapted and upgraded as new technologies become available, enabling greater flexibility and scalability. This transition from industrial-grade to automotive-grade computing platform allows us to deploy and scale safer, more efficient and cost-effective autonomous vehicle fleets.
Vehicle Integration
Vigorous vehicle engineering brings together every piece of our Virtual Driver, from our robust AV software to the high-quality hardware sourced from our business partners. By integrating them on diverse vehicle platforms, we design our Level  4 autonomous vehicle, as a carrier of all, to offer the safest and

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smoothest passenger experience. We utilize an automated standard integration process to enhance vehicle consistency. Rigorous validation and testing at both component- and system-level, including mechanical shock, vibration, thermal chamber and waterproof tests, are conducted to ensure optimal performance, reliability, and stability. Together with our partners, we have established an integrated and streamlined assembly line, fully prepared for the mass production of vehicles incorporating our advanced Virtual Driver technology. This endeavor is bolstered by our utilization of our OEM partners’ industrialized designs, quality control and supply chain management process, yielding improvements in reliability, efficiency, and scalability.
Years of testing and design improvement with our OEM partners over the course of our six generations of Level 4 autonomous vehicle models underpin our confidence in our purpose-built Level 4 automation. With each new generation of our Level 4 autonomous vehicle model, we strive to deliver improved and more sophisticated hardware designs that better integrate with the vehicle platform, while also enhancing cost efficiency and adaptability. Our dedication to ongoing improvement means that each iteration of our vehicle represents the latest advancements in autonomous driving technology, ensuring that we provide passengers with the safe and most advanced autonomous driving experience possible. Our highly integrated Level 4 autonomous vehicles were designed to closely resemble mass-produced cars in terms of weight, power consumption, size, and other key aspects. Our 6th generation Level 4 autonomous vehicle model, developed in partnership with Toyota, has been deployed for public-facing robotaxi services since July 2023. In April  2025, we launched the 7th generation robotaxi, including three vehicle models co-developed through our strategic partnerships with Toyota (Toyota bZ-4X), BAIC (Alpha-T5) and GAC (AION V).
Our 7th generation Level 4 autonomous vehicle model features a redundant vehicle platform. With redundant sensors, computation systems, power, and actuators in our vehicle platforms, we can avoid single points of failure. For example, in our computation system, different processors cross-check and function as backup systems for each other, and certain algorithms running on the GPU can fall back to the CPU if an error occurs. Another example is that if the main power system fails, the backup power system will engage and ensure continuous power to the computation system, and thus the continued operation of our Virtual Driver as a whole.
We are currently co-developing 7th generation Level 4 autonomous vehicle models with BAIC, GAC, and SAIC Motor, in addition to our strategic collaboration with Toyota. Our 7th generation vehicle marks a critical step to advance the large-scale deployment of our fully driverless Level 4 robotaxis. Our 7th generation Level 4 autonomous vehicle models will feature multiple layers of redundancy in system design coupled with industry-leading remote assistance capabilities. We designed our 7th generation Level 4 autonomous vehicle to offer smoother passenger experience with enhanced HMI system and efficient trip plan.
Our approach to ensuring the reliable and safe operation of our Level 4 autonomous vehicle includes a three-layer system comprised of (i) normal operation mode, (ii) degraded safe mode, and (iii) minimal risk condition mode. The degraded mode and minimal risk condition mode operate on physically independent redundant platforms, which include redundant sensors and computations. In the event of faults occurring during normal operation, we detect these faults and transition the system to a degraded safe mode, allowing the vehicle to drive to a safe location. If critical faults occur that cannot be addressed by the degraded safe mode, the minimal risk condition mode will be triggered, allowing the vehicle to at least stop in its lane without collision.
Remote Assistance
We have a cost-effective and scalable remote assistance system (“RA system”) to ensure that our Level 4 autonomous vehicles can handle unexpected situations with ease. Unlike remote safety drivers who would

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assume control over the vehicle from time to time, our remote assistance operators only monitor and provide driving guidance to vehicles without any direct control over the vehicle. Our Virtual Driver handles all driving decisions autonomously, from perceiving surroundings to executing maneuvers such as acceleration, braking and lane changing. It operates safely and efficiently with minimal human intervention, primarily due to rigorous training on various scenarios and corner cases generated by PonyWorld. This reduced reliance on remote control over vehicles also reduces exposure to potential cyber intrusions, which greatly improves the overall safety of our autonomous driving system.
Our remote assistance operators intervene only in extreme scenarios, such as temporary road closures or severe congestion, providing driving guidance to vehicles including rerouting or pulling over based on real-time data. Using multi-screen workstations, each remote assistance operator can oversee a fleet of Level 4 autonomous vehicles simultaneously, which significantly reduces labor and operational costs for our fleet management.
Automotive-Grade Mass Production with Cost Efficiency
Our autonomous driving solution is fully prepared for mass production. While we do not have an in-house production function, we have established deep partnerships with several OEMs and manufacturing partners, who support our mass production efforts. We have developed our technology to ensure that all hardware complies with comprehensive automotive-grade standards, enabling scale up of production. One of the key advantages of our mass production capability is the significant reduction in costs, making our business model viable and unlocking new commercial opportunities in the autonomous vehicle market.
OUR COMMERCIALIZATION MODELS AND SERVICE OFFERINGS
Overview
We have been commercializing our autonomous driving technology by integrating it with vehicles of various models, classes and levels of autonomy to enable multiple commercial applications. We mainly focus on vehicles and use cases that maximize our commercial opportunity, including electric vehicle passenger “robotaxis” and long-distance, heavy-duty “robotrucks.” We also capitalize on our robust technology capabilities by offering smart mobility solutions and value-added technological services.
The following table sets forth a breakdown of our revenues by service offerings, in absolute amounts and as percentages of total revenues, for the periods indicated.
	Year Ended December 31,						Six Months Ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
							(unaudited)
Revenues
Robotaxi services	8,967	13.1	7,675	10.7	7,266	9.7	1,168	4.7	3,256	9.2
Robotruck services	22,368	32.7	25,021	34.8	40,365	53.8	18,035	73.0	17,300	48.8
Licensing and applications	37,051	54.2	39,203	54.5	27,394	36.5	5,517	22.3	14,878	42.0
Total revenues	68,386	100.0	71,899	100.0	75,025	100.0	24,720	100.0	35,434	100.0
Robotaxi services.   We generate robotaxi revenues primarily by (a) providing a comprehensive suite of AV engineering solutions, including AV software deployment and maintenance, vehicle integration and engineering and road testing, to OEMs and TNCs, helping them integrate our autonomous driving technology with their vehicle platforms, and to a much lesser extent, and (b) charging passengers fare for their rides with our robotaxis. We currently offer fare-charging robotaxi services, both with and without safety drivers, in designated areas of all four Tier-1 cities in China, namely Beijing, Guangzhou, Shenzhen and Shanghai, and

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we intend to introduce such services to broader geographies in China in the future through self-owned fleets and/or fleets owned and operated by fleet companies. Under our AV engineering solutions services, we may procure customized passenger vehicles from OEMs, then integrated our ADK with such customized passenger vehicles as a robotaxi. We had in the Track Record Period sold and may continue to sell such robotaxis to TNCs and may later expand to robotaxi operations, Virtual Driver software licensing, and technical support for safety operators. In 2022, 2023 and 2024 and six months ended June 30, 2025, we recognized revenue from sales of robotaxis (including vehicle platforms, ADKs and integration services) of US$4.8 million, US$5.1 million, nil and nil, respectively.
As the commercial deployment of our robotaxi services accelerates, we expect our robotaxi revenues to continue to grow both in absolute amount and by percentage of our total revenues in the future. In particular, revenues generated from passenger fare, as well as fees generated from operating robotaxis for TNCs and fleet companies, where applicable, are expected to increase alongside the growth of our own and/or third-party owned robotaxi fleets as we approach large-scale commercialization in the long run. Additionally, we will continue to adapt our revenue model based on market conditions and explore additional monetization opportunities for our robotaxi services.
Robotruck services.   We generate robotruck revenues mainly by using our robotruck fleets to provide paid transportation services to logistics platforms. We charge them service fees by mileage depending on specific transport routes and/or by tonnage. As we continue to scale our robotruck fleets, we expect such revenues to grow in the near future.
Currently, we also generate a minor portion (less than 5% in each year/period during the Track Record Period) of our robotruck revenues from offering our Virtual Driver to truck OEMs, who integrate our technology into their vehicle platforms to enable autonomous driving functionality. We expect such revenues to continue to increase in the near future. As the customer base for our Virtual Driver continues to grow, we may develop new robotruck revenue streams including charging these customers recurring licensing fees for using our Virtual Driver technology. To a much lesser extent, we also generate robotruck revenues through providing AV engineering solutions, including customized software development, vehicle integration, engineering, and road testing, to customers. This assists in enhancing autonomous driving capabilities and overall performance of their robotrucks.
Licensing and applications.   We generate licensing and applications revenues primarily through (a) offering smart mobility solutions, including software solutions, proprietary vehicle domain controller products and data analytics tools to OEMs and other industry participants (such as providers of unmanned vehicle delivery services and developers of driverless sanitation vehicles) to empower vehicles to achieve higher levels of driving automation. As of the Latest Practicable Date, our in-house designed vehicle domain controllers have been mass produced by our trusted manufacturing partners including third-party manufacturers of domain controllers for both internal use and external sales. We have supplied our domain controllers to multiple industry participants that are developing autonomous driving solutions for low-speed and specialized applications on open roads, such as unmanned vehicle delivery and driverless sanitation vehicles; (b) providing certain value-added technological services, such as vehicle integration services, and software development and licensing services, primarily to sensor and hardware component suppliers, helping them better adapt their products and solutions to autonomous driving use cases; and (c) offering V2X (vehicle-to-everything) products and services to enhance road safety, and improve transportation efficiency and experience. Specifically, we have leveraged the perception capabilities of our Virtual Driver, along with the embedded software and hardware of our in-house designed domain controllers, to develop an integrated camera-LiDAR-perception-computing unit system for urban roads. This system enables real-time vehicle-to-everything (V2X) communication, allowing vehicles to interact with road infrastructure, traffic signals, and other connected elements. Designed for applications such as intelligent traffic management, our vehicle-to-everything (V2X) products and services improve situational awareness, optimize traffic flow, and enhance overall urban mobility. For our V2X products and services, we design the software and systems in-house, while procuring the hardware from external suppliers.

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Robotaxi Services
We provide robotaxi services to drive passengers autonomously on a ride-hailing basis in vehicles integrated with our Virtual Driver. As of the Latest Practicable Date, we operated a fleet of over 680 self-owned robotaxis, with over 47.9 million kilometers of autonomous driving mileage cumulatively. Out of these autonomous driving mileage, over 26.6 million kilometers are attributable to the operation of our public-facing robotaxi services, which include mileage accumulated by our robotaxis driving on the road while waiting for passenger orders and during pick-up and drop-off of passengers. The remaining autonomous driving mileage are attributable to vehicle testing.
A Fun and Safe Ride with Our Robotaxi
We endeavor to offer autonomous driving experience to our passengers. Passengers can enjoy a safe, comfortable and convenient ride with us via a few clicks on our PonyPilot mobile app, which is currently available for download on both Apple and Android app stores. Once a passenger hails a ride, our mobile app will direct the passenger to a nearby travel station for pick up and drop off. We have built our proprietary human machine interface application PonyHI to improve passenger experience. PonyHI provides passengers with significant information about the journey, including the vehicle position, trip route, vehicle trajectory and road conditions. For our fare-charging Level 4 autonomous robotaxi services, passengers can view the fare for the ride on both our PonyPilot mobile app and the in-car interactive interface, and they can complete payment on their mobile devices using major mobile payment apps including Weixin and Alipay.
The following are screenshots of our proprietary PonyPilot mobile app:
We are currently working with a growing number of established TNCs in China to roll out our robotaxi services across their apps, increasing the visibility and accessibility of our services. Today, passengers can easily hail our robotaxis on both our PonyPilot mobile app, Alipay, Amap and OnTime Mobility mobile apps.
Commercialization Roadmaps
We launched our Level 4 autonomous vehicle fleet on open roads with a safety driver in Guangzhou in February 2018, and have since then rapidly scaled our public-facing robotaxi operations in China. As of the Latest Practicable Date, we operated a fleet of over 680 self-owned robotaxis in China. Our average daily orders received per robotaxi exceeded 15 from January 1, 2025 to the Latest Practicable Date.

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Obtaining a regulatory permit represents a critical milestone of an autonomous driving company’s technological and operational readiness towards commercialization. In China, local regulators have established rigorous, comprehensive criteria to ensure the safety and commercial viability of Level 4 autonomous vehicles before granting permits for road testing and commercial operations. These criteria take into account a wide range of highly specialized and technical metrics and indicators, including the proportion of autonomous driving mileage, critical intervention and accident rate performances, simulation and other road testing results, the quality of safety drivers and remote control/assistance capabilities, contingency plans, and the number of passenger orders. By carefully evaluating these factors, regulators assess the technological and operational readiness of autonomous driving companies to safely and effectively operate vehicles on public roads. Therefore, the regulatory permit review and approval process serves as a critical safeguard to ensure that only the most advanced and reliable autonomous driving technologies are allowed to be tested and deployed on public roads. With all available regulatory permits essential for providing public- facing robotaxi services received in all four Tier-1 cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen, we are the frontrunner in advancing commercialization of public-facing robotaxi services in China. The following diagram further illustrates the key progress we have made in obtaining major regulatory permits for providing public-facing robotaxi services in China as of August 31, 2025.

Note: Information about issuance status of applicable regulatory permits in the table above is based on the publicly available information and our best knowledge as of August  31, 2025. See note 3 to the comparison between our Company and our peers under “Industry Overview — Overview of China and Global Autonomous Driving Market — Robotaxi Services — Competitive Landscape of Robotaxi Services Market in China” for details about the current regulatory framework of robotaxi permits in the four Tier-1 cities in China.
We were among the first in China to obtain licenses to operate fully driverless Level 4 vehicles in all four Tier-1 cities in China. In addition, we are the only Level 4 autonomous driving technology company to secure all available regulatory permits essential for providing public-facing robotaxi services in all four Tier-1 cities in China, according to Frost & Sullivan. We believe this first-mover advantage for staying ahead in regulatory approval, combined with our robust technology and partnership with OEMs, has positioned us to commercialize public-facing robotaxi services at scale in China in the future.
We also have operations on a limited scale in the U.S. with 94 employees as of the Latest Practicable Date mainly engaged in R&D and autonomous vehicle testing programs in compliance with applicable laws and regulations. We conduct independent R&D activities in China and the United States, where technologies and software are developed and tested separately in each country. Additionally, our U.S. R&D personnel are separate from those in China and the data collected from U.S. testing is not used to conduct or support our R&D activities in China. During the Track Record Period, revenues generated in the United States, which were primarily related to certain value-added technological services as part of our licensing and applications business, became increasingly insignificant with revenue contribution of no more than 1% of our total revenues in 2023, 2024 and the six months ended June 30, 2025. In 2022, 2023, 2024 and for the six months ended June 30, 2025, revenues generated in the U.S. were US$10.5 million, US$0.3 million, US$0.6 million and US$0.05 million, respectively, representing 15.4%, 0.4%, 0.8% and 0.1% of our total revenues in 2022, 2023, 2024 and six months ended June 30, 2025, respectively. The decline in our revenues in the U.S. was primarily attributable to our shift of strategic focus in the U.S. to mainly R&D activities. We expect our U.S. operations to remain limited in scope and we currently do not plan to engage in the importation, sale or distribution of our products into the U.S. As of the Latest Practicable Date, our operations in the United States do not

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involve any driverless testing activities. This is because we have strategically concentrated our U.S. operations on R&D activities, while our driverless testing in China, together with the advancement of our world-model technology, has sufficiently met our testing and development needs. The California AVT Drivered Permit, which was reinstated in December 2022, was successfully renewed in October 2024 and remains in force as of the Latest Practicable Date. Based on the foregoing and written advice from our legal counsel for autonomous vehicle (“AV”) regulatory matters, we believe we hold all material AV testing licenses necessary for our drivered AV testing operations in the U.S. state of California as of the Latest Practicable Date. For details on the suspension of the driverless testing permit and the AVT Drivered Permit by the California Department of Motor Vehicles, please see “Risk Factors — Risks Related to Our Business and Industry — The laws and regulations on the autonomous driving industry in the jurisdictions we operate in are evolving and subject to change, and changes in these laws and regulations may materially and adversely affect us.” For additional information, see Note 2(aa) to the Accountants’ Report included in Appendix I to the Listing Application. Furthermore, we are strategically pursuing expansion opportunities in other growing markets worldwide. Collaborative partnerships have been forged with local governments, industry leaders, and technology innovators across Europe, East Asia, the Middle East and other regions, focusing on local development, deployment, and commercialization of our technology. To date, our business footprint extends to Luxembourg, South Korea, Saudi Arabia and the United Arab Emirates.
As our robotaxi services continue to scale, we are well positioned to connect and empower different stakeholders along the value chain with diversified monetization models with OEMs, TNCs and fleet companies, as illustrated by our go-to market strategies depicted in the diagram below:
For our robotaxi services, we operate our own Level 4 robotaxi fleet. We collaborate with OEM partners to co-develop vehicle designs that are engineered to accommodate and support Level 4 autonomous driving functionality. This partnership enables us to leverage OEMs’ expertise in vehicle engineering and mass production. We either procure robotaxis with our Virtual Driver system installed from OEMs or purchase vehicles from OEMs and install our Virtual Driver system afterwards, for deployment in our robotaxi fleets.
We reach passengers through two channels. First, we integrate our services with TNCs, utilizing their platforms and user interfaces. In this model, passenger fares are processed directly through the respective TNC platforms. Passengers make payments through the TNC platforms. TNCs collect and then transfer the fare to Pony when the ride is completed, and will deduct the customer acquisition fees afterwards. Additionally, passengers can access our robotaxi services directly through our PonyPilot app. In this channel, passenger fares are paid directly to us. Revenues are recognized over time as we provide the fare-charging services.
The pricing of ride-hailing services is usage-based and calculated primarily based on trip mileage, with rates varying depending on route, traffic, and other dynamic factors. This go-to-market strategy is demonstrated by the following graphics.
We are developing a second business model for our Level 4 robotaxi ride-hailing service. While the core operations remain identical to the model discussed above, the key distinction lies in how the robotaxi fleet is managed. Instead of procuring robotaxis ourselves and operating and maintaining our own fleet, we will lease robotaxis from third-party fleet operators.

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Under this upcoming model, third-party fleet operators will purchase robotaxis co-developed by Pony and OEMs and take responsibility for fleet maintenance. We then will lease the robotaxis from these operators, paying both leasing and maintenance fees. This approach shifts the majority of the capital expenditure associated with acquiring robotaxis, as well as ongoing fleet maintenance costs, to the third-party fleet operators. This business model is demonstrated by the following graphics.
In addition to Level 4 robotaxi ride-hailing services, we provide a comprehensive suite of AV engineering solutions, including AV software deployment and maintenance, vehicle integration and engineering and road testing, to OEMs and TNCs, enabling them to integrate our autonomous driving technology with their vehicle models or establish their own robotaxi fleets with vehicles equipped with our Virtual Driver system. These engineering solution contracts typically involve a combination of software, system integration, hardware components, and related services. These contracts and pricings are customized based on each customer’s technical and operational requirements. We typically source hardware components directly from suppliers, either for product development or to fulfill service requirements requested by our customers. Revenue is generally recognized based on the progression schedule of collaboration projects. This process is illustrated in the following graphics.
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OEMs.   We believe OEMs will help us commercialize our robotaxi services at scale. We work with OEMs to co-develop and produce Level 4 autonomous vehicles across various vehicle platforms. We will deepen our collaboration with an increasing number of OEM partners to constantly upgrade and optimize our Level 4 autonomous vehicle models, delivering improved autonomous driving experience to passengers. The autonomous vehicles manufactured by our OEM partners will be then sold to comprise the fleets owned by ourselves or third-party fleet companies.

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Self-owned fleets & third-party fleet companies.   While we currently serve passengers entirely with our self-owned robotaxi fleets to directly engage with them, we expect the future robotaxi fleets to be largely owned by a growing network of third-party fleet companies funded by third-party fleet owners. Under this long-term operating model, we expect to generate revenues by operating robotaxi fleets for these fleet companies. In addition, we may also generate revenues by selling Level 4 autonomous vehicles co-developed with different OEM partners to them where our Virtual Driver system has been

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incorporated to OEMs’ vehicle models. Under this model, we could charge fleet companies licensing fees for the use of our Virtual Driver system. We anticipate this model to enable a potentially asset-light and high-margin revenue stream, while allowing us to continuously focus on technology innovations and scale more rapidly across our geographic markets. In April 2024, we reached a significant milestone in our commercialization roadmap by unveiling a joint venture with Toyota and GTMC. The joint venture is held by Guangzhou (HX) Pony as to 50.0% and Toyota and GTMC together as to 50.0%. Under the terms of the joint venture agreement, Toyota will supply the joint venture, acting as a fleet company, with Toyota-branded battery electric vehicles. These vehicles, furnished with Toyota’s Level 4 autonomous driving-compatible redundant systems our advanced Virtual Driver technology and, can be accessed through our PonyPilot mobile app. The ownership of the robotaxi fleet shall belong to the joint venture, and we shall pay fees to the JV under a leasing arrangement, which is determined based on, among others, the number of robotaxis to be leased by us and technology to be deployed on the leased robotaxis. Any intellectual property newly created or developed based on the pre-existing intellectual property owned by any party to the joint venture shall be deemed “Joint Intellectual Property” and shall be owned by the joint venture. The parties to the joint venture, along with their respective affiliates, shall have an equal and royalty-free right to use such Joint Intellectual Property. The profits shall be distributed in proportion to the actual capital contributions paid. See “Connected Transaction — Non-Exempt Continuing Connected Transactions — Robotaxi Leasing and Related Products and Services Sales Framework Agreement” in the Listing Application for details.
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TNCs.   Under our go-to market strategies, TNCs will serve as an effective conduit connecting our robotaxis with their expansive user bases. Both us and third-party fleet companies may offer robotaxi services to passengers through various TNCs, and receive a portion of fare paid by passengers as revenues under certain revenue sharing arrangements.

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Passengers.   As our robotaxi fleets continue to scale, passengers may access our robotaxi services either directly on our PonyPilot mobile app or through the mobile apps operated by different TNCs. Passenger fare will be charged by us and/or the applicable TNCs, as the case may be, for each ride on a robotaxi.

Robotruck Services
Building upon a common set of underlying technology, we rolled out our hub-to-hub autonomous freight solutions in March 2021 in China to capture tremendous opportunities in the truck freight market. We have obtained autonomous driving public road testing permits in Beijing and Guangzhou, and we operated a fleet of over 170 robotrucks, comprising both self-owned and leased from Sinotrans, as of the Latest Practicable Date, consisting of both Level 2+ trucks and Level 4 driverless trucks, covering all major commercially active areas (such as Yangtze River Delta, Pearl River Delta, and the Beijing-Tianjin-Hebei Region) and key transportation routes (including key cargo transportation corridors such as those between Beijing and Tianjin, Guangzhou and Shanghai, Shenzhen and Qingdao, and Qingdao and Shanghai) throughout China. Over the course of its commercial operations, our robotruck fleet has accumulated approximately 65  million kilometers of driving mileage. Through its commercial operations, our robotrucks have facilitated long-haul freight transportation across China, accumulating over 1,065 million freight ton-kilometers. To validate our technology and business model in anticipation of large-scale commercialization in the future, we are also running our robotrucks in a variety of business scenarios, such as long-haul, port and container transportation.
We provide freight transportation services to logistics platforms, charging service fees based on mileage and tonnage. Pricing is contract-specific and determined by factors such as route, cargo weight, and service terms. We recognize revenue over time based on the extent of progress towards completion of each freight transportation order.
Our freight transportation services are delivered through a combination of our own fleet and fleets owned by third-party fleet companies. We collaborate with truck OEMs to co-develop robotrucks by integrating our

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proprietary Virtual Driver technology into their truck models. To build and maintain our own robotruck fleet, we procure these robotrucks directly from OEMs.
We also lease robotrucks from third-party fleet companies, with the maintenance and upkeep of these vehicles handled by the respective fleet operators and we pay these third-party fleet companies rental fees. These third-party fleet companies directly procure robotrucks from truck OEMs. This business model of our robotruck service is demonstrated by the following graphics.
Adapting Our Virtual Driver to Robotruck Use Cases
While the key autonomous driving technology used in our robotruck services largely overlaps with our robotaxi services, we meticulously customize certain modules, such as sensor suite and control, to cater to the specific robotruck use cases. For example, we expand our vehicle’s detection range to approximately 500 to 1,000 meters, allowing our robotruck to drive safely at a high speed. We equip our robotrucks with back-facing cameras and radars, which are considered optimal for trucks to change or merge lanes. Additionally, short-range and wide-angle LiDARs are added to our robotrucks, eliminating any potential blind spots to improve safety.
The following diagram illustrates our sensor designs optimized for our robotrucks:
In addition, trucks are significantly less nimble than passenger cars, as characterized by longer gearshift timeframes and higher actuation accuracy requirements. Our control module is designed to dynamically adapt with high precision to varying truck trailer cargo weights as well as crosswind speeds which can both drastically alter the movement of and create unique challenges for robotrucks.

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Commercialization Roadmap
The blueprint of our robotruck services is built upon our strategic relationships with truck OEMs on the one hand and logistics platforms on the other. We believe our collaboration with truck OEMs will allow us to rapidly scale the production of robotrucks integrated with our technology, whereas our cooperation with established logistics platforms will help us apply our robotruck services to commercial use cases including intelligent hub-to-hub autonomous freight solutions. The diagram below illustrates our go-to-market strategies and our current and planned monetization models for our robotruck services.
Sinotrans partnership.   In December 2021, we announced our partnership with Sinotrans, China’s largest freight logistics company according to CIFA. We formed our subsidiary, Cyantron Group, a limited liability company established in the PRC on February 17, 2022 and is held by Beijing (HX) Pony as to 51.0% and Sinotrans as to 49.0%. Cyantron Group was established as a mixed capacity freight service provider with our autonomous driving technology.
Under a joint collaboration agreement (the “Joint Collaboration Agreement”) entered into between us and Sinotrans in December  2021, Cyantron Group was established on February 17, 2022. According to the Joint Collaboration Agreement, the first three  years following the establishment of Cyantrons Group constitute the “First Phase.” During the First Phase, Sinotrans will lease trucks to Cyantron Group, and Beijing (HX) Pony will lease Level 4 autonomous trucks to Cyantron Group. Cyantron Group will utilize these leased trucks along with its own fleet to provide container truck transportation services to Sinotrans, as well as third-party logistics customers, giving priority to Sinotrans when conditions are equal. Cyantron Group and Sinotrans subsequently entered into several lease agreements to implement the principles outlined in the Joint Collaboration Agreement during the Track Record Period.
The salient terms of truck lease agreements with Sinotrans are summarized as follows and the truck lease agreement with Beijing (HX) Pony has similar terms:
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Lease term.   In 2022, we entered into a truck lease agreement with a three-year term to carry out the First Phase collaboration under the Joint Collaboration Agreement. Such lease agreement had expired and was subsequently renewed in 2025 for a fixed period of 16 months from April 2025. In September 2023, we entered into another truck lease agreement with a five-year term. In February 2024, we entered into a truck lease agreement with a five-year term. The key terms of these truck lease agreements are generally similar.

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Payment.   Cyantron Group is required to make fixed monthly rental payments to Sinotrans under each lease agreement. At the time of signing, each lease agreement specified a fixed total monthly

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rental payment, as well as the fixed number of trucks to be leased for the duration of the term. The fixed rental amounts stipulated in each agreement were determined through arm’s length negotiations, taking into account prevailing industry rates, the type and number of trucks leased, and the age and condition of the vehicles.
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Truck specifications under lease.   Each lease agreement at the time of signing includes a detailed schedule setting out the trucks to be leased, specifying their type, brand and model, license plate number, and VIN.

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License and qualification.   Cyantron Group is responsible for the licenses and inspection of the leased vehicles and the lessors (either Sinotrans or Beijing (HX) Pony) shall provide necessary supporting documents (including valid driving and operational documentation, such as vehicle qualification certificates and annual operating inspection documents) provided by the lessor.

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Standards.   Cyantron Group shall ensure that the leased vehicles meet all regulatory and technical standards before operation. The lessors may suspend the leasing arrangement if standards are not met.

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Operation benefits and costs.   During the lease term, Cyantron Group is entitled to all the income and economic benefits from the operation of the leased vehicles, while it shall bear all vehicle operating costs (such as fuel, tolls and maintenance), be responsible for vehicle maintenance and repair, and assume any damage caused during vehicle operation.

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Insurance and liabilities.   Cyantron Group shall pay a majority or all of the insurance fees during the lease term, and be responsible for handling and bearing all costs and liabilities related to traffic accidents, vehicle damage, repairs and potential claims.

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Termination.   Either party may terminate the lease with a 30-day advance written notice and obtaining the other party’s consent.

On January 15, 2025, Sinotrans and we executed an amended and restated joint collaboration agreement (the “A&R Joint Collaboration Agreement”), thereby commencing the “Second Phase” of operations. In the Second Phase, Cyantron Group shall further increase its investment in research and development for autonomous-driving-transportation-as-a-service and expand its transportation capacity. Cyantron Group may undertake freight transportation orders from Sinotrans’ strategic partners, as well as freight transportation orders from external clients with its additional transportation capacity.
Pursuant to the A&R Joint Collaboration Agreement, any transfer of equity interests by a shareholder to any person other than the other shareholder shall be subject to the consent of the other shareholder and shall require sixty days’ prior written notice to the other shareholder regarding such proposed transfer. During the term of Cyantron Group’s operations, any intellectual property rights independently developed by Cyantron Group shall be solely owned by Cyantron Group. Each shareholder shall have the right to use such intellectual property on a non-exclusive, royalty-free basis through a licensing arrangement. In the event that Cyantron Group entrusts a shareholder to undertake the development of technological achievements, the intellectual property rights resulting from such development shall be jointly owned by Cyantron Group and the entrusted shareholder. However, if such entrusted development is based on the pre-existing intellectual property rights of a shareholder (the “Pre-existing Intellectual Property”), the Pre-existing Intellectual Property shall remain the exclusive property of that shareholder. The profits shall be distributed in proportion to the actual capital contributions paid.
On March 16, 2025, Cyantron Group entered into a transportation services framework agreement (and supplemented by a supplemental agreement dated August 22, 2025) (the “Transportation Services Framework Agreement”) with Sinotrans, pursuant to which Cyantron Group provides transportation services (the “Transportation Services”) to Sinotrans to fulfill its freight orders across China for a term of three years from March 16, 2025 to March  15, 2028, which may be renewed as the parties may mutually agree. Subject to the terms as provided in the Transportation Services Framework Agreement, Cyantron Group will enter into specific purchase orders with Sinotrans to set out the specific terms and conditions for the Transportation Services provided by Cyantron Group. The pricing will follow a road transportation rate schedule which takes

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into consideration the shipment’s weight and volume and the distance traveled. Each purchase order shall specify the name of goods, quantity, quality, place of shipment, destination, delivery date, and other relevant details. Cyantron Group shall ensure the safety of goods during transportation and, in accordance with Sinotrans’ required standards, shall independently purchase carriers’ liability insurance, vehicle insurance, cargo insurance, and other required types of insurance.
Cyantron Group has commenced operations with a fleet of 144 robotrucks as of the Latest Practicable Date, consisting of Level  2+ trucks and Level 4 autonomous trucks. In the short term, Cyantron Group offers hybrid Level 2+ and Level 4 logistics capacity, including its robotruck services, to Sinotrans for logistics fees. As the robotruck fleet size continues to grow, Cyantron Group is expected to serve a growing number of Sinotrans’ freight orders across China, and offers paid robotruck services to customers at a large-scale in the long term. As a result, Sinotrans and other logistics platforms in China’s truck freight market will gain access to safe, reliable and environmental-friendly freight capacity at reduced labor and other costs. Through Cyantron Group, we will also use data analytics to improve loading and dispatching efficiency and reduce accident rates. Cyantron Group aims to provide intelligent, efficient, safe, and green logistics services. In alignment with the transition to renewable energy, we are also assessing the opportunities to increase the proportion of new energy vehicles in our fleet to embrace evolving business demands.
SANY partnership.   As another firm step towards commercial applications of our robotruck services, we entered into a strategic partnership with SANY, a leading truck manufacturer in China, in May 2022, pursuant to which we will co-develop automotive-grade Level 4 trucks powered by our technology. As part of our strategic cooperation agreement, we are responsible for licensing our autonomous driving technology and providing technical support for the development of robotrucks, and SANY has agreed to, among other things, manufacture robotrucks at arm’s length prices, and help to market our robotrucks through its sales channels. Both parties may terminate the agreement by mutual consent or in the event of force majeure.
Furthermore, on November 1, 2022, we entered into a tripartite strategic cooperation framework agreement with SANY and Sinotrans (the “Strategic Cooperation Framework Agreement”), with a cooperation period of three years. Under the Strategic Cooperation Framework Agreement, SANY and we shall jointly develop customized intelligent heavy-duty trucks to address Sinotrans’ needs for freight transportation. Under the same conditions, Sinotrans shall have priority in procuring intelligent heavy-duty trucks developed by SANY and us. The Strategic Cooperation Framework Agreement established a consultation mechanism to advance the tripartite cooperation objectives and to resolve issues arising during the course of cooperation. Under the arrangement, Sinotrans typically procured the robotrucks from SANY and subsequently leased them to Cyantron Group.
As Chinese local governments bolster efforts to promote and regulate the safety and commercial viability of robotruck services, we have made substantial progress in obtaining relevant regulatory permits for road testing and commercial operations. In December 2020, we were the first to obtain the robotruck road testing permit in Guangzhou. In July 2021, we expanded our road testing footprints to include Beijing and were allowed to test our robotrucks on national open highways. In January 2024, we received the very first cross-provincial robotruck road testing permit in China and began testing on the highway freight network across the Beijing-Tianjin-Hebei region. In early 2024, we made significant progress in the commercialization of robotrucks, obtaining permissions to offer fare-charging robotruck services in Beijing. Through our partnership with Sinotrans, we have formed a robotruck fleet that provides routine transportation services to clients. In December 2024, we became the first company in China approved to test “driver out” in the follow truck in a “1+N” platoon, which allowed us to begin testing our robotruck convoy on the cross-provincial expressway connecting Beijing, Tianjin and Hebei. While the lead robotruck will continue to have a safety operator in the driver’s seat, the robotruck behind it will be driver out, i.e., no one behind the wheel. The platooning permit marks another major milestone for our robotruck services and could enable us to further reduce the costs of autonomous trucking.

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Licensing and Applications
Licensing & Applications
Leveraging our extensive vehicle engineering and integration experience, we launched our smart mobility solutions in late 2022 to empower such vehicles to achieve higher levels of driving automation. We offer a complete suite of smart mobility solutions to selected vehicle companies, spanning software licensing, hardware and data analytics tools:
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Software solutions.   Built upon our Virtual Driver’s technology breakthroughs, we offer software solutions to OEMs, enabling highway and urban Navigate on Autopilot (NOA), automated parking by memory, lane centering control (LCC), adaptive cruise control (ACC), and other Level 2+ assisted driving functionality. Our strong autonomous driving software modules and algorithms, combined with our extensive testing efforts across complex operational areas, have allowed us to develop powerful yet cost-effective solutions that have achieved initial customer acceptance.

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Proprietary vehicle domain controller products.   We offer proprietary vehicle domain controller products currently built on NVIDIA DRIVE Orin to OEMs and other industry participants (such as providers of unmanned vehicle delivery services and developers of driverless sanitation vehicles) to support their vehicles’ autonomous driving systems. Based on the massive data insight and industry experience we accumulated through robust vehicle testing, we developed our vehicle domain controller product to be safe, resilient and highly functional, better catering to autonomous driving use cases. This is evidenced by multiple accreditations and recognitions that we received from reputable international institutions, including ISO 26262 Functional Safety ASIL D Development Process Certification. As of the Latest Practicable Date, our in-house designed vehicle domain controllers have been mass produced by our trusted manufacturing partners for both internal use and external sales. We have supplied our domain controllers to multiple industry participants that are developing autonomous driving solutions for low-speed and specialized applications on open roads, such as unmanned vehicle delivery and driverless sanitation vehicles.

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Data analytics tool.   Our data analytics tool consists of a cloud-based data processing platform that enables the mining, collection, analysis and maintenance of data collected from a vehicle equipped with our technology, as well as a Level 4 simulation system evaluating the safety, compliance, comfortability and efficiency of the vehicle along its journey, thereby constantly improving the vehicle’s autonomous driving system.

In addition, we also provide certain value-added technological services, such as vehicle integration services, and software development and licensing services, primarily to sensor and hardware component

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suppliers, helping them better adapt their products and solutions to autonomous driving use cases. Furthermore, we also offer V2X (vehicle-to-everything) products and services to enhance road safety, and improve transportation efficiency and experience.
We source hardware components from multiple suppliers for the development of our domain controllers and solutions. The pricing for our licensing and application services is determined on a case-by-case basis, reflecting the specific terms and scope of each engagement. We derive revenue primarily through direct payments from end customers, either from the sale of domain controllers or from service fees associated with our offerings. Revenue is generally recognized either upon the delivery of the product or upon the completion of the services.
RESEARCH AND DEVELOPMENT
We have invested a significant amount of time and effort into research and development of proprietary artificial intelligence, algorithms and software and hardware components to constantly enhance the capability of our Virtual Driver and solidify our technology leadership in the market. As the commercial deployment of our Level 4 autonomous driving technology progresses, we are also devoted to adapting and optimizing our technology to different commercial use cases. As of June 30, 2025, we had 720 engineers, researchers and scientists whose expertise spans a broad range of disciplines such as vehicle engineering, industry design, AI and machine learning and data analytics. Our research and development teams are responsible for the design, development and testing of our autonomous driving technology. In 2022, 2023 and 2024 and the six  months ended June 30, 2024 and 2025, we had R&D expenses of US$153.6 million, US$122.7 million, US$240.2 million, US$58.7 million and US$96.5 million, respectively. Our R&D expenses as a proportion of operating expenses reached 75.7%, 76.6%, 80.9%, 79.0% and 78.4% in 2022, 2023 and 2024 and the six  months ended June 30, 2024 and 2025, respectively.
Our research and development presence across multiple locations has enabled us to develop, test and refine our autonomous driving technology based on diverse road, and weather, resulting in more reliable, resilient and scalable autonomous driving solutions. Our multi-center approach, combined with our established presence in the industry, also allows us to attract and retain top talents across the world, which contributes to our long-term business growth. Our primary R&D focus is on advancing autonomous driving systems and advancing mass-production-ready robotaxis through our collaborations with OEM partners. We are not currently engaged in any manufacturing activities.
During the Track Record Period, we have achieved fast growth in R&D progress, as demonstrated by the following R&D metrics. Substantially all of our operating data was generated through our testing and R&D activities in PRC, with only an insignificant portion collected through R&D activities in the U.S.

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	2022	Growth	2023	Growth	2024	January 1, 2025 to the Latest Practicable Date/as of Latest Practicable Date
Autonomous driving mileage of robotaxi (thousand kilometers)	7,313	1.1x	8,095	1.5x	11,983	13,070
Driverless mileage of robotaxi (including testing and operation mileage) (thousand kilometers)	543	2.1x	1,138	3.1x	3,557	5,937
Driverless operation mileage of robotaxi (thousand kilometers)	421	1.5x	640	4.6x	2,923	5,074
Fleet size of robotaxis(1)	262	—	252	—	270	686
Number of robotaxi permits obtained in Tier-1 cities in China(2)	12	—	19	—	23	24
Testing mileage of robotruck (thousand kilometers)	1,058	1.0x	1,099	0.8x(3)	885	601
Operation mileage of robotruck (thousand kilometers)	357	1.3x	470	1.9x	914	828
Kilometers per critical intervention (KMPCI)	increased by approximately 400%	—	increased by approximately 180%	—	increased by approximately 180%	increased by approximately 130%

(1)
Given that the robotaxi service is at the early stage of commercialization and has yet to achieve large-scale deployment, we strategically manage the size of its robotaxi fleet to optimize cost efficiency while still be able to achieve its R&D goals (including accumulating sufficient testing and operation mileage).

(2)
See note 4 to the comparison between our Company and our peers under “Industry Overview — Overview of China and Global Autonomous Driving Market — Robotaxi Services — Competitive Landscape of Robotaxi Services Market in China” for details about the current regulatory framework of robotaxi permits in the four Tier-1 cities in China. We are the only Level 4 autonomous driving technology company to have obtained all types of robotaxi permits available across the four Tier-1 cities in China (as of December  31, 2024, fully driverless Level 4 public-facing fare-charging robotaxi permit is not available in Shanghai), according to Frost & Sullivan.

(3)
With the advancement of commercialization, we are increasingly focused on expanding our operation mileage and refining robotruck system to best serve commercial operations. The accumulation of operation mileage enables us to effectively refine and optimize our system, ensuring adaptation to diverse commercial demands and operational environments of robotrucks. Furthermore, improving robotruck system could leverage testing conducted on robotaxi and the cumulative robotaxi testing mileage has grown substantially between 2022 and 2024, which alleviates the needs for extensive robotruck testing mileage.

(4)
With the advancement of commercialization, we are increasingly focused on expanding our operation mileage and refining robotruck system to best serve commercial operations. The accumulation of operation mileage enables us to effectively refine and optimize our system, ensuring adaptation to diverse commercial demands and operational environments of robotrucks. Furthermore, improving robotruck system could leverage testing conducted on robotaxi and the cumulative robotaxi testing mileage has grown substantially between 2022 and 2024, which alleviates the needs for extensive robotruck testing mileage.

INTELLECTUAL PROPERTY
We rely on proprietary technology and we are dependent on our ability to protect such technology. We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements to protect our intellectual property. We also maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary information agreements for the protection and confidentiality of our proprietary information. As of June 30, 2025, we had registered 338 patents, 192 copyrights, 627  trademarks in China, and 214 patents and 495 trademarks overseas. In addition, as of June 30, 2025, we have 229 pending patent applications globally. We have also registered 51 domain names globally. Substantially all of our patent applications pertain to autonomous driving technology. We believe that our patent portfolio

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could adequately cover all core technologies that are patentable and sufficiently support the implementation of our products and services under current revenue models and future commercialization plan.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our intellectual property and proprietary rights is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property and proprietary rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate lawsuits against us alleging infringement of their intellectual property or proprietary rights or declaring their non-infringement of our intellectual property or proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be available only on commercially unreasonable and unfavorable terms, which may adversely affect our business, results of operations and financial condition. For additional information on the risks relating to intellectual property, see the section titled “Risk Factors — Risks Related to Our Business and Industry — Failure to adequately obtain, maintain, enforce and protect our intellectual property and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition.”
The below table sets forth details of our key patents as of the Latest Practicable Date.
Patent Name	Registration No.	Intended Use(s)	Functions	Status/Date	Place of Registration
Method, apparatus, and self-driving vehicle for training a generalized perceptual model	2024111464094	Training methods for generalized perceptual models	Solve the problem of poor generalization of the perception model of an automated driving vehicle in the existing methods.	Application Date: 2024/08/20	PRC
Methods, devices, media, and systems for data mining.	2024110342526	Data mining	Realize automated data mining and validation, thus solving the problem that existing solutions use manual and rule-based methods in the data mining process, which is relatively ineffective.	Application Date: 2024/07/30	PRC
Optimized method, apparatus, medium and vehicle system for image retrieval	2024110342511	Methods for image retrieval	Use the GPT model to optimize the initial description texts, resulting in multiple optimized description texts.	Application Date: 2024/07/30	PRC
Methods, devices, storage media, and processors for vehicle control during travel.	2019103566860	A method for controlling vehicle movement	Ensures safe vehicle operation under abnormal traffic light conditions at intersections, preventing collisions and ensuring safety during the driving process.	Approved: 2022/04/29	PRC
A method and apparatus for sensor attitude adjustment.	2019102848573	Method for sensor attitude adjustment
Calculate the relative position between the autonomous vehicle and the target to be detected, and adjusts the posture of the sensor according to the attitude parameters corresponding to the relative position.
				Approved: 2021/09/28	PRC

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Patent Name	Registration No.	Intended Use(s)	Functions	Status/Date	Place of Registration
A method and apparatus for precision testing of vehicle driving control systems.	2019103350175	Precision testing in control systems	Collect driving information and driving instructions to enhance the accuracy of control system.	Approved: 2021/08/03	PRC
Coordinated control of self-driving vehicles under emergency situations	US20190137996A1	Coordinated control of autonomous vehicles	Determine a target object from the one or more detected objects based on the processed image data.	Issued: 2019/11/05	US
During the Track Record Period and up to the Latest Practicable Date, we did not have any material disputes or any other pending legal proceedings regarding intellectual property rights with third parties.
SALES AND MARKETING
We rely on various measures to promote our services, combining online and offline channels. To retain and attract new passengers to use our robotaxi services, we from time to time implement reward-based promotions and seasonal sales. We also utilize our TNC partners’ platform for online advertisements to penetrate our partners’ customer base and promote our robotaxi services on major mobile payment apps including Weixin and Alipay.
ECOSYSTEM OF PARTNERS
Around our core technology, we have built a thriving ecosystem of industry and technology partners, including OEMs, TNCs and logistics platforms, semiconductor chip suppliers, sensor suppliers, and other types of industry stakeholders. These strategic partnerships allow us to continue to hone our expertise in developing cutting-edge autonomous driving software and technology, but at the same time effectively leverage the manufacturing, product development, customer networks, and service expertise of our partners to scale and monetize our technology globally.
The following diagram illustrates our key partners and our cooperation with them.
The collaborative ecosystem around our technology and partners connects us with the vehicle and component suppliers, and the mass service demand from TNCs and logistics platforms. This connection has

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enabled us to scale our Level 4 autonomous vehicle fleets integrated with our Virtual Driver, while simultaneously applying such autonomous vehicles across diversified commercial use cases in a cost-effective way.
Robotaxi services:   we have strategically built in-depth collaborations with trusted OEMs such as Toyota, BAIC, GAC and SAIC Motor to co-develop and mass-produce autonomous vehicles. Through our collaboration with Toyota, we successfully launched our 6th generation Level 4 autonomous vehicle model in January 2022 to support fully driverless Level 4 robotaxi operations. In April 2025, we launched the 7th generation robotaxi, including three new Level  4 vehicle models co-developed through our strategic partnerships with Toyota, BAIC and GAC. The partnerships with these trusted OEMs have significantly increased our ability to scale our technology globally with reliable, integrated vehicle platforms. In addition, we have formed partnerships with established TNCs, such as Alipay, Amap and OnTime Mobility to scale and expand our robotaxi services and enhance passenger coverage. For example, with strategic investments in OnTime Mobility in April 2022, OnTime Mobility owned and operated a fleet of 50 vehicles integrated with our Virtual Driver on its mobile app to offer paid public-facing robotaxi services in Guangzhou and Shenzhen, China. In addition, we also integrate our services with OnTime Mobility’s platform and utilize their interface for the operation of own robotaxi fleet.
Robotruck services:   we have formed strategic partnerships with China’s leading truck manufacturer SANY to co-develop robotrucks powered by our technology, and with Sinotrans, China’s largest freight logistics company according to CIFA, to operate both Level 2+ trucks and Level 4 autonomous trucks throughout Sinotrans’ certain existing logistics network. Our Virtual Driver technology, combined with the manufacturing and aftersales capability of truck OEMs and the demand and infrastructure of logistics platforms, has positioned us to capitalize on opportunities in China’s large trucking market.
Licensing and applications:   we have co-development collaborations with logistics customers, such as Meituan, Neolix and Cainiao, on hardware components, and with NVIDIA. Such deep collaborations with established hardware component companies enable us to customize designs to deliver high performance and cost effectiveness, as well as to secure supply during uptime.
As we progressively broaden our overseas presence, we engage in collaborative ventures with a diverse array of business partners in selected global markets. These partnerships, spanning local governments, industry leaders, and technology innovators, are strategically aligned to advance the commercialization of our technology within these markets. For example, we formalized a memorandum of understanding with the Luxembourg government in March 2024 to propel the evolution of autonomous mobility within Luxembourg, as our regional hub. Our collaborative efforts with the Luxembourg government and local partners aim to drive technological innovation and customize solutions tailored to the European market. We have collaborated with a local partner in South Korea to initiate road tests of robotaxi in urban areas in Seoul in 2025. Our discussions with various entities, including potential partners in Saudi Arabia, are advancing towards potential deployment in the region, and we have signed a MoU with the Abu Dhabi Investment Office to move forward with deployment in Abu Dhabi in October 2023.
Under the contractual arrangements with our major strategic partners, we typically maintain ownership of the intellectual property rights that were developed by us. In cases where joint collaboration results in new intellectual property, the ownership of these rights is typically shared between ourselves and our strategic partners. Our agreements with these partners ensure that all parties benefit from the co-development and deployment of new technologies, while also providing clear guidelines for the protection and management of intellectual property. By working closely with our partners and taking a collaborative approach to innovation, we are able to leverage our collective strengths and drive the continued growth of our business.
The following table summarizes our collaborations with our partners, the background of and circumstances leading to each collaboration and roles and responsibilities of each party, respectively.

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	Background of and circumstances leading to collaboration	Roles and responsibilities of each party	Nature or duration of the collaboration
Passenger Car OEMs	Our collaboration with passenger car OEMs initially began as an R&D partnership, during which our Virtual Driver technology was integrated into various vehicle models to validate its technical feasibility.
Pony:   develop Virtual Driver enabling robotaxis to navigate rush hours, complex traffic scenarios and inclement weather safely and efficiently.
OEMs:   manufacture vehicles that accommodate and support Pony’s autonomous driving system.
Upon the completion of development of robotaxi models.
Truck OEMs	We established partnerships with truck OEMs as by leveraging our expertise in developing autonomous driving systems, we could deliver customized solutions tailored to their specific truck models.	Pony: develop of Virtual Driver tailored for heavy-duty trucks. OEMs: integrate Pony’s technology into their vehicle models to enable autonomous driving functionality.	Upon the completion of development of robotruck models.
TNCs	Our robotaxi technology has garnered attention from the transportation industry, with TNC platforms showing strong interest in keeping pace with advancements in autonomous driving technology.	Pony: dispatch and operate and robotaxi fleet. TNCs: integrate Pony’s robotaxis to their passenger-facing platforms or apps and collect ride fares.	Agreed period (typically 1 year), with term of the contract might be automatically renewed.
Logistics Platforms	Our robotruck solutions align with logistics platforms’ priorities for reliable and cost-effective transportation solutions. We view this as a valuable opportunity to scale up the commercialization of our robotruck services.	Pony: operate robotruck fleets to provide paid transportation services to logistics platforms. Logistics platforms: place freight transportation orders.	Collaboration may be terminated in writing upon mutual agreement of both parties.
Component Suppliers	We typically source hardware components from industry-leading suppliers known for their reliability and high- quality standards.	Pony: integrate or co-design the hardware components to Virtual Driver. Component suppliers: supply to us certain key components used in our sensor suite and hardware.	Upon the delivery of components.
Logistics Customers	Logistics customers were referred to us by other industry participants and were drawn to our domain controllers and ability to provide solutions customized to their needs to achieve high levels of autonomy.
Pony:   supplied our domain controllers to multiple industry participants that are developing autonomous driving solutions for low-speed and specialized applications.
Logistics customers:   integrate Pony’s domain controllers to achieve autonomous driving functionality.
Agreed period (typically 1 year)/upon completion of services/ upon the delivery of domain controllers.
Our Customers
At the current stage of commercialization, our customers consist primarily of (i) OEMs and TNCs with respect to our robotaxi services, (ii) OEMs and logistics platforms with respect to our robotruck services, and (iii) sensor and hardware component suppliers and other industry participants with respect to our licensing

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and applications business. To a lesser extent, our customers also include passengers who access our robotaxi services via our PonyPilot mobile app. Most of our customers are located in China. In 2022, 2023, 2024 and for the six months ended June  30, 2025, we had 20, 52, 111 and 141 corporate customers, respectively, in addition to individual customers who were passengers of our robotaxi services. These customers include domestic companies and multinational companies operating at various scales along the autonomous driving value chain, including vehicle manufacturing, logistics, and AV software and hardware design and manufacturing.
We have historically generated revenues from a small group of customers during the early stage of commercialization. In each of 2022, 2023, 2024 and for the six months ended June 30, 2025, the aggregate revenue generated from our five largest customers in each year/period during the Track Record Period were US$51.7 million, US$56.1 million, US$51.4 million and US$25.9 million, representing 75.7%, 77.9%, 68.5% and 73.1% of our revenues, respectively. Revenues generated from our largest customer in each year/period during the Track Record Period were US$21.2 million, US$22.5 million, US$30.7 million and US$11.1 million, representing 31.0%, 31.3%, 40.9% and 31.4% of our revenues, respectively. As we continue to commercialize our autonomous driving technology through executing our go-to-market strategies, our customer base and profile are expected to constantly change, and we expect to further reduce our customer concentration.
Rank	Customers	Type of Products Purchased	Background	Year of commencement of business relationship	Revenues	% of Our Total Revenues	The number of projects attributable to the top five customers in each year/ period during the Track Record Period	Revenue attributable to the projects
					(US$ in millions)%
For the year ended December 31, 2022
1	Sinotrans	Robotruck (Transportation-as-a service)	A leading logistics company, headquartered in Beijing, PRC, incorporated in 2002 and listed on the Hong Kong Stock Exchange	2022	21.2	31.0	N/A	N/A
2	Customer B	Licensing and applications (smart mobility solutions)	A software and IT development company, headquartered in Orlando, USA, incorporated in 2012 and listed on the Nasdaq	2021	10.5	15.4	1	10.5
3	Customer C	Licensing and applications (Value added technological services)	A navigation map, navigation software provider, headquartered in Beijing, PRC, incorporated in 2002 and listed on the Shenzhen Stock Exchange	2021	8.4	12.3	1	8.4
4	Customer D	Robotaxi (Sale of AV engineering solutions)	An autonomous driving service provider, headquartered in Shanghai, PRC and incorporated in 2019	2022	6.8	10.0	1	6.8
5	Customer E	Robotaxi (Sale of AV engineering solutions)	A software development company, headquartered in Guangdong, PRC, incorporated in 2018 and its affiliated company is listed on the Hong Kong Stock Exchange	2020	4.8	7.0	1	4.8
For the year ended December 31, 2023
1	Sinotrans	Robotruck (Transportation-as-a service)	A leading logistics company, headquartered in Beijing, PRC, incorporated in 2002 and listed on the Hong Kong Stock Exchange	2022	22.5	31.3	N/A	N/A

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Rank	Customers	Type of Products Purchased	Background	Year of commencement of business relationship	Revenues	% of Our Total Revenues	The number of projects attributable to the top five customers in each year/ period during the Track Record Period	Revenue attributable to the projects
					(US$ in millions)%
2	Customer F	Licensing and applications (V2X services and products)	A transportation technology company, headquartered in Beijing, PRC and incorporated in 2001	2022	18.0	25.0	1	18.0
3	Customer E	Robotaxi (Sale of AV engineering solutions)	A software development company, headquartered in Guangdong, PRC, incorporated in 2018 and its affiliated company is listed on the Hong Kong Stock Exchange	2020	7.6	10.6	2	7.6
4	Customer G	Licensing and applications (V2X services and products)	A software development company, headquartered in Guangdong, PRC and incorporated in 2004	2023	4.0	5.5	1	4.0
5	Customer C	Licensing and applications (Value-added technological services)	A navigation map, navigation software provider, headquartered in Beijing, PRC, incorporated in 2002 and listed on the Shenzhen Stock Exchange	2021	4.0	5.5	1	4.0
For the year ended December 31, 2024
1	Sinotrans	Robotruck (Transportation-as-a service)	A leading logistics company, headquartered in Beijing, PRC, incorporated in 2002 and listed on the Hong Kong Stock Exchange	2022	30.7	40.9	N/A	N/A
2	Customer H	Licensing and applications	A listed leading automotive technology company, headquartered in Jiangsu, PRC and incorporated in 2021	2024	7.0	9.3	1	7.0
3	Customer I	Robotruck (Transportation-as-a service)	A leading logistics solutions provider company, headquartered in Ningxia, PRC, and incorporated in 2023	2024	5.1	6.7	N/A	N/A
4	Customer J	Licensing and applications	A leading developer of L4-level autonomous driving solutions for urban logistics, headquartered in Jiangsu, PRC and incorporated in 2021	2024	4.7	6.3	N/A	N/A
5	Customer K	Robotaxi (Sale of AV engineering solutions)	A diversified company with core businesses in overseas fashion retail, wireless internet solutions, and mobility technology, headquartered in Seoul, Republic of Korea, incorporated in 2000 and listed on the Korea Securities Dealers Automated Quotations	2023	3.9	5.3	1	3.9
For the six months ended June 30, 2025
1	Sinotrans	Robotruck (Transportation- as-a-service)	A leading logistics company, headquartered in Beijing, PRC, incorporated in 2002 and listed on the Hong Kong Stock Exchange	2022	11.1	31.4%	N/A	N/A
2	Customer J	Licensing and applications	A leading developer of L4-level autonomous driving solutions for urban logistics,	2024	6.0	16.8%	N/A	N/A

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Rank	Customers	Type of Products Purchased	Background	Year of commencement of business relationship	Revenues	% of Our Total Revenues	The number of projects attributable to the top five customers in each year/ period during the Track Record Period	Revenue attributable to the projects
					(US$ in millions)%
			headquartered in Jiangsu, PRC and incorporated in 2021
3	Customer M	Licensing and applications (sales of domain controller)	A technology company that engages in the manufacture of computer communications and other electronic equipment, headquartered in Beijing, PRC and incorporated in 2021	2022	5.6	15.7%	1	0.2
4	Customer N	Licensing and applications (sales of domain controller and smart mobility solutions)	A leading on-demand service platforms, specializing in providing a wide range of services, including food delivery, hotel and travel bookings, ride-hailing and etc., headquartered in Beijing, incorporated in 2011 and its affiliated company is listed on the Hong Kong Stock Exchange	2023	1.8	5.1%	1	0.8
5	Customer O	Robotruck (providing AV engineering solutions)	A LiDAR and sensor solution provider, headquartered in Guangdong and incorporated in 2014	2022	1.4	4.1%	1	1.4
Save for Sinotrans which is a connected person of the Company, during the Track Record Period and up to the Latest Practicable Date, none of our five largest customers in each year/period during the Track Record Period is a connected person.
As of the Latest Practicable Date, save for Customer K where Dr.  Peng has also served as non-executive director, none of our Directors, their close associates or any of our Shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest customers in each year/period during the Track Record Period. We collaborated with Customer K to jointly advance deployment and operation of fully driverless Level 4 vehicle fleet in South Korea, leveraging their expertise to navigate the South Korean market. Under our contractual agreement, Customer K purchased robotaxis from us and we also provided technical service to support the operation of robotaxi fleet in South Korea. In addition, during the Track Record Period and up to the Latest Practicable Date, we held minority interests of approximately 5% in OnTime Mobility and less than 5% in Customer K, both of which were our customers.
Salient Terms of Agreements with Customers
Robotaxi services.   We provide a comprehensive suite of AV engineering solutions, including AV software deployment and maintenance, vehicle integration and engineering and road testing, to OEMs and TNCs. Under the contractual arrangements with our OEM customers, we typically specify the scope of services, technical specification of our solutions and testing milestones. In connection with each milestone, our customers and we would agree upon a payment schedule. As for new intellectual property, we typically are the sole owner of the intellectual property and grant our customer the right to use such intellectual property as part of the contractual arrangements.

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Under the contractual arrangements with our TNC customers, we utilize our customers’ interfaces, platforms and payment methods to offer robotaxi services to users through our fleet. We determine the pricing for the rides and we settle the amounts with our customers on a monthly basis. Our agreements will also stipulate provisions regarding the confidentiality and compliance of collecting user data.
Robotrucks.   For our transportation-as-a-service solutions, we typically specify in our contracts — goods to be delivered, quantity and quality, place of shipment, destination, consignee and delivery date. Our agreements also stipulate provision about payment, insurance and transfer of risk.
For our collaborations with truck OEMs, our agreements typically specify the technical specifications for our Virtual Driver system and truck models. The agreements will provide key milestones for the R&D process. OEMs and we each own all right, title and interest to intellectual property created independently or prior to entering into agreements.
Licensing and Applications.   With our licensing and applications customers, our agreements specify the scope of services, technical specifications of deliverables and payment arrangement. Our customers and we each own all right, title and interest to intellectual property created independently or prior to entering into agreements.
The following table summarizes the top five revenue-generating projects in each year/period during the Track Record Period.
Rank	Customers	Background	Type of Products/ Services Purchased	Revenues recognized
				(US$ in millions)
For the year ended December 31, 2022
1	Customer B	A software and IT development company, headquartered in Orlando, USA, incorporated in 2012 and listed on the Nasdaq	Licensing technology for developing autonomous driving perception module	10.5
2	Customer C	A navigation map, navigation software provider, headquartered in Beijing, PRC, incorporated in 2002 and listed on the Shenzhen Stock Exchange	Domain controller and customized software for developing ADAS solutions	8.4
3	Customer D	A R&D-focused company, headquartered in Shanghai, PRC and incorporated in 2019	Technical services for autonomous driving software	6.8
4	Customer E	A software development company, headquartered in Guangdong, PRC, incorporated in 2018 and its affiliated company is listed on the Hong Kong Stock Exchange	Our Virtual Driver, vehicle engineering and technical services for operating robotaxi	4.8
5	Customer L	A intelligent vehicle development company, headquartered in Shanghai, PRC and incorporated in 2021	Domain controller and customized software development service	4.6
For the year ended December 31, 2023
1	Customer F	A transportation technology company, headquartered in Beijing, PRC and incorporated in 2001	Customized V2X solutions for monitoring road condition	18.0

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Rank	Customers	Background	Type of Products/ Services Purchased	Revenues recognized
				(US$ in millions)
2	Customer E	A software development company, headquartered in Guangdong, PRC, incorporated in 2018 and its affiliated company is listed on the Hong Kong Stock Exchange	Our Virtual Driver, vehicle engineering and technical services for operating robotaxi	7.6
3	Customer G	A software development company, headquartered in Guangdong, PRC and incorporated in 2004	Customized V2X solutions for monitoring road condition	4.0
4	Customer C	A navigation map, navigation software provider, headquartered in Beijing, PRC, incorporated in 2002 and listed on the Shenzhen Stock Exchange	Domain controller and customized software for developing ADAS solutions	4.0
5	Customer M	A technology company that engages in the manufacture of computer communications and other electronic equipment, headquartered in Beijing, PRC and incorporated in 2021	Domain controller	3.3
For the year ended December 31, 2024
1	Customer H	A leading automotive technology company, headquartered in Jiangsu, PRC and incorporated in 2021	Licensing high-speed NOA control technology and high-speed NOA positioning technology	7.0
2	Customer J	A developer of L4-level autonomous driving solutions for urban logistics, headquartered in Jiangsu, PRC and incorporated in 2021	Domain controller	4.7
3	Customer K	A diversified company with core businesses in overseas fashion retail, wireless internet solutions, and mobility technology, headquartered in Seoul, Republic of Korea, incorporated in 2000 and listed on the Korea Securities Dealers Automated Quotations	Our Virtual Driver, vehicle engineering and technical services for operating robotaxi	3.9
4	Customer E	A software development company, headquartered in Guangdong, PRC, incorporated in 2018 and its affiliated company is listed on the Hong Kong Stock Exchange	Our Virtual Driver, vehicle engineering and technical services for operating robotaxi	3.0
5	Customer G	A software development company, headquartered in Guangdong, PRC and incorporated in 2004	Customized V2X solutions for monitoring road condition	2.4
For the six months ended June 30, 2025
1	Customer J	A leading developer of L4-level autonomous driving solutions for urban logistics, headquartered in Jiangsu, PRC and incorporated in 2021	Domain controller	6.0

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Rank	Customers	Background	Type of Products/ Services Purchased	Revenues recognized
				(US$ in millions)
2	Customer M	A technology company that engages in the manufacture of computer communications and other electronic equipment, headquartered in Beijing, PRC and incorporated in 2021	Domain controller	5.6
3	Customer N	A leading on-demand service platforms, specializing in providing a wide range of services, including food delivery, hotel and travel bookings, ride-hailing and etc., headquartered in Beijing, incorporated in 2011 and its affiliated company is listed on the Hong Kong Stock Exchange	Domain controller and smart mobility solutions	1.8
4	Customer O	A LiDAR and sensor solution provider, headquartered in Guangdong and incorporated in 2014	Providing AV engineering solutions for the development of robotrucks	1.4
5	Customer K	A diversified company with core businesses in overseas fashion retail, wireless internet solutions, and mobility technology, headquartered in Seoul, Republic of Korea, incorporated in 2000 and listed on the Korea Securities Dealers Automated Quotations	Our Virtual Driver, vehicle engineering and technical services for operating robotaxi	1.3
Our Relationship with Sinotrans
Commercial Background and Rationale of the Collaboration
Our relationship with Sinotrans is based on mutual benefit rather than reliance on a single business partner. The collaboration was designed to address complementary strengths and strategic needs of both parties. While Sinotrans is widely recognized for its extensive network and strong capabilities in ocean freight, it is also actively driving the intelligent upgrade and efficiency improvement of its ground transportation network to support the rapid growth in its freight volume and demand for efficient “hub-to-hub” freight movement.
To address such need, we and Sinotrans jointly established Cyantron Group to leverage their respective advantages. We provide advanced autonomous driving technology and operational expertise in intelligent trucking, while Sinotrans contributes its logistics customer base and demand for reliable road freight solutions. Our robotruck services offer a cost-effective and scalable solution to enhance the ground transportation capabilities of Sinotrans.
In turn, we benefit from real-world operational data and insights gathered through Cyantron Group’s robotruck fleet, which are critical to the ongoing development and optimization of our autonomous driving systems. Cyantron Group also serves as a live demonstration platform for our technology, showcasing the commercial viability and efficiency of robotruck services in the freight logistics sector and helping we attract additional logistics customers over time.
With such commercial background, in December 2021, we announced a partnership with Sinotrans, China’s largest freight logistics company as recognized by CIFA. To support this, we established Cyantron Group on February 17, 2022, with 51.0% owned by our subsidiary Beijing (HX) Pony and 49.0% by Sinotrans. Cyantron Group provides freight services using our autonomous driving technology and operated a fleet of 144 robotrucks as of the Latest Practicable Date, which includes both Level 2+ trucks and Level 4 autonomous

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trucks with safety drivers. Through Cyantron Group, we provide transportation services to Sinotrans. Sinotrans was our largest customer during the Track Record Period. During the years ended December 31, 2022, 2023, 2024 and the six months ended June 30, 2025, our revenue from Sinotrans amounted to US$21.2 million, US$22.5  million, US$30.7 million, and US$11.1 million, representing approximately 31.0%, 31.3%, 40.9% and 31.4% of our total revenue in those respective periods. Depending on operational needs, we also lease trucks, containers, and office facilities from Sinotrans, and rental fees are incurred by Cyantron Group for the use of the leased assets from Sinotrans. During the Track Record Period, we incurred costs and expenses related to the use of such leased assets in an aggregate amount of US$1.0 million in 2022, US$1.3 million in 2023, US$1.6 million in 2024, US$0.8 million in the first half of 2024, and US$0.5 million in the first half of 2025.
The office lease is considered an operating lease, while the truck and container leases are considered finance leases. This classification and usage of the leased assets affect how the costs and expenses arising from the rental fees are shown in the financial statements:
•
Cost of revenues — mainly includes the amortization of trucks and containers leased from Sinotrans.

•
Selling, general and administrative expenses (SG&A) — include amortization on the leased office space as well as interest on the related office lease liability.

•
Interest expense — includes interest on the finance lease liabilities for the trucks and containers.

For details, see Note 15 to the Accountants’ Report included in Appendix I to the Listing Application. The Company will comply with the applicable requirements under Chapter 14 and Chapter 14A of the Listing Rules in respect of these transactions upon [REDACTED].
The salient terms of leasing containers are summarized as follows:
•
Lease term.   Eight years from the container delivery date.

•
Specifications.   Container for inland transportation as specified in the agreement.

•
Payment.   Under the lease agreements, the rental fee is fixed at the time of signing, based on the fixed number of containers and a specified daily rate per container, for a fixed term of eight years from the date of delivery. Rent is payable in advance, with each settlement period covering three months.

•
Insurance and liabilities.   During the use period, we shall be responsible for purchasing insurance and the maintenance of the container to ensure its normal operation. In the event of any damage occurring during the lease term, we shall be responsible for the repair and bear all related costs.

•
Termination.   Neither party may unilaterally rescind this agreement.

The salient terms of the office lease are summarized as follows:
•
Lease term.   Five years from April  2022.

•
Leased property.   An office in Qingdao, Shandong Province, China with a leased area of about 606 square meters.

•
Payment.   Annual payment. The rental fee is calculated at RMB1.2 per square meter per day, with the annual rental subject to a 5% increase every two years during the lease term.

•
Liabilities.   During the lease term, we shall be responsible for the safe use, management, and maintenance of the leased premises within the scope of our tenancy, including fire safety systems, electrical equipment, and other relevant facilities.

•
Termination.   Unless otherwise stipulated, this contract may not be amended or terminated in advance without the mutual consent of both parties. In the event that either party seeks unilateral termination, the other party must be notified in writing at least 60 days in advance.

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For further details of our collaborations with Sinotrans, including salient terms of the collaboration and truck lease agreements, please see “— Our Commercialization Models and Service Offerings — Robotruck Services — Sinotrans partnership.”
While Sinotrans was our largest customer during the Track Record Period, we believe that our business is not materially reliant on Sinotrans, for the following reasons:
•
Concentration is limited to single business unit.   Revenue from Sinotrans is solely attributable to our robotruck business, which represents just one unit of our broader autonomous mobility portfolio. Importantly, our long-term strategic focus is centered on the commercialization of its robotaxi services, which are expected to become the primary growth driver and revenue contributor in the long-term. The robotruck business, while valuable for technology validation and data generation, serves primarily as a platform to test and showcase our autonomous driving capabilities in a commercial setting. The presence of a single major customer — Sinotrans — within this context does not amount to material reliance under a holistic assessment of our business model and prospects. As we continue to scale its robotaxi operations and diversify its client base across multiple verticals, the relative significance of Sinotrans is expected to diminish further.

•
Scale of revenue does not indicate structural dependency.   While the revenue contributions from Sinotrans during the Track Record Period may appear significant in  percentage terms, they should be interpreted in light of our early-stage commercial development and the relatively low base of total revenue. The elevated percentage in 2024 primarily reflects the early scaling of the robotruck business through Cyantron Group rather than any structural financial dependence on Sinotrans. Moreover, the absolute revenue amount from Sinotrans during the Track Record Period remains relatively modest in the context of our long-term financial trajectory. In absolute terms, such figures do not indicate a level of economic exposure that would constitute material reliance, especially given the anticipated growth in other business lines and the expansion of revenue streams from new customers. Since Sinotrans’ revenue contribution is entirely attributable to robotruck services, its relative importance to our overall revenue is expected to decline materially.

•
No reliance on Sinotrans to support our operations or financial performance.   As a technology-driven company that remains in the early commercialization stage, we have incurred net losses and sustained negative operating cash flows throughout the Track Record Period and is expected to continue to do so in the near to medium term. Our day-to-day operations, research and development activities, and business expansion efforts have been primarily, if not solely, funded through proceeds from multiple rounds of equity financing rather than from customer generated revenue. Against this backdrop, the revenue contributed by Sinotrans — although helpful in validating the commercial potential of our robotruck services — has not been essential to sustaining our business operations or financial conditions. Our ability to continue as a going concern and to execute its strategic roadmap does not depend on the continuation or scale of the collaboration with Sinotrans. As such, neither the cooperation with Sinotrans nor the related revenue stream should be characterized as giving rise to material reliance under any meaningful financial or operational measure.

•
Clear plan to diversify customer base.   During the Track Record Period, we have expanded our customer base significantly, serving 20, 52, 111 and 141 corporate customers in 2022, 2023, 2024 and the six months ended June 30, 2025, respectively. These customers include a broad mix of Chinese and multinational enterprises across the autonomous driving value chain, from vehicle manufacturing to logistics and AV-related software and hardware. Since 2022 and up to the Latest Practicable Date, we have acquired 120 new customers for our robotruck freight transportation service, none of whom are affiliated with Sinotrans.

This growing and diversified customer portfolio illustrates that our commercial operations are not dependent on any single customer or sector. To further broaden its customer base, we recently entered into a strategic collaboration with Tencent in April 2025 and continues to cultivate commercial opportunities across different business lines. Through our collaboration with Tencent, we integrate our robotaxi services into Tencent’s ecosystem, particularly the Weixin “Mobility Services” platform,

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enabling access of our robotaxi services to a broader user base and accelerate the commercialization of robotaxi services. Cyantron Group is also actively engaging other logistics providers. As Cyantron Group operational scale increases, it plans to dedicate more capacity to serving third-party logistics customers beyond Sinotrans, thereby further diluting Sinotrans’ relative contribution to our revenue. In parallel, we are expanding our self-operated fleet, which is independent of Cyantron Group and Sinotrans, underscoring our proactive efforts to build a sustainable and diversified business model.
•
Customer adoption driven by cost efficiency.   As confirmed by Frost & Sullivan, customer adoption of trucking logistics services is primarily driven by the compelling cost-efficiency and operational advantages offered by service providers, rather than any over-reliance on a particular commercial relationship. In the trucking logistics sector — particularly in standardized long-haul freight operations — price remains a critical factor influencing customer decisions. Autonomous driving technologies offer a significant competitive edge by reducing logistics costs. For example, in long-distance transport scenarios, autonomous trucks can optimize energy consumption through algorithmic control, mitigating inefficiencies caused by human driving behavior and thereby lowering fuel and energy expenses. Furthermore, Level 4 autonomous trucks support innovative models such as one-driver-led platooning, where a single human driver leads multiple Level 4 trucks in a convoy, significantly reducing labor costs. As our robotruck services continue to scale and achieve more competitive pricing, customer acquisition is expected to accelerate, thereby further mitigating any perceived reliance on individual customers.

Likelihood of Termination or Material Change of Business Relationship with Sinotrans
Our Directors consider the likelihood of termination or material change in our business relationship with Sinotrans to be low. This assessment is based on the following commercial and technical considerations:
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Collaboration based on complementary strengths:   Our collaboration with Sinotrans was designed to address complementary strengths and strategic needs: Sinotrans offers an extensive network and strong ocean freight capabilities, while we provide advanced autonomous driving technology and operational expertise in intelligent trucking.

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Customer-oriented solutions:   Our collaboration with Sinotrans was designed not merely as a commercial arrangement but as a strategic solution to address a core operational challenge: efficient “hub-to-hub” freight movement. By integrating our autonomous driving technology into Sinotrans’ logistics framework, the partnership delivers enhanced efficiency, reduced reliance on labor, and greater reliability in standardized long-haul transport.

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Equity investment enhances long-term alignment:   Sinotrans’ 49% equity stake in Cyantron Group reflects a strong, vested interest in the joint collaboration’s success. The mutual capital contributions from both parties not only fund Cyantron Group’s daily operations, R&D, and business expansion, but also reinforce a stable, enduring partnership structure.

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Cost-efficiency drives customer adoption in trucking logistics:   According to Frost & Sullivan, the primary driver of customer adoption in the trucking logistics sector is cost-efficiency, not dependence on specific commercial relationships. In standardized long-haul freight operations, price and operational performance remain the most critical factors influencing customer decisions.

Our autonomous driving technology delivers a significant competitive advantage by lowering logistics costs. For instance:
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Algorithmic driving control optimizes energy usage, reducing fuel and electricity consumption compared to human drivers.

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Level 4 autonomous trucks enable operational models such as one-driver-led platooning, allowing a single human driver to guide multiple autonomous trucks, dramatically reducing labor costs.

These structural efficiencies make our autonomous logistics offerings inherently attractive to customers — including Sinotrans — and ensure that the value proposition stands on its own merits, independent of any single partnership.

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Mutually Beneficial Collaborations Beyond Reliance
Our partnership with Sinotrans is rooted in long-term mutual benefit rather than dependence on a single business partner. The collaboration was established to combine the complementary strengths of both parties: Sinotrans contributes its extensive logistics infrastructure and demand for reliable, high-volume freight services, while we provide cutting-edge autonomous driving technology and operational know-how in intelligent trucking.
Through Cyantron Group, we offer scalable and cost-efficient robotruck solutions that improve the performance and economics of Sinotrans’ ground freight operations. In return, we gain access to high-quality operational data, real-world use cases, and feedback loops that are instrumental in advancing our core autonomous driving systems. This live deployment environment not only accelerates technological refinement but also strengthens the commercial credibility of our robotruck offerings.
Importantly, Cyantron Group serves not just as a bilateral channel but as a strategic platform that enables broader market engagement. As the business matures, we are increasingly allocating capacity to serve third-party logistics customers beyond Sinotrans. Since 2022 and up to the Latest Practicable Date, we have acquired 120 new customers for our robotruck freight transportation service, none of whom are affiliated with Sinotrans. This customer diversification underscores the flexibility and scalability of our business model and reduces any potential concentration risk.
Overall, the Sinotrans collaboration exemplifies our approach to building sustainable, strategically aligned partnerships that deliver operational value to our partners while supporting the continued development, validation, and commercialization of our autonomous driving technology. The relationship is dynamic, adaptable, and supportive of our long-term growth trajectory — without binding us to any single commercial dependency.
Expected Continuing Connected Transactions
Apart from the business collaboration, we have been in business cooperation with Sinotrans, whereby Cyantron Logistics, our non-wholly owned subsidiary, has been providing transportation services to Sinotrans to fulfill its freight orders across China. Given that as of the Latest Practicable Date, Sinotrans held 49.0% of the equity interests of Cyantron Group, Sinotrans is therefore a substantial shareholder of Cyantron Group, and therefore a connected person at the subsidiary level of the Company following the [REDACTED].
Through our cooperation with Sinotrans, we have formed a robotruck fleet that provides routine transportation services as part of the transportation services to clients in Sinotrans’ existing logistics network. Having considered the business scale and leading market position of Sinotrans, we consider that the supply of transportation services to Sinotrans is consistent with the business and commercial objectives of the Group, which provides our Group with a stable source of revenue and facilitates the business growth and development of our Group in general.
As such, we propose to set up the following annual caps for the three years ending December 31, 2027 in respect of our transportation services framework agreement with Sinotrans:
Proposed annual caps
From March 16, 2025 to December 31, 2025	US$25 million
For the year ending December 31, 2026	US$39 million
For the year ending December 31, 2027	US$47 million
From January 1, 2028 to March 15, 2028	US$14 million
For details, see “Connected Transactions in the Listing Application.”

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Our Suppliers
Our suppliers include primarily various component and service suppliers, such as semiconductor chip suppliers and sensor suppliers. We collaborate with these suppliers, which co-design with and/or supply to us certain key components used in our sensor suite and hardware, allowing us to focus our endeavors on research and development while improving our ability to mass produce and commercialize our technology. We engage three independent qualified mapping data and surveying services suppliers in China to support our autonomous driving algorithms and functions. Two of these suppliers delivered desensitized map products, while the third undertakes mapping and surveying activities in connection with our autonomous driving technology and provides us with the resulting desensitized deliverables. Our agreements with these three third-party service providers are conducted on arm’s-length terms and generally have durations of one to three years. For two of these providers, we pay a one-time fixed service fee covering the entire contract period. For the remaining provider, service fees are determined based on factors such as the volume of data and the complexity of the deliverables and outputs. For laws and regulations related to conducting mapping and surveying activities in China, see “Risk Factors — Our business is subject to substantial regulations and may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.” Pursuant to the relevant laws and regulations, companies without the requisite license (which is currently subject to foreign investment prohibition and available exclusively to PRC domestic companies) are prohibited from conducting mapping and surveying activities in China. Therefore, we, as a foreign-invested company, have to outsource the mapping and surveying activities in connection with our autonomous driving technology to qualified service providers with the requisite license in China, which is permitted by PRC law. We believe that our operation is not dependent on any particular supplier. During the Track Record Period, we maintained multiple suppliers to avoid overreliance on any of suppliers and we believe there is no significant difficulty to find suitable substitutes for our suppliers. For each category of hardware components — including semiconductor chips, LiDAR, radar, high-resolution cameras, global navigation satellite systems (GNSS), inertial measurement units (IMUs), and high-performance computing systems — we either source these components from domestic suppliers or have established business relationships with alternative suppliers that operate in PRC. For each category of hardware components, we have identified at least two feasible alternative suppliers.
In each of 2022, 2023, 2024 and for the six months ended June 30, 2025, the aggregate purchase amounts from our five largest suppliers in each year/period during the Track Record Period were US$16.2 million, US$21.0 million, US$29.6 million and US$16.7 million, representing 25.0%, 32.8%, 31.6% and 24.5% of our total purchase amount, respectively. The purchase amounts from our largest supplier in each year/period during the Track Record Period were US$5.1 million, US$6.0 million, US$8.7  million and US$5.9 million, representing 7.9%, 9.4%, 9.3% and 8.6% of our total purchase amount, respectively.
Rank	Suppliers	Type of Products/ Services Provided	Background	Year of commencement of business relationship	Purchase Amount	% of Our Total Purchase
					(US$ in millions)%
For the year ended December 31, 2022
1	Supplier A	R&D equipment including processors and DRAM	A supply chain management company, headquartered in Guangdong, PRC and incorporated in 2003	2019	5.1	7.9
2	Supplier B	Vehicle drive-by-wire and other vehicle modification services	A leading OEMs and vehicle software developer, headquartered in Jiangsu, PRC and incorporated in 2010	2019	3.4	5.3

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Rank	Suppliers	Type of Products/ Services Provided	Background	Year of commencement of business relationship	Purchase Amount	% of Our Total Purchase
					(US$ in millions)%
3	Supplier C	Chip and related development services	A technology company, headquartered in California, USA, incorporated in 1993 and listed on the Nasdaq	2019	2.8	4.3
4	Supplier D	Electronic component and electronic products manufacturing services	A provider of electronic components manufacturing and assembly, headquartered in Fujian, PRC and incorporated in 2001	2020	2.7	4.1
5	Supplier E	Servers, including GPU servers, CPU servers, and data servers	An information system integration service provider, headquartered in Guangdong, PRC and incorporated in 2012	2018	2.2	3.4
For the year ended December 31, 2023
1	Supplier F	LiDAR	A software and IT development company, headquartered in Orlando, USA, incorporated in 2012 and listed on the Nasdaq	2021	6.0	9.4
2	Supplier G	Technical development services, including chassis module equipment development and adaptation, steering module equipment development and adaptation, and R&D services for cockpit and power supply modules.	An autonomous driving service provider, headquartered in Shanghai, PRC and incorporated in 2019	2022	4.8	7.5
3	Supplier A	R&D equipment including processors and DRAM	A supply chain management company, headquartered in Guangdong, PRC and incorporated in 2003	2019	4.5	7.0
4	Supplier H	Maps and ADAS map licensing services	A navigation map, navigation software provider, headquartered in Beijing, PRC and incorporated in 2002 and listed on the Shenzhen Stock Exchange	2021	4.0	6.2
5	Supplier C	Chip and related development services	A technology company, headquartered in California, USA, incorporated in 1993 and listed on the Nasdaq	2019	1.7	2.7
For the year ended December 31, 2024
1	Supplier A	R&D equipment including processors and DRAM	A supply chain management company, headquartered in Guangdong, PRC and incorporated in 2003	2019	8.7	9.3

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Rank	Suppliers	Type of Products/ Services Provided	Background	Year of commencement of business relationship	Purchase Amount	% of Our Total Purchase
					(US$ in millions)%
2	Supplier F	LiDARs and related R&D services	A software and IT development company, headquartered in Orlando, USA, incorporated in 2012 and listed on the Nasdaq	2021	6.0	6.4
3	Supplier I	Servers, including GPU servers, CPU servers, and data servers	A provider of IT services, headquartered in Beijing, PRC, incorporated in 2001 and listed on the Shenzhen Stock Exchange	2020	5.8	6.2
4	Supplier J	Domain controller hardware and basic software development services	A leading automotive technology company, headquartered in Jiangsu, PRC and incorporated in 2021	2024	4.9	5.2
5	Supplier K	Freight transportation services	A technology company focused on digitalization and intelligent transformation, headquartered in Guangdong, PRC and incorporated in 2020	2024	4.2	4.5
For the six months ended June 30, 2025
1	Supplier L	Vehicle development and modification services	A leading company specializing in the research, development, production, and sales of new energy vehicles, headquartered in Beijing, incorporated in 2009 and its affiliated company is listed on Shanghai Stock Exchange	2024	5.9	8.6%
2	Supplier M	Server equipment	An IT solution and supply chain service provider, headquartered in Beijing, PRC and incorporated in 2000 and listed on the Shenzhen Stock Exchange	2024	3.3	4.8%
3	Supplier H	R&D equipment and technical services	A navigation map, navigation software provider, headquartered in Beijing, PRC and incorporated in 2002 and listed on the Shenzhen Stock Exchange	2021	2.8	4.1%
4	Supplier A	R&D equipment including processors and DRAM	A supply chain management company, headquartered in Guangdong, PRC and incorporated in 2003	2019	2.4	3.6%
5	Supplier K	Freight transportation services	A technology company focused on digitalization and intelligent transformation, headquartered in Guangdong, PRC and incorporated in 2020	2024	2.3	3.4%

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Save for Supplier B which is our substantial Shareholder, as of the Latest Practicable Date, none of our Directors, their close associates or any of our Shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest suppliers in each year/period during the Track Record Period.
Salient Terms of Agreements with Suppliers
We typically enter into framework agreements with major suppliers, the salient terms of which are set forth below:
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Duration:   Generally one year subject to renewal by mutual agreement, or upon the delivery of products or completion of services;

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Product Agreement:   We enter into separate product agreements with suppliers, which specify details such as the product name, technical requirements, delivery schedule, pricing and fees, and warranty period;

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Payment Terms:   We make payments to suppliers pursuant to the amount and schedule stipulated in product agreements after the recipient of invoices;

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Product Warranty:   Within the warranty period stipulated in the product agreement, if any quality issues arise with the supplier’s product, the supplier must repair or replace it free of charge within 10 business days upon our request; and

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Termination:   Our framework agreements with suppliers can be terminated or rescinded if (i) there is a mutual consensus to terminate the agreement, (ii) there is a material breach of the agreement and such party fails to remedy the situation without justification, or (iii) if a party goes bankrupt, ceases operations, or has its business license revoked, or upon other similar material adverse events.

We have formulated a “Procurement Operation Guidelines” to standardize matters related to quality control of procured goods including vehicles, LiDARs, cameras and etc.. In accordance with contractual agreements and order specifications, all procured goods must undergo acceptance inspection. The procurement department coordinates with the requesting department (or warehouse manager) to conduct the inspection. If the goods are found to be non-compliant after inspection, the procurement department will promptly communicate with the supplier to arrange for returns or exchanges. After the returned or replaced goods are received, a new round of acceptance inspection will be organized before warehouse entry.
Quality Management
We have a dedicated quality management team, with quality personnel assigned to each key department including project management, R&D, supply chain, assembly line and operations. Our team manages final product quality according to the widely recognized quality management practices of the automotive industry.
For our supplier management, APQP (Advanced Product Quality Planning) and PPAP (Production Part Approval Process) are fundamental to our approach. APQP is embedded in our process to guide the development of new products and processes, ensuring that customer requirements are met and defects are prevented throughout the entire product lifecycle. This structured planning method is central to how we drive product quality and customer satisfaction from the beginning of each project.
PPAP is another key element in our quality management system. We require our suppliers to follow the PPAP process to demonstrate that production parts can consistently meet all customer specifications. Through comprehensive documentation, measurement, verification, and validation, especially during the prototype and initial production stages, we ensure robust quality controls are in place. By integrating APQP and PPAP into our daily operations, we systematically manage the quality of the final products delivered to our customers.

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We also implemented a comprehensive testing program throughout the development process. Our dedicated team conducts rigorous functional and safety tests to evaluate system performance under a wide range of conditions. We systematically verify that each component could meet the technical requirements. This testing process allows us to identify and resolve potential issues early, ensuring that our autonomous driving system delivers consistent and reliable performance.
Overlapping of Customers and Suppliers
During the Track Record Period, we had two major overlapping customers and suppliers, namely Customer C (Supplier H) and Customer H (Supplier J). The total revenue we generated from the overlapping customers and suppliers amounted to nil, US$3.9 million, US$7.0 million and nil in 2022, 2023, 2024 and for the six  months ended June 30, 2025, respectively, and the purchases from the overlapping customers and suppliers amounted to nil, US$4.0  million, US$4.9 million and nil in the corresponding  years/period, respectively.
Relationship with Customer H (Supplier J)
Our domain controllers are primarily developed based on the NVIDIA chipset platform; whereas Customer H ( Supplier J) focuses on the development and customization of domain controllers based on the Qualcomm chipset platform. During the Track Record Period, to diversify our product offerings and enhance performance, we procured from Customer H (Supplier J) customized domain controllers and the associated license to use the Qualcomm chipset platform for our own domain controller development. Meanwhile, we licensed to Customer H (Supplier J) our self-developed domain controller software based on the NVIDIA chipset platform and provided relevant technical services. The procurement and sales transactions are of different nature and were conducted independently based on our business and development needs.
Relationship with Customer C (Supplier H)
Customer C (Supplier H), being one of the leading digital map content providers in China, is primarily engaged in the provision of high-precision and standard map products and related services. In conducting robotaxi testing and operation, we require certain map products as part of our autonomous driving system. Therefore, during the Track Record Period, we procured desensitized map products from Customer C (Supplier H) to support our robotaxi testing and operation.
Meanwhile, Customer C (Supplier H) intends to develop ADAS related businesses and, to that end, requires customized software and corresponding operational services. Leveraging our technological capabilities, we developed and delivered customized software solutions, performed hardware integration, and provided related operational services to Customer C (Supplier H) during the Track Record Period. The procurement and sales transactions are of different nature and were conducted independently based on the respective business needs and development objectives of both parties.
Our Directors have confirmed that none of our sales to and purchases from our overlapping customers and suppliers during the Track Record Period was inter-conditional, inter-related or otherwise considered as one transaction. We negotiate the transactions with our overlapping customer and supplier on an arm’s-length basis with reasonable and fair pricing terms. Save for Customer C (Supplier H) and Customer H (Supplier J), during the Track Record Period, we did not have any other major overlapping customers and suppliers. In addition, during the Track Record Period, we provided transporting services to and leased vehicles, containers, and office space from Sinotrans. For detailed discussion, see “— Ecosystem of Partners — Our Relationship with Sinotrans.”
IMPACT OF THE TARIFFS
Since February 2025, the U.S. administration has cumulatively imposed additional 145% tariffs on Chinese imports. On April 11, 2025, China responded by increasing tariffs on U.S. goods to 125%. On May 12,

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2025, China and the U.S. announced that an agreement has been reached, under which the U.S. would reduce the tariff on Chinese imports to 30% from its current 145%, while Chinese duties on U.S. imports will fall to 10% from 125% for the next 90 days.
Our suppliers include primarily various component suppliers, such as semiconductor chip suppliers and sensor suppliers. During the Track Record Period, we imported certain raw materials, primarily NVIDIA Orin-X chips, from overseas suppliers. To the best of our knowledge, the wafer fabrication facilities of the NVIDIA Orin-X chips procured by us are located in the Taiwan Region or Korea. According to the Regulations on the Criteria for Substantial Transformation Under Non-Preferential Rules of Origin (Customs Order No. 122) (關於非優惠原產地規則中實質性改變標準的規定(海關總署122號令)) promulgated by the General Administration of Customs of the PRC on October 28, 2024, and effective as of December 1, 2024, and the Emergency Circular on the Rules for Determining the “Place of Origin” of Semiconductor Products (關於半導體產品”原產地”認定規則的緊急通知) issued by the China Semiconductor Industry Association on April  11, 2025, the origin of “integrated circuits” shall be determined based on the four-digit tariff code change principle, with the wafer tape-out location recognized as the country of origin. According to the Rules on Customs Tariffs, Taiwan Region and Korea are among the regions eligible for the most-favored-nation tariff treatment. Consequently, our procurement of NVIDIA Orin-X chips is subject to a 0% tariff rate.
During the Track Record Period, the cost of chips with wafer tape-out location in the U.S. accounted for less than 3% of direct operating and material costs in each respective year/period. On the other hand, our revenue in the U.S. made up less than 1% of our total revenue in 2023, 2024 and the six months ended June 30, 2025. As a result, the impact of tariffs on our overall cost structure or revenue is not material.
Given our limited export and import activities during the Track Record Period and up to the Latest Practicable Date, our Directors believe that the recent tariffs have had no material or immediate direct or indirect impact on our supply chain, production, operations, financial performance and expansion plans during the Track Record Period and up to the Latest Practicable Date. Furthermore, as we currently do not target nor plan to shift our strategic focus to the U.S. market, our Directors are of the view that the recent tariffs will not have any material adverse impact, directly or indirectly, on our operations, financial performance, or expansion plans in the near to mid term.
Our Legal Advisor for export control, sanctions and import compliance has confirmed that the ECCNs of the items we produce or export from the United States that may be subject to the EAR and confirmed that our sales, use and third-party transfer of items subject to the EAR are in compliance with the EAR and other applicable U.S. law based upon the data we provided. Specifically, the items we export from the U.S. or transfer to third parties are all classified as either EAR99 or in an ECCN subject only to anti-terrorism controls, and we do not transfer any anti-terrorism controlled items subject to the EAR to any third parties.
Accordingly, our Legal Advisor for export control, sanctions and import compliance is of the view that based on the data we provided, no U.S. export control license from the BIS is required for items subject to the EAR that we transfer to third parties or purchase from the United States. On October 10, 2025, the United States announced that it intends to impose a new export licensing requirement on the export to China of “critical software”. It is not clear what will be defined as “critical software”, but the Company believes that the type of ordinary commercial and consumer software that it sources from the United States for its office operations is unlikely to be considered critical software subject to a new licensing requirement. In addition, (i) we manufacture our products in the PRC without any presence in the U.S.; (ii) we do not incorporate or bundle any U.S.-origin items subject to the FDP IFR into our end products; and (iii) we do not sell or transfer hardware, software or technology (technical data) to end-users or destinations that are prohibited under the FDP IFR or other provisions of the EAR or U.S. economic sanctions regulations. Based on these factors, our Legal Advisor for export control, sanctions and import compliance concludes that the export control risk associated with our business is low due to the civil automotive nature or our business, our use of chips and AI at speeds that are below the levels on which the United States has placed its recent strict controls, and the nature of the customers to whom we provide our robotaxi service and assisted driving vehicles. Our Directors

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are also of the view that the restrictions imposed by the EAR, including the BIS IFRs, have not had any material adverse impact on our operations or financial performance as of the Latest Practicable Date.
We have not obtained from NVIDIA any integrated circuits which are subject to EAR restriction for import into China for civilian end uses. The only NVIDIA chips we use is NVIDIA “DRIVE Orin” chip, the U.S. Export Control Classification Number (“ECCN”) of which is 3A991.p. Our Legal Advisor for export control, sanctions and import compliance has confirmed that this is an ECCN that is freely exportable from the United States to China for civilian use without any U.S. export license.
We do not export this NVIDIA DRIVE Orin chip to China from the United States, given such chips are widely available in China in the commercial market as no U.S. export license is required when it is for civilian use (i.e., not purchased for military end use or by a military end user), and our business is purely civilian. Furthermore, NVIDIA has publicly reported on its periodic filing with the U.S. Securities and Exchange Commission that NVIDIA DRIVE Orin is used in automotive manufacturing in China, which shows that the U.S. government is well aware that the DRIVE Orin chip is being used in the Chinese automotive sector.
Accordingly, the restrictions on certain other, higher performance NVIDIA chips that we do not use and the fact that the inclusion of NVIDIA as a company subject to EAR restriction do not have any impact on our business operations and financial performance.
In addition, we have established a sanctions compliance program, which includes procedures such as client blacklist screening. We also review export classifications with our Legal Advisor for export control, sanctions and import compliance as regulatory classifications or our relevant supply chain changes. We are also continuously enhancing our efforts to further prevent the possibility of unauthorized transactions related to export control. Our Directors are of the view that the restrictions imposed under the EAR, including the IFRs, will not have any material adverse impact — whether direct or indirect — on our operations, financial performance, or expansion plans in the near to mid-term. This assessment takes into consideration, among other factors, our supply sources, the geographic distribution of our customer base, and the grade of chips we use.
That said, we acknowledge that tariffs have historically contributed to increased trade and political tensions, particularly between the U.S. and China, as well as with other trading partners. Such tensions may negatively affect trade volume, cross-border investment, technological exchange, and other international economic activities. In turn, this could have a material adverse impact on global economic conditions and the stability of financial and capital markets. Heightened geopolitical uncertainty and the risk of further escalation may also discourage investment in securities issued by China-based companies, including ours, and weigh on the broader macroeconomic environment. See “Risk Factors — Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.”
IMPACT OF THE COVID-19 PANDEMIC AND THE GLOBAL SHORTAGE OF SEMICONDUCTOR CHIPS
On January 30, 2020, the International Health Regulations  Emergency Committee of the World Health Organization (WHO) declared the outbreak of the novel coronavirus disease 2019 (“COVID-19”) a public health emergency of international concern, followed by the WHO’s declaration of the outbreak as a global pandemic on March 11, 2020. The COVID-19 virus continued to spread rapidly across the globe throughout 2022. Additionally, from late 2021 to the second half of 2022, the global economy faced a significant supply shortage, resulting in a semiconductor chip crunch that disrupted numerous industries. This shortage was primarily driven by a combination of factors, including surging demand for consumer electronics during the COVID-19 pandemic, supply chain disruptions, and limited manufacturing capacity at semiconductor foundries. During the Track Record Period, our costs of procuring chips and semiconductors were US$2.2 million, US$5.3 million, US$9.1 million and US$9.8 million in 2022, 2023, 2024 and six months ended June 30, 2025, respectively. The average purchase price of chips was approximately US$450 per unit.

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Beginning in 2023, global capacity for automotive-grade chip production has steadily recovered, driven by newly added manufacturing facilities that have contributed to shorter average lead times, higher inventory levels, and overall improvements in supply-side resilience. On the supply-demand alignment front, leading automotive-grade chipmakers such as NVIDIA and Qualcomm have formed stable partnerships with downstream players, including autonomous driving and new energy vehicle companies, fostering both technological advancement and a more balanced supply-demand dynamic.
To mitigate potential disruptions, we proactively procured and maintained a healthy level of inventory of semiconductor chips in 2021. Neither the COVID-19 pandemic nor the global shortage of semiconductor chips had any material adverse impact on our operations and financial performance during the Track Record Period and up to the Latest Practicable Date. This was primarily due to the following factors: (i) we experienced no difficulties in securing sufficient and timely chip supplies as we have built and maintained good relationships with our chip suppliers, (ii) our demand for chips during the shortage was relatively modest given our limited commercialization scale at present, and (iii) we proactively monitored the supply chain and adjusted our inventory levels accordingly to mitigate potential risks.
Based on their current knowledge and assessment, our Directors do not anticipate any further adverse impact from the semiconductor chip shortage. As of the Latest Practicable Date, Frost & Sullivan confirmed that the global semiconductor chip supply had returned to normal levels. We primarily collaborate with automotive-grade chip suppliers and Frost & Sullivan considers the risk of a global shortage of automotive-grade chips in the short term (within the next 1 to 3  years) to be relatively low.
PATH TO PROFITABILITY
We were loss-making during the Track Record Period. In 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, we incurred net loss for the period of US$148.3 million, US$125.3  million, US$275.0 million, US$51.8 million and US$90.6  million, and adjusted net loss (non-GAAP measure) of US$133.6  million, US$118.5 million, US$153.6 million, US$55.9  million and US$74.4 million, respectively. Specifically, our historical net loss was primarily due to:
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Early stage of commercialization.   Autonomous driving technology represents an emerging innovation in mobility sector and is rapidly unfolding and constantly evolving. At the early stage of its development, large-scale commercialization of Level 4 autonomous driving solutions has not yet been achieved, and therefore the full monetization potential for our robotaxi and robotruck services remains unrealized. While we are at the forefront of the industry, actively collaborating with various stakeholders to drive commercialization, our operations remain subject to inherent limitations within this evolving industry, which have constrained our ability to achieve scalable revenue growth. For example, the autonomous driving industry is heavily regulated. Although we have obtained more regulatory permits in Tier-1 cities in China compared to our peers, the scale of our robotaxi operation at early stage is still constrained by regulations which, for instance, limit the geographic areas within a city where we can provide fully driverless Level 4 robotaxi services. Additionally, the full economic potential and benefits of our robotruck services have yet to be fully realized under the current regulatory framework, which, among other requirements, mandates the presence of safety drivers. It is generally recognized in the autonomous driving industry that early-stage companies are typically incurring losses prior to achieving mass production and commercialization, due to substantial upfront operating investments.

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Significant upfront investment.   We believe our path to commercial success is underpinned by our robust technological capabilities. We have historically dedicated significant resources towards technology development, talent recruitment, and customer acquisition. In 2022, 2023 and 2024 and six months ended June  30, 2024 and 2025, we recorded research and development expenses of US$153.6 million, US$122.7 million, US$240.2 million, US$58.7 million and US$96.5 million, representing 224.6%, 170.7%, 320.1%, 237.6% and 272.4% of our total revenues, respectively. Among our research and development expenses, 70.8%, 61.6%, 76.9%, 68.6% and 68.0% were employee

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compensation for our research and development staff. Specifically, we have invested heavily in recruiting and retaining talent, especially engineers and scientists with expertise and experience in machine learning, software algorithms, and vehicle engineering, to develop and constantly refine our Level 4 autonomous driving solutions. We also committed to investing in product and technology development as we continued to refine our proprietary Level 4 autonomous driving solution via our world model methodology as well as simulated and real-world road testing. Among our research and development expenses, US$25.0  million, US$28.3 million, US$41.9 million, US$11.5  million and US$24.8 million were development and testing expenses in 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, respectively. Additionally, we invested heavily in our sales force who play a critical role in enhancing brand awareness and promoting our innovative Level 4 autonomous driving solution and services. In 2022, 2023 and 2024 and six months ended June  30, 2024 and 2025, we recorded selling, general and administrative expenses of US$49.2 million, US$37.4 million, US$56.7  million, US$15.6 million and US$26.6 million, representing 71.9%, 52.0%, 75.6%, 63.0% and 75.0% of our total revenues, respectively. Among our selling, general and administrative expenses, 61.6%, 55.6%, 80.7%, 69.8% and 69.7% were compensation for our selling, general and administrative employees.
To achieve our sustained profitable growth in the long term, we aim to continuously expand our business scale driving revenue growth, while improving operational efficiency and enhancing operating leverage.
Expanding Our Business Scale and Drive Revenue Growth
In 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, our revenues were US$68.4 million, US$71.9 million, US$75.0 million, US$24.7 million and US$35.4 million, respectively. We expect that our revenues will grow further due to the following factors:
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Promising industry growth prospect.   Driven by technological advancement and improved cost efficiency, robotaxi services are expected to achieve commercialization at scale, and gain a considerable market share in the global passenger mobility market in the future. In China, local governments have published favorable policies to support the R&D for autonomous driving technologies and gradually endorsed the large-scale deployment of robotaxi. See “Industry Overview — China Favorable Policies on Autonomous Driving” for details. China is expected to become the largest market for robotaxi services, with an estimated market size by GTV of US$0.07 billion in 2025 and US$39.4 billion in 2030, respectively, according to Frost & Sullivan. The robotaxi market remains in the early stages of rapid growth, with a projected CAGR of 253.6% from 2025 to 2030, indicating no potential excess capacity.

Similarly, driven by increasing needs for safety and efficiency, robotruck long-haul trucking services in China are expected to achieve significant growth, with an estimated market size by GTV of US$0.16 billion in 2025 and US$13.4 billion in 2030, and a projected CAGR of 142.4% from 2025 to 2030, according to Frost & Sullivan. The licensing and application services market in China, which underpins regulatory pathways for autonomous driving deployment in China, is also projected to grow at a CAGR of 18.5% over the same period. These three markets — robotaxi, robotruck, and licensing  & application — are all experiencing strong upward trajectories, and we do not expect potential excess capacity in the broader passenger vehicle market to have a negative impact on our addressable markets.
Moreover, our key business focus remains within China, and recent progress in U.S.-China trade discussions reduces the likelihood of any significant negative impact from potential protectionist measures abroad.
For details, see “Industry Overview.” We believe that we are well-positioned to capture a significant market share in both robotaxi and robotruck sectors, leveraging our early-mover advantage and industry position for substantial revenue growth. In particular, we have established strong presences in Tier-1 cities in China where a substantial demand for ride-hailing services prevails. We hold the largest

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number of robotaxi permits (i.e. 23 permits as of December 31, 2024) in Tier-1 cities among our peers and remain the only Level 4 autonomous driving technology company that has obtained all available regulatory permits available for providing fully driverless Level 4 public-facing fare-charging robotaxi services within these Tier-1 cities, according to Frost & Sullivan. Building on our established presence in Tier-1 cities, we have an early mover advantage that positions us to further penetrate and expand our market share effectively.
In addition, we also developed strategic partnerships with established OEMs, TNCs and third-party fleet companies who had extensive experiences in transportation sector and such partnerships will help us commercialize our robotaxi and robotruck services in scale. Finally, our technological readiness, built upon our proprietary autonomous driving technology, enables us to deliver safe and cost-effective autonomous mobility under challenging yet commercially valuable scenarios, allowing us to effectively penetrate the markets as we transit towards large-scale commercialization.
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Regulatory tailwind with First-Mover Advantage.   In addition to our leading positioning in obtaining robotaxi permits, we have been among the pioneers in securing regulatory approvals for the testing and commercialization of robotruck technologies. In December 2024, we became the first company in China to obtain approval to test “driver-out” technology in a follow truck within a “1+N” platoon configuration, while our major competitors had not obtained such approval as of December 31, 2024. This approval allows us to operate a convoy of robotrucks on the cross-provincial expressway connecting Beijing, Tianjin, and Hebei, where the lead vehicle retains a safety driver while the following vehicle operates without one. This represents a significant regulatory breakthrough and an important milestone in advancing the commercial readiness of our robotruck services. It also highlights the transformative potential of our technology to reshape the cost structure of long-haul freight logistics.

China’s regulatory environment for autonomous driving — particularly in the robotaxi and robotruck sectors — is characterized by complex, evolving, and highly stringent requirements. These regulations serve as substantial entry barriers, creating a regulatory dynamics that protects early movers with demonstrated compliance capabilities. Our ability to navigate and meet these regulatory standards at an early stage has not only validated our technological maturity but also positioned us ahead of potential new entrants. As such, our early and ongoing regulatory approvals form a key pillar of our competitive advantage and reinforce our established presence in the industry.
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Scaling up robotaxi and robotruck services.

Robotaxi.   The introduction of the 7th generation robotaxi in April 2025 represents a critical point in our journey toward large-scale deployment and commercialization of robotaxi, underpinned by two factors: a significant reduction in bill-of-materials (BOM) costs and the enhanced adaptability of our autonomous driving system across multiple vehicle models. Through collaborations with OEMs — including Toyota, BAIC, and GAC — we have co-developed three vehicle models (Toyota bZ-4X, Alpha-T5 and AION V) featuring an automotive-grade autonomous driving kit (ADK) with an extended product lifecycle, delivering enhanced stability and safety for passengers. An ADK is a hardware-and-software bundle that adds autonomous driving capabilities to a vehicle. An ADK consists of a comprehensive sensor suite, including 9 LiDAR units, 14 cameras, 4 millimeter-wave radars, 4 microphones, a set of collision sensors, and 2 water ingress sensors, as well as domain controllers. Via continuous design optimizations, bill-of-materials (“BOM”) costs (primarily equal to the costs of ADKs) of our 7th generation solution were reduced by 70%, including an 80% decrease in autonomous driving computation (ADC) expenses and a 68% reduction in solid-state LiDAR costs compared to the previous generation. These cost-reduction milestones have enabled us to pursue mass production, laying a strong foundation for rapid fleet expansion.
We operated a fleet of 262, 252 and 270 self-owned robotaxis as of December 31, 2022, 2023 and 2024, respectively. Our total number of robotaxi orders received for each year was over 146,000, 138,000 and 329,000, respectively. As we plan to continue to expand our robotaxi fleet, the impact on revenue

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growth is expected to be multifaceted. First, a larger fleet increases our aggregate service capacity, allowing us to serve a greater number of passengers and expand coverage to additional districts and geographies. According to Frost & Sullivan, the number of robotaxis in Tier-1 cities is expected to reach 0.34 million in 2030; subsequently, as the application of robotaxi expands to Tier-2 cities, the number of robotaxis in Tier-2 cities is expected to reach 0.68 million in 2030. Underpinned by the strong growth potential of robotaxi fleet, it is projected that by 2035, robotaxis will consist a substantial portion of the overall fleet of shared passenger vehicles operating in China, according to Frost & Sullivan. Leveraging our early-mover advantage and industry position, we intend to capture this significant market with our expanded robotaxi fleet size. Second, enhanced operational efficiency, driven by continuous improvements in route planning, fleet dispatching, and real-time demand forecasting, will further elevate the utilization rate of each robotaxi — meaning that each robotaxi is able to complete more trips per day. Higher utilization not only maximizes revenue per vehicle but also improves cost efficiency by spreading fixed costs over a larger number of rides. Over time, as our operational footprint broadens and brand recognition grows, the average daily orders received per robotaxi are expected to rise steadily, reinforcing our growth and profitability.
As our robotaxi service achieves greater scale, revenues generated from fare-charging are projected to become a more significant contributor to our revenue. The increased volume of rides — combined with the cost-efficiency gains realized through technological innovation and economies of scale — will drive robust revenue growth and margin expansion. In the long term, with the anticipated acceleration in market adoption of robotaxi and favorable regulatory developments, the robotaxi service has the potential to emerge as our primary revenue driver.
Robotruck.   We are also strategically accelerating the expansion of our robotruck services. During the Track Record Period, we operated a fleet of 146, 171, 191 and 169 robotrucks, comprising both self-owned and leased from Sinotrans, as of December 31, 2022, 2023 and 2024 and June 30, 2025, respectively. Building on the operational successes and data-driven insights generated from both the fleet managed by Cyantron Group and our self-operated fleet, we are able to continuously refine and enhance the capabilities of our autonomous driving system, ensuring greater safety, efficiency, and reliability in diverse logistics scenarios. Our Virtual Driver is expected to become increasingly compatible with a broader array of truck models, paving the way for establishing collaborations with additional OEM partners. The diversification and increase in truck models will establish a strong foundation for mass production and large-scale commercial deployment of robotrucks with our Virtual Driver.
The ongoing operation of Cyantron Group has demonstrated the tangible benefits and commercial viability of robotrucks in real-world logistics applications, serving as a model for further industry adoption. During the Track Record Period, the number of our corporate customers for our robotruck services were 5, 22, 57 and 114 in 2022, 2023, 2024 and six months ended June 30, 2025, respectively. Leveraging Cyantron Group’s success and Sinotran’s extensive logistics network, we intend to expand the fleet size of robotrucks, its logistics capacities and serve a wider customer base of logistics companies. We plan to expand our fleet operations to the major transportation routes in the Southwest regions, including in cities such as Chengdu, and Chongqing. With increased number of customers, increased service volumes, increased number of service routes, and optimized asset utilization, we anticipate to continue unlocking the revenue-generating potential of our robotruck services.
Our expansion of robotruck operations is well supported by prevailing industry momentum. Robotruck services have the potential to addresses key pain points in the logistics sector, particularly the persistent shortage of qualified drivers and escalating labor costs, according to Frost & Sullivan. With the number of robotrucks in China projected to reach approximately 117 thousand by 2030, we — already a frontrunner in securing robotruck permits and operational experience — stands well-positioned to capture an increased share of this emerging market.

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As local governments continue to adopt supportive regulatory frameworks and promote robotruck services, we anticipate our robotruck services could expand to additional routes and regions, potentially benefiting from higher service fees with demanding logistics orders. This scaling of operations, combined with increased vehicle utilization rates and the ability to command premium pricing, is expected to contribute to our revenue growth over time.
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Broaden customer base.   We possess a unique combination of scale, technological depth, and regulatory readiness that sets us apart from our peers in China’s autonomous driving industry. In the robotaxi services market, we rank second by fleet size in the Level 4 market nationwide and operate the largest fleet of fully driverless Level 4 robotaxis, covering all four Tier-1 cities with the largest number of regulatory permits (i.e. 23 permits as of December 31, 2024) and broad deployment of fully driverless Level 4 fare-charging services. We also have over 62,000, 110,000, 270,000 and 512,000 cumulative registered users as of December 31, 2022, 2023, 2024 and the Latest Practicable Date, respectively. In the robotruck services market, in terms of fleet size in China market, we rank first in the Level 4 segment with a 36.2% market share and second in the combined Level 2+ and Level 4 segment with 17.2% market share, highlighting our early-mover advantage in long-haul autonomous freight. Additionally, our strong in-house development capabilities in high-computing autonomous driving hardware have positioned us as a leading provider of domain controllers for advanced autonomous driving systems in China, where we have sold more than 19,000 domain controllers during the Track Record Period and up to the Latest Practicable Date. These leadership positions are reinforced by the rapid growth of our core markets — robotaxi, robotruck, and licensing and application market — which are expected to grow at CAGRs of 253.6%, 142.4%, and 18.5%, respectively, from 2025 to 2030. Together, these capabilities not only differentiate us from other domestic players but also position us strongly to capture market share as commercialization accelerates.

Since becoming the first autonomous driving technology company to launch robotaxi services in China in late 2018, several  months ahead of our peers, we have observed these services gradually integrating into the daily commute and lifestyles of passengers. In 2022, 2023 and 2024, the total number of robotaxi orders received was over 146,000, 138,000 and 329,000, respectively. Our average daily orders received per robotaxi exceeded 15 from January 1, 2025 to the Latest Practicable Date, underscoring the user demands for the commercial application of our robotaxi services. As we scale our robotaxi fleet and expand operations into additional districts and geographies, we anticipate serving an increasingly larger passenger base. In March 2025, we received the license to provide fully driverless Level 4 commercial robotaxi services in Shenzhen’s Nanshan District. Navigating Nanshan’s dense urban environment under all weather conditions — with complex road networks and heavy traffic — will further validate the reliability and adaptability of our robotaxi services.
Our customer base has expanded significantly over the Track Record Period, with 20, 52, 111 and 141 corporate customers served in 2022, 2023, 2024 and six months ended June 30, 2025, respectively. We aim to strengthen our collaborations with reputable TNC partners such as Alipay, Amap and OnTime Mobility and further expand our TNC network in China, leveraging their established user networks to enhance brand awareness and improve service accessibility. In April 2025, we announced a strategic partnership with Tencent (HKEX: 00700). By integrating our robotaxi services into Tencent’s Weixin “Mobility Services” platform and its digital mapping tool, Tencent Maps, this partnership will further expand our user reach by leveraging Tencent’s extensive user network. In parallel, we have formed strategic partnership with Sinotrans to operate robotrucks in Sinotran’s existing logistics network and provide routine freight transportation services. We expect the potential of our robotruck services to unfold further as regulations evolve, unlocking additional benefits and attracting a growing customer base. Furthermore, we plan to leverage our extensive industry experience and expertise to collaborate with an increasing number of OEMs and other key stakeholders, offering our unique value propositions to enhance their operations. This approach will enable us to broaden our revenue streams and strengthen our position within the industry.

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Deepen collaboration with existing partners.   Historically, our strategic partnerships with OEMs, TNCs and logistic platforms have allowed us to focus our endeavors on technology development while improving our ability to scale and monetize our technology globally in the long run. To achieve large-scale commercial deployment of our autonomous driving technology, we plan to deepen our relationships with existing partners and explore different modes of collaborations with our existing partners. For instance, our collaboration with Toyota originated with R&D and early-stage road testing through demonstration and now to the mass production of our 7th generation robotaxi. We will continue to deepen our collaboration with Toyota in developing next-generation Level  4 autonomous vehicles and achieving large-scale commercialization of robotaxi. Through our collaboration with Sinotrans, we have gained access to Sinotrans’s extensive logistics network and its strategic partners, positioning Cyantron Group to reach a broader and more diverse customer base in the future. We intend to continue to collaborate with trusted OEMs on the one hand, to rapidly scale our Level 4 autonomous vehicle fleets, and with TNCs and logistics platforms on the other hand to accelerate the commercial deployment of our robotaxi and robotruck services.

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Explore new monetization opportunities.   We have formulated actionable go-to-market strategies to capitalize on the enormous opportunities of the robotaxi and robotruck services markets. For our robotaxi services, we expect to expand the fleet size rapidly by developing a growing network of third-party fleet companies using an “asset light” model. Our JV with Toyota and GTMC further exemplifies the success of our asset light model, wherein the JV retains the underlying assets of fleet operation. Our asset light model could significantly reduce our capital expenditure, enabling us to allocate resources to strengthen our competitive edges. In particular, while we currently operate our Level 4 autonomous vehicle fleets by ourselves, we may seek to collaborate with third-party “fleet companies” funded by third-party fleet owners, which, under such proposed business model, will bear substantially all of capital expenditure related to fleet acquisition and other fleet operating costs and expenses. For our robotruck services, we have achieved initial commercialization through our strategic partnerships with established truck OEMs and logistics platforms. Together with our OEM partners, we co-develop Level 4 robotrucks to replace the existing truck fleets of logistics platforms, and build intelligent hub-to-hub truck freight operations in China. As of the Latest Practicable Date, our robotruck fleet has amassed over 1,065 million freight ton-kilometers. We plan to expand the size of our robotruck fleet to provide routine transportation services via our collaborations with established truck OEMs. Furthermore, we believe that we could benefit from the tailwind of China’s e-commerce and logistics sectors, and plan to expand our robotruck operation to regions where substantial needs for cost-effective freight transportation emerged.

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Expand global footprints.   We are strategically pursuing expansion opportunities in other growing markets overseas. Currently, substantially all of our revenues are derived in China. As we progressively broaden our overseas presence, we engage in collaborative ventures with a diverse array of business partners in selected global markets. Collaborative partnerships have been forged with local governments, industry leaders, and technology innovators across Europe, East Asia, the Middle East and other regions, focusing on local development, deployment, and commercialization of our autonomous driving technology. Currently, our business footprint extends to Luxembourg, South Korea, Saudi Arabia and the United Arab Emirates. For example, we established joint venture with a local partner in South Korea, to develop autonomous driving technology and services in South Korean market. As of the Latest Practicable Date, we had started testing robotaxi services in urban district of Seoul, one of the neighborhoods with the heaviest traffic. Moreover, in March  2025, we received a permit from Luxembourg’s Ministry of Mobility and Public Works to begin Level 4 Robotaxi testing. Our autonomous vehicle testing will be conducted in partnership with Emile Weber, Luxembourg’s leading mobility solutions provider. Through our global expansion, we seek to access new customer bases, diversify our revenue streams and enhance our brand recognition in the long-run.

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Solid Commercialization Initiatives
We have demonstrated a credible path to commercialization, supported by our framework agreement and well-established customer relationships. These contracts not only provide revenue visibility but also validate our ability to scale our operations and expand our services. Below is a breakdown of our commercialization efforts with key customers:
Robotaxi
Joint venture with Toyota
A key commercialization milestone for us is the establishment of a joint venture with Toyota and GTMC, formalized through a strategic joint venture agreement in August 2023 and officially registered in April 2024. Under the terms of the joint venture agreement, we will generate revenue by selling the Autonomous Driving Kits (ADKs) and the autonomous driving system technology for the development of robotaxi to the joint venture. While detailed procurement contracts are yet to be finalized, the commercial arrangements — including milestone targets — are already reflected in the executed joint venture agreement, and the underlying business plan has been substantially developed.
The collaboration is being executed in phases. In the first phase, the joint venture primarily supports our robotaxi operations as a fleet company by leasing the robotaxi to us for commercial operation. The joint venture targets to procure thousands of vehicles from GTMC, along with a corresponding number of ADKs and the autonomous driving system technology from us for the development of robotaxi. This structure enables us to generate cash flow from the joint venture, which supports a predictable financial contribution for us through the sale of ADKs and provision of autonomous driving system services. We intend to deploy the robotaxis that are leased from the joint venture to operate fare-charging robotaxi services. Under this “asset light” business model, we will generate ride fares as revenue and pay the joint venture fees to lease the robotaxi fleet.
In the second phase, the joint venture plans to expand its scope by offering robotaxi ride-hailing vehicles — equipped with our ADKs — for lease or sale to third-party mobility service providers across China. The parties are working collaboratively to accelerate the commercial rollout and promote broader adoption of autonomous vehicle solutions in the national mobility ecosystem.
Long-Term Strategic Collaboration with OnTime Mobility
We have maintained a stable and long-standing collaboration with OnTime Mobility since 2022 and up to the Latest Practicable Date, building upon our equity investment in OnTime Mobility, and further reinforced through an equity investment by GAC into us in 2024, whereas GAC is also a substantial shareholder of OnTime Mobility. This relationship has progressively evolved into a deep and mutually reinforcing business partnership, with uninterrupted cooperation to date.
The collaboration has developed in stages. During the initial phase (2022-2023), we focused primarily on selling vehicles to OnTime (a total of 50 robotaxi vehicles were purchased by OnTime during 2022 to 2023), alongside the provision of robotaxi services, Virtual Driver software licenses, and technical support services for safety operators. The license terms and service periods under these agreements typically span three years or more, with revenue recognized in phases. During the Track Record Period, US$4.8  million, US$7.6 million, US$3.0 million and US$1.2  million of revenue was recognized from our collaborations with OnTime Mobility in 2022, 2023 and 2024 and six months ended June 30, 2025, respectively.
Beginning in 2024, the partnership entered a new stage, whereby we began generating ride-hailing revenue through the integration of our robotaxi services into OnTime Mobility’s ride-hailing platform. This integration marked a shift toward refining and scaling the robotaxi service model in a commercial setting.

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Looking ahead, we and OnTime Mobility intend to further deepen their cooperation. As the robotaxi service model matures, both parties will explore additional modes of collaboration in future phases to accelerate deployment and commercialization of autonomous mobility services.
Collaboration with CDG in Singapore
In Singapore, we are collaborating with ComfortDelGro (CDG) to commercialize robotaxi services. Under a Memorandum of Understanding (“MOU”) signed in June 2024, this partnership outlines a detailed project schedule aimed at launching commercial robotaxi operations. While specific timelines for Singapore’s full-scale commercialization remain pending, yet this operation represents a potential revenue contributor in the future. Under the MOU, the parties have agreed to a multi-phase project schedule.
To support the multi-phase project schedule and lay the groundwork for CDG’s initial robotaxi deployment in Singapore, we and CDG launched a separate joint pilot program in Nansha, Guangzhou in March 2025. Under this program, CDG is actively engaged in robotaxi operations, while we provide both structured and hands-on training for CDG’s personnel.
Robotruck
Through our strategic partnership with Sinotrans, we have established a robotruck fleet operated by our subsidiary, Cyantron Group. This fleet provides routine freight transportation services to commercial clients. Since 2021, truck transportation orders fulfilled by Cyantron Group have shown a steady upward trend, with historical transaction amounts increasing year by year from 2022 to 2024. Reflecting this growth, our annual transaction caps for related party transactions with Cyantron Group have also been adjusted upward for 2026 and beyond.
Cyantron Group has now entered its second phase of development under an amended and restated joint venture agreement. The business plan for this phase includes: (i) enhancing operational collaboration with Sinotrans; (ii) prioritizing the allocation of robotruck service demand from Sinotrans and/or us to Cyantron Group to expand fleet capacity; and (iii) setting defined profitability targets for Cyantron Group.
In December 2024, we became the first in China to receive regulatory approval to conduct driverless robotruck platooning tests on cross-provincial highways, further reinforcing its leadership in autonomous freight logistics, according to Frost & Sullivan.
Licensing and applications
We have secured orders from multiple licensing and application customers for an aggregate of over 13,000 units of domain controllers scheduled to be delivered by the end of 2026. This ensures a baseline level of revenue while creating opportunities for additional upside as the partnership evolves.
Improve Operational Efficiency and Enhance Operating Leverage
We aim to improve operating efficiency in every aspect of our business. As we continue to scale up our robotaxi and robotruck services, we also intend to improve our operational efficiency through economies of scale with a view towards achieving long-term profitability. We expect to improve our operational efficiency and gross profit margin by implementing the following:
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Enhance operational efficiency through continuous technological upgrades and adoption of innovative business models.   We believe that by leveraging our growing ecosystem of industry and technology partners, we can significantly enhance our operational efficiency and optimization. For instance, our 7th generation vehicle achieved a major breakthrough in cost efficiency, reducing unit BOM cost by over 70% compared to the previous generation, including 80% decrease in autonomous driving computation (“ADC”) and 68% reduce in solid-state LiDAR as compared to each of the previous generation. As our collaborative ecosystem continues to expand and evolve, we anticipate further

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optimization of the cost structure for our Virtual Driver technology. Our 7th generation of Level 4 autonomous vehicle models are expected to reduce the unit vehicle cost by over 50% as compared to the previous generation. Furthermore, as we continue to implement our go-to-market strategies, we seek to transition into an “asset light” model which has the potential of significantly reducing our operational cost in the future. The joint venture with Toyota and GTMC exemplifies such “asset light” model, wherein the JV will retain the underlying asset of fleet operation and bear capital expenditure related to fleet acquisition and fleet costs and expenses. Such “asset light” model would enable us to reduce capital expenditure and better allocate resources and optimize cost structure.
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Enhance labor efficiency.   We expect to continuously enhance labor efficiency for robotaxi and robotruck services, mainly through reducing or eliminating the need for safety drivers, and increasing the number of robotaxis or robotrucks oversight by each remote assistance operator in the future thereby reducing labor cost associated with each vehicle. We have developed a cost-effective remote assistance system (“RA system”), where remote assistance operators only monitor and provide driving guidance to vehicles without any direct control over the vehicle, and intervene only in the extreme scenarios. As regulations evolve, we anticipate the opportunity to offer more fully driverless Level 4 robotaxi services, extend the operating areas with improving utilization and better route planning, reduce or eliminate the need for safety drivers, and increase the number of robotaxis or robotrucks oversight by each remote assistance operator in the future thereby reducing fleet operation and labor cost associated with each vehicle. For robotruck services, while the platooning permits allow “driver out” in the follow truck in a “1+N” platoon, the robotrucks are primarily operated with safety drivers at the current stage, i.e. mainly two drivers per robotruck for long-haul freight transportation in line with traditional long-haul trucking. We expect the number of drivers per robotruck with Level 4 capabilities to gradually decrease in the long term, on the back of evolving regulatory support. We expect that these advancements, along with our ongoing efforts, will further optimize the cost structure of our services, thereby enhancing our operational efficiency.

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Research and development (R&D) expenses.   During the Track Record Period, we allocated significant resources on research and development, focusing on developing comprehensive Level 4 autonomous driving solution with superior safety performance. We recorded a significant amount of share-based compensation expenses in 2024 due to the vesting of our equity awards upon the completion of our initial public offering in the United States in November 2024. Our R&D expenses were US$153.6 million, US$122.7 million, US$240.2 million, US$58.7 million and US$96.5 million in 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, respectively. We believe that our substantial upfront investments can support the scale-up of our services and sustain our technological advantage at lower additional costs. In particular, by implementing the world model methodology to generate simulated corner cases, we no longer need to rely on massive real-world testing data, enabling us to continue reducing the costs associated with collecting data for training our models. In addition, we have made substantial upfront investments to expand our R&D team and develop our core technologies. As we achieve large-scale commercialization, we don’t anticipate to incur significant R&D expenses, particularly those related to personnel, in proportion to our revenue over time. We expect our research and development expenses to remain a substantial portion of our operating expenses but our research and development expenses as a percentage of revenues to decrease as our commercialization efforts progress.

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Selling, general and administrative (SG&A) expenses.   Our SG&A expenses amounted to US$49.2 million, US$37.4 million, US$56.7 million, US$15.6 million and US$26.6 million in 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, respectively, including share-based compensation expenses of US$5.2 million, US$1.9 million, US$24.6 million, US$0.9 million and US$4.3 million, respectively. We recorded a significant amount of share-based compensation expenses in 2024 due to the vesting of our equity awards upon the completion of our initial public offering in the United States in November 2024. Our SG&A expenses (excluding share-based compensation expenses) as a percentage of total revenues decreased from 64.3% in 2022, to 49.4% in 2023, to 42.8% in 2024.

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Such decrease was primarily due to the revenue increase, optimized cost structure and improved operational efficiency. Our SG&A expenses (excluding share-based compensation expenses) as a percentage of total revenues slightly increased from 59.6% in the six months ended June 30, 2024 to 62.7% in the same period in 2025, primarily due to the increase in employee compensation and the increase in professional services expenses associated with ensuring our compliance as a publicly listed company on Nasdaq. At the early stage of commercialization, we allocated significant resources in promoting our robotaxi and robotruck services and improve our brand recognition. With the large-scale adoption of our services, we could optimize our costs in connection with sales and introducing our innovative services to the market. We also intend to leverage our strong relationships with our existing customers to secure additional contracts and expand our customer base more cost-effectively. We will continue to actively monitor our administrative expenses and promote operational efficiency. We expect our SG&A expenses in the absolute amount to remain at a steady level alongside our business expansion in the future, but our SG&A expenses as a percentage of revenue to decrease as we continue to optimize our cost efficiency.
Based on the foregoing, our Directors believe that our business is sustainable.
DATA SECURITY AND PRIVACY
To enable our Level 4 autonomous driving solutions, we collect, store, transmit and otherwise process data from vehicles, users, employees, safety drivers and other third parties, some of which may involve personal information or confidential or proprietary information. In particular, we collect data recorded during autonomous driving tests and commercial operations, which could be categorized as follows:
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Personal Information:   We collect robotaxi users’ personal information as necessary to provide them with robotaxi services, such as usernames, phone numbers, and places of departure and destination. These individuals are users of our PonyPilot mobile app or other mobile apps operated by TNCs that have been integrated with our services. To ensure driving safety, we also collect in-vehicle image, audio and video recordings during commercial operations. We obtain robotaxi users’ explicit prior consent for these practices and implement security measures, such as data encryption, to protect personal information and user privacy in compliance with regulatory requirements. In autonomous driving testing, safety drivers’ data may be collected as they may temporarily take control of the vehicles for safety reasons, such as timestamps of vehicle takeover events and vehicle status during takeover. The aforementioned data does not contain any sensitive personal information.

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Non-Personal Information:   We collect data recorded from vehicles during driving, including vehicle data (e.g., vehicle status, speed, and fault information) and external video data (e.g., traffic flow, environmental conditions, images of pedestrians and street views). Except in scenarios involving traffic accidents, where regulations require the retention of original video footage for evidentiary purposes, we implement desensitization on all captured images of pedestrians’ faces to avoid processing personal information. We use such data to support the research and development of autonomous driving technologies, such as training, testing, and optimizing algorithms to enhance the accuracy and reliability of vehicle control in complex operating environments.

As advised by our PRC Legal Advisor, we have complied with the applicable laws and regulations in PRC relating to data security, personal information and privacy protection, and data transmission (including cross-border transfer) in all material aspects during the Track Record Period and up to the Latest Practicable Date. We have implemented and maintained data protection policies, including our data classification policy and data life cycle specification, which have been designed to ensure that the collection, use, storage, transmission and dissemination of such data are in compliance with applicable laws across jurisdictions in which we operate, including China, the United States and other applicable jurisdictions, and with prevalent industry practice. In particular, data collected in different markets across the globe are stored and maintained locally and separately from each other, in compliance with applicable local laws and regulations. We endeavor to keep our users informed of how their personal information is handled by us throughout its life cycle. Users may access our

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privacy policy on our official site, which describes the type of personal information we collect, and how we use, share and protect users’ personal information, among other information. As of the Latest Practicable Date, we had not transferred any personal information from China to other jurisdictions.
We have operations on a limited scale in the U.S. with 94 employees as of the Latest Practicable Date mainly engaged in R&D and autonomous vehicle testing programs and we comply with applicable U.S. data privacy laws and regulations, including those relating to employee personal information. We do not have commercial operations of robotaxi or robotruck services in the U.S. Accordingly, we do not access, store or process personal data of U.S. consumers and only process limited employment-related personal data of our personnel in the U.S. in the ordinary course of business. We conduct independent R&D activities in China and the United States, where technologies and software are developed and tested separately in each country. Data collected in different markets across the globe are stored and maintained locally and separately from each other, in compliance with applicable local laws and regulations. Additionally, our U.S. R&D personnel are separate from those in China and the data collected from U.S. testing is not used to conduct or support our R&D activities in China. We have not transferred or provided access to bulk U.S. personal data, as defined under applicable U.S. law, to any foreign person or affiliate. On this basis, we believe, based on our own internal assessment and written advices from our counsel on U.S. data privacy and security matters, that (i) we have been in compliance with applicable data security, privacy, and cross-border data transfer restrictions under applicable U.S. law during the Track Record Period and up to the Latest Practicable Date, and (ii) there was no cross-border personal data transmission, from the U.S. to China, during the Track Record Period and up to the Latest Practicable Date.
We have established an all-round information system designed in compliance with data security requirements and best practices and intend to continually invest heavily in data security and privacy protection. Our information system applies multiple layers of safeguards, including internal and external firewalls, enterprise-standard web application firewalls, and risk management platform. We adopt various technical means including encryption, desensitization, verification and backup to ensure the confidentiality, integrity and availability of the data we collect throughout its life cycle. We implement a robust internal authentication and authorization system designed to ensure confidential and critical data can only be accessed by authorized staff. We have also completed certain information security, privacy and compliance certifications/validations. For instance, our system is on file with the relevant public security authorities in China with a Level 3 information system security level.
In addition, we have a designated data security team and an incident response team comprising members across various disciplines to provide daily cybersecurity and data security protection support, including a quick, effective and orderly response to servers and personal information related potential or actual incidents such as virus infections, hacker attempts and break-ins, improper disclosure of confidential information, system service interruptions, breach of personal information, and other events with serious information security implications. Our data security team reports to our board of directors.
During the Track Record Period and up to the Latest Practicable Date, we had not received any claim from any third party against us alleging any violation of such party’s data privacy rights, and we have not experienced any material data loss or breach incidents. See “Risk Factors — Risks Related to Our Business and Industry — Any error, bug, vulnerability, systems defect or failure, disruption or unauthorized access, such as cyber-attacks, to the servers, networks, IT infrastructure and data processing systems we rely on due to internal or external factors could diminish demand for our products and services, harm our business, our reputation, our financial condition and results of operations and subject us to liability.”
COMPETITION
We face competition from primarily technology-focused companies building end-to-end technical capabilities for autonomous driving applications, and autonomous players building internal autonomous development programs. The principal competitive success factors in our market include but not limited to:

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Technology quality, safety and reliability;

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Vehicle engineering and integration capabilities;

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Business model and go-to-market approach;

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Strategic partnerships;

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Cost efficiency; and

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Patents and intellectual property portfolio.

Because of the depth and breadth of our talents, autonomous driving technology, differentiated go-to-market approach, and extensive strategic partnerships that drive commercialization at scale, we believe that we are able to compete favorably across these factors. See “Industry Overview” for details of the industries we operate in and the competitive landscapes and “Risk Factors — Risks Related to Our Business and Industry” for a more comprehensive description of risks related to competition.
EMPLOYEES
We pride ourselves on the talent, passion, and dedication of our employees, who are united in our vision to make autonomous mobility safe, sustainable and accessible to people and businesses around the world. As of December 31, 2022, 2023, 2024 and June 30, 2025, we employed an aggregate of 1,275, 1,306, 1,460 and 1,527 full-time employees, respectively.
The following table sets forth the breakdowns of our employees by functions as of June 30, 2025.
Function	Number of Employees	Percentage
Research and development	708	46.4%
Technology deployment and implementation	214	14.0%
Operation	435	28.5%
Sales, general and administration	170	11.1%
Total	1,527	100.0%
A substantial majority of our employees are based in China. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions with respect to his or her employment.
As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial government, including pension, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified  percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.
We enter into standard contracts and agreements regarding confidentiality, noncompetition, intellectual property, employment and commercial ethics with our executive officers and full-time employees. These contracts typically include a noncompetition provision effective during and up to two years after their employment with us and a confidentiality provision effective during and after their employment with us.
We recruit from top academic institutions via campus recruitment programs. We regularly provide training programs to our employees of different departments. Such training programs include technical and engineering trainings as well as general career development. To attract top talents and cultivate a culture of collaboration, we also invested in mentorship programs that are open to employees of all levels.
We implement a comprehensive talent retention strategies. One of which is centered on offering competitive compensation packages that align employee performance with long-term growth. In addition to

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market-based salaries and performance-linked bonuses, we grant share incentive awards to key employees to foster a sense of ownership and align their interests with those of shareholders. We also emphasize career development, continuous training, and a collaborative work culture to attract, motivate, and retain high-caliber talent across its scientific, technical, and managerial functions.
INSURANCE
In line with general market practice, we do not maintain any business interruption insurance, which is not mandatory under PRC laws. We maintain liability insurance for our vehicles and insurance policies for certain inventories and equipment. See the section headed “Risk Factors — Risks Related to Our Business and Industry — We may not have sufficient insurance coverage for our operations” in this Document. During the Track Record Period, we did not make any material insurance claim in relation to our business.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE
Overview
We are committed to promoting corporate social responsibility and sustainable development and integrating it into all major aspects of our business operations. Corporate social responsibility is viewed as part of our core growth philosophy that will be pivotal to our ability to create sustainable value for our shareholders by embracing diversity and public interests. Our board of directors will assume the critical role of evaluating and managing corporate social responsibility strategies and policies.
We fully recognize our important role in society’s sustainable development and are committed to integrating environmental protection, social responsibility, and governance principles into business operations. Accordingly, we have implemented comprehensive internal Environmental, Social and Governance (“ESG”) policies that outline environmental protection and social responsibility objectives while providing practical guidance for daily operations.
ESG Governance
We have established a top-down ESG management approach.
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The Board of Directors serves as the highest decision-making body for the Company’s ESG matters, responsible for evaluating and determining the ESG-related risks, ensuring that the Company establishes an appropriate and effective ESG risk management and internal monitoring system, identifying and evaluating the ESG strategies and objectives, and regularly supervising and reviewing the ESG performance and progress in accomplishing the ESG targets.

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At the management level, the Safety, Compliance and Sustainability Committee is responsible for organizing and carrying out the Company’s ESG management work in accordance with the Company’s overall ESG targets and strategies, formulating relevant systems and processes, and maintaining the ESG indicator framework.

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At the implementation level, each department and subsidiary of the Company is responsible for completing the tasks associated with ESG implementation, including processes establishments and improvements, and ESG practice activities organization.

We are committed to fostering sustainable practices, promoting social responsibility, and maintaining strong governance standards, reflecting our dedication to ESG principles. We have established a set of ESG policies framework ESG in accordance of Appendix C2 of the Listing Rules, which outlined, among others, (i) the roles and performance requirements of ESG management structure; (ii) ESG strategy formation procedures; (iii) ESG risk management and monitoring; and (iv) ESG reporting whole-process management.
During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material claim or penalty or accident in relation to health, work safety, social and environmental protection, and we had complied in all material respects with the relevant laws and regulations.

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Board Diversity
We believe that diversity at the Board level, including gender diversity, enhances our competitive advantage and talent attraction capabilities. The Board currently consists of seven directors, including one female director. We continue taking measures to promote gender diversity across all organizational levels.
ESG risks identification, assessment and management
Under the supervision of the Board, we are adopting various strategies and measures to identify, assess, manage and mitigate ESG and climate-related risks, including but not limited to:
(i)
Continuously tracking ESG regulatory related issues and updating our internal ESG policy to ensure the policy compliance;

(ii)
Regularly hosting management discussion and meeting to ensure that all material ESG risks are identified and reported;

(iii)
Establishing communication channels and ongoing discussions with key stakeholders to identify material ESG-related issues and risks associated with our business operations;

(iv)
Engaging professional advisers to advise on ESG compliance matters.

The primary energy sources consumed in our operations encompass gasoline, diesel fuel, natural gas and electricity, while the major resources utilized include water. We monitor these indicators on an ongoing basis to assess and manage environmental risks arising from our business operations. Given the nature of our business, we generally do not generate significant emissions, directly or indirectly. During our operations, nor do we cause significant pollution. Accordingly, we are not exposed to significant environmental risks. We regularly review and analyze our carbon emissions from our business operations and continue to reduce our carbon emissions.
In addition, our investments in environmental protection initiatives will grow in tandem with the expansion of our overall business operations. In 2024, we allocated RMB0.62 million to environmental initiatives, with a primary focus on implementing automotive emission control measures to enhance the environmental performance of our diesel-powered vehicles. During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any fine or other penalty for violation of environmental laws and regulations and we do not expect to incur such material liabilities or expenses in the foreseeable future.
Environmental Protection
We are aware of the importance of environmental protection, strictly abide by the Environmental Protection Law of the People’s Republic of China and other relevant laws and regulations, carry out environmental protection publicity and education activities, and improve the environmental awareness of all employees. We are dedicated to providing green energy to society, fostering the sustainable growth of our enterprise, and realizing a mutually beneficial outcome between economic benefits and environmental stewardship.
Environmental Performance Indicators
Set forth below are the environmental quantitative indicators of our major offices and operating facilities during the Track Record Period:

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Indicator		Unit	2022	2023	2024	Six Months Ended June 30, 2025
Greenhouse Gas Emission (GHG)	Total GHG (Scope 1 + Scope 2)	Tons of CO2e	17,010.05	20,878.77	23,564.28	9,855.13
	GHG (Scope 1)	Tons of CO2e	15,724.17	19,529.45	22,262.22	9,081.34
	GHG (Scope 2)	Tons of CO2e	1,285.88	1,349.32	1,302.06	773.79
	Total GHG Emissions (Scope 1 + Scope 2) per Unit of Revenue	Tons of CO2e/ RMB million	33.88	39.55	42.78	38.94
	GHG (Scope 3)	Tons of CO2e	987.96	1,094.52	1,803.87	652.63
Energy Consumption	Total Energy Consumption	MWh	60,813.97	74,952.08	85,134.33	35,290.21
	Direct Energy Consumption(1)	MWh	58,288.93	72,344.26	82,615.18	33,797.34
	Indirect Energy Consumption	MWh	2,525.04	2,607.82	2,519.15	1,492.87
	Energy Consumption per Unit of Revenue	MWh/RMB million	121.12	141.98	154.55	139.45
Water Consumption	Total Water Consumption(1)	Tons	1,598.80	2,353.98	5,740.97	4,088.21
	Total Water Consumption per Unit of Revenue	Tons/RMB million	3.18	4.46	10.42	16.15
Waste Emission	Total Waste(2)	Tons	105.66	105.70	105.50	59.29
	Total Waste per Unit of Revenue	Tons/RMB million	0.21	0.20	0.19	0.23

(1)
Increased direct energy consumption stemmed primarily from robotaxi and robotruck business expansion, driving higher gasoline/diesel usage and greater urea demand for exhaust treatment.

(2)
Water consumption data for Guangzhou and Shenzhen in 2022 and 2023 were inseparable from bundled property management fees due to historical billing structures, resulting in the unavailability of standalone data for those periods, water resource data and statistical mechanisms was gradually optimized during 2024.

(3)
Our waste primarily consists of domestic waste and electronic waste.

From 2022 to 2024, our greenhouse gas emissions, energy consumption, water consumption increased, which aligns with our business development. We mainly produce GHG emissions in Scope 1 and Scope 2. Scope 1 emissions refer to direct GHG emissions mainly from direct energy consumption and other resources in our operations, i.e. fuel and urea consumed by our own vehicles. Scope 2 emissions refer to indirect GHG emissions primarily from electricity consumption. Scope 3 emissions refer to employee business travel and commuting activities.
To better respond to ESG and climate change related risks, we have taken a series of measures to reduce carbon emissions and energy and resource use, as well as conducting related performance reviews.
We prioritize sustainable business practices and acknowledge the fundamental link between operational excellence and environmental stewardship. Guided by this belief, we have established a series of environmental targets that are closely integrated with our core business operations.
Energy Target:
To reduce diesel consumption, we are committed to increasing the share of electric trucks in its fleet. Using 2024 as the baseline year, we aim to have electric trucks comprise approximately 30% of its total fleet by 2026.
GHG Target:
Using 2024 as the baseline year, the total GHG Emissions (Scope1 +Scope2) per Unit of Revenue aim to decrease by 3% compared to 2024 by 2026.

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We initiated statistical and accounting work on greenhouse gas emissions data, and extended it to the dimension of GHG Scope 3, covering part of the employee business travel and commuting activities in 2022 (987.96 Tons of CO2e), 2023 (1,094.52 Tons of CO2e) and 2024 (1,803.87 Tons of CO2e) and the first six months of 2025 (652.63 Tons of CO2e). Starting next year, we will have a plan to further expand the scope of statistics and measurement of GHG Scope 3, so as to better carry out the control of GHG emissions and prepare for setting reduction targets for GHG Scope 3.
Water Target:
Using 2024 as the baseline year, the total water consumption per Unit of Revenue aim to decrease by 10% compared to 2024 by 2026.
Waste Management Targets:
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Hazardous Waste:   Ensure that 100% of hazardous waste generated across the company — including toner cartridges, ink cartridges, used batteries, and similar materials — is disposed of in full compliance with local regulations, utilizing only licensed third-party vendors.

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Non-Hazardous Waste:   Establish a classified recycling and compliant disposal system for non-hazardous waste. Launch a “Zero-Waste Office Zone” initiative across all company sites in the coming years, outfitting each location with advanced sorting and recycling facilities.

Paperless and Green Office Target:
Achieve fully paperless operations across the entire group by 2025, while implementing a “Green Procurement” policy that prioritizes the purchase of recycled paper and biodegradable office supplies.
Given the nature of our business operations, we do not generate a significant volume of exhaust emissions during our operation.
Waste Management
We are committed to the proper reduction, recycling and disposal of waste to minimize the impact of our operations on the environment. Hazardous waste generated from our operations is handed over to a qualified third party for disposal. At the same time, we actively promote waste classification management, classify and recycle waste generated in the office area and hand it over to the property management for disposal. In order to reduce the amount of waste office consumables generated and improve the efficiency of the use of office consumables, we are actively pursuing Paperless office initiatives to achieve waste reduction.
Resource Conservation
We strive to achieve energy efficiency and conservation in our daily operations by adopting a series of daily behavioral and facility management measures, including the collection of discarded plastic bottles generated in the office for recycling, the posting of heat-insulating film and daily temperature control to reduce air-conditioning energy consumption, and the posting of tips on water and electricity conservation. We have fostered an office environment where the principles of green and low-carbon living are integrated into every facet of our operations and firmly embedded in the company’s cultural framework, all with the aim of advancing our business and growth while actively embracing the concept of sustainable development.
In the area of energy supply management for the vehicle, we have implemented a refined management strategy. For vehicles with different power types, we have adopted a differentiated strategy, arranging specialized personnel for specific types of vehicles to ensure energy supply; at the same time, we have established a set of rigorous energy management mechanisms, realized full tracking of vehicle operation trajectories with the help of information technology, and conducted regular monitoring and in-depth analysis of energy consumption data.

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Climate Change
Climate change is a major global environmental challenge. We recognize its importance and are committed to managing the potential ESG and climate-related risks that may affect our business. The risks are categorized into two types: (i) physical risks, and (ii)  transformation risks.
Physical Risk
An increase in the frequency and severity of extreme weather conditions, such as typhoons, heavy rains and flooding, could create physical risks to our operations and therefore have a potentially adverse financial impact. The occurrence of extreme weather events could result in direct damage to our offices and factories or the suspension of our operations or possible injury to our employees. An exposure to extreme weather events could lead to disruptions in our supply chain, thereby creating indirect risks to our business operations. During the Track Record Period and up to the Latest Practicable Date, we had not experienced any disruption to our operations or supply chain due to extreme weather conditions.
In view of the above potential damages and adverse impacts, we have taken the following responses: (i) formulated emergency response plans for natural disasters, conducted daily weather notifications and continuously improved the emergency response mechanism for natural disasters; (ii) in the event of extreme weather, arranged for our employees to work remotely and carried out inspections of doors, windows and safe use of electricity at the office site; and (iii) regularly organize disaster safety drills, such as spontaneous combustion drills for vehicles in hot weather, site maintenance in typhoon weather, etc., to enhance employees’ awareness of prevention and their ability to respond to emergencies, and to reduce the personal injuries that may be caused by various disasters and accidents.
Transition Risk
Potential transition risks may arise from stricter climate legislation and regulations, as well as technological and market shifts driven by growing climate concerns and the push for a low-carbon economy. Our global business operations face additional challenges, as climate-related laws and regulations are continuously refined both internationally and domestically. Non-compliance with these requirements could lead to reputational damage and increased exposure to claims and litigation.
To mitigate these potential risks, we have implemented the following measures: (i) strengthened relevant policy research to respond to climate change; and (ii) enhanced climate change disclosure to meet regulatory requirements.
Opportunity
To effectively manage our climate-related policy, legal, and reputational risks, we will proactively monitor and analyze emerging technology and market trends, as well as evolving policies and regulations related to climate change. By keeping our senior management informed of these developments, we can avoid unnecessary costs and non-compliance penalties, and minimize reputational risks associated with delayed responses. Additionally, we will collaborate with our customers, suppliers, and business partners to explore climate change opportunities and to apply or develop new, greener technologies.
Employment and Labor Standards
In accordance with the Labor Law of the People’s Republic of China and the Labor Contract Law of the People’s Republic of China, we have formulated the Employee Handbook and other internal systems as well as detailed recruitment management procedures. These clearly outline our employment principles of open recruitment, equal competition, rigorous assessment, and selection on the basis of merit. We are committed to opposing employment discrimination and provide equal employment opportunities for employees in all aspects of career development and promotion. We do not treat employees differently based on their gender, age or marital status.

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We strictly prohibit child labor and forced labor in accordance with relevant laws and regulations. We have developed a comprehensive and standardized recruitment management system. Before joining the Company, employees are required to provide relevant certificates, including but not limited to identity documents that can prove that their age meets the requirements of the legal working age, and in accordance with the requirements of the entry procedures and sign a written labor contract, in order to ensure that the legitimate rights and interests of the employees are fully protected, and also to provide a solid foundation for our normal operation and stable development.
Labor Dispatch
As of May 14, 2025, Qingdao Cyantron had 188 personnel (including drivers, maintenance workers, and monitoring staff) engaged through labor dispatch arrangements and 37 formal employees who actually entered into employment agreements with Qingdao Cyantron. The proportion of dispatched workers exceeded the statutory limit of 10% of the total workforce as stipulated in the Interim Provisions on Labor Dispatch (勞務派遣暫行規定) and other applicable regulations. Qingdao Cyantron engaged dispatched personnel from qualified third-party human resource suppliers primarily to maintain operational flexibility for project-based work and seasonal demand fluctuations, and to optimize resource allocation and operational costs.
We have not received any notice of rectification from, or been imposed any administrative penalty by, the relevant governmental authorities as a result of such arrangements. As advised by our PRC Legal Advisor, the relevant labor administrative authorities may request Qingdao Cyantron to rectify such non-compliance within a prescribed period. If Qingdao Cyantron fails to rectify within the prescribed period, it may be subject to a fine ranging from RMB5,000 to RMB10,000 per excess dispatched worker, resulting in a maximum fine of RMB1.84 million in aggregate.
As advised by our PRC Legal Advisor, if Qingdao Cyantron rectifies such non-compliance within the period prescribed by the local labor administrative authorities, Qingdao Cyantron’s risk of incurring fines or being prosecuted by the local labor administrative authorities is non-substantial. We will gradually implement remedial measures for our operations after the [REDACTED] in accordance with the applicable laws and regulations, including converting certain functions currently handled through labor dispatch to labor outsourcing arrangements and directly employing personnel for positions of a relatively stable nature.
Compensation and Benefits
We determine the salary of each employee based on the relative value of their performance at different levels of responsibilities and conduct annual salary reviews and salary adjustments accordingly. In addition, we offer generous promotion packages and semi-annual promotion opportunities based on employees’ professional skills, experience, abilities, attitudes, and performance. We also provide a solid career development path to attract and retain talent.
We provide our employees with a variety of benefits and care programs to increase their sense of belonging. In terms of basic welfare, we provide social insurance for all employees, including basic pension insurance, occupational injury insurance, maternity insurance, basic medical insurance, unemployment insurance and housing fund scheme. In addition, we boost employees’ happiness and sense of belonging in all aspects through multi-dimensional initiatives such as health protection (e.g., supplemental medical insurance, commercial insurance, Chinese medicine consultation and massage), holiday care (including Women’s Day benefits, Family Day, etc.), and team building activities.
Social Insurance and Housing Provident Fund
During the Track Record Period, Yancheng Poplar LLP and Taicang Branch of Shanghai (ZX) Pony failed to complete social insurance registration and housing provident fund account opening procedures because Yancheng Poplar LLP and Taicang Branch of Shanghai (ZX) Pony had no employees. We intend to complete those registration and account opening procedures once Yancheng Poplar LLP and Taicang Branch of Shanghai (ZX) Pony have employees on board. As advised by our PRC Legal Advisor, any entity failing to

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complete social insurance registration and housing provident fund account opening procedures within 30  days of its incorporation may be requested by the relevant government authorities to rectify within a prescribed period. Failure to complete the social insurance registration may result in a fine of one to three times the amount of social insurance contributions payable. Failure to complete the housing provident fund account opening may result in a fine ranging from RMB10,000 to RMB50,000 for each entity, resulting in a maximum fine of RMB100,000 in aggregate.
As advised by our PRC Legal Advisor, if Yancheng Poplar LLP and Taicang Branch of Shanghai (ZX) Pony rectify such non-compliance within the period prescribed by the local governmental authorities, the risk of Yancheng Poplar LLP and Taicang Branch of Shanghai (ZX) Pony of incurring fines or being prosecuted by the local governmental authorities is non-substantial.
In addition, as of the Latest Practicable Date, certain of our PRC subsidiaries are not in full compliance with the rules and regulations in relation to social insurance and housing provident fund contributions, including failure to make social insurance contributions for one employee as such employee’s social insurance had been paid by the institution where such employee previously served, failure to make housing provident fund contributions for six employees, as such employees agreed not to make housing provident fund contributions and entrusting a third-party agency to make social insurance and housing provident fund contributions for one employee at the request by such employee, each acknowledged and confirmed by relevant employees. In 2022, 2023, 2024 and six months ended June 30, 2025, the aggregate outstanding amount of social insurance and housing provident fund contributions amounted to approximately US$24,707, US$31,659, US$33,354 and US$17,422, respectively.
As advised by our PRC Legal Advisor, such non-compliance may be considered as underpayment or non-payment of social insurance and housing provident fund contributions. For social insurance underpayment or non-payment, the relevant governmental authorities may request the outstanding amount to be paid within a prescribed period, plus a daily late payment fee of 0.05% of the outstanding amount from the date of underpayment or non-payment. If payment is not made within the prescribed period, a fine of one to three times the outstanding amount may be imposed by the relevant governmental authorities, resulting in a maximum fine of US$251,380 in aggregate. In addition, on August 1, 2025, the PRC Supreme People’s Court issued the Interpretation on Several Issues Concerning the Application of Law in the Trial of Labor Dispute Cases (II)  (《最高人民法院關於審理勞動爭議案件適用法律問題的解釋(二)》), which took effect on September 1, 2025. Under this judicial interpretation, if an employer fails to make mandatory social insurance contributions in accordance with applicable laws for an employee, such employee is entitled to unilaterally terminate the labor contract and demand statutory economic compensation, which will be calculated at one month’s salary for each full year of service (and half a month’s salary for a period of less than six months) of such employee. In addition, the judicial interpretation further clarifies that any agreement between an employer and an employee to waive mandatory social insurance contributions, or any undertaking by an employee that such contributions need not be paid, shall be deemed null and void. For housing provident fund underpayment or non-payment, the housing provident fund management center may order the outstanding amount to be paid within a prescribed period. If payment is not made within the prescribed period, the housing provident fund management center may apply to the people’s court for enforcement. See “Risk Factors — Risks Related to Doing Business in China — Our failure to fully comply with PRC labor-related laws may expose us to potential penalties and potential employee claims.”
As of the Latest Practicable Date, (i) the relevant employees had acknowledged and confirmed the respective arrangements with respect to the social insurance and housing provident fund contributions and raised no objections in relation thereto, (ii) there had been no disputes between us and the relevant employees with regard to such arrangements, (iii) we had not received any notice of rectification from, or been imposed any administrative penalty by, the relevant governmental authorities as a result of such arrangements, and (iv) as advised by our PRC Legal Advisor, if the foregoing PRC subsidiaries pay the outstanding balance in full to the relevant governmental authorities within a prescribed period of time when they are required to do so, the risk of such PRC subsidiaries of incurring fines or being prosecuted by the local governmental authorities is non-substantial, and we will be able to request the employees to return the economic

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compensation we may have paid to our employees then for underpayment or nonpayment of social insurance. On the basis of the foregoing, our Directors are of the view that our arrangements with respect to the social insurance and housing provident fund contributions do not have a material adverse effect on our financial condition or results of operations taken as a whole.
Health and Safety
We strictly abide by the Work Safety Law of the People’s Republic of China, the Fire Protection Law of the People’s Republic of China, the Law of The People’s Republic of China on Road Traffic Safety and other laws and regulations. In order to improve the level of work safety management of the enterprise and effectively prevent and reduce production safety accidents, we have established internal systems, including the Compendium of Work Safety Management Systems. This Compendium includes the safety management system for employees, the vehicle management system, the management system for transportation organization, and the work safety operation procedures.
In addition, we have set up a production safety management organization, a safety, compliance and sustainability committee, a safety leadership team and a safety management department to comprehensively oversee the production safety. We have also established a production safety target responsibility assessment and reward and punishment system to establish a long-term mechanism for safety target management and responsibility assessment to improve the level of production safety management and effectively prevent safety accidents.
We are committed to ensuring compliance with applicable laws and regulations related to occupational health and safety, such as the Law of the People’s Republic of China on the Prevention and Control of Occupational Diseases. We have accordingly formulated a Safeguard System for Occupational Health Measures to strengthen occupational health management and to protect the health and rights of our employees. We have established an internal occupational health management department to supervise and manage occupational health prevention and control work. In addition, we have established a management system for the provision and use of labor protective equipment to protect our employees from or mitigate occupational hazards during the production process. We have also conducted public first aid skills training to help employees master the skills of cardiopulmonary resuscitation (CPR) and the use of automated external defibrillators AEDs to safeguard life and health. During the Track Record Period and up to the Latest Practicable Date, we had complied in all material respects with the laws and regulations relating to safety in the workplace and had not identified any safety incidents that had a material adverse effect on our operations.
Development and Training
The growth of individual employees is the cornerstone of our development. To help new employees quickly adapt to the work environment, we have set up the Mentor system since 2018, focusing on one-on-one support to familiarize new employees with the office environment, understand our rules and regulations, and integrate into the team atmosphere. We have also created a technology sharing forum and conducted joint computer competitions with universities to ensure our team stays at the forefront of cutting-edge knowledge, thereby injecting continuous vitality into the Company’s innovation and development.
We encourage our employees to pursue continue learning and provide them with appropriate support. We offer comprehensive training and career development programs for our employees and have set up a mature promotion system to support their growth and career advancement.
Community Investment
In recent years, the public has become increasingly aware of corporate social responsibility and expects companies to consider the long-term development of the community in their operations, rather than focusing on short-term financial performance and shareholder returns. We are committed to contributing to our communities and understand the needs of the communities in which we operate. We have taken the following steps to support our community investment and charitable activities:

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Popularization of science and education activities:   Holding popularization lectures on automated driving combining static display and test-drive experience, National Science Popularization Day in Nansha District, National Science Popularization Day in Yuexiu District, and popularization activities for the 2024 summer study group in Qinghai. Up to now, we have organized a total of nearly 100  science popularization activities, with a total participation of over 30 thousand people.

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Public Donation:   In 2024, we organized a visit to the China Strong Angels Base in Beijing and raised more than RMB10 thousand to support the 25 athletes at the China Strong Angels Base to successfully complete the Straits Cup Baseball Tournament.

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Public Welfare and Environmental Protection:   Between 2023 and 2024, two World Earth Day environmental protection activities were organized to continuously strengthen environmental protection.

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Farming Initiative:   We have set up a fruit auction for farmers at the annual meeting in the last two years, and purchase fruit for farmers to set up a tea break at the Family Day event in 2024.

Anti-Corruption and Anti-Bribery
We abide by the code of business conduct and conduct our business in a manner consistent with ethical business standards, such as legality, fairness and integrity, and we have zero tolerance for any form of bribery or corruption. To this end, we have formulated an Anti-Bribery and Anti-Corruption Policy to regulate our daily business activities, which is monitored by our Ethics Committee.
We provide training on integrity and compliance topics to our employees to ensure that they are aware of the relevant policies and comply with applicable laws and regulations in the course of conducting business. In addition, we have a whistle-blowing mailbox to encourage all employees and third parties to report any corruption, malpractice and irregularities. We maintain strict confidentiality regarding the identity and contact information of the reporting person and prohibit any form of retaliation against those who seek advice, whistleblowers, or individuals who refuse to participate in irregularities.
Supply Chain Management
Our suppliers are categorized into strategic suppliers, key suppliers, preferred suppliers and general suppliers. To standardize the introduction, management and evaluation of suppliers, we have formulated internal systems such as the Supplier Management Regulations, set up a Supply Chain Management Committee to review and approve work processes related to supplier management, and supervise and inspect supplier management.
For new suppliers, we have established clear supplier selection criteria, evaluated suppliers’ environmental and social responsibility, required them to obtain certifications such as ISO 9001, ISO 14001, and IATF 16949, and included anti-corruption clauses in agreements with suppliers to prevent collusion and fraud. In terms of supplier management, we conduct regular and temporary evaluations of our suppliers to identify and assess the business risks and ESG risks associated with our suppliers. We prioritize products that meet environmental requirements and regularly evaluate suppliers’ environmental and social performance. Suppliers who are evaluated as pending rectification and do not cooperate within a specified period or still fail to meet requirements after rectification will be eliminated.
Product Quality and Safety
Our products have been certified and tested by professional testing organizations. We have incorporated ISO 26262, ISO 9001, and IATF 16949 automotive industry quality management system standards into our business processes to communicate the reliability and effectiveness of our products to our customers. Our assisted driving technologies demonstrate a positive contribution to social responsibility in several dimensions, with safety benefits designed to reduce the risk of human error on the road, which is the leading cause of accidents and fatalities worldwide. We have comprehensive functional safety and redundancy safeguards, more

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than a thousand monitoring designs and multiple degradation strategies, and full-process quality and safety monitoring from pre-supply, production modification, and vehicle rollout. We design self-driving cars to operate more efficiently than human-driven cars by optimizing routes, maintaining steady speeds and avoiding sudden acceleration or braking.
As advised by our PRC Legal Advisor, according to the Civil Code (民法典) of the PRC, where harm is caused to any person due to product defect, the producer shall bear tort liability, and according to the Product Quality Law (產品質量法) of the PRC, where a product defect causes personal injury or damage to property, the producer shall be liable for compensation. Therefore, as advised by our PRC Legal Advisor, if our products (for example, Robotaxi vehicles) have product defects or malfunctions resulting in traffic accidents, the automobile producers and we (to the extent we produce any defective part leading to traffic accident) may be held liable for tort liability or compensation obligations. During the Track Record Period, there have been no reported instance of product defects or malfunctions resulting in traffic accidents.
As advised by our PRC Legal Advisor, according to the Measures for the Implementation of the Regulations on the Administration of the Recall of Defective Automobile Products (缺陷汽車召回管理條例) (the “Measures on Auto Recall”) of the PRC, if an automobile producer confirms that the automobile products are defective, it shall immediately stop producing and selling defective automobile products. As advised by our PRC Legal Advisor, according to the Measures on Auto Recall, in case that our products have defect or malfunction leading to product recall, the automobile producers and we (to the extent we produce any defective part leading to product recall) will need to (a) formulate a recall plan and file it with the State Administration for Market Regulation, (b) publish information on defective products and relevant information on recalls through newspapers, websites, radio, television, and other means that are easily accessible to the public, and (c) stop selling defective products and implement a recall of all defective products. In the event that such a product recall occurs, we may need to assist the relevant automobiles producers to, implement the product recall, and such product recall may impair our operating results and business and harm our reputation. During the Track Record Period, there were no reported instance of product defects or malfunctions resulting in product recall.
During the Track Record Period, we have procured and maintained a number of insurance policies necessary for the business operation of the Group to mitigate potential liabilities arising from the foregoing events, including (a) the compulsory traffic accident liability insurance, (b) new energy vehicle commercial liability insurance, and (c) the intelligent connected vehicle comprehensive liability insurance.
During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any material claim or penalty in relation to any product safety issues and false advertising incidents and had been in compliance the relevant laws and regulations in all material aspects.
PROPERTIES
Our principal executive office is located in Guangzhou, China, with an aggregate of 33,727 square meters, primarily for corporate administration as well as research and development.
We currently do not own any properties. As of June 30, 2025, we had also leased properties in Beijing, Shanghai, Shenzhen and some other cities in China, with a total of 36,011 square meters, primarily for office, research and development and fleet operation uses. In addition, we operate internationally with leased offices and facilities in the United States, including Fremont, California, with an aggregate of 36,403 square feet (equivalent to approximately 3,382 square meters). We believe that our current facilities are adequate to meet our current needs.
As of June 30, 2025, for three of our leased properties in Guangzhou and Shanghai with an aggregate gross floor area of approximately 27,512 square meters which is used for research, testing and maintenance of autonomous vehicles, the lessors had not provided us with documentation evidencing their title to the relevant leased properties, representing approximately 39.4% of the total gross floor area of our leased properties in the PRC. As of June 30, 2025, one leased property with an aggregate floor area of approximately 2,945 square

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meters were mortgaged by the owners before we entered into the lease agreement, representing for approximately 4.2% of the total gross floor area of our leased properties in the PRC.
As advised by our PRC Legal Advisor, without the documentation evidencing the title to the relevant leased properties or with the leased properties subject to pre-registered mortgage right, our use of these leased properties may be affected by third parties’ claims or challenges against these leases. As of the Latest Practicable Date, we have no plan of relocation with respect to the aforementioned leased properties. If the relevant PRC subsidiaries renting such properties were not able to continue using such properties due to the title defects or because the mortgage is enforced, we believe we are able to identify alternative leasing of other suitable properties in the same locality in a timely manner. As of the Latest Practicable Date, we were not aware of any challenges initiated by third parties against our use of these properties.
As of June 30, 2025, 14 of our lease agreements for our leased properties in China had not been registered with the relevant PRC regulatory authorities. These properties have an aggregate gross floor area of approximately 54,965 square meters, accounting for approximately 78.8% of the total gross floor area of our leased properties in the PRC.
As advised by our PRC Legal Advisor, failure to complete the registration and filing of lease agreements will not affect the validity of the lease agreements or result in us being required to vacate the leased properties. However, the relevant PRC authorities may impose a fine ranging from RMB1,000 to RMB10,000 for each unregistered lease. The aggregate maximum penalty may be imposed on us for the non-compliance relating to the registration and filing of lease agreements is RMB140,000. As advised by our PRC Legal Advisor, if we rectify such non-compliance or pay the fines within the period prescribed by the local governmental authorities, the risk of us being prosecuted by the local governmental authorities is non-substantial.
Besides, as of the Latest Practicable Date, we had not obtained the requisite regulatory approvals for the construction nor completed the fire protection filings under the PRC law for the renovation and decoration works of one of our leased workshops for vehicle modification in Guangzhou (“Leased Workshop for Vehicle Modification”), primarily because the lessors had not provided us with the documentation evidencing their title to the Leased Workshop for Vehicle Modification. The construction, renovation and decoration works had been completed as of the Latest Practicable Date. As advised by our PRC Legal Advisor, failure to obtain such approvals or complete such filings may subject us to legal sanctions, such as fines (including, without limitation, (i) a fine of up to 10% of the cost of the construction project for failure to obtain the permit for a planned construction project, (ii) a fine of approximately RMB50,000 for failure to obtain the requisite regulatory approval for construction, (iii) a fine of approximately RMB100,000 for failure to complete the inspection and acceptance upon completion of the construction works, and (iv) a fine of approximately RMB5,000 for failure to complete the fire safety acceptance filing) and orders to rectify within a prescribed period. As of the Latest Practicable Date, we have passed all mandatory annual fire safety inspections conducted by the property management companies, and no safety incidents have occurred. Furthermore, credit reports issued by the relevant governmental authorities indicate that no administrative penalties were recorded against us during the Track Record Period in relation to investment and construction, work safety, fire safety, or public health matters concerning the Leased Workshop for Vehicle Modification. As of the Latest Practicable Date, the premises of the Leased Workshop for Vehicle Modification are equipped with the essential facilities, utilities and fire safety measures and are safe for occupation. As advised by our PRC Legal Advisor, if we pay the applicable fines within the period prescribed by the local governmental authorities and rectify the foregoing non-compliance, the risk of us being prosecuted by the local governmental authorities is non-substantial. For the avoidance of doubt, as of the Latest Practicable Date, we have not received any fines in connection with our renovation and decoration works of the Leased Workshop for Vehicle Modification.
See “Risk Factors — Risks Related to Our Business and Industry — We face certain risks relating to our leased properties.”
LEGAL PROCEEDINGS AND COMPLIANCE
As advised by our PRC Legal Advisor, during the Track Record Period and up to the Latest Practicable Date, we had not been involved in any actual or pending legal, arbitration or administrative proceedings

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(including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation and compliance.
As advised by our PRC Legal Advisor, during the Track Record Period and up to the Latest Practicable Date, we had not been and were not involved in any material noncompliance incidents that have led to fines, enforcement actions or other penalties that could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.
LICENSES AND PERMITS
The following tables set forth the details of all the valid and material licenses and permits maintained by us as at the Latest Practicable Date in each city where we offered services.
Beijing
Type of Activity	Name of License	Type of Vehicle	Number of License	Issuing Authority	Holder of License	Valid Period
With Safety Driver
Testing	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0054; [2024] No. 0074; [2025] No. 0013	Beijing High-Level Autonomous Driving Demonstration Zone Office	Beijing (YX) Pony	From September 30, 2024 to September 9, 2026
	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0055	Beijing High-Level Autonomous Driving Demonstration Zone Office	Shanghai (YX) Pony	From September 30, 2024 to March 29, 2026
Public Facing	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0054	Beijing High-Level Autonomous Driving Demonstration Zone Office	Beijing (YX) Pony	From September 30, 2024 to March 29, 2026
	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0054; [2024] No. 0055	Beijing High-Level Autonomous Driving Demonstration Zone Office	Shanghai (YX) Pony	From September 30, 2024 to March 29, 2026
Commercial	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0054; [2025] No. 0024; [2025] No. 0014; [2025] No. 0030; [2025] No. 0012; [2025] No. 0011	Beijing High-Level Autonomous Driving Demonstration Zone Office	Beijing (YX) Pony	From September 30, 2024 to September 27, 2026
	Notice on Conducting Road Testing of Intelligent Connected Vehicles by Beijing Pony Truck Technology Co., Ltd. (關於北京小馬智卡科技有限公司開展智能網聯汽車道路測試的通知)	Robotruck	[2024] No. 0071	Beijing High-Level Autonomous Driving Demonstration Zone Office	Beijing Pony Truck Technology Co., Ltd.	From December 23, 2024 to June 22, 2026
	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0055	Beijing High-Level Autonomous Driving Demonstration Zone Office	Shanghai (YX) Pony	From September 30, 2024 to March 29, 2026

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Type of Activity	Name of License	Type of Vehicle	Number of License	Issuing Authority	Holder of License	Valid Period
	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2025] No. 0004; [2025] No. 0005	Beijing High-Level Autonomous Driving Demonstration Zone Office	Beijing (YX) Pony	From December 31, 2024 to June 30, 2026
Driverless
Testing	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0054; [2024] No. 0066	Beijing High-Level Autonomous Driving Demonstration Zone Office	Beijing (YX) Pony	From September 30, 2024 to March 29, 2026
	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0055	Beijing High-Level Autonomous Driving Demonstration Zone Office	Shanghai (YX) Pony	From September 30, 2024 to March 29, 2026
	Notice on Conducting Road Testing of Intelligent Connected Vehicles by Beijing Pony Truck Technology Co., Ltd. (關於北京小馬智卡科技有限公司開展智能網聯汽車道路測試的通知)	Robotruck	[2024] No. 0071	Beijing High-Level Autonomous Driving Demonstration Zone Office	Beijing Pony Truck Technology Co., Ltd.	From December 23, 2024 to June 22, 2026
Public Facing	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0054	Beijing High-Level Autonomous Driving Demonstration Zone Office	Beijing (YX) Pony	From September 30, 2024 to March 29, 2026
	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0055	Beijing High-Level Autonomous Driving Demonstration Zone Office	Shanghai (YX) Pony	From September 30, 2024 to March 29, 2026
Commercial	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0054; [2024] No. 0064; [2024] No. 0069; [2025] No. 0004; [2025] No. 0005; [2025] No. 0024; [2025] No. 0030; [2025] No. 0012; [2025] No. 0011	Beijing High-Level Autonomous Driving Demonstration Zone Office	Beijing (YX) Pony	From September 30, 2024 to September 27, 2026
	Notice of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 0055	Beijing High-Level Autonomous Driving Demonstration Zone Office	Shanghai (YX) Pony	From September 30, 2024 to March 29, 2026

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Guangzhou
Type of Activity	Name of License	Type of Vehicle	Number of License	Issuing Authority	Holder of License	Valid Period
With Safety Driver
Testing	Guangzhou Municipal Notice of Road Testing for Intelligent Connected Vehicles (廣州市智能網聯汽車道路測試通知書)	Robotruck	[2024] No. 111	Guangzhou Intelligent Connected Vehicle Road Testing Office	Guangzhou (HX) Pony	From December 27, 2024 to December 26, 2025
	Guangzhou Municipal Notice of Road Testing for Intelligent Connected Vehicles (廣州市智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 112; [2025] No. 6; [2025] No. 7; [2025] No. 8; [2025] No. 13; [2025] No. 14	Guangzhou Intelligent Connected Vehicle Road Testing Office	Guangzhou (ZX) Pony	From December 27, 2024 to May 12, 2026
		Robotruck	[2024] No. 111
	Guangzhou Municipal Notice of Road Testing for Intelligent Connected Vehicles (廣州市智能網聯汽車道路測試通知書)	Robotruck	[2024] No. 111	Guangzhou Intelligent Connected Vehicle Road Testing Office	Intelligent Logistics	From December 27, 2024 to December 26, 2025
Public Facing	Notice of Qualification for Pilot Operation of Intelligent Connected Vehicles in Nansha District (南沙區智能網聯汽車示範運營資格通知書)	Robotaxi	[2023] No. 001	Nansha District Bureau of Transportation, Guangzhou	Guangzhou (ZX) Pony; Guangzhou (HX) Pony	From March 24, 2023 to November 30, 2025
	Notice of Qualification for Pilot Operation of Intelligent Connected Vehicles in Nansha District (南沙區智能網聯汽車示範運營資格通知書)	Robotruck	[2023] No. 003	Nansha District Bureau of Transportation, Guangzhou	Intelligent Logistics; Guangzhou (HX) Pony; Guangzhou (ZX) Pony	From December 29, 2023 to June 24, 2026
	Notice of Qualification for Pilot Operation of Intelligent Connected Vehicles in Nansha District (南沙區智能網聯汽車示範運營資格通知書)	Robotaxi	[2025] No. 001	Nansha District Bureau of Transportation, Guangzhou	Guangzhou (ZX) Pony; Guangzhou (HX) Pony; Guangzhou ComfortDelGro Corporate Development Co., Ltd.	From May 14, 2025 to November 30, 2025
	Notice on the Issuance of Taxi Identification Plates for Pilot Application of Intelligent Connected Vehicles in Nansha District (關於頒發南沙區智能網聯汽車示範應用出租車標誌牌的通知)	Robotaxi	/	Nansha District Bureau of Transportation, Guangzhou	Guangzhou (ZX) Pony; Guangzhou (HX) Pony	From January 25, 2023 to November 30, 2025

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Type of Activity	Name of License	Type of Vehicle	Number of License	Issuing Authority	Holder of License	Valid Period
Driverless
Testing	Guangzhou Municipal Notice of Road Testing for Intelligent Connected Vehicles (廣州市智能網聯汽車道路測試通知書)	Robotruck	[2024] No. 111 (2024年第111號)	Guangzhou Intelligent Connected Vehicle Road Testing Office	Guangzhou (HX) Pony	From December 27, 2024 to December 26, 2025
	Guangzhou Municipal Notice of Road Testing for Intelligent Connected Vehicles (廣州市智能網聯汽車道路測試通知書)	Robotaxi	[2024] No. 112; [2025] No. 6; [2025] No. 7; [2025] No. 8; [2025] No. 13	Guangzhou Intelligent Connected Vehicle Road Testing Office	Guangzhou (ZX) Pony	From December 27, 2024 to May 12, 2026
	Guangzhou Municipal Notice of Road Testing for Intelligent Connected Vehicles (廣州市智能網聯汽車道路測試通知書)	Robotruck	[2024] No. 111	Guangzhou Intelligent Connected Vehicle Road Testing Office	Intelligent Logistics	From December 27, 2024 to December 26, 2025
Public Facing	Notice of Qualification for the Driverless Commercial Mixed-Traffic Pilot Program in Nansha District (南沙區無人商業化混行試點資格通知書)	Robotaxi	Sui Nan Gongxin Han [2023] No. 177	Nansha District Bureau of Industry and Information Technology, Guangzhou; Nansha District Bureau of Transportation, Guangzhou; Nansha District Branch of Guangzhou Public Security Bureau	Guangzhou (HX) Pony	From December 28, 2023 to November 30, 2025
	Vehicle Admission Notice for the Driverless Commercial Mixed-Traffic Pilot (Pilot Application) in Nansha District (南沙區無人商業化混行試點(示範應用)車輛準入通知書)	Robotaxi	Sui Nan Gongxin Han [2024] No. 56; Sui Nan Gongxin Han [2024] No. 93	Nansha District Bureau of Industry and Information Technology, Guangzhou; Nansha District Bureau of Transportation, Guangzhou; Nansha District Branch of Guangzhou Public Security Bureau	Guangzhou (HX) Pony; Guangzhou (ZX) Pony	From May 29, 2024 to November 30, 2025
	Notice of Qualification for the Driverless Commercial Mixed-Traffic Pilot Program in Nansha District	Robotaxi	Sui Nan Gongxin Han [2023] No. 177	Nansha District Bureau of Industry and Information Technology, Guangzhou; Nansha District Bureau of Transportation, Guangzhou; Nansha District Branch of Guangzhou Public Security Bureau	Guangzhou (ZX) Pony	From December 28, 2023 to November 30, 2025

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Type of Activity	Name of License	Type of Vehicle	Number of License	Issuing Authority	Holder of License	Valid Period
Commercial	Vehicle Admission Notice for the Driverless Commercial Mixed-Traffic Pilot (Pilot Operation) in Nansha District (南沙區無人商業化混行試點(示範運營)車輛準入通知書)	Robotaxi	Sui Nan Gongxin Han [2024] No. 92; Sui Nan Gongxin Han [2024] No. 114	Nansha District Bureau of Industry and Information Technology, Guangzhou; Nansha District Bureau of Transportation, Guangzhou; Nansha District Branch of Guangzhou Public Security Bureau	Guangzhou (HX) Pony; Guangzhou (ZX) Pony	From August 26, 2024 to November 30, 2025
	Vehicle Admission Notice for the Driverless Commercial Mixed-Traffic Pilot (Pilot Operation) in Nansha District (南沙區無人商業化混行試點(示範運營)車輛準入通知書)	Robotaxi	Sui Nan Gongxin Han [2024] No. 114	Nansha District Bureau of Industry and Information Technology; Guangzhou, Nansha District Bureau of Transportation; Guangzhou Nansha District Branch of Guangzhou Public Security Bureau	Guangzhou (HX) Pony	From November 20, 2024 to November 30, 2025
Other Qualifications
Taxi Passenger Transport	Bid Award Notice for Taxi Capacity Quota in Nansha District, Guangzhou (廣州市南沙區出租車運力指標《中標通知書》)	Robotaxi	Chenggui Zhao [2022] No. 013	Tenderer: Nansha District Bureau of Transportation, Guangzhou	Guangzhou (ZX) Pony	From April 19, 2022 to April 18, 2027
	Road Transport Operation Permit (道路運輸經營許可證)	Robotaxi	Yue Jiaoyunguan Xuke Suizi No. 44011509528	Nansha District Bureau of Transportation, Guangzhou	Guangzhou (ZX) Pony	From April 24, 2022 to Valid Indefinitely
General Cargo Road Transport and Dedicated Cargo Transport (Containers)	Road Transport Operation Permit (道路運輸經營許可證)	Robotruck	Yue Jiaoyunguan Xuke Suizi No. 440100136408	Nansha District Bureau of Transportation, Guangzhou	Intelligent Logistics	From April 9, 2025 to April 8, 2029

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Shanghai
Type of Activity	Name of License	Type of Vehicle	Number of License	Issuing Authority	Holder of License	Valid Period
With Safety Driver
Testing	Shanghai (YX) Pony’s Self-Declaration on the Safety of Road Testing for Intelligent Connected Vehicles (小馬易行科技(上海)有限公司開展智能網聯汽車道路測試安全性自我聲明)	Robotaxi	/	Shanghai Commission of Economy and Informatization	Shanghai (YX) Pony	From February 1, 2025 to July 31, 2026
Commercial	Notice of Pilot Operation for Intelligent Connected Vehicles (智能網聯汽車示範運營通知書)	Robotaxi	/	Shanghai Transportation Commission	Shanghai (YX) Pony	From May 16, 2024 to May 15, 2025 (Renewed by below license of Notice on Conducting Pilot Operations of Intelligent Connected Vehicles (關於開展智能網聯汽車示範運營的通知))
Commercial	Notice on Conducting Pilot Operations of Intelligent Connected Vehicles (關於開展智能網聯汽車示範運營的通知)	Robotaxi	/	Shanghai Transportation Commission	Shanghai (YX) Pony	From June 16, 2025 to June 15, 2026
Driverless
Testing	Shanghai (YX) Pony’s Self-Declaration on the Safety of Remote Safety Operator Road Testing for Intelligent Connected Vehicles in Jiading District (小馬易行科技(上海)有限公司開展嘉定區智能網聯汽車遠程安全員道路測試安全性自我聲明)	Robotaxi	/	Jiading District Task Force for Promoting Innovative Applications of Intelligent Connected Vehicles	Shanghai (YX) Pony	From December 30, 2024 to September 17, 2026
Public Facing	Confirmation of Shanghai (YX) Pony’s Self-Declaration on the Safety of Driverless Intelligent Connected Vehicle Pilot Application (關於對小馬易行科技(上海)有限公司無駕駛人智能網聯汽車示範應用安全性自我聲明的確認)	Robotaxi	/	Pudong New Area Science and Economy Commission of Shanghai	Shanghai (YX) Pony	From June 21, 2024 to December 20, 2025
Commercial	Notification of Administrative Affirmation from Shanghai Municipal Transportation Authority (上海市交通行政確認告知書)	Robotaxi	Hujiao Ke Quezi (2025) No. 00003	Shanghai Transportation Commission	Shanghai (YX) Pony	From August 21, 2025 to August 20, 2026

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Shenzhen
Type of Activity	Name of License	Type of Vehicle	Number of License	Issuing Authority	Holder of License	Valid Period
With Safety Driver
Testing	Self-Declaration on the Safety of Highway Road Testing for Intelligent Connected Vehicles (智能網聯汽車高速公路道路測試安全性自我聲明)	Robotaxi	[2025] No. 010	Joint Working Group on Road Testing and Pilot Application of Intelligent Connected Vehicles in Shenzhen (Seal Affixed by the Municipal Transportation Bureau)	Shenzhen (YX) Pony	From June 29, 2025 to June 28, 2026
	Self-Declaration on the Safety of Road Testing for Intelligent Connected Vehicles (智能網聯汽車道路測試安全性自我聲明)	Robotaxi	[2025] No. 001	Joint Working Group on Road Testing and Pilot Application of Intelligent Connected Vehicles in Shenzhen (Seal Affixed by the Municipal Transportation Bureau)	Shenzhen (YX) Pony	From March 24, 2025 to September 23, 2026
Commercial	Notice of Commercial Operation Pilot Program for Intelligent Connected Vehicles (智能網聯汽車商業化運營試點通知書)	Robotaxi	/	Joint Working Group on the Administration of Intelligent Connected Vehicles in Nanshan District (Seal Affixed by the Nanshan District Science and Technology Innovation Bureau of Shenzhen)	Shenzhen (YX) Pony	From March 25, 2025 to September 25, 2026
Driverless
Public Facing	Self-Declaration on the Safety of Driverless Pilot Application for Intelligent Connected Vehicles (智能網聯汽車無人示範應用安全性自我聲明)	Robotaxi	[2025] No. 009	Joint Working Group on Road Testing and Pilot Application of Intelligent Connected Vehicles in Shenzhen (Seal Affixed by the Municipal Transportation Bureau)	Shenzhen (YX) Pony	From June 27, 2025 to June 26, 2026
Commercial	Notice of Driverless Commercial Pilot Program for Intelligent Connected Vehicles (智能網聯汽車無人商業化試點通知書)	Robotaxi	/	Joint Working Group on Intelligent Connected Vehicles in Bao’an District (Seal Affixed by the Bao’an District Development and Reform Bureau of Shenzhen)	Shenzhen (YX) Pony	From September 22, 2025 to March 31, 2027

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Qingdao
Type of Activity	Name of License	Type of Vehicle	Number of License	Issuing Authority	Holder of License	Valid Period
General Cargo Transport, Dedicated Cargo Transport (Containers), and Transport of Oversized Goods	Road Transport Operation Permit (道路運輸經營許可證)	Robotruck	Lu Jiaoyunguan Xuke Qingzi No. 370203099372	Bureau of Administrative Examination and Approval Services, Qingdao	Qingdao Cyantron	From September 30, 2022 to September 29, 2026
Tianjin
Type of Activity	Name of License	Type of Vehicle	Number of License	Issuing Authority	Holder of License	Valid Period
With Safety Driver
Public Facing	Self-Declaration on the Safety of Pilot Application of Intelligent Connected Vehicles (智能網聯汽車示範應用安全性自我聲明)	Robotruck	[2025] No. 003; [2025] No. 004	Tianjin Transportation Commission; Tianjin Bureau of Industry and Information Technology; Tianjin Public Security Bureau	Beijing Pony Truck Technology Co., Ltd.	From May 26, 2025 to May 25, 2026
All licenses and permits referenced above that are about to expire are either under renewal or will be renewed in line with our operational requirements. We have established ongoing monitoring procedures to track the validity of our licenses and permits and will duly renew them in a timely manner in accordance with applicable regulatory requirements and business needs. As advised by our PRC Legal Advisor, as of the date of the Listing Application, there is no legal impediment for us to renew the soon-to-expire licenses and permits (if any), provided that we comply with the applicable rules and regulations in the course of our business operation and meet the substantive requirements and follow the renewal procedures in a timely manner.
As advised by our PRC Legal Advisor, during the Track Record Period and up to the Latest Practicable Date, we had obtained all material licenses, permits, approvals and certificates necessary to conduct our actual business operations from the relevant government authorities in the PRC, and such licenses, permits, approvals and certificates remained in full effect.
Under the national regulatory framework for intelligent connected vehicles, a number of Tier-2 cities in the PRC have established licensing systems covering (i) road testing activities, (ii)  public-facing operations, and (iii) commercial operations, which are largely consistent across these cities. For instance, in Tier-2 cities where we do not currently operate, including Chongqing, Chengdu, Dalian, Wuhan and Hefei, the relevant authorities issue road testing notices (智能網聯汽車道路測試通知書) for road-testing activities and permit public-facing and commercial operations based on a filed Self-Declaration on the Safety of Intelligent Connected Vehicle (智能網聯汽車安全性自我聲明). In certain Tier-2 cities, such as Wuhan and Hefei, the relevant authorities issue Notice of Pilot Operation for Intelligent Connected Vehicles (智能網聯汽車示範應用通知書) for public-facing operations. Additionally, cities including Chongqing, Wuhan, and Hefei issue Notice of Commercial Operation Pilot Program for Intelligent Connected Vehicles (智能網聯汽車商業化運營試點通知書) for commercial operations. As of the Latest Practicable Date, we have not obtained any robotaxi permit in Tier-2 cities.

BUSINESS

RISK MANAGEMENT AND INTERNAL CONTROL
We have established and currently maintain risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations. We are dedicated to continuously improving these systems. We have adopted and implemented risk management policies in various aspects of our business operations. Our Board of Directors is responsible for the establishment and updating of our internal control systems, while our senior management monitors the daily implementation of the internal control procedures and measures with respect to each subsidiary and functional department.
In preparation for the [REDACTED], we have engaged an independent third party consultant (the “Internal Control Consultant”) to perform a review over selected areas of our internal controls over financial reporting (the “Internal Control Review”) and a follow-up review (the “Follow-up Review”) during the period from February 2025 to April 2025. The Internal Control Review and the Follow-up Review performed by the Internal Control Consultant constituted a Long Form Report engagement pursuant to the relevant technical bulletin AATB1 issued by the Hong Kong Institute of Certified Public Accountants. The scope of the Internal Control Review performed by the Internal Control Consultant was agreed in advance between us, the Joint Sponsors and the Internal Control Consultant. The selected areas of the internal controls over financial reporting that were reviewed by the Internal Control Consultant included entity-level controls and business process level controls, covering revenue and receivables, purchases and payables, inventories, payroll, assets management, treasury, insurance, financial reporting, taxation, contract management, general controls of information technology, research and development, intellectual property and trademark management. The Internal Control Consultant performed the Follow-up Review in April 2025 to review the status of the actions taken by the Company to address the findings of the Internal Control Review. The Internal Control Consultant did not have any further recommendation in the Follow-up Review. The internal control review was conducted based on information provided by us and no assurance or opinion on internal controls was expressed by the Internal Control Consultant. On this basis, our Directors are of the view that the measures adopted for enhancing our internal control over financial reporting are adequate and effective in this context.
AWARDS AND RECOGNITIONS
Award/Recognition	Award Authority	Award Year
2023 Guangzhou Unicorn Innovative Companies (2023年廣州獨角獸創新企業)	Guangzhou Association of Science and Technology Innovation Enterprises (廣州市科技創新企業協會)	2023
2023 Autonomous Driving Commercialization Benchmarking Award (2023年度自動駕駛商業化落地標桿獎)	ICVS China Automatic Driving Conference Committee (ICVS中國自動駕駛年會組委會)	2023
Hurun Global Unicorn Index 2023 (2023胡潤全球獨角獸榜)	The Hurun Research Institute (胡潤研究院)	2023
2023 Top 50 Outstanding Enterprises in Innovation and Development (2023年度優秀企業創新發展50強)	Shanghai Jiading District People’s Government (上海市嘉定區人民政府)	2024
Landmark Advances in Intelligent Connected Vehicles (智慧網聯汽車領域年度標誌性進展技術)	Society of Automotive Engineers of China (中國汽車工程學會)	2024
2024 Forbes China Top 50 Artificial Intelligence Technology Companies (2024福布斯中國人工智慧科技企業TOP 50)	Forbes China (福布斯中國)	2024
2024 Fortune China Top 50 Techs (2024年《財富》中國科技50強)	Fortune China (《財富》中國)	2024

DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS
Our Board of Directors consists of seven Directors, comprising two executive Directors, two non-executive Directors and three independent non-executive Directors. The table below sets forth certain information in respect of the members of the Board:
Name	Age	Date of joining our Group	Date of appointment as Director	Position	Roles and responsibilities
Executive Directors
Dr. Jun Peng (彭軍)	[51]	November 2016	November 2016	Chairman of the Board and Chief Executive Officer	Responsible for overall strategic planning, business development, overall operations and management
Dr. Tiancheng Lou (樓天城)	[39]	November 2016	March 2017	Executive Director and Chief Technology Officer	Responsible for overall research and development, and management of product and technology initiatives of our Group
Non-executive Directors
Mr. Fei Zhang (張斐)	[52]	December 2017	December 2017	Non-executive Director	Responsible for providing professional advice to the Board
Mr. Takeo Hamada	[57]	October 2023	October 2023	Non-executive Director	Responsible for providing professional advice to the Board
Independent Non-executive Directors
Mr. Jackson Peter Tai (戴國良)	[75]	November 2024	November 2024	Independent non-executive Director	Responsible for providing independent opinion and judgment to the Board
Dr. Mark Qiu (邱子磊)	[61]	November 2024	November 2024	Independent non-executive Director	Responsible for providing independent opinion and judgment to the Board
Ms. Asmau Ahmed	[46]	November 2024	November 2024	Independent non-executive Director	Responsible for providing independent opinion and judgment to the Board
Executive Directors
Dr. Jun Peng (彭軍), aged [51], is our Chairman of the Board and Chief Executive Officer. Dr. Peng is responsible for overall strategic planning, business development, operations and management of the Group.
Prior to co-founding the Group, Dr. Peng served as the Chief Architect at Baidu (a company listed on both the Stock Exchange and Nasdaq, Nasdaq: BIDU, HKEX: 9888) from November 2011 to November 2016, in charge of the research and development of Baidu’s autonomous driving unit. Prior to that, Dr. Peng worked as a software engineer at Alphabet Inc. (a company listed on the Nasdaq, Nasdaq:

DIRECTORS AND SENIOR MANAGEMENT

GOOGL, GOOG) from August 2005 to November 2011. Dr. Peng has also served as non-executive director of PonyLink Co., Ltd. (a company listed on the Korea Exchange, KOSDAQ: 064800) since March 2024.
Dr. Peng obtained a bachelor’s degree in civil engineering from Tsinghua University (清華大學) in the PRC in July 1996, a master’s degree in civil engineering from the State University of New York-Buffalo in the United States in September 1998, and a doctorate degree in civil and environmental engineering from Stanford University in the United States in January 2003.
Dr. Tiancheng Lou (樓天城), aged [39], is our executive Director and Chief Technology Officer. Dr. Lou is responsible for overall research and development, and management of product and technology initiatives of our Group.
Prior to co-founding the Group, Dr. Lou worked at Baidu (a company listed on both the Stock Exchange and Nasdaq, Nasdaq: BIDU, HKEX: 9888) from April 2016. Prior to that, Dr. Lou worked at Quora as a software engineer from January 2016. Dr. Lou served as an engineer at Alphabet Inc. (a company listed on the Nasdaq, Nasdaq: GOOGL, GOOG) from October 2012 to January 2016 and joined their autonomous driving unit. Dr. Lou is widely recognized as a top computer programmer, having been a 16-year medalist in the TopCoder competitions and a two-time champion of the global programming competition Google Code Jam.
Dr. Lou obtained a bachelor’s degree in computer science in the PRC in July 2008 and a doctorate degree in computer science in computer science from Tsinghua University (清華大學) in June 2012.
Non-executive Directors
Mr. Fei Zhang (張斐), aged [52], is our non-executive Director, and is responsible for providing professional advice to the Board. Mr. Zhang has been appointed as our Director since December 2017.
Mr. Zhang has over 20 years of venture capital experience, with a focus in the areas of AI/cloud computing, social/digital media and entertainment, and electric vehicle/autonomous driving. He was a partner at Ceyuan Ventures (策源創投) in Beijing from 2004 to 2007, where he initiated and led several investments. Since January 2011, Mr. Zhang was a partner at 5Y Capital (五源資本) (formerly known as Morningside Venture Capital). Around 2016, he founded and has been a fund manager and the Responsible Officer of Neumann Advisory Hong Kong Limited, a SFC Type 9 licensed corporation. Mr. Zhang has been serving as a director of Kuaishou Technology (a company listed on the Stock Exchange, HKEX: 1024) since February 2014 and re-designated as a non-executive director since November 2020, where he is primarily responsible for participating in the formulation of business plans and strategic and major decisions.
Mr. Zhang received his bachelor’s degree in engineering in automation and control from Shanghai Jiao Tong University (上海交通大學) in Shanghai, the PRC, in July 1994 and his MBA from the China Europe International Business School (中歐國際工商學院) in Shanghai, the PRC, in May 1999.
Mr. Takeo Hamada, aged [57], is our non-executive Director, and is responsible for providing professional advice to the Board. Mr. Hamada has been appointed as our Director since October 2023.
Mr. Hamada joined Toyota Motor Corporation (a company listed on the New York Stock Exchange, NYSE: TM (“TMC”)) in April 1991. Mr. Hamada was dispatched to Toyota Motor North America, Inc from January 2012 to January 2015, where he was responsible for electrical and electronic engineering development. Upon his return in January 2015, Mr. Hamada joined the IVI system development division, where he was promoted to general manager in April 2016. Mr. Hamada later served as the general manager of the connected management division from January 2021 to January 2022. He then joined Toyota Motor (China) Investment Co., Ltd. in January 2022 and has been serving as the executive vice president since then. Mr. Hamada currently also serves as the project manager of TMC.
Mr. Hamada obtained a bachelor’s degree in engineering from Kobe University in Japan in March 1991.

DIRECTORS AND SENIOR MANAGEMENT

Independent Non-executive Directors
Mr. Jackson Peter Tai (戴國良), aged [75], was appointed as our independent non-executive Director in November 2024 and is responsible for providing independent opinion and judgment to the Board.
Mr. Tai has been serving as the independent non-executive director of WuXi Biologics (Cayman) Inc. (藥明生物技術有限公司) (a company listed on the Stock Exchange, HKEX: 2269) since May 2023, the director of SEED Therapeutics, Inc. since June 2023 and the director of Novita Pharmaceuticals, Inc. since January 2023. He previously served as director of Mastercard Inc (a company listed on the New York Stock Exchange, NYSE: MA) from September 2008 to May 2023, Eli Lilly and Company (a company listed on the New York Stock Exchange, NYSE: LLY) from November 2013 to May 2023 and HSBC Holdings plc (a company listed on the London Stock Exchange, Stock Exchange and New York Stock Exchange, LDN: HSBA, HKEX: 0005, NYSE: HSBC) from September 2016 to April 2023. Prior to that, Mr. Tai held various key positions in DBS Group Holdings Limited and DBS Bank Limited from 1999 to December 2007, including vice chairman, chief executive officer, chief operating officer, president and chief financial officer. Prior to that, Mr. Tai worked for 25 years in the investment banking division of J.P. Morgan & Co. Incorporated.
Mr. Tai obtained a bachelor of science degree in management from Rensselaer Polytechnic Institute in the United States in June 1972 and a master’s degree in business administration from Harvard University in the United States in June 1974.
Dr. Mark Qiu (邱子磊), aged [61], was appointed as our independent non-executive Director in November 2024 and is responsible for providing independent opinion and judgment to the Board.
Dr. Qiu founded China Renaissance Capital Investment (崇德投資), an alternative investment manager and promoter of private equity investment funds focused on Chinese and China-related businesses in 2005 and is its chief executive officer and founding managing partner. During the usual course of business of China Renaissance Capital Investment for its equity investment, Dr. Qiu gained the financial management expertise through review of the financial statements of potential target companies which are listed companies. Prior to that, Dr. Qiu joined CNOOC Limited (中國海洋石油總公司), a company principally engaged in the exploration, development and production of oil and gas and the shares of which are listed on the Stock Exchange and the Shanghai Stock Exchange (HKEX: 0883, SSE: 600938) from 2001 to March 2005, and served as the chief financial officer and senior vice president. From 2011 to May 2022, Dr. Qiu also served as an independent director at Best Inc., a logistics company the shares of which are listed on the New York Stock Exchange (NYSE: BEST).
In addition to the aforementioned roles, Dr. Qiu was also the chairman of the audit committee of Best Inc., through which he has gained the financial management expertise required under Rule 3.10(2) of the Listing Rules. During Dr. Qiu’s term as the chairman of the audit committee of Best Inc., Dr. Qiu was extensively involved in:
(i)
Best Inc.’s financial management, including participating in periodic financial reviews, annual financial audits and reporting; and

(ii)
working closely with Best Inc. in the review of their financial statements, public documents disclosures, and other related financial documents published on the New York Stock Exchange, including reviewing the company’s financial and accounting policies and practices, reviewing the queries raised by the auditor to the management about accounting record, financial accounts and management `s response.

Dr. Qiu obtained a doctorate degree in decision science from the University of Texas at Arlington in the United States in December 1990, and a master’s degree in business administration from the Massachusetts Institute of Technology in the United States in June 1998.
Ms. Asmau Ahmed, aged [46], was appointed as our independent non-executive Director in November 2024 and is responsible for providing independent opinion and judgment to the Board.

DIRECTORS AND SENIOR MANAGEMENT

Ms. Ahmed currently serves as a director at QuinStreet, Inc. (a company listed on the Nasdaq, Nasdaq: QNST) since July 2021. Prior to that, Ms. Ahmed served as a director, product management at Google LLC, a subsidiary of Alphabet Inc. (a company listed on the Nasdaq, Nasdaq: GOOGL, GOOG) from 2021 to April 2024, served at Bank of America (a company listed on the New York Stock Exchange, NYSE: BAC) from September 2018 to July 2021, and served as a senior director, customer program at Capital One (a company listed on the New York Stock Exchange, NYSE: COF) from September 2016 to March 2018. Ms. Ahmed founded Plum Perfect (which was launched in 2014) and was the chief executive officer of Plum Perfect prior to joining Capital One. Earlier in her career, Ms. Ahmed served at and was later promoted as a manager of Deloitte from July 2005 to September 2012. She has also been a member of the board of advisors of the Yale Entrepreneurial Society.
Ms. Ahmed obtained a bachelor’s degree in engineering from the University of Virginia in the United States in May 2000 and a master’s degree in business administration from Columbia Business School in the United States in May 2006.
SENIOR MANAGEMENT
Our senior management is responsible for the day-to-day management of our business. The table below shows certain information in respect of the senior management of our Company:
Name	Age	Date of joining our Group	Date of appointment as senior management	Position	Roles and Responsibilities
Dr. Jun Peng (彭軍)	[51]	November 2016	November 2016	Chairman of the Board and Chief Executive Officer	Responsible for overall strategic planning, business development, overall operations and management
Dr. Tiancheng Lou (樓天城)	[39]	November 2016	November 2016	Executive Director and Chief Technology Officer	Responsible for overall research and development, and management of product and technology initiatives of our Group
Dr. Haojun Wang (王皓俊)	[49]	December 2016	December 2016	Chief Financial Officer	Responsible for our corporate financing transactions, financial planning and management matters and human resources
Mr. Ning Zhang (張寧)	[39]	November 2017	November 2017	Vice president, head of autonomous driving system and head of the Beijing office	Responsible for management of our Beijing office and autonomous driving system
Mr. Hengyu Li (李衡宇)	[42]	March 2017	March 2017	Vice president and business unit lead of robotrucks	Responsible for overseeing our robotruck business

DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Date of joining our Group	Date of appointment as senior management	Position	Roles and Responsibilities
Dr. Luyi Mo (莫璐怡)	[37]	August 2018	August 2018	Vice president and head of the Guangzhou and Shenzhen offices	Responsible for management of our Guangzhou and Shenzhen offices as well as our robotaxi service and operation
Mr. Tian Gao (高天)	[40]	May 2021	May 2021	Vice president, chief of staff, general counsel and secretary of the Board	Responsible for furthering our corporate strategy, corporate finance, commercialization and other important company initiatives and heading the global legal and public relations teams
Dr. Jun Peng (彭軍), aged [51], is our Chairman of the Board and Chief Executive Officer. For details of his biography, please refer to the paragraph headed “— Board of Directors — Executive Directors” in this section.
Dr. Tiancheng Lou (樓天城), aged [39], is our executive Director and Chief Technology Officer. For details of her biography, please refer to the paragraph headed “— Board of Directors — Executive Directors” in this section.
Dr. Haojun Wang (王皓俊), aged [49], is our Chief Financial Officer, and is responsible for our corporate financing transactions, financial planning and management matters and human resources of the Group. Dr. Wang joined our Group in December 2016.
Prior to joining our Group, Dr. Wang served as an architect at Baidu (a company listed on both the Stock Exchange and Nasdaq, Nasdaq: BIDU, HKEX: 9888) from March 2014. Prior to that, Dr. Wang served as a software developer at IBM (a company listed on the New York Stock Exchange, NYSE: IBM) from December 2008. Earlier in his career, he worked at Shanghai Online since August 1998. Dr. Wang has also served as outside director of PonyLink Co., Ltd. (a company listed on the Korea Exchange, KOSDAQ: 064800) since March 2024.
Dr. Wang obtained a bachelor’s degree in information and control engineering from Shanghai Jiao Tong University (上海交通大學) in the PRC in July 1998 and a doctorate degree in computer science from the University of Southern California in the United States in May 2009.
Mr. Ning Zhang (張寧), aged [39], is our vice president, the head of autonomous driving system and the head of the Beijing office. He joined our Group in November 2017 and has been serving as vice president since then. Mr. Zhang is responsible for the management of the Beijing office and autonomous driving system.
Prior to joining our Group, Mr. Zhang served as an engineer at Google Canada Corp, a subsidiary of Alphabet Inc. (a company listed on the Nasdaq, Nasdaq: GOOGL, GOOG) from February 2015 to November 2017. Mr. Zhang studied under the tutelage of Academician Yao Qizhi, the only Turing Award winner in China, and was a member of the first Yao Class of Tsinghua University.
Mr. Zhang obtained a bachelor’s degree in computer science and technology from Tsinghua University (清華大學) in the PRC in July 2008 and a master’s degree in computer science from the University of Waterloo in Canada in June 2014.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Hengyu Li (李衡宇), aged [42], is our vice president and business unit lead of robotrucks. Mr. Li joined our group in March 2017 as a vice president. Mr Li established our Beijing R&D center from scratch, and is currently overseeing our robotruck business.
Prior to joining our Group, Mr. Li served as a senior engineer at Baidu (a company listed on both the Stock Exchange and Nasdaq, Nasdaq: BIDU, HKEX: 9888) from July 2008 to March 2017, where he worked in the autonomous driving unit. During his tenure, he was awarded the 2013 Baidu Top Prize (Million Dollar Prize).
Mr. Li obtained a bachelor’s degree in electronics and information technology and a master’s degree in communication and information system from Sichuan University (四川大學) in the PRC in July 2005 and June 2008, respectively.
Dr. Luyi Mo (莫璐怡), aged [37], is our vice president and head of the Guangzhou and Shenzhen offices. Dr. Mo joined our group in August 2018 as a vice president. Dr. Mo is responsible for management of our Guangzhou and Shenzhen offices as well as our robotaxi service and operation.
Prior to joining our Group, Dr. Mo worked as a senior software engineer at NetEase (a company listed on the Nasdaq and Stock Exchange, Nasdaq: NTES, HKEX: 9999) from December 2015 to August 2018, specializing in game engine development.
Dr. Mo obtained a bachelor’s degree in information and computing science from Zhejiang University (浙江大學) in the PRC in June 2011 and a doctorate degree in computer science from the University of Hong Kong in November 2016. During her university time, Dr. Mo received world champion at the 35th Annual ACM International Collegiate Programming Contest World Finals in 2011, making her the first female world champion from China since 1977.
Mr. Tian Gao (高天), aged [40], is our vice president, chief of staff, general counsel and our secretary of the Board. Mr. Gao joined our group in May 2021 as general counsel and secretary of the Board. Mr. Gao works closely with our Chief Executive Officer in furthering our corporate strategy, corporate finance, commercialization and other important company initiatives. He also heads our Chief Executive Officer’s office, global legal, internal control and compliance and public relations teams.
Mr. Gao has around 15 years of experience in legal practice. Prior to joining our Group, Mr. Gao worked at Cleary Gottlieb Steen & Hamilton LLP’s New York and Beijing offices from November 2010 to April 2021, during which period he served as an associate and then as a counsel. Mr. Gao has also served as outside director of PonyLink Co., Ltd. (a company listed on the Korea Exchange, KOSDAQ: 064800) since March 2024.
Mr. Gao obtained a bachelor’s degree in law from Renmin University of China (中國人民大學) in the PRC in July 2007, a master’s degree in law from the University of Pennsylvania in the United States in May 2008, and a J.D. degree from the University of Chicago in the United States in June 2010. Mr. Gao has been a member of the New York Bar since October 2009.
JOINT COMPANY SECRETARIES
Mr. Tian Gao was appointed as our joint company secretary in April 2025. For details of his biography, see “— Senior Management” above.
Mr. Tung Ching Raphael Ng (吳東澄), was appointed as our joint company secretary in April 2025. Mr. Ng is a seasoned professional with over 14 years of extensive experience in the legal and company secretarial domains, specializing in corporate governance and compliance. He currently serves as the assistant vice president of Computershare Hong Kong Investor Services Limited.
Mr. Ng holds a master’s degree in Chinese business law from the Chinese University of Hong Kong and a master’s degree in professional accounting and corporate governance from The City University of Hong Kong. He earned his bachelor’s degree in law from Manchester Metropolitan University. Mr. Ng is an associate

DIRECTORS AND SENIOR MANAGEMENT

member of both The Hong Kong Chartered Governance Institute (the “HKCGI”) and The Chartered Governance Institute in the United Kingdom. He also possesses the practitioner’s endorsement from HKCGI.
GENERAL
Save as disclosed above in this section, to the best of the knowledge, information and belief of our Directors having made all reasonable enquiries, as of the Latest Practicable Date, none of our Directors and senior management had been a director of any public company the securities of which were listed on any securities market in Hong Kong or overseas in the three years immediately preceding the date of this Document.
As of the Latest Practicable Date, none of our Directors or senior management were related to other Directors or senior management of our Company.
Dr. Peng was named as one of the defendants in an ongoing securities class action lawsuit against Qutoutiao Inc. (a company which was delisted from the Nasdaq in March 2023, former Nasdaq symbol: QTT, “Qutoutiao”) originally filed on August 20, 2020 in the United States District Court for the Southern District of New York (the “Lawsuit”). Dr. Peng was named as one of the defendants in his capacity as the then independent director of Qutoutiao. Dr. Peng was not involved in the daily operation and management of Qutoutiao. The Lawsuit alleged materially false or misleading statements or omissions in offering documents in connection with initial public offering of Qutoutiao in September 2018 and follow-on equity offering in April 2019. The Lawsuit was dismissed in August 2023 and in October 2024, the court of appeal reversed the judgment and remanded the Lawsuit for further proceedings. In February 2025, an amended complaint was filed by the plaintiff (the “Amended Complaint”). As of the Latest Practicable Date, a motion to dismiss the plaintiff’s Amended Complaint was filed in April 2025. No conclusive judicial decision had been made with respect to the Lawsuit and the Amended Complaint.
Based on the inquiries with Dr. Peng and the information available to the Company up to the Latest Practicable Date, and on the basis that (i) Dr. Peng has been a director of Qutoutiao of non-executive role in nature and therefore does not have any involvement in any day-to-day operation and management of Qutoutiao based on the Company’s enquiry with Dr. Peng; (ii) no conclusive judicial decision had been made with respect to the Lawsuit and the Amended Complaint; (iii) based on our due enquiry and review of related documents and disclosure, to the best knowledge of our Company, we are not aware of any specific facts against Dr. Peng which would lead us to believe that he is unsuitable to act as a director of a [REDACTED] company; and (iv) we are not aware that Dr. Peng is involved in any other litigation, disciplinary actions, investigation or proceedings against Dr. Peng based on background search and litigation search conducted, the Directors are of the view that the Lawsuit and the Amended Complaint have no implication on Dr. Peng’s suitability as a Director under Rules 3.08 and 3.09 of the Listing Rules.
Save as disclosed above, to the best knowledge, information and belief of our Directors having made all reasonable inquiries, there was no other matter with respect to the appointment of our Directors that needs to be brought to the attention of the Shareholders and there was no information relating to our Directors that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules as of the Latest Practicable Date.
Save as disclosed in the sections headed “Relationship with our Controlling Shareholder,” “Substantial Shareholders” and “Statutory and General Information — C. Further Information about our Directors and Substantial Shareholders — 3. Disclosure of interests — Interests and short positions of our Directors and chief executive in the share capital of our Company and its associated corporations” in the Listing Application, as of the Latest Practicable Date, none of our Directors held any interest in the securities within the meaning of Part XV of the SFO.

DIRECTORS AND SENIOR MANAGEMENT

CONFIRMATION FROM OUR DIRECTORS
Rule 8.10 of the Listing Rules
Each of our Directors confirms that as of the Latest Practicable Date, he/she did not have any interest in a business which competes or is likely to compete, either directly or indirectly, with our Company’s business which would require disclosure under Rule 8.10 of the Listing Rules.
Rule 3.09D of the Listing Rules
Each of our Directors confirms that he or she (i) has obtained the legal advice referred to under Rule 3.09D of the Listing Rules in April 2025, and (ii) understands his or her obligations as a director of a [REDACTED] issuer under the Listing Rules.
Rule 3.13 of the Listing Rules
Each of the independent non-executive Directors has confirmed (i) his/her independence as regards each of the factors referred to in Rules 3.13(1) to (8) of the Listing Rules, (ii) he/she has no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person of the Company under the Listing Rules as of the Latest Practicable Date, and (iii) that there are no other factors that may affect his/her independence at the time of his/her appointments.
BOARD COMMITTEES
Our Board delegates certain responsibilities to various committees and has formed four Board committees, namely the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee.
Audit Committee
We have established the Audit Committee with written terms of reference in compliance with Rule 3.21 of the Listing Rules and paragraph D.3 of Part 2 of the Corporate Governance Code (with effect from the [REDACTED]). Upon [REDACTED], the Audit Committee consists of three independent non-executive Directors, namely, Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed. Mr. Jackson Peter Tai serves as the chairman of the Audit Committee. We have determined that each of Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the U.S. Exchange Act. Dr. Mark Qiu holds the appropriate professional qualifications as required under Rules 3.10(2) and 3.21 of the Listing Rules and qualifies as an “audit committee financial expert” under the applicable rules of the SEC.
The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions and make recommendations to the Board on the appointment, reappointment and removal of the external auditor.
Compensation Committee
We have established a Compensation Committee with written terms of reference in compliance with reference in compliance with paragraph E.1 of Part 2 of the Corporate Governance Code (with effect from the [REDACTED]). Upon [REDACTED], the Compensation Committee consists of three Directors, Dr. Mark Qiu, Dr. Peng and Ms. Asmau Ahmed. Dr. Mark Qiu serves as the chairman of the Compensation Committee. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.
The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to policy and structure for all directors’ and senior management remuneration, examining

DIRECTORS AND SENIOR MANAGEMENT

the criteria of performance evaluation of Directors and the senior management of our Company, and conducting annual performance evaluation, and supervising the implementation of the remuneration plan of the Company.
Nomination Committee
We have established a Nomination Committee with written terms of reference in compliance with Chapter 8A of the Listing Rules and paragraph B.3 of Part 2 of the Corporate Governance Code (with effect from the [REDACTED]). Upon [REDACTED], the Nomination Committee consists of three Directors, namely Dr. Mark Qiu, Dr. Peng and Ms. Asmau Ahmed. Dr. Mark Qiu serves as the chairman of the Nomination Committee.
The primary duties of the Nomination Committee are to making recommendations to our Board with regards to the size and composition of our Board, assisting the Board in maintaining a board skills matrix, conducting extensive search and providing to our Board suitable candidates for Directors and other members of the senior management, assessing and reviewing the independence of independent non-executive Directors and supporting the Company’s regular evaluation of the Board’s performance.
Corporate Governance Committee
We have established a Corporate Governance Committee in compliance with Chapter 8A of the Listing Rules and the Corporate Governance Code (with effect from the [REDACTED]). Upon [REDACTED], the Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed. Dr. Mark Qiu serves as the chairman of the Corporate Governance Committee.
The primary duties of the Corporate Governance Committee are, among other things, to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting right structures of the Company.
In accordance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code, the work of our Corporate Governance Committee as set out in its terms of reference includes:
(a)
to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)
to review and monitor the training and continuous professional development of Directors and senior management;

(c)
to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)
to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors;

(e)
to review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report;

(f)
to review and monitor whether the Company is operated and managed for the benefit of all its Shareholders;

(g)
to confirm, on an annual basis, that the beneficiaries of weighted voting rights have been members of the Board throughout the year and that no matters under Rule 8A.17 of the Listing Rules have occurred during the relevant financial year;

(h)
to confirm, on an annual basis, whether or not the beneficiaries of weighted voting rights have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the year;

DIRECTORS AND SENIOR MANAGEMENT

(i)
to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or Shareholders of the Company (considered as a group) on one hand and any beneficiary of weighted voting rights on the other;

(j)
to review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any beneficiary of weighted voting rights on the other and make a recommendation to the Board on any such transaction;

(k)
to make a recommendation to the Board as to the appointment or removal of the Compliance Advisor;

(l)
to seek to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

(m)
to report on the work of the Corporate Governance Committee on at least a half-yearly and annual basis covering all areas of its terms of reference; and

(n)
to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (i) to (k) above in the report referred to in sub-paragraph (m) above.

Pursuant to Rule 8A.32 of the Listing Rules, the corporate governance report prepared by our Company for inclusion in our interim and annual reports after [REDACTED] will include a summary of the work of the Corporate Governance Committee for the relevant period.
ROLE OF OUR INDEPENDENT NON-EXECUTIVE DIRECTORS
Pursuant to Rule 8A.26 of the Listing Rules, the role of the independent non-executive directors of a listed company with WVR structure must include, but is not limited to, the functions described in code provisions C.1.2, C.1.5 and C.1.6 in Part 2 of the Corporate Governance Code as set out in Appendix C1 to the Listing Rules. The functions of our independent non-executive Directors include:
(a)
to participate in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)
to take the lead where potential conflicts of interests arise;

(c)
to serve on the Audit, Compensation, Nomination and Corporate Governance Committees, if invited;

(d)
to scrutinize our Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting;

(e)
to give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation;

(f)
to make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments; and

(g)
to attend general meetings and developing a balanced understanding of the views of our Shareholders.

REMUNERATION OF DIRECTORS
For more information on the remuneration of the Directors during the Track Record Period as well as information on the five highest paid individuals, please see Notes 21 and 22 of the Accountants’ Report set out in Appendix I.

DIRECTORS AND SENIOR MANAGEMENT

During the Track Record Period, no remuneration was paid by our Company to, or receivable by, our Directors or the five highest paid individuals as an inducement to join or upon joining our Company or as compensation for loss of office in connection with the management positions of any subsidiary of our Company. During the Track Record Period, none of our Directors waived any remuneration. Save as disclosed above, no other payments have been paid, or are payable, by our Company or any of our subsidiary to our Directors or the five highest paid individuals during the Track Record Period.
CORPORATE GOVERNANCE
We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, save as disclosed below, we expect to comply with the Corporate Governance Code set out in Appendix C1 of the Listing Rules after the [REDACTED].
Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate Chairman of the Board and Chief Executive Officer and Dr. Peng currently performs these two roles. The Board believes that, in view of Dr. Peng’s experience, personal profile and his roles in our Company as mentioned above, Dr. Peng is the Director best suited to identify strategic opportunities and focus on the Board due to his extensive understanding of our business as our Chief Executive Officer. Our Board also believes that the combined roles of both chairperson and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and our Board. Our Board will continue to review and consider splitting the roles of Chairman of the Board and the Chief Executive Officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.
BOARD DIVERSITY POLICY
We are committed to promoting the culture of diversity in the Company. We have strived to promote diversity to the extent practicable by taking into consideration a number of factors in our corporate governance structure.
We [have adopted] a board diversity policy (the “Board Diversity Policy”) which sets out the objective and approach to achieve and maintain diversity of our Board in order to enhance the effectiveness of our Board. Pursuant to the board diversity policy, we seek to achieve board diversity through the consideration of a number of factors, including but not limited to professional experience, skills, knowledge, gender, age, nationality, cultural and education background, ethnicity and length of service. Our Directors have a balanced mix of knowledge and skills, including knowledge and experience in the areas of technology. They obtained degrees in various areas including engineering, computer science, decision science and management. Our Board Diversity Policy is well implemented as evidenced by the fact that there are Directors ranging from [39] years old to [75] years old and our Board comprises one female Director and six male Directors. We will continue to take steps to promote diversity at all levels of the Company, including but without limitation to our Board and senior management levels, to enhance the effectiveness of corporate governance of the Company as a whole. Going forward, we will continue to work to enhance gender diversity of our Board when selecting and recommending suitable candidates for Board appointments.
Our Nomination Committee is responsible for ensuring the diversity of our Board members. After the [REDACTED], our Nomination Committee will review the board diversity policy from time to time, develop and review measurable objectives for implementing the policy, and monitor the progress on achieving these measurable objectives to ensure its continued effectiveness. We will disclose in our corporate governance report about the implementation of the board diversity policy on an annual basis.

DIRECTORS AND SENIOR MANAGEMENT

COMPLIANCE ADVISOR
We have appointed Guotai Junan Capital Limited as our Compliance Advisor pursuant to Rule 8A.33 of the Listing Rules. Our Compliance Advisor will provide us with guidance and advice as to compliance with the Listing Rules and applicable Hong Kong laws. Pursuant to Rules 3A.23 and 8A.34 of the Listing Rules, our Compliance Advisor will advise our Company, among others, in the following circumstances:
(a)
before the publication of any regulatory announcement, circular or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues, sales or transfers of treasury shares and share repurchases;

(c)
where we propose to use the [REDACTED] of the [REDACTED] in a manner different from that detailed in the Listing Application or where our business activities, developments or results deviate from any forecast, estimate or other information in the Listing Application;

(d)
where the Stock Exchange makes an inquiry to our Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules;

(e)
the WVR structure;

(f)
transactions in which any beneficiary of weighted voting rights in the Company has an interest; and

(g)
where there is a potential conflict of interest between the Company, its subsidiary and/or Shareholders (considered as a group) on one hand and any beneficiary of weighted voting rights in the Company on the other.

The term of appointment of our Compliance Advisor shall commence on the [REDACTED]. Pursuant to Rule 8A.33 of the Listing Rules, the Company is required to engage a compliance advisor on a permanent basis.

CONNECTED TRANSACTIONS

OVERVIEW
We [have entered into] framework agreements with certain of our connected person under the Listing Rules. Following the [REDACTED], the transactions contemplated under such agreements will constitute our continuing connected transactions under the Listing Rules.
OUR CONNECTED PERSONS
Following the [REDACTED], the following parties will be connected persons of our Company:
Name of Connected Person	Connected Relationship
Sinotrans
As of the Latest Practicable Date, Sinotrans held 49.0% of the equity interests of Cyantron Logistics, which is a subsidiary of the Company. Sinotrans is therefore a substantial shareholder of Cyantron Logistics, and therefore a connected person at the subsidiary level of the Company.

Zhuifeng Intelligent Technology (Guangzhou) Co., Ltd. (騅豐智能科技(廣州)有限公司) (“Zhuifeng (Guangzhou)”)
As of the Latest Practicable Date, Zhuifeng (Guangzhou) is held as to 50% by Guangzhou (HX) Pony, 32.77% by Toyota Motor (China) Investment Co., Ltd. (豐田汽車(中國)投資有限公司) (“Toyota Motor (China)”), and 17.23% by GAC Toyota Motor Co., Ltd. (廣汽豐田汽車有限公司). Toyota Motor (China) is a subsidiary of Toyota, our substantial Shareholder upon [REDACTED]. Thus, Toyota Motor (China) is an associate of Toyota under Chapter 14A of the Listing Rules.

Given that Toyota Motor (China) is interested in 32.77% of Zhuifeng (Guangzhou), Zhuifeng (Guangzhou) is a 30%-controlled company of Toyota Motor (China) and therefore Zhuifeng (Guangzhou) is a connected person of the Company under Rule 14A.13(3) of the Listing Rules.

PARTIALLY-EXEMPT CONTINUING CONNECTED TRANSACTIONS
Transportation Services Framework Agreement
Principal Terms
On March 16, 2025, Qingdao Cyantron entered into a transportation services framework agreement with Sinotrans (and supplemented by a supplemental agreement dated August 22, 2025), pursuant to which we agree to offer transportation services (the “Transportation Services”) to Sinotrans to fulfill its freight orders across China for a term of three years from March 16, 2025 to March 15, 2028, which may be renewed as the parties may mutually agree (the “Transportation Services Framework Agreement”).
Subject to the terms as provided in the Transportation Services Framework Agreement, we will enter into specific purchase orders with Sinotrans to set out the specific terms and conditions for the Transportation Services provided by our Group.
Historical Amounts, Annual Caps and Basis for Annual Caps
For the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025, the historical transaction amounts with respect to the supply of Transportation Services were approximately US$21.2 million, US$22.5 million, US$30.7 million and US$11.1 million, representing approximately 31.0%, 31.3%, 40.9% and 31.4% of the total revenue of our Group in the relevant period, respectively.
The proposed annual caps of the transaction fees contemplated under the Transportation Services Framework Agreement are as follows:

CONNECTED TRANSACTIONS

Proposed annual caps
From March 16, 2025 to December 31, 2025	US$	25 million
For the year ending December 31, 2026	US$	39 million
For the year ending December 31, 2027	US$	47 million
From January 1, 2028 to March 15, 2028	US$	14 million
In arriving the proposed annual caps of the transaction fees above, the Board has considered the following factors:
(i)
the fees charged by the Group for similar services from customers who are Independent Third Parties;

(ii)
the historical transaction amount between the Group and Sinotrans for the provision of Transportation Services to Sinotrans during the Track Record Period, which showed an increasing trend. In particular, the transaction amount incurred increased by more than 36% in the year ended December 31, 2024 compared to the year ended December 31, 2023;

(iii)
the expected increase in demand for the Transportation Services as a result of its business growth and its plan to continuously strengthen the empowerment of smart logistics technology by utilizing the resources from Cyantron Logistics to provide its customers with safer and technology-driven freight solutions. In particular, pursuant to the joint collaboration agreement of Cyantron Logistics entered into between the Group and Sinotrans, the business cooperation between the Group and Sinotrans would enter into the second phase in the first half of 2025, where the demand for our services in particular for its mid-to-high-end clients from Sinotrans is expected to increase;

(iv)
notwithstanding the expected increase in the demand for the Transportation Services as elaborated under (iii) above, the percentage of increase in the proposed annual caps is expected to decrease as we expect Cyantron Logistics would be able to secure more orders from independent customers gradually with its established presence going forward; and

(v)
the estimated increase in transaction amount due to, among other things, fluctuations in business volume caused by growth of logistics industry, economic conditions and potential increase in opportunities for collaboration between the Group and Sinotrans in respect of the transaction contemplated under the Transportation Services Framework Agreement arising from the business expansion of the parties. In particular, the China robotruck services market is estimated to reach US$0.16 billion, US$0.23 billion and US$0.29 billion in 2025, 2026 and 2027, respectively, due to the increasing demand and technical maturity, according to the Frost & Sullivan Report.

Pricing Basis
The fees charged for the Transportation Services under the Transportation Services Framework Agreement are determined on an arm’s length basis with reference to factors including (i) costs incurred by the Group for the provision of the Transportation Services, including but not limited to the weight and type of cargo, types of vehicles used for the provision of the Transportation Services, oil price, and (ii) the fees charged by our Group for similar services provided to customers who are Independent Third Parties. To ensure fees to be charged by the Group are on normal commercial terms, are fair and reasonable and in the interests of our Shareholders as a whole, for each transaction under the Transportation Services Framework Agreement, the Group will take into account fee quotes offered to Independent Third Parties for services of the same or similar type at least on an annual basis and/or before entering into any definitive agreements to ensure the terms offered to Sinotrans are similar to the terms offered to Independent Third Parties in similar circumstances.
Reason for the Transactions
As of the Latest Practicable Date, Sinotrans held 49.0% of the equity interests of Cyantron Logistics, our non-wholly owned subsidiary which has been offering paid Transportation Services to Sinotrans to fulfill its

CONNECTED TRANSACTIONS

freight orders across China. Through our cooperation with Sinotrans, we have formed a robotruck fleet that provides routine transportation services as part of the Transportation Services to clients in Sinotrans’ existing logistics network. Having considered the business scale and leading market position of Sinotrans, the Company considers that the supply of Transportation Services to Sinotrans is consistent with the business and commercial objectives of the Group, which provides our Group with a stable source of revenue and facilitates the business growth and development of our Group in general.
Our Directors, including the independent non-executive Directors, are of the view that (i) the Transportation Services Framework Agreement is in the ordinary and usual course of our business, (ii) the Transportation Services Framework Agreement is on normal commercial terms or better, and (iii) the respective terms and the proposed annual caps thereof are fair and reasonable and in the interests of our Company and our Shareholders as a whole.
Listing Rules implications
Given that (i) our Board has approved the Transportation Services Framework Agreement and the transactions contemplated thereunder and (ii) all the independent non-executive Directors have confirmed that the terms of the Transportation Services Framework Agreement are fair and reasonable, on normal commercial terms or better and in the interests of our Company and the Shareholders as a whole, the transactions contemplated thereunder are subject to the reporting, annual review and announcement requirements, but exempt from independent Shareholders’ approval requirement pursuant to Rule 14A.101 of the Listing Rules. The Company will comply with the relevant requirements under Chapter 14A of the Listing Rules, apart from the announcement requirement for which the waiver is sought under Rule 14A.105 of the Listing Rules.
Waiver Application
We have applied for, and the Stock Exchange [has granted] to us, a waiver from strict compliance with the announcement requirement under Chapter 14A of the Listing Rules pursuant to Rule 14A.105 of the Listing Rules in respect of the Transportation Services Framework Agreement.
NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
Robotaxi Leasing and Related Products and Services Sales Framework Agreement
Principal Terms
On [•], 2025, the Company (for itself and on behalf of its subsidiaries) entered into a framework agreement (the “Robotaxi Leasing and Related Products and Services Sales Framework Agreement”) with Zhuifeng (Guangzhou) (for itself and on behalf of its subsidiaries), pursuant to which we agree to (i) supply to Zhuifeng (Guangzhou) various types of products and/or services, including but not limited to our in-house designed ADK and installation service, designing and developing the autonomous driving system and the operation and management system for robotaxi and other ancillary products and services as it may require from time to time; and (ii) lease robotaxi from Zhuifeng (Guangzhou), and Zhuifeng (Guangzhou) will also provide relevant operational support services in relation to robotaxi to the Company, such as vehicle registration and renewal, purchase of vehicle insurance. The initial term of the Robotaxi Leasing and Related Products and Services Sales Framework Agreement will commence on the [REDACTED] and end on December 31, 2027, which may be renewed as the parties may mutually agree in compliance with the requirements of the Listing Rules and other applicable laws and regulations.
Subject to the terms as provided in the Robotaxi Leasing and Related Products and Services Sales Framework Agreement, we will enter into specific purchase orders with Zhuifeng (Guangzhou) to set out the specific terms and conditions for the transactions under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement.

CONNECTED TRANSACTIONS

Historical Amounts, Annual Caps and Basis for Annual Caps
The Company and Zhuifeng (Guangzhou) did not conduct any similar transactions as those under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement in the past. Therefore, there is no historical amount to be provided.
The proposed annual caps of the transaction fees contemplated under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement are as follows:
(i)
Supply of Products and Services to Zhuifeng (Guangzhou)

Proposed annual caps
For the year ending December 31, 2025	US$	1.2 million
For the year ending December 31, 2026	US$	28 million
For the year ending December 31, 2027	US$	5.6 million
In arriving the proposed annual caps of the transaction fees above with respect to the supply of products and/or services to Zhuifeng (Guangzhou), the Board has considered the following factors:
(i)
the expected costs of provision of similar products and/or services by the Group under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement;

(ii)
the fees charged by the Group for similar products and/or services from customers who are Independent Third Parties;

(iii)
the expected demand for the products and/or services by Zhuifeng (Guangzhou) based on its business development plan as a fleet company, which the Company expects to reach thousands in terms of number of vehicles by 2026. In particular, it is currently expected that the bulk-delivery of the ADKs autonomous driving system will take place in 2026, which therefore leads to a substantial increase in the proposed annual cap for the year ending December 31, 2026;

(iv)
the annual cap for the year ending December 31, 2027 has considered the potential defer in recognition of transaction amount from December 31, 2026 to the year ending December 31, 2027; and

(v)
the estimated increase in transaction amount due to, among other things, fluctuations in business volume caused by growth of autonomous driving systems and autonomous vehicles and economic conditions.

(ii)
Leasing of robotaxi from Zhuifeng (Guangzhou)

Proposed annual caps
For the year ending December 31, 2025	Nil
For the year ending December 31, 2026	US$12 million
For the year ending December 31, 2027	US$24 million
In arriving the proposed annual caps of the transaction fees above with respect to the leasing of robotaxi from Zhuifeng (Guangzhou), the Board has considered the following factors:
(i)
the expected costs of among others, operation, administration, maintenance and depreciation of the robotaxi;

(ii)
as it is currently expected that the Group will only lease robotaxi furnished with autonomous driving system and the operation and management system from Zhuifeng (Guangzhou) starting from 2026

CONNECTED TRANSACTIONS

after the bulk-delivery of robotaxi installed with our in-house designed ADK autonomous driving system during first half of 2026. Hence, the Company currently expects there will not be any transaction amount to be incurred with respect to the leasing of robotaxi from Zhuifeng (Guangzhou) under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement in 2025;
(iii)
the expected demand for the robotaxi by the Company based on its business development plan and the emerging technology and market trends for autonomous vehicles and robotaxi services, and the number of vehicles owned by Zhuifeng (Guangzhou), which the Company expects to reach the target thousands by end of 2026. In particular, given the advancement in the technology relating to robotaxi, it is expected that there will be immense growth in the robotaxi services market. The Company expects the number of robotaxi to be leased by the Company and the utilization of the robotaxi will further increase by 2027. According to Frost & Sullivan, the China’s market size of robotaxi services is expected to experience an exponential growth to reach US$0.46 billion and US$1.69 billion by 2026 and 2027, respectively; and

(iv)
the increase in transaction amount due to, among other things, fluctuations in business volume caused by growth of autonomous driving systems and autonomous vehicles, economic conditions and potential increase in opportunities for collaboration between the Group and Zhuifeng (Guangzhou) in respect of the transaction contemplated under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement arising from the business expansion of the parties.

Pricing Basis
(i)
Supply of Products and Services to Zhuifeng (Guangzhou)

The fees to be charged by the Group for the products and/or services under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement shall be determined on an arm’s length basis with reference to factors including (i) costs incurred by the Group for the provision of the products and/or services, including but not limited to the staff cost, specifications of the systems being designed and developed, expected working hours required for the design and development of the systems and ADK, and (ii) the fees charged by our Group for similar products and/or services provided to customers who are Independent Third Parties. To ensure fees to be charged by the Group are on normal commercial terms, are fair and reasonable and in the interests of our Shareholders as a whole, for transactions under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement, the Group will take into account fee quotes offered to Independent Third Parties for products and/or services of the same or similar type at least on an annual basis and/or before entering into any definitive agreements to ensure that the terms offered to Zhuifeng (Guangzhou) are similar to the terms offered to Independent Third Parties in similar circumstances.
(ii)
Leasing of robotaxi from Zhuifeng (Guangzhou)

The fees to be charged by Zhuifeng (Guangzhou) for the leasing of the robotaxi and the relevant operational support services in relation to the robotaxi under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement shall be determined on an arm’s length basis with reference to factors including, among others, the expected costs to be incurred by Zhuifeng (Guangzhou) of among others, operation, administration, maintenance and depreciation of the robotaxi.
Reason for the Transactions
As mentioned in the section headed “Business”, the formation of Zhuifeng (Guangzhou) between the Group with Toyota and GTMC is a significant milestone in our commercialization roadmap in order to advance the mass production and large-scale deployment of fully driverless Level 4 robotaxis in China and is an exemplification of success of our proposed asset light model for robotaxi services. It is expected that the

CONNECTED TRANSACTIONS

vehicles owned by Zhuifeng (Guangzhou) acting as a fleet company will be furnished with our advanced Virtual Driver technology and Toyota’s Level 4 autonomous driving-compatible redundant systems, which will significantly reduce our capital expenditure, enabling us to allocate resources to strengthen our competitive edges and to seek collaboration with third-party “fleet companies” under similar business model in the future. It is therefore crucial for us to enter into the Robotaxi Leasing and Related Products and Services Sales Framework Agreement with Zhuifeng (Guangzhou) for the supply of our ADK and autonomous driving system technology for the development of robotaxi leased from Zhuifeng (Guangzhou). The provision of the ADK and installation services, the design and development of the autonomous driving system and the operation and management system for robotaxi to Zhuifeng (Guangzhou) and the leasing of robotaxi from Zhuifeng (Guangzhou) are also within the ordinary course of business and are consistent with the commercial objectives of the Group, which provides our Group with a stable source of revenue and facilitates the business growth and development of our Group in general.
The Board considers that it is beneficial to enter into the Robotaxi Leasing and Related Products and Services Sales Framework Agreement to regulate the continuing connected transactions contemplated thereunder as such transactions will continue to facilitate the operation and growth of the Group’s business as a whole.
Our Directors, including the independent non-executive Directors, are of the view that (i) the Robotaxi Leasing and Related Products and Services Sales Framework Agreement is in the ordinary and usual course of our business, (ii) the Robotaxi Leasing and Related Products and Services Sales Framework Agreement is on normal commercial terms or better, and (iii) the terms and the proposed annual caps thereof are fair and reasonable and in the interests of our Company and our Shareholders as a whole.
Listing Rules implications
The transactions contemplated under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement are in the ordinary and usual course of business on normal commercial terms, and our Directors currently expect that the highest applicable percentage ratio under the Listing Rules in respect of such transactions will exceed 5%. As such, these transactions will be subject to annual review, reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
Waiver Application
We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange [has granted] a waiver to us under Rule 14A.105 of the Listing Rules from strict compliance with the announcement, circular and independent shareholders’ approval requirements in respect of the transactions contemplated under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement, provided that the total value of transactions under the Robotaxi Leasing and Related Products and Services Sales Framework Agreement for each of the years ending December 31, 2025, 2026, and 2027 will not exceed the relevant proposed annual caps set forth above. The Company will comply with the relevant requirements under Chapter 14A of the Listing Rules, apart from announcement, circular and independent shareholders’ approval requirements for which the waiver is sought under Rule 14A.105 of the Listing Rules.
INTERNAL CONTROL MEASURES
In order to ensure that (i) the terms under the Transportation Services Framework Agreement and the Robotaxi Leasing and Related Products and Services Sales Framework Agreement are fair and reasonable, and no more favorable to the relevant connected party than terms available to Independent Third Parties, and (ii) the transactions thereunder are carried out under normal commercial terms or better, we will adopt the following internal control procedures upon the [REDACTED]:
•
our Board and the finance department of our Group will be jointly responsible for evaluating the continuing connected transactions, in particular, the fairness of the pricing policies and annual caps to ensure compliance with the Listing Rules;

CONNECTED TRANSACTIONS

•
the legal department and the finance department of our Group will be jointly responsible for reviewing our Group’s list of connected persons and information about the continuing connected transactions to ensure such information is consistent, accurate and complete, and in compliance with the Listing Rules;

•
the legal department and the finance department of our Group will regularly monitor the fulfillment status of the annual caps and the transaction updates under the relevant agreement;

•
the legal department and the finance department of our Group will regularly monitor the continuing connected transactions and shall timely report to our Board once they are made aware of any non-compliant matters or that certain connected transactions have been restricted by any regulatory authorities; and

•
our independent non-executive Directors and auditors will conduct annual review of the continuing connected transactions and provide annual confirmation to ensure that, in accordance with the Listing Rules, the transactions are conducted in accordance with the terms and pricing policies of the relevant agreement, and are on normal commercial terms or better.

SUBSTANTIAL SHAREHOLDERS

So far as our Directors are aware, each of following persons will have an interest and/or short position (as applicable) in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or will, directly or indirectly, be interested in 10% or more of any class of share capital carrying rights to vote in all circumstances at any general meeting of the Company:
Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares	Approximate percentage of shareholding in respective class of Share of our Company as of Latest Practicable Date	Approximate percentage of shareholding in the issued share capital of our Company as of Latest Practicable Date
Class A Ordinary Shares
Dr. Lou(2)	Interest in controlled corporation	110,828	0.04%	0.03%
	Beneficial owner	500,000	0.16%	0.13%
Toyota Motor Corporation	Beneficial owner	42,453,831	13.96%	11.02%
HSG Venture VI Holdco, Ltd.(3)	Beneficial owner	19,024,198	6.25%	4.94%
HongShan Capital Venture Fund VI, L.P.(3)	Interest in controlled corporation	19,024,198	6.25%	4.94%
HSG Venture VI Management, L.P.(3)	Interest in controlled corporation	19,024,198	6.25%	4.94%
HSG Holding Limited(3)	Interest in controlled corporations	22,615,083	7.43%	5.87%
SNP China Enterprises Limited(3)	Interest in controlled corporations	22,615,083	7.43%	5.87%
Neil Nanpeng Shen(3)	Interest in controlled corporations	22,615,083	7.43%	5.87%
2774719 Ontario Limited	Beneficial owner	21,641,766	7.11%	5.62%
Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares	Approximate percentage of shareholding in respective class of Share of our Company as of Latest Practicable Date	Approximate percentage of shareholding in the issued share capital of our Company as of Latest Practicable Date
Class B Ordinary Shares
Dr. Peng(4)	Founder of a trust	16,012,000	19.75%	4.16%
	Beneficial owner	43,988,000	54.25%	11.42%
Juan Xu(4)	Trustee	2,022,000	2.49%	0.52%
Dr. Lou(2)(5)	Interest in controlled corporation	19,068,770	23.52%	4.95%
	Founder of a trust	2,020,000	2.49%	0.52%
IWAY LLC(2)	Beneficial owner	19,068,770	23.52%	4.95%
South Dakota Trust Company LLC(5)	Trustee	2,020,000	2.49%	0.52%

SUBSTANTIAL SHAREHOLDERS

Notes:
(1)
Assuming the [REDACTED] is not exercised and no further Shares are issued under the 2016 Share Plan.

(2)
Dr. Lou held 110,828 Class A Ordinary Shares and 19,068,770 Class B Ordinary Shares through IWAY LLC, a company wholly owned by Dr. Lou. As such, Dr. Lou is deemed to be interested in the Class A Ordinary Shares and Class B Ordinary Shares held by IWAY LLC. Further, Dr. Lou is entitled to receive up to 500,000 Class A Ordinary Shares pursuant to the restricted share units awards granted to him, subject to the conditions (including vesting conditions) of these restricted share units.

(3)
HSG Venture VI Holdco, Ltd. is wholly owned by HongShan Capital Venture Fund VI, L.P. The general partner of HongShan Capital Venture Fund VI, L.P. is HSG Venture VI Management, L.P., whose general partner is HSG Holding Limited. The sole shareholder of HSG Venture VII Holdco, Ltd. is HongShan Capital Venture Fund VII, L.P., whose general partner is HSG Venture VII Management, L.P. The general partner of HSG Venture VII Management, L.P. is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which is in turn wholly owned by Mr. Neil Nanpeng Shen. As such, each of Mr. Neil Nanpeng Shen, SNP China Enterprises Limited and HSG Holding Limited is interested in the Class A Ordinary Shares held by HSG Venture VI Holdco, Ltd., HongShan Capital Venture Fund VI, L.P., HSG Venture VI Management, L.P., HSG Venture VII Holdco, Ltd., HongShan Capital Venture Fund VII, L.P. and HSG Venture VII Management, L.P. under the SFO.

(4)
Dr. Peng is interested in 43,988,000 Class B Ordinary Shares held beneficially by Dr. Peng and is deemed to be interested in (i) 2,022,000 Class B Ordinary Shares held by Juan Xu (a relative of Dr. Peng) as the trustee for Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust, both of which are controlled by Dr. Peng. The settlor of both Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust is Dr. Peng and his spouse and the beneficiary being family member of Dr. Peng. Both Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust are controlled by Dr. Peng as the sole investment advisor who is entitled to exercise his sole power to direct the exercise of any voting and other rights attached to the trust funds held under the trusts (including the Class B Ordinary Shares held thereunder); and (ii) 13,990,000 Class B Ordinary Shares held under the Voting Trust, which is controlled by Dr. Peng as its sole trustee, and the beneficiaries being Dr. Peng and his family member. As such, Dr. Peng is deemed to be interested in the Class B Ordinary Shares held under Alicia Peng Irrevocable Trust, Selena Peng Irrevocable Trust and the Voting Trust.

(5)
Dr. Lou is deemed to be interested in 2,020,000 Class B Ordinary Shares held by South Dakota Trust Company LLC as the trustee of Amber Luna Lou Irrevocable Trust controlled by Dr. Lou, who is entitled to exercise the voting rights of the Class B Ordinary Shares held under Amber Luna Lou Irrevocable Trust in his sole and absolute discretion pursuant to the irrevocable power of attorney signed by South Dakota Trust Company LLC. Further, Dr. Lou is entitled to exercise his sole power to direct the exercise of any voting and other rights attached to the trust funds held under the Amber Luna Lou Irrevocable Trust as the sole investment advisor, (including the Class B Ordinary Shares held thereunder). As such, Dr. Lou is deemed to be interested in the Class B Ordinary Shares held under Amber Luna Lou Irrevocable Trust.

Save as disclosed above and the section headed “Statutory and General Information — C. Further Information about our Directors and Substantial Shareholders” in Appendix IV to the Listing Application, our Directors are not aware of any person who will, immediately following completion of the [REDACTED] (assuming that the [REDACTED] is not exercised and no further shares are issued under the 2016 Share Plan), have any interest and/or short position in the Shares or underlying Shares of our Company which will be required to be disclosed to our Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who are, directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of the Company or any other members of the Group.

FINANCIAL INFORMATION

      The following discussion and our analysis should be read in conjunction with our consolidated financial statements included in the Accountants’ Report in Appendix I, together with the accompanying notes. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

      The following discussion and analysis contain forward-looking statements that reflect our current views with respect to future events and financial performance. These statements are based on our assumptions and analysis in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual outcomes and developments will meet our expectations and predictions depends on a number of risks and uncertainties. In evaluating our business, you should carefully consider the information provided in this Document and the Listing Application, including but not limited to the sections headed “Risk Factors” and “Business.”

For the purposes of this section, unless the context otherwise requires, references to the years of 2022, 2023 and 2024 refer to the years ended December 31 of such years.
OVERVIEW
Pony is a leader in achieving large-scale commercialization of autonomous mobility, being (i) the only autonomous driving technology company to have obtained all regulatory permits available and required to provide public-facing robotaxi services in all four Tier-1 cities as of the Latest Practicable Date, operating a fleet of over 680 self-owned robotaxis as of the same date; and (ii) the first in China to receive approval for driverless robotruck platooning tests on cross-provincial highways in December 2024, operating a fleet of over 170 self-owned and leased robotrucks as of the Latest Practicable Date. Specifically:
•
We were among the first in China to obtain licenses to operate fully driverless Level 4 robotaxis in all four Tier-1 cities in China (namely Beijing, Shanghai, Guangzhou and Shenzhen), and we are the only autonomous driving technology company that has obtained all available regulatory permits essential for providing public-facing robotaxi services within these Tier-1 cities, according to Frost & Sullivan.

•
As of the Latest Practicable Date, we operated a fleet of over 680 self-owned robotaxis which accumulated over 47.9 million kilometers of autonomous driving mileage, including over 11.2 million kilometers of driverless mileage.

•
We have formed a joint venture with Toyota and GTMC to advance the mass production and large-scale deployment of fully driverless Level 4 robotaxis in China. In addition, we have partnered with other trusted OEMs, such as SAIC Motor, GAC and BAIC to co-develop and mass produce robotaxi vehicles.

•
Empowered by our strong partnerships with established TNCs, such as Alipay, Amap and OnTime Mobility, we were among the first in August 2023 to offer fully driverless Level 4 fare-charging, public-facing robotaxi services with safety benefits and satisfactory passenger experience. Our average daily orders received per robotaxi exceeded 15 from January 1, 2025 to the Latest Practicable Date, setting a key milestone towards large-scale commercialization of Level 4 robotaxis.

•
As of the Latest Practicable Date, we operated a fleet of over 170 robotrucks, both independently and in collaboration with Sinotrans, China’s largest freight logistics company according to CIFA, which has amassed approximately 6.7 million kilometers of autonomous driving mileage. Over the course of its commercial operations, our robotruck fleet offers hub-to-hub long-haul freight transportation across China, accumulating over 1,065 million freight ton-kilometers. In addition, we have collaborated with SANY, China’s leading truck manufacturer, to co-develop Level 4 robotrucks.

With these milestones, Pony is on track to achieve large-scale commercialization of our Virtual Driver technology. Specifically, we aim to develop a sustainable and profitable business model that enables the mass production and deployment of vehicles equipped with our Virtual Driver technology across transportation use cases, providing autonomous mobility to people and businesses around the world.

FINANCIAL INFORMATION

BASIS OF PRESENTATION
The historical financial information of our Group has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of the historical financial information in conformity with U.S. GAAP requires the use of significant accounting policies. It also requires management to make judgments, estimates and assumptions in the process of applying our accounting policies. Judgments made by management in the application of U.S. GAAP that have significant effect on the historical financial information and major sources of estimation uncertainty are discussed in the Accountants’ Report included in Appendix I to the Listing Application.
MAJOR FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Our business and results of operations are affected by a number of general factors that impact our ability to capitalize on the growth of our total addressable market, including overall economic growth in China and globally, technological advancement, public perception towards our technology, geopolitical relations, regulatory oversight and competitive landscape within our industry. Changes in any of these general factors could affect our business and results of operations.
In addition, in light of the current stage of our development (particularly our large-scale commercialization efforts), we believe that our future financial position and results of operations depend to a significant extent on (i) our ability to execute our go-to-market strategies to commercialize our technology at scale, (ii) our R&D efforts and investments, (iii) our strategic partnerships, and (iv) our operational efficiency, as elaborated below:
Our Ability to Execute Our Go-to-Market Strategies to Commercialize Our Autonomous Driving Technology at Scale
Our ability to generate sustainable revenues and become financially profitable in the long term depends largely upon the progression of the large-scale commercial deployment of our autonomous driving technology. To date, we have achieved milestones in developing our Virtual Driver that enables safe, reliable autonomous driving experience, and we are transitioning from technology development to mass deployment across different commercial use cases, primarily robotaxi and robotruck services:
•
Robotaxi services:   We were among the first in China to obtain licenses to operate fully driverless Level 4 vehicles in all four Tier-1 cities in China, and have begun to offer public-facing fare-charging robotaxi services without safety drivers in Beijing, Guangzhou, Shenzhen and Shanghai. As of the Latest Practicable Date, we operated a fleet consisting of over 680 self-owned robotaxis.

•
Robotruck services:   We operated a fleet of over 170 robotrucks as of the Latest Practicable Date, consisting of both Level 2+ trucks and Level 4 autonomous trucks, with safety drivers to fulfill its freight orders within its existing nationwide logistics network.

•
Licensing and applications:   Our licensing and applications business has secured contracts of ADAS solutions, proprietary vehicle domain controller products and data analytics tools from OEMs and other industry participants. We capitalize on our robust technology capabilities by offering smart mobility solutions and other value-added technological services. We also offer V2X (vehicle-to-everything) products and services to enhance road safety and improve transportation efficiency and experience.

While we have started generating revenues from these initial commercialization attempts, we expect both the scale and composition of our revenues to vary significantly once we achieve large-scale commercial deployment of our autonomous driving technology through executing our go-to-market strategies. Specifically, we will focus on generating revenues for our robotaxi and robotruck services in the near future. For details of our go-to-market strategies for our robotaxi and robotruck services as well as licensing and applications, see “Business — Our Go-to-Market Strategies.” However, should our assumptions about our go-to market strategies prove overly optimistic, or if we fail to execute our go-to-market strategies

FINANCIAL INFORMATION

cost-effectively and achieve significant milestones along the way towards commercialization, we may fail to generate revenues and operating cash flow and may experience delays to our ability to achieve profitability. This may also result in changes in our go-to-market strategies, which could lead to unanticipated cost overruns. See “Risk Factors — Risks Related to Our Business and Industry — Autonomous driving is an emerging and rapidly evolving technology and involves significant risks and uncertainties.”
Continued Investments in Technology Development and Innovation
We believe our established presence in the autonomous driving industry is underpinned by our robust technological capabilities. We have historically dedicated significant resources towards research and development. In 2022, 2023, 2024 and the six months ended June 30, 2024 and 2025, we recorded research and development expenses of US$153.6 million, US$122.7 million, US$240.2 million, US$58.7 million and US$96.5 million, respectively, among which 70.8%, 61.6%, 76.9%, 68.6% and 68.0% were employee compensation for our research and development staff. Specifically, we have invested heavily in recruiting and retaining talent, especially engineers and scientists with expertise and experience in machine learning, software algorithms, and vehicle engineering. As we believe our market success and financial performance will significantly depend on our ability to maintain our technological leadership, we will continue to invest in technology development and innovation to grow our competitive strengths against our peers. As our business expands, we also seek to consolidate our internal research and development functions to optimize resource allocation and improve efficiency in technology development.
Our Ability to Deepen and Expand Strategic Partnerships
We have historically benefited from our strategic relationships with business partners, including established OEMs, TNCs, logistics platforms, hardware component companies and other industry stakeholders. These strategic partnerships have allowed us to focus our endeavors on technology development while improving our ability to scale and monetize our technology globally in the long run. To achieve large-scale commercial deployment of our autonomous driving technology, we plan to deepen our relationships with existing partners and explore new collaboration opportunities across different areas. For example, we will continue to collaborate with trusted OEMs on the one hand, to rapidly scale our Level 4 autonomous vehicle fleets, and with TNCs and logistics platforms on the other hand to accelerate the commercial deployment of our robotaxi and robotruck services. Guided by our established go-to-market strategies, we will also seek to expand our collaborative ecosystem along the industry value chain.
Our Ability to Improve Operating Efficiency
We aim to improve operating efficiency in every aspect of our business, such as research and development, supply chain, collaboration with business partners, sales and marketing, as well as service offerings. As we continue to scale our autonomous driving technology, we also intend to improve our operational efficiency with a view towards achieving long-term profitability. For example, while we currently operate our Level 4 autonomous vehicle fleets by ourselves, we may seek to collaborate with third-party “fleet companies” funded by third-party fleet owners, which, under such proposed business model, will bear substantially all of capital expenditure related to fleet acquisition and other fleet operating costs and expenses. Additionally, we have sought to enhance the management of our operating expenses by implementing various expense control measures. As a result, our cost mix and operating expenses may vary significantly in the future as our revenue models continue to evolve and as our operating efficiency continues to improve through economies of scale.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

FINANCIAL INFORMATION

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The following descriptions of critical accounting policies and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in the Listing Application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Revenue Recognition
We adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenues are recorded net of discounts, return allowances, and value-added taxes and surcharges.
We determine revenue recognition through the following steps:
•
identification of the contract, or contracts, with a customer;

•
identification of the performance obligations in the contract;

•
determination of the transaction price, including the constraint on variable consideration;

•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, we satisfy a performance obligation.

i)
Engineering solution services

We derive revenues from providing integrated solutions in relation to autonomous driving to original equipment manufacturers and other industry participants. Our engineering solution contracts with customers often include obligations to transfer multiple products and services to a customer. In contracts with multiple deliverables, we identify each performance obligation and evaluates whether the promised goods or services are distinct within the context of the contract at contract inception. Promised goods or services that are not distinct at contract inception are consolidated. The transaction price is generally in the form of a fixed fee at contract inception, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer.
We allocate the transaction price to each distinct performance obligation based on the estimated SSP for each performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In instances where the SSP is not directly observable, such as when we do not sell the products or services separately, we estimate the SSP of each performance obligation based on an adjusted market assessment approach.
Revenues from engineering solution primarily consist of integrated retrofitting services, preparation assistance services for the autonomous driving test, road-testing services, software licensing and development services. For the integrated retrofitting services, we may provide products as inputs to deliver the combined output of autonomous services as specified by customers. The revenues from integrated retrofitting services, the preparation assistance services for the autonomous driving test, road-testing services and software development services are recognized when control of the services is transferred to customers, which generally

FINANCIAL INFORMATION

occurs when we deliver the services and the substantive customer acceptance is received (“point in time”). Software licensing revenues are generally recognized over time as the functionality of the software is expected to substantively change, and we are obligated to update the software to latest version of the software during the service period.
ii)
Virtual driver operation services

Our virtual driver operation service revenues are primarily generated from the operation of the driverless Level 4 taxi services and robotruck logistics services.
For robotaxi services, we are obliged to provide ride-hailing services, with agreed upon destination, to riders as a principal through its robotaxis. The customers are individual passengers. We charge service fees calculated by trip mileage. There is only one performance obligation identified for each contract, the taxi services. The robotaxi services revenues are recognized over time as we provide the taxi services. For the contracts with customers where promotional discounts are provided to riders, the discounts are netted against revenues. The associated cost of revenues incurred primarily comprised of fuel costs, depreciation of robotaxis, labor costs and other costs directly attributable to providing the driverless Level 4 taxi services.
For robotruck logistics services, we are obliged to provide freight transportation services, with agreed upon destination, to the customers as a principal through its robotruck fleets. The customers are corporate entities and we charge fixed service fees determined by mileage and by tonnage. There is only one performance obligation identified for each contract, the freight transportation services. We recognize revenues over time as it performs services in the contract because the customers receive the benefit of the services as goods are transported from one location to another. If we were unable to complete delivery to the destination, another entity would not need to re-perform the transportation services already performed. As control transfers over time, revenues are recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided.
Management estimates the progress based on mileage completed to total mileage to be transported. It normally takes only one to three days for us to complete the performance obligation. The associated cost of revenues incurred primarily comprised of fuel costs, tolls, insurance costs, depreciation of property and equipment, labor costs and other costs directly attributable to providing the robotruck logistics services.
iii)
Sales of products

We sell autonomous driving related products directly to customers. Revenues from the sales of products are recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers.
Contract balances
Contract assets relate to our right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables and costs in excess of billings. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract which is presented in accounts payable and other current liabilities. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. There are no contract assets as of June 30, 2025.
Revenues recognized for the years ended December 31, 2022, 2023, 2024 and the six months ended June 30, 2024 and 2025 from performance obligations related to prior years were not material.

FINANCIAL INFORMATION

Practical expedients
We have used the following practical expedients as allowed under ASC 606:
(i)
The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of our contracts have a duration of one year or less.

(ii)
Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that its contracts generally do not include a significant financing component.

Share-Based Compensation
We grant share-based awards such as share options, restricted stock awards (“RSAs”), and restricted stock units to eligible employees. We account for these share-based awards in accordance with ASC Topic 718.
Share-based awards granted are measured at fair value on grant date or modification date and share-based compensation expense is recognized (a) for awards with only service condition, using the straight-line attribution method, net of actual forfeitures, over the vesting period; (b) for awards with service condition and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an initial public offering is a performance condition, cumulative share-based compensation expenses for the awards that have satisfied the service condition should be recorded upon the occurrence of an initial public offering. Management performs the probability assessment of achievement of the performance conditions on a quarterly basis by reviewing external and internal factors.
We selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for share options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term, the price volatility of the underlying stock, risk-free interest rate and expected dividend yield.
Fair Value of Ordinary Shares
Prior to our initial public offering on Nasdaq in November 2024, we have been a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation award to our employees as one of the inputs.
Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:
•
conditions in the industry and economy in general;

•
stage of development;

•
the prices, rights, preferences and privileges of our redeemable shares relative to our ordinary shares;

•
the likelihood of occurrence of a liquidity event and redemption event;

•
the results of independent third party valuations.

FINANCIAL INFORMATION

In determining our equity value before we become a public company, we used back-solve method or discounted cash flow method to determine the fair value of the business enterprise value (“BEV”), and then allocated the BEV to each element of our capital structure using an option pricing method.
If a recent transaction in equities existed, we applied back-solve method, which is a market approach to solve our implied BEV by considering the rights and preferences of each class of equities based on the consideration of the recent equity transaction.
If a recent transaction in equities did not exist, we applied discounted cash flow analysis to determine our BEV, based on our projected cash flow using management’s best estimate as of the valuation date.
The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made, which will not be necessary once these ordinary shares begin trading.
Income Taxes
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated statements of operations and comprehensive loss in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.
We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2022, 2023 and 2024, we did not have any significant unrecognized uncertain tax positions.

FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in the Listing Application. Due to the early stage of our commercialization efforts and our significant investments in R&D in the past, our historical results may not be indicative of our future results of operations. The following table sets forth our consolidated results of operations data both in absolute amounts and as percentages of our total revenue for the periods indicated.
	Year ended December 31,						Six months ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except percentages)
							(unaudited)
Revenues
Service revenues	66,380	97.1	64,546	89.8	67,415	89.9	24,166	97.8	21,685	61.2
Product revenues	2,006	2.9	7,353	10.2	7,610	10.1	554	2.2	13,749	38.8
Total Revenues	68,386	100.0	71,899	100.0	75,025	100.0	24,720	100.0	35,434	100.0
Cost of revenues	(36,322)	(53.1)	(55,015)	(76.5)	(63,622)	(84.8)	(22,134)	(89.5)	(29,655)	(83.7)
Gross profit	32,064	46.9	16,884	23.5	11,403	15.2	2,586	10.5	5,779	16.3
Operating expenses:
Research and development expenses(1)	(153,601)	(224.6)	(122,707)	(170.7)	(240,179)	(320.1)	(58,725)	(237.6)	(96,516)	(272.4)
Selling, general and administrative expenses(1)	(49,178)	(71.9)	(37,417)	(52.0)	(56,747)	(75.6)	(15,579)	(63.0)	(26,574)	(75.0)
Total operating expenses	(202,779)	(296.5)	(160,124)	(222.7)	(296,926)	(395.7)	(74,304)	(300.6)	(123,090)	(347.4)
Loss from operations	(170,715)	(249.6)	(143,240)	(199.2)	(285,523)	(380.5)	(71,718)	(290.1)	(117,311)	(331.1)
Investment income	8,890	13.0	19,389	27.0	20,378	27.2	11,350	45.9	28,687	81.0
Changes in fair value of warrants liability	3,887	5.7	(3,030)	(4.2)	5,617	7.5	5,617	22.7	—	—
Other income (expenses) – net	9,614	14.1	1,427	2.0	(15,477)	(20.6)	2,978	12.0	(2,015)	(5.7)
Loss before income tax	(148,324)	(216.8)	(125,454)	(174.4)	(275,005)	(366.4)	(51,773)	(209.5)	(90,639)	(255.8)
Income tax benefits (expenses)	74	0.1	126	0.2	(1)	(0.0)	(2)	(0.0)	(1)	(0.0)
Net loss	(148,250)	(216.7)	(125,328)	(174.2)	(275,006)	(366.4)	(51,775)	(209.5)	(90,640)	(255.8)
Less: Net loss attributable to non-controlling interests	(232)	(0.3)	(516)	(0.7)	(885)	(1.2)	(458)	(1.9)	5,446	15.4
Net loss attributable to Pony AI Inc.	(148,018)	(216.4)	(124,812)	(173.5)	(274,121)	(365.2)	(51,317)	(207.6)	(96,086)	(271.2)

Note:
(1)
Includes share-based compensation expenses:

FINANCIAL INFORMATION

	Year Ended December 31,			Six Months Ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
				(unaudited)
Research and development expenses	13,405	1,832	102,383	605	11,874
Selling, general and administrative expenses	5,178	1,926	24,620	855	4,343
Non-GAAP Financial Measure
We use adjusted net loss, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net loss (non-GAAP) helps identify underlying trends in our business, provides useful information about our results of operations, and enhances the overall understanding of our past performance and future prospects.
Adjusted net loss (non-GAAP) should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Adjusted net loss (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
Adjusted net loss (non-GAAP) represents net loss excluding non-cash share-based compensation and changes in fair value of warrants liability. The table below sets forth a reconciliation of our net loss to adjusted net loss (non-GAAP) for the years indicated.
	Year Ended December 31,			Six months Ended June 30,
	2022	2023	2024	2024	2025
	(US$ in thousands)
				(unaudited)
Net loss	(148,250)	(125,328)	(275,006)	(51,775)	(90,640)
Add:
Share-based compensation(1)	18,583	3,758	127,003	1,460	16,217
Changes in fair value of warrants liability(2)	(3,887)	3,030	(5,617)	(5,617)	—
Adjusted net loss (non-GAAP)(3)	(133,554)	(118,540)	(153,620)	(55,932)	(74,423)

Notes:
(1)
Share-based compensation is a non-cash expense arising from granting share-based awards to selected employees. Share-based compensation is not expected to result in future cash payments. For the years ended December 31, 2022, 2023, 2024 and the six months ended June 30, 2024 and 2025, the share-based compensation expenses were US$18.6 million, US$3.8 million, US$127.0 million, US$1.5 million and US$16.2 million, respectively, of which US$13.4 million, US$1.8 million, US$102.4 million, US$0.6 million and US$11.9 million, respectively, were included in R&D expenses and US$5.2 million, US$1.9 million, US$24.6 million, US$0.9 million and US$4.3 million, respectively, were included in selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss. The share-based compensation in the above table represents the sum of that recorded under each type of such expenses.

(2)
Changes in fair value of warrants liability are a non-cash item that relates to the warrants that we issued to some of our Series D investors. For the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2024, the changes in fair value of warrants liability were gain of US$3.9 million, loss of US$3.0 million, gain of US$5.6 million and gain of US$5.6 million, respectively. Such warrants had expired on March 4, 2024.

(3)
Such adjustments have no impact on income tax for the years ended December 31, 2022, 2023, 2024 and six months ended June 30, 2024 and 2025, due to i) the conditions on tax deduction for share-based compensation have not been met, and valuation allowance was provided for all deferred tax assets; and ii) warrants are issued by the Group’s Cayman entity, and its applicable income tax rate is nil.

FINANCIAL INFORMATION

Our adjusted net loss (non-GAAP measure) decreased from US$133.6 million in 2022 to US$118.5 million in 2023, primarily because our total revenues increased from 2022 to 2023 along with our business expansion and we had implemented a series of cost-reduction and efficiency enhancement initiatives across our operations. See “— Liquidity and Capital Resources — Cash Flows — Operating Activities” for a more detailed discussion on our cost-reduction and efficiency enhancement initiatives.
Our adjusted net loss (non-GAAP measure) increased from US$118.5 million in 2023 to US$153.6 million in 2024, primarily because we ramped up our research and development investments to support the development of the 7th generation robotaxi in collaboration with our OEM partners.
Our adjusted net loss (non-GAAP measure) increased from US$55.9 million for the six months ended June 30, 2024 to US$74.4 million for the six months ended June 30, 2025, primarily due to (i) our investments in mass production for the 7th generation robotaxi and (ii) the increased employee compensation and benefits to strengthen technological capabilities, which was partially offset by our gains in investment income.
DESCRIPTION OF KEY COMPONENTS OF OUR RESULTS OF OPERATIONS
Revenues
We are at a relatively early stage of generating revenues and diversifying our customer base. In the past, we have generated our revenues from (i) robotaxi services, (ii) robotruck services, and (iii) licensing and applications and have experienced significant changes in our revenue mix. We expect the scale and composition of our revenues to continue to vary significantly in the future as we continue to execute our go-to-market strategies.
The following table sets forth a breakdown of our revenues by business activities, in absolute amounts and as percentages of total revenues, for the periods indicated.
	Year Ended December 31,						Six Months Ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
							(unaudited)
Revenues
Robotaxi services	8,967	13.1	7,675	10.7	7,266	9.7	1,168	4.7	3,256	9.2
Robotruck services	22,368	32.7	25,021	34.8	40,365	53.8	18,035	73.0	17,300	48.8
Licensing and applications	37,051	54.2	39,203	54.5	27,394	36.5	5,517	22.3	14,878	42.0
Total revenues	68,386	100.0	71,899	100.0	75,025	100.0	24,720	100.0	35,434	100.0
Robotaxi services.   We generate robotaxi revenues primarily by (a) providing a comprehensive suite of AV engineering solutions, including AV software deployment and maintenance, vehicle integration and engineering and road testing, to OEMs and TNCs, helping them integrate our autonomous driving technology with their vehicle platforms, and to a much lesser extent, and (b) charging passengers fare for their rides with our robotaxis. We currently offer fare-charging robotaxi services across all four Tier-1 cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen, and we intend to introduce such services to broader geographies in China in the future through self-owned fleets and/or fleets owned and operated by fleet companies.
As the commercial deployment of our robotaxi services accelerates, we expect our robotaxi revenues to continue to grow both in absolute amount and by percentage of our total revenues in the future. In particular, revenues generated from passenger fare, as well as fees generated from operating robotaxis for TNCs and fleet companies, where applicable, are expected to increase alongside the growth of our own and/or third-party owned robotaxi fleets as we approach large-scale commercialization in the long run. Specifically, when our robotaxis are integrated into the TNC platform, the TNC platform will collect passenger fees, deduct customer

FINANCIAL INFORMATION

acquisition costs, and remit the remaining portion to us. Additionally, we will continue to adapt our revenue model based on market conditions and explore additional monetization opportunities for our robotaxi services. With the growing demand for robotaxi services, we may also develop new robotaxi revenue streams including selling robotaxis to fleet companies and charging licensing fees for the use of our Virtual Driver technology.
Robotruck services.   We generate robotruck revenues mainly by using our robotruck fleets to provide paid transportation services to logistics platforms. We charge them service fees by mileage depending on specific transport routes and/or by tonnage. As we continue to scale our robotruck fleets, we expect such revenues to grow in the near future.
Currently, we also generate a limited portion of our robotruck revenues from offering our Virtual Driver to truck OEMs, which integrate our technology into their vehicle platforms to enable autonomous driving functionality. We expect such revenues to continue to increase in the near future. As the customer base for our Virtual Driver continues to grow, we may develop new robotruck revenue streams including charging these customers recurring licensing fees for using our Virtual Driver technology. To a much lesser extent, we also generate robotruck revenues through providing AV engineering solutions, including customized software development, vehicle integration, engineering, and road testing, to customers. This assists in enhancing autonomous driving capabilities and overall performance of their robotrucks.
Licensing and applications.   We generate licensing and applications revenues primarily through (a) offering smart mobility solutions, including software solutions, proprietary vehicle domain controller products and data analytics tools to OEMs and other industry participants to empower vehicles to achieve higher levels of driving automation; (b) providing certain value-added technological services, such as vehicle integration services, and software development and licensing services, primarily to sensor and hardware component suppliers, helping them better adapt their products and solutions to autonomous driving use cases; and (c) offering V2X (vehicle-to-everything) products and services to enhance road safety, and improve transportation efficiency and experience.
Our licensing and applications offering, which primarily involves lower-level autonomous driving technologies, has reached a broader market as compared to other offerings, which focus on advanced autonomous driving solutions and still remain at relatively early stage of commercialization. While we have historically generated a significant portion of our revenues from licensing and applications, we expect our licensing and applications revenues, as a percentage of our total revenues, to decrease in the long term as we continue to grow our robotaxi and robotruck revenues.
By the nature of services based on the revenue recognition policies applicable to such services, our revenue streams can also be categorized into (i) virtual driver operation services, consisting of fare we collect from passengers for their rides with our robotaxis, and transportation service fees we charge logistics platforms, (ii) engineering solution services, representing primarily the services and software solutions we offer to OEMs and other industry participants, and (iii) sales of products, including AV hardware kit used in our Virtual Driver and our vehicle domain controller products. The following table sets forth a breakdown of our revenues by nature of services, in absolute amounts and as percentages of total revenues, for the periods indicated.

FINANCIAL INFORMATION

	Year Ended December 31,						Six Months Ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
							(unaudited)
Revenues
Virtual driver operation services	21,421	31.3	23,912	33.3	39,431	52.6	17,971	72.7	14,431	40.7
Engineering solution services	44,959	65.8	40,634	56.5	27,984	37.3	6,195	25.1	7,254	20.5
Sales of products	2,006	2.9	7,353	10.2	7,610	10.1	554	2.2	13,749	38.8
Total revenues	68,386	100.0	71,899	100.0	75,025	100.0	24,720	100.0	35,434	100.0
Revenues generated from virtual driver operation services increased from US$21.4 million in 2022 to US$23.9 million in 2023 and further to US$39.4 million in 2024, primarily due to the increase in transportation service fees collected by Cyantron Group to explore commercialization opportunities in the robotruck service markets and an increase in passenger fares driven by the expansion of our public-facing fare-charging robotaxi operations in Tier-1 cities in China. Revenues from virtual driver operation services decreased from US$18.0 million in the first half of 2024 to US$14.4 million in the first half of 2025, primarily due to lower transportation service fees charged to logistics platforms in connection with our robotruck services. This decline was mainly attributable to our proactive effort to streamline operations by concentrating on higher-margin logistics routes and discontinuing certain low-margin routes that required significant price concessions to secure orders. During the Track Record Period, we, both independently and in collaboration with Sinotrans, operated a fleet of 146, 171, 191 and 169 robotrucks as of December 31, 2022, 2023 and 2024 and June 30, 2025, respectively. Among which, the number of robotrucks operated by Cyantron Group increased from 126 as of December 31, 2022 to 150 as of December 31, 2023 and the mileage covered by the robotruck fleet of Cyantron Group increased to more than 17 million kilometers in 2023 from more than 13 million kilometers in 2022. In 2024, Cyantron Group continued to broaden its geographical footprints in China to penetrate the South China market with a total of 167 robotrucks as of December 31, 2024, as compared to a fleet of 150 robotrucks as of December 31, 2023, resulting in rising transportation service fees. The mileage covered by the robotruck fleet of Cyantron Group increased to approximately 21 million kilometers in 2024 from more than 17 million kilometers in 2023. The number of public-facing robotaxi orders received decreased slightly from over 146,000 in 2022 to over 138,000 in 2023, but then increased significantly to over 329,000 in 2024. In the first half of 2025, as part of our routine business operations, we retired certain older models of robotrucks, leading to a decrease in our robotruck fleet size from 190 as of June 30, 2024 to 169 as of June 30, 2025. This reduction partially contributed to the decline in transportation service fees charged to logistics platforms. However, in our robotaxi business, we recorded a significant increase in public-facing robotaxi orders, rising from 112,293 in the first half of 2024 to 250,876 in the first half of 2025, which helped offset the downward trend in revenues from virtual driver operation services.
Revenues generated from virtual driver operation services decreased from US$18.0 million for the six months ended June 30, 2024 to US$14.4 million for the six months ended June 30, 2025 due to a slight decrease in revenues generated from virtual driver operation services provided to robotruck customers, partially offset by a slight increase in virtual driver operation services provided to robotaxi passengers.
Revenues generated from engineering solution services decreased from US$45.0 million in 2022 to US$40.6 million in 2023 primarily due to a decrease of US$3.7 million in revenue from engineering solution services under our licensing and applications business. Such decrease was mainly driven by the reduced revenue we recognized from the customized research and development services we provided. Revenues generated from engineering solution services further decreased to US$28.0 million in 2024, primarily due to a decrease of US$10.4 million in connection with various projects for our V2X products and services.

FINANCIAL INFORMATION

Revenues generated from engineering solution services increased from US$6.2 million for the six months ended June 30, 2024 to US$7.3 million for the six months ended June 30, 2025, primarily due to increases in revenue from engineering solution services provided to our robotaxi and robotruck customers.
Revenues generated from sales of products increased from US$2.0 million in 2022 to US$7.4 million in 2023 and further to US$7.6 million in 2024 and increased from US$0.6 million for the six months ended June 30, 2024 to US$13.7 million for the six months ended June 30, 2025, primarily due to the increase of orders and delivery for autonomous domain controllers. The number of domain controllers we sold increased from 508 sets in 2022 to 2,788 sets in 2023 and further to 2,940 sets in 2024 and 8,109 sets for the six months ended June 30, 2025.
On the other hand, we have experienced price fluctuations in the domain controllers sold, which are primarily due to the fact that our domain controllers come in multiple models and versions, resulting in variations in the product mix. The combination of products sold differs from year to year, leading to price fluctuations. Additionally, within the same version, pricing adjustments may be made based on order volume. Since the launch of our domain controller sales in 2022, our product line initially consisted solely of single-Orin products and the average selling price of domain controller was approximately US$2,000. In 2023, we began to expand our portfolio to include dual-Orin products with higher selling price, and the average selling price of domain controller was approximately US$2,400. From 2023 to 2024, the average selling price of our domain controllers gradually declined to US$2,200, primarily due to the introduction of dual-Orin air-cooled products in 2024, which are priced lower than our water-cooled products. For the first half of 2025, the average selling price further decreased to approximately US$1,700 from approximately US$4,000 in the first half of 2024, mainly because a substantial portion of our sales during this period was to a major customer who primarily procured single-Orin products with lower selling price.
Cost of Revenues
Our cost of revenues consists primarily of (i) fleet operation expenses, primarily representing (a) tolls and fuel costs incurred by our self-owned robotaxi and robotruck fleets, (b) third-party transportation expenses incurred for third-party robotruck fleets, including the fleets of Supplier K, engaged by us to supplement our in-house transportation capacity during periods of high logistics demand, and (c) other expenses relating to fleet operations and maintenance which mainly includes car leasing costs incurred for the robotrucks leased from third parties under our operation to provide robotruck services and business insurance costs, (ii) employee compensation representing salaries, welfare and bonuses for our engineers, safety drivers and other personnel in relation to the provision of our services and solutions to customers, (iii) direct operating and materials costs, consisting primarily of expenses relating to materials and supplies, such as finished goods in relation to sales of vehicle domain controller products and raw materials for sensors and network equipment in relation to certain V2X products and services, and costs for R&D support and other third-party professional services in relation to the provision of our services and solutions to customers, and (iv) others, mainly including traveling expenses, depreciation and amortization, and other office and utility expenses.
Similar to our revenues in 2022, 2023 and 2024 and six months ended June 30, 2024 and 2025, our cost mix experienced changes in the historical periods as we remained in relatively early stages of commercialization and diversifying our revenue streams. As a result, we expect the amounts and composition of our cost of revenues to continue to evolve in the near future.
The following table sets forth a breakdown of our cost of revenues, both in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

FINANCIAL INFORMATION

	Year Ended December 31,						Six Months Ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
							(unaudited)
Cost of revenues
Fleet operation expenses	18,658	51.3	20,882	38.0	35,026	55.1	15,746	71.1	12,261	41.3
Employee compensation	9,249	25.5	11,372	20.7	14,863	23.4	5,140	23.2	3,658	12.3
Direct operating and material costs	7,807	21.5	21,498	39.1	12,580	19.8	866	3.9	13,264	44.7
Others	608	1.7	1,263	2.2	1,153	1.7	382	1.8	472	1.7
Total cost of revenues	36,322	100.0	55,015	100.0	63,622	100.0	22,134	100.0	29,655	100.0
Gross Profit and Gross Profit Margin
As a result of the foregoing, we recorded gross profit of US$32.1 million, US$16.9 million, US$11.4 million, US$2.6 million and US$5.8 million in 2022, 2023 and 2024 and the six months ended June 30, 2024 and 2025, respectively, representing gross profit margin of 46.9%, 23.5%, 15.2%, 10.5% and 16.3% during the same periods, respectively.
Robotaxi services.   During the Track Record Period, revenue from AV engineering solutions, which is project-based, accounted for the majority of revenues from our robotaxi services and was the primary driver of the gross profit margin of our robotaxi services. Our gross profit margin for robotaxi services decreased from 2022 to 2023, primarily due to a higher revenue contribution of AV engineering solution projects with OnTime Mobility, which involved lower-margin vehicle sales in addition to higher-margin software development as compared to projects with other OEM partners. Since the revenue generated from our collaboration with OnTime Mobility increased from 2022 to 2023, we recorded a lower gross profit margin for robotaxi services in 2023. Our gross profit margin for robotaxi services increased from 2023 to 2024, mainly due to our AV engineering solution projects with Customer K in South Korea with relatively high gross profit margin profile, which began contributing revenue in 2024. Moreover, the gross profit margin for our robotaxi services improved significantly in the six months ended June 30, 2025 as compared to the same period in 2024, mainly due to increased revenue from AV engineering solution projects with Customer K in South Korea as well as our continued focus on high-margin revenue sources and improved robotaxi unit economics.
Robotruck services.   During the Track Record Period, we recorded a relatively low gross profit margin for our robotruck services. As current regulations require our robotruck services to be accompanied by a safety driver, and our trucks are equipped with autonomous driving technology, our operating costs in relation to robotruck services are elevated. As a result, the relatively low gross profit margin of our robotruck services is generally consistent with or slightly inferior to industry norms in the trucking freight sector. Particularly, our gross profit margin for robotruck services decreased from 2022 to 2024, primarily due to the competitive pricing strategy we adopted to secure new orders during our market expansion stage and to respond to the intensified competition in the logistics industry in China. Our gross profit margin for robotruck services improved in the six months ended June 30, 2025 as compared to the same period in 2024, mainly due to our focus on high-margin projects and the launch of a software development project with a robotruck client, which leveraged our existing code base and required lower incremental cost and capital input.
Licensing and applications.   Sales of products, such as domain controllers, is an integral part of our licensing and applications business and generally yields lower gross profit margins due to industry-wide competition focused on pricing efficiency, compared to provision of other solutions and services under the licensing and applications business. As result, along with the increased revenue contribution of product sales under licensing and applications business, our gross profit margin for licensing and applications decreased from 2022 to 2024 and from the six months ended June 30, 2024 to the same period in 2025.

FINANCIAL INFORMATION

The decline in overall gross profit and gross margin from 2022 to 2024 are primarily attributed to the changes in the product mix, particularly increases in the proportion of revenue from Robotruck services and product sales of Licensing and Application, which exhibited a lower gross margin as compared with Robotaxi services. Our gross profit margin improved in the six months ended June 30, 2025 as compared to the same period in 2024, mainly driven by a higher revenue contribution from our robotaxi business and a reduced proportion of revenue from robotruck services. The improvement also reflected our focused strategy on prioritizing high-margin revenues sources within Robotaxi and Robotruck services to reduce gross margin variability.
Operating Expenses
The following table sets forth a breakdown of our operating expenses, both in absolute amounts and as percentages of our total operating expenses, for the periods indicated.
	Year Ended December 31,						Six Months Ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
							(unaudited)
Operating expenses
Research and development expenses	153,601	75.7	122,707	76.6	240,179	80.9	58,725	79.0	96,516	78.4
Selling, general and administrative expenses	49,178	24.3	37,417	23.4	56,747	19.1	15,579	21.0	26,574	21.6
Total operating expenses	202,779	100.0	160,124	100.0	296,926	100.0	74,304	100.0	123,090	100.0
Research and development expenses
Our research and development expenses consist primarily of (i) employee compensation, representing salaries, welfare and bonuses as well as share-based compensation for our research and development staff, which include engineers and other personnel responsible for the design, development and testing of our autonomous driving technology, (ii) development and testing expenses, consisting primarily of expenses relating to materials and supplies, third-party research and development for robotaxi (such as service fees for use of high-precision maps, maintenance and operation of 5G network, and vehicle modification and research and development) and other professional services, and vehicle operations, testing and maintenance for research and development purpose, (iii) depreciation and amortization in relation to our vehicles for research and development purposes, server and network equipment, (iv) others, mainly including rental and office administrative expenses in relation to our research and development activities.
The following table sets forth a breakdown of our research and development expenses, both in absolute amounts and as percentages of our total research and development expenses, for the periods indicated.

FINANCIAL INFORMATION

	Year Ended December 31,						Six Months Ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
							(unaudited)
Research and development expenses
Employee compensation	108,772	70.8	75,586	61.6	184,683	76.9	40,285	68.6	65,673	68.0
Development and testing expenses	25,014	16.3	28,343	23.1	41,884	17.4	11,510	19.6	24,814	25.7
Depreciation and amortization	15,789	10.3	12,517	10.2	7,358	3.1	4,242	7.2	2,327	2.4
Others	4,026	2.6	6,261	5.1	6,254	2.6	2,688	4.6	3,702	3.9
Total research and development expenses	153,601	100.0	122,707	100.0	240,179	100.0	58,725	100.0	96,516	100.0
Selling, general and administrative expenses
Our selling, general and administrative expenses consist primarily of (i) employee compensation, representing salaries, welfare and bonuses as well as share-based compensation for our selling, general and administrative employees, (ii) professional service expenses, which consist primarily of outsourcing fees relating to human resources and IT functions and fees paid to auditors and external legal counsels, (iii) rental and office administrative expenses, and (iv) others, mainly including depreciation and amortization.
The following table sets forth a breakdown of our selling, general and administrative expenses, both in absolute amounts and as percentages of our total selling, general and administrative expenses, for the periods indicated.
	Year Ended December 31,						Six Months Ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
							(unaudited)
Selling, general and administrative expenses
Employee compensation	30,267	61.6	20,786	55.6	45,807	80.7	10,870	69.8	18,522	69.7
Professional service expenses	9,890	20.1	9,282	24.8	4,234	7.5	2,047	13.1	5,421	20.4
Rental and office administrative expenses	6,251	12.7	4,819	12.9	5,679	10.0	2,289	14.7	1,621	6.1
Others	2,770	5.6	2,530	6.7	1,027	1.8	373	2.4	1,010	3.8
Total selling, general and administrative expenses	49,178	100.0	37,417	100.0	56,747	100.0	15,579	100.0	26,574	100.0
Investment Income
Our investment income consists primarily of interest on time and structured deposits and gains from investments.

FINANCIAL INFORMATION

Changes in Fair Value of Warrants Liability
Our changes in fair value of warrants liability arise from changes in the carrying amount of the warrants that we issued to some of our Series D investors, which allowed the investors to acquire our Series D preferred shares after the investors obtain the requisite outbound direct investment approval from relevant regulatory authorities in China. For further information, see Note 12 to the Accountants’ Report included in Appendix I to the Listing Application. All of such warrants had expired on March 4, 2024 and there was no outstanding warrant as of the Latest Practicable Date.
Other Income and Expenses
Our other income includes primarily government grants, fair value change of equity securities and foreign exchange gains. Our other expenses include primarily foreign exchange losses. The following table sets forth a breakdown of our other income and expenses in absolute amounts and as percentages of our total other income and expenses for the periods indicated.
	Year Ended December 31,						Six Months Ended June 30,
	2022		2023		2024		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
							(unaudited)
Other income and expenses
Government grants	7,618	79.3	7,130	499.7	6,494	(42.0)	1,345	45.2	1,541	(76.5)
Fair value change of equity securities	—	—	(4,727)	(331.3)	(21,285)	137.5	1,958	65.7	(6,234)	309.4
Foreign exchange gains (loss)	2,782	28.9	(683)	(47.9)	(520)	3.4	(218)	(7.3)	2,725	(135.2)
Others	(786)	(8.2)	(293)	(20.5)	(166)	1.1	(107)	(3.6)	(47)	2.3
Total other income and expenses	9,614	100.0	1,427	100.0	(15,477)	100.0	2,978	100.0	(2,015)	100.0
During the Track Record Period, the government grants we received mainly included recurring government awards for our research and development activities and our contribution to local economy, as well as one-off project-based government subsidies to support our business development. The amounts of the recurring government grants we can receive in each period may vary, because such amounts are determined based on different performance indicators such as the amount of investment we attracted, our research and development expenditure and our investment in fixed assets in the corresponding period. Meanwhile, the project-based government subsidies, which are primarily initiated by the relevant government authorities, are not fixed in amount and are not expected to recur. Our government grants decreased from US$7.6 million in 2022 to US$7.1 million in 2023 and further to US$6.5 million in 2024, primarily due to the discontinuation of certain one-off project-based government subsidies we previously received. Our government grants remained relatively stable at US$1.3 million and US$1.5 million in the six months ended June 30, 2024 and 2025, respectively.
We recorded other income — net, of US$9.6 million and US$1.4 million in 2022 and 2023, respectively. The decrease from 2022 to 2023 was primarily attributable to fair value change of the equity securities we invested in and foreign exchange loss. We recorded other expense — net, of US$15.5 million in 2024, as compared to other income — net of US$1.4 million in 2023, primarily attributable to fair value changes of our equity securities investments.
We recorded other expense — net, of US$2.0 million for the six months ended June 30, 2025, as compared to other income — net of US$3.0 million for the six months ended June 30, 2024, primarily attributable to fair value changes of our equity securities investments and foreign exchange gains (losses).

FINANCIAL INFORMATION

TAXATION
Cayman Islands
We are incorporated in the Cayman Islands. Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, payments of dividends and capital in respect of our shares are not subject to taxation, and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to the Cayman Islands income or corporation tax.
United States
Our subsidiary incorporated in the United States, namely Pony. AI, Inc., is subject to federal income tax in the United States at the rate of 21% (in addition to any state and local taxes, as applicable) for each of the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2024 and 2025.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment in 2018 and 2019 onwards, our subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by our Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.
PRC
Under the PRC Enterprise Income Tax Law effective from January 1, 2008, which was most recently amended December 29, 2018, our PRC subsidiaries are subject to the statutory rate of 25%, except for preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.
For example, enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years. Certain of our PRC subsidiaries, namely Beijing (HX) Pony, Beijing (ZX) Pony, Guangzhou (ZX) Pony, Guangzhou (HX) Pony, Jiangsu Rye Data Technology Co., Ltd., Shenzhen (YX) Pony, Beijing (YX) Pony and Shanghai (YX) Pony were recognized as “high and new technology enterprises”, and therefore enjoyed a preferential tax rate of 15% for three years starting from 2018, 2018, 2019, 2020, 2021, 2022, 2022 and 2023, respectively. In 2021, Beijing (HX) Pony and Beijing (ZX) Pony reevaluated their “high and new technology enterprises” status, securing the 15% preferential tax rate for 2021 to 2023. In 2023, Guangzhou (HX) Pony reevaluated its “high and new technology enterprise” status, securing the 15% preferential tax rate for 2023 to 2025. In 2024, Beijing (HX) Pony, Beijing (ZX) Pony, Guangzhou (ZX) Pony and Jiangsu Rye Data Technology Co., Ltd. reevaluated their “high and new technology enterprises” status, securing the 15% preferential tax rate for 2024 to 2026.
As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Hongkong Pony AI Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, and may be subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a Beneficial Owner of the dividend from PRC tax perspective. We did not record any dividend withholding tax, as our WFOE, which is a foreign investment enterprise, did not have any retained earnings in any of the periods presented.
If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks related to Doing Business in China — We

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may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and non-PRC holders of our ADSs or Shareholders and have a material adverse effect on our results of operations and the value of your investment.”
PERIOD-TO-PERIOD COMPARISON OF RESULTS OF OPERATIONS
Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024
Revenues
Our revenues increased by 43.3% from US$24.7 million in the six months ended June 30, 2024 to US$35.4 million in the six months ended June 30, 2025, mainly driven by the growth in revenues from both licensing and applications and robotaxi services.
Robotaxi services.   Our revenues from robotaxi services increased significantly from US$1.2 million in the six months ended June 30, 2024 to US$3.3 million in the six months ended June 30, 2025, mainly driven by the increases in revenues from both public-facing fare-charging robotaxi operations and project- based engineering solution services. The strong growth in public-facing fare-charging robotaxi operations was primarily attributable to expanding user adoption, growing demand in Tier-1 cities and an increased number of operating robotaxis. The fleet size of robotaxis increased from 248 as of June 30, 2024 to 329 as of June 30, 2025. We also continued to optimize our pricing and operation strategies across diverse user bases, leading to improved user engagement and service efficiency. The increase in revenues from project-based engineering solution services was primarily due to new projects overseas.
Robotruck services.   Our revenues from robotruck services remained relatively stable at US$17.3 million in the six months ended June 30, 2025, as compared to US$18.0 million in the six months ended June 30, 2024. The slight decrease primarily reflected our proactive operation optimization to focus on high-margin revenues, while our corporate customers for robotruck services increased from 31 in the six months ended June 30, 2024 to 114 in the six months ended June 30, 2025. As part of our routine business operations, we phased out certain older models of robotrucks, resulting in a reduction of our robotruck fleet size from 190 as of June 30, 2024 to 169 as of June 30, 2025.
Licensing and applications.   Our revenues generated from licensing and applications increased significantly from US$5.5 million in the six months ended June 30, 2024 to US$14.9 million in the six months ended June 30, 2025, mainly driven by increased orders and deliveries of autonomous domain controller products, supported by rising demand from both new and existing clients in the robot-delivery segment. The number of domain controllers sold increased from 138 sets for the six months ended June 30, 2024 to 8,109 sets for the six months ended June 30, 2025.
Cost of revenues
Our cost of revenues increased by 34.0% from US$22.1 million in the six months ended June 30, 2024 to US$29.7 million in the six months ended June 30, 2025, primarily due to an increase in direct operating and materials costs of US$12.4 million. Such increase was mainly due to the increased procurement of finished goods in relation to sales of vehicle domain controller products.
Gross profit and gross profit margin
As a result of the foregoing, our gross profit increased significantly from US$2.6 million in the six months ended June 30, 2024 to US$5.8 million in the six months ended June 30, 2025. Our gross profit margin improved from 10.5% in the six months ended June 30, 2024 to 16.3% in the six months ended June 30, 2025. The significant gross margin improvement was mainly driven by our strategy on prioritizing high-margin revenues sources within robotaxi and robotruck services.
Robotaxi services.   The gross profit margin for our robotaxi services improved significantly in the six months ended June 30, 2025 as compared to the same period in 2024, primarily due to a significant revenue

FINANCIAL INFORMATION

contribution of our AV engineering solution projects with Customer K in South Korea in the first half of 2025 primarily because our projects with such customer had entered next phases in the first half of 2025, during which we mainly provided ongoing operation services and software licensing, which typically generate relatively higher gross profit margins. In contrast, in the first half of 2024, we did not generate revenue from Customer K in South Korea. In addition, we have been focusing on prioritizing high-margin revenue sources to reduce gross margin variability. We also made solid progress in optimizing Robotaxi unit economics.
Robotruck services.   Our gross profit margin for robotruck services also improved in the six months ended June 30, 2025 as compared to the same period in 2024, primarily due to our strategic focus on high-margin projects for robotruck services. Moreover, we had secured a software development project with a relatively higher gross profit margin for a robotruck client in the first half of 2025. Software development projects generally yield higher gross profit margins as compared to other robotruck services, such as the transportation services, mainly because software development has lower incremental cost and requires less operating and capital input. Moreover, the newly secured software development project was implemented based on our existing code base, which further enhanced the gross profit margin of such project.
Licensing and applications.   The gross profit margin for licensing and applications decreased in the six months ended June 30, 2025 as compared to the same period in 2024, primarily due to the increased revenue contribution of sales of domain controllers under licensing and applications business, which has a relatively low gross margin profile.
Operating expenses
Our operating expenses increased by 65.7% from US$74.3 million in the six months ended June 30, 2024 to US$123.1 million in the six months ended June 30, 2025.
Research and development expenses
Our research and development expenses increased by 64.4% from US$58.7 million in the six months ended June 30, 2024 to US$96.5 million in the six months ended June 30, 2025, primarily due to (i) investments in mass production for the 7th generation robotaxi and (ii) increased employee compensation and benefits for our research and development staff to strengthen our technological capabilities.
Selling, general and administrative expenses
Our selling, general and administrative expenses increased by 70.6% from US$15.6 million in the six months ended June 30, 2024 to US$26.6 million in the six months ended June 30, 2025 primarily due to (i) increased compensation and benefits for our selling and administrative staff in preparation for large-scale commercial deployment and (ii) increased professional service fees in relation to compliance-related expenses associated with corporate governance as a public company.
Investment income
Our investment income increased significantly from US$11.4 million in the six months ended June 30, 2024 to US$28.7 million in the six months ended June 30, 2025, primarily due to (i) our gains from the disposal of a portion of our equity investment in an investee to an Independent Third Party in January 2025 to generate additional working capital for our operations, including our ongoing research and development activities, and (ii) increased interest on bank time deposit.
Changes in fair value of warrants liability
We recorded no changes in fair value of warrants liability for the six months ended June 30, 2025, as compared to gains in fair value of warrants liability of US$5.6 million for the six months ended June 30, 2024, primarily due to the expiration of the warrants we granted to an investor, which had expired in March 2024.

FINANCIAL INFORMATION

Other income (expense) — net
We recorded other expense — net, of US$2.0 million for the six months ended June 30, 2025, as compared to other income — net of US$3.0 million for the six months ended June 30, 2024, primarily attributable to fair value changes of our equity securities investments.
Income tax expenses
We recorded income tax expenses of US$2 thousand and US$1 thousand in the six months ended June 30, 2024 and 2025, respectively.
Net loss
As a result of the foregoing, we recorded net loss of US$51.8 million and US$90.6 million for the six months ended June 30, 2024 and 2025, respectively. The increase in our net loss from the six months ended June 30, 2024 to the six months ended June 30, 2025 was mainly attributable to the increase in our operating expenses of US$48.8 million during the same period.
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Revenues
Our total revenues increased by 4.3% from US$71.9 million in 2023 to US$75.0 million in 2024, primarily driven by the growth of our robotruck services.
Robotaxi services.   Our revenues generated from robotaxi services decreased by 5.3% from US$7.7 million in 2023 to US$7.3 million in 2024, mainly due to reduced service fees from providing AV engineering solutions based on our collaboration projects’ progression schedule. The decrease was partially offset by an increase in passenger fares driven by the expansion of our public-facing fare-charging robotaxi operations in Tier-1 cities in China. Our size of fleet of robotaxis increased from 252 as of December 31, 2023 to 270 as of December 31, 2024, and the number of robotaxi public-facing orders received increased from over 138,000 in 2023 to over 329,000 in 2024.
Robotruck services.   Our revenues generated from robotruck services increased by 61.3% from US$25.0 million in 2023 to US$40.4 million in 2024, which was mainly attributable to the increase in transportation service fees collected by Cyantron Group, an entity founded by us (as the controlling shareholder) and Sinotrans in 2022, to explore commercialization opportunities in the robotruck services markets. Cyantron Group offers paid transportation services to Sinotrans to fulfill its freight orders across China with a fleet of robotrucks, consisting of both Level 2+ trucks and Level 4 autonomous trucks with safety drivers. The increase in transportation service fees was mainly driven by the extended geographical coverage of Cyantron Group’s robotruck services, an increase in the number of robotrucks operated by Cyantron Group and enhanced operation efficiency in terms of mileage covered by the robotruck fleet of Cyantron Group. In 2024, Cyantron Group continued to broaden its geographical footprints in China to penetrate the South China market with a total of 167 robotrucks as of December 31, 2024, as compared to a fleet of 150 robotrucks as of December 31, 2023, resulting in rising transportation service fees. Specifically, the mileage covered by the the robotruck fleet of Cyantron Group increased to approximately 21 million kilometers in 2024 from more than 17 million kilometers in 2023.
Licensing and applications.   Our revenues generated from licensing and applications decreased by 30.1% from US$39.2 million in 2023 to US$27.3 million in 2024, mainly attributable to the decrease in revenues generated from our V2X (vehicle-to-everything) business from US$18.0 million in 2023 to US$0.7 million in 2024. This was because fewer projects reached milestone stages in 2024 for the purposes of revenue recognition in connection with various projects for our V2X business. The decrease was partially offset by the increase in revenues generated from our smart mobility services and smart mobility solutions from US$10.2 million in 2023 to US$16.1 million in 2024, mainly attributable to the increase in the number of corporate customers we

FINANCIAL INFORMATION

served from 30 in 2023 to 49 in 2024 and the increase in the number of domain controllers sold from 2,788 sets in 2023 to 2,940 sets in 2024.
Cost of revenues
Our cost of revenues increased by 15.6% from US$55.0 million in 2023 to US$63.6 million in 2024. Specifically, the increase in our cost of revenues was primarily due to the increases in (i) fleet operation expenses of US$14.1 million from 2023 to 2024, driven by the increased robotaxi orders and expanding geographical footprints and fleet for Cyantron Group’s robotruck services, which mainly comprised increases in (i) vehicle maintenance expenses of US$0.2 million and tolls and fuel costs of US$6.0 million from 2023 to 2024; and (ii) employee compensation of US$3.5 million as a result of a growing number of engineers and other personnel being assigned in our revenue-generating projects to support the accelerated commercial deployment of our technology, which was mainly attributable to the increase in the number of corporate customers served from 52 in 2023 to 111 in 2024. Such increase was partially offset by the decrease in direct operating and material costs of US$8.9 million as we did not incur significant material costs for specific licensing and applications projects in 2024, in contrast to 2023.
Gross profit and gross profit margin
As a result of the foregoing, our gross profit decreased from US$16.9 million in 2023 to US$11.4 million in 2024, as the increase in our cost of revenues outpaced the increase in our revenues from 2023 to 2024. Our gross profit margin decreased from 23.5% in 2023 to 15.2% in 2024, mainly due to services with relatively lower gross profit margin contributed an increasing amount to our revenues in 2024 compared to 2023. Particularly, revenues from virtual driver operations under our robotruck business, which has a relatively lower gross profit margin, as percentages of our total revenues increased from 33.1% in 2023 to 52.2% in 2024.
Robotaxi services.   Our gross profit margin for robotaxi services increased from 2023 to 2024, primarily due to the revenue contribution of our AV engineering solution projects with Customer K in South Korea in 2024. We started to generate revenue from the collaboration with Customer K in 2024, and such collaboration generally yields relatively higher gross profit margin as mentioned above, leading to a higher profit margin for robotaxi services in 2024.
Robotruck services.   Our gross profit margin for robotruck services decreased from 2023 to 2024, primarily due to the competitive pricing strategy we adopted to secure new orders during our market expansion stage and to respond to the intensified competition in the logistics industry in China.
Licensing and applications.   The gross profit margin for licensing and applications decreased from 2023 to 2024, primarily due to the increased revenue contribution of sales of domain controllers under licensing and applications business.
Operating expenses
Our operating expenses increased by 85.4% from US$160.1 million in 2023 to US$296.9 million in 2024.
Research and development expenses
Our research and development expenses increased by 95.7% from US$122.7 million in 2023 to US$240.2 million in 2024, attributable primarily to the increase in employee compensation of US$109.1 million, which was mainly due to (i) the expenses incurred in connection with the vesting of share-based compensation awards upon our initial public offering on Nasdaq in November 2024 of US$98.8 million and (ii) the increases in both the headcount and compensation for our research and development staff. To a lesser extent, the increase in our research and development expenses was also attributable to the increase in development and testing expenses of US$13.5 million as a result of our increased investment in product and technology development.

FINANCIAL INFORMATION

Selling, general and administrative expenses
Our selling, general and administrative expenses increased by 51.7% from US$37.4 million in 2023 to US$56.7 million in 2024, attributable primarily to the increase in employee compensation of US$25.0 million, which was mainly due to (i) the expenses incurred in connection with the vesting of share-based compensation awards upon our initial public offering on Nasdaq in November 2024 of US$21.9 million, and (ii) the increases in both the headcount and compensation for our selling personnel and general and administrative staff. The increase in our selling, general and administrative expenses was partially offset by the decrease in professional services expenses of US$5.0 million. Professional services expenses associated with our initial public offering have been capitalized in 2024, while they are expensed as incurred in prior years.
Investment income
Our investment income increased from US$19.4 million in 2023 to US$20.4 million in 2024, primarily due to our increased interest on bank time deposit and gains from wealth management products.
Changes in fair value of warrants liability
We recorded gains in fair value of warrants liability of US$5.6 million in 2024, as compared to loss in fair value of warrants liability of US$3.0 million in 2023. The changes in fair value of warrants liability were primarily due to the expiration of the warrants we granted to an investor.
Other income (expense) — net
We recorded other expense — net, of US$15.5 million in 2024, as compared to other income — net of US$1.4 million in 2023, primarily attributable to fair value changes of our equity securities investments.
Income tax benefits (expenses)
We recorded income tax benefits of US$0.1 million and income tax expenses of US$1 thousand in 2023 and 2024, respectively.
Net loss
As a result of the foregoing, we recorded net loss of US$125.3 million and US$275.0 million in 2023 and 2024, respectively. The increase in our net loss from 2023 to 2024 was mainly attributable to the increase in our operating expenses of US$136.8 million from 2023 to 2024.
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Revenues
Our total revenues increased by 5.1% from US$68.4 million in 2022 to US$71.9 million in 2023 primarily driven by the growth of our robotruck services and licensing and applications.
Robotaxi services.   Our revenues generated from robotaxi services declined by 14.4% from US$9.0 million in 2022 to US$7.7 million in 2023, mainly due to reduced service fees from providing AV engineering solutions to a TNC based on our collaboration project’s progression schedule. However, this decline in robotaxi services revenues was partially mitigated by an increase in passenger fares as we launched and scaled our public-facing fare-charging robotaxi operations in Tier-1 cities in China, which were still at a nascent stage in terms of commercialization. The revenue per robotaxi per day increased from US$3.7 in 2022 to US$4.9 in 2023.
Robotruck services.   Our revenues generated from robotruck services increased by 11.9% from US$22.4 million in 2022 to US$25.0 million in 2023, which was mainly attributable to the increase in transportation service fees that Sinotrans paid to Cyantron Group. The increase in transportation service fees

FINANCIAL INFORMATION

was mainly driven by an increase in the number of robotrucks operated by Cyantron Group and enhanced operational efficiency in terms of mileage covered by robotruck fleet of Cyantron Group. Specifically, the number of robotrucks operated by Cyantron Group increased from 126 as of December 31, 2022 to 150 as of December 31, 2023 and the mileage covered by robotruck fleet of Cyantron Group increased to more than 17 million kilometers in 2023 from more than 13 million kilometers in 2022.
Licensing and applications.   Our revenues generated from licensing and applications increased by 5.8% from US$37.1 million in 2022 to US$39.2 million in 2023, primarily due to the revenues generated from our V2X (vehicle-to-everything) business of US$18.0 million in 2023, compared to nil in 2022. To a lesser extent, revenues generated from our smart mobility solutions grew from US$8.5 million in 2022 to US$10.2 million in 2023, as we expanded our proprietary vehicle domain controller product portfolio and production capacity. The number of corporate customers we served increased from 14 in 2022 to 30 in 2023 and the number of domain controllers we sold increased from 503 sets in 2022 to 2,788 sets in 2023.
Cost of revenues
Our cost of revenues increased by 51.5% from US$36.3 million in 2022 to US$55.0 million in 2023. Specifically, the increase in our cost of revenues was primarily due to the increases in (i) direct operating and material costs of US$13.7 million, primarily due to the rising material costs associated with specific licensing and applications projects in 2023, (ii) employee compensation of US$2.1 million as a result of a growing number of engineers and other personnel being assigned in our revenue-generating projects to support the accelerated commercial deployment of our technology, which was mainly attributable to the increase in the number of corporate customers served from 20 in 2022 to 52 in 2023, and (iii) fleet operation expenses of US$2.2 million, mainly driven by the increased period for Cyantron Group’s robotruck services in operation in 2023, in contrast to 2022, when operations commenced only from April 2022.
Gross profit and gross profit margin
As a result of the foregoing, our gross profit decreased from US$32.1 million in 2022 to US$16.9 million in 2023, as the increase in our cost of revenues outpaced the increase in our revenues from 2022 to 2023. Our gross profit margin decreased from 46.9% in 2022 to 23.5% in 2023, primarily due to distinct gross profit margin profiles of various licensing and applications projects between these two years. In 2023, we entered into several new licensing and application contracts, where sales of domain controllers, as an integral part of our solutions and services, accounted for a significant portion. Revenues from sales of products (for example, domain controllers) under licensing and applications business as percentages of total revenues from licensing and applications business increased significantly from 2.7% in 2022 to 17.5% in 2023, while such percentages for revenues from engineering solutions services under licensing and applications business decreased from 97.3% in 2022 to 82.5% in 2023. As product sales typically yield lower gross profit margins compared to provision of engineering solutions services, the gross profit margin for our licensing and applications business decreased in 2023, resulting in the declined overall gross profit margin.
Robotaxi services.   Our gross profit margin for robotaxi services decreased from 2022 to 2023, primarily due to a higher revenue contribution of AV engineering solution projects with OnTime Mobility. Our collaboration with OnTime Mobility in 2022 and 2023 involved both software development and vehicle sales, while our co-development projects with other OEM partners then focused on software development. As vehicle sales generally has a lower gross profit margin than software development, our collaboration with OnTime Mobility yields a relatively lower gross profit margin compared to our projects with other OEM partners. Since the revenue generated from our collaboration with OnTime Mobility increased from 2022 to 2023, we recorded a lower gross profit margin for robotaxi services in 2023.
Robotruck services.   Our gross profit margin for robotruck services decreased from 2022 to 2023, primarily due to the competitive pricing strategy we adopted to secure new orders during our market expansion stage and to respond to the intensified competition in the logistics industry in China.

FINANCIAL INFORMATION

Licensing and applications.   The gross profit margin for licensing and applications decreased from 2022 to 2023, primarily due to the increased revenue contribution of sales of products (for example, domain controllers) under licensing and applications business.
Operating expenses
Our operating expenses decreased by 21.0% from US$202.8 million in 2022 to US$160.1 million in 2023.
Research and development expenses
Our research and development expenses decreased by 20.1% from US$153.6 million in 2022 to US$122.7 million in 2023, attributable primarily to the decreased employee compensation. Our employee compensation decreased from US$108.8 million in 2022 to US$75.6 million in 2023, mainly because compensation expenses for certain research and development staff were allocated to cost of revenues, which was in line with their current role in driving revenue generation as the commercial deployment of our technology accelerated. The decrease in expenses in relation to research and development staff in the same period was partially offset by the increase in development and testing expenses in the amount of US$3.3 million, which were generally in line with our business growth.
Selling, general and administrative expenses
Our selling, general and administrative expenses decreased by 23.9% from US$49.2 million in 2022 to US$37.4 million in 2023, attributable primarily to the decreased employee compensation and rental and office administrative expenses. Our employee compensation decreased from US$30.3 million in 2022 to US$20.8 million in 2023 due to optimized workforce to improve our operating and marketing efficiency. Our rental and office administrative expenses decreased from US$6.3 million in 2022 to US$4.8 million in 2023, primarily due to the decrease in rent as we terminated certain of our leases for office space to optimize cost management and improve operational efficiency.
Investment income
Our investment income increased from US$8.9 million in 2022 to US$19.4 million in 2023, primarily due to our increased interest on bank time deposit and gains from wealth management products.
Changes in fair value of warrants liability
We recorded gains in fair value of warrants liability of US$3.9 million in 2022, as compared to loss in fair value of warrants liability of US$3.0 million in 2023.
Other income — net
We recorded other income — net, of US$9.6 million and US$1.4 million in 2022 and 2023, respectively, primarily attributable to investment fair value changes and foreign exchange loss.
Income tax benefits
We recorded income tax benefits of US$0.1 million and US$0.1 million in 2022 and 2023, respectively.
Net loss
As a result of the foregoing, we recorded net loss of US$148.3 million and US$125.3 million in 2022 and 2023, respectively. The decrease in our net loss from 2022 to 2023 was mainly attributable to the decrease in our operating expenses of US$42.7 million from 2022 to 2023, partially offset by the increase in cost of revenues of US$18.7 million from 2022 to 2023.

FINANCIAL INFORMATION

DISCUSSION OF CERTAIN KEY ITEMS FROM OUR CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table presents our summary consolidated balance sheet data as of the dates presented, which have been extracted from our audited consolidated financial statements included in Appendix I to the Listing Application.
	As of December 31,			As of June 30, 2025
	2022	2023	2024
	US$	US$	US$	US$
	(in thousands)
Cash and cash equivalents	316,262	425,960	535,976	318,533
Restricted cash, current	1,806	49	21	20
Short-term investments(1)	261,643	163,594	209,035	289,493
Accounts receivable, net	25,899	31,580	28,555	27,084
Amounts due from related parties, current	8,306	5,650	8,322	7,443
Prepaid expenses and other current assets	29,654	39,513	52,713	59,228
Total current assets	643,570	666,346	834,622	701,801
Restricted cash, non-current	450	196	175	188
Amounts due from related parties, non-current	2,969	—	—	—
Property, equipment and software, net	26,827	15,420	17,241	29,443
Operating lease right-of-use assets	8,138	6,419	13,342	16,338
Long-term investments(1)	80,653	51,712	130,799	214,142
Prepayment for long-term investments	—	—	52,823	25,000
Other non-current assets	8,907	7,024	1,819	4,134
Total non-current assets	127,944	80,771	216,199	289,245
Total assets	771,514	747,117	1,050,821	991,046
Accounts payable and other current liabilities	44,042	44,299	66,548	107,804
Amounts due to related parties	—	—	900	744
Operating lease liabilities, current	4,058	3,866	3,438	4,825
Total current liabilities	48,100	48,165	70,886	113,373
Operating lease liabilities, non-current	3,788	2,246	9,835	11,928
Other non-current liabilities	1,714	1,533	1,389	1,480
Total liabilities	53,602	51,944	82,110	126,781
Total mezzanine equity	1,257,497	1,361,278	—	—
Total shareholders’ (deficit) equity	(539,585)	(666,105)	968,711	864,265
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	771,514	747,117	1,050,821	991,046

Note:
(1)
Short-term investments represent purchased short-term investments by the Company from financial institutions for idle funds management purpose, including term deposits, corporate bonds, commercial paper, yankee bonds and other wealth management products, etc.

Long-term investments are mainly comprised of investments in convertible redeemable preferred shares, term deposits and certificate of deposits.

FINANCIAL INFORMATION

The following table sets forth our current assets and current liabilities as of the dates indicated.
	As of December 31,			As of June 30, 2025	As of August 31, 2025
	2022	2023	2024
	US$	US$	US$	US$	US$
	(in thousands)
					(unaudited)
Current assets
Cash and cash equivalents	316,262	425,960	535,976	318,533	199,933
Restricted cash, current	1,806	49	21	20	301
Short-term investments	261,643	163,594	209,035	289,493	321,903
Accounts receivable, net	25,899	31,580	28,555	27,084	26,065
Amounts due from related parties, current	8,306	5,650	8,322	7,443	7,626
Prepaid expenses and other current assets	29,654	39,513	52,713	59,228	57,545
Total current assets	643,570	666,346	834,622	701,801	613,373
Current liabilities
Accounts payable and other current liabilities	44,042	44,299	66,548	107,804	55,088
Amounts due to related parties	—	—	900	744	824
Operating lease liabilities, current	4,058	3,866	3,438	4,825	4,889
Total current liabilities	48,100	48,165	70,886	113,373	60,801
Net current assets	595,470	618,181	763,736	588,428	552,572
Our net current assets decreased from US$588.4 million as of June 30, 2025 to US$552.6 million as of August 31, 2025, primarily due to a decrease in cash and cash equivalents of US$118.6 million for working capital use and the purchases of short-term investments, partially offset by a decrease in current portion of accounts payable and other current liabilities of US$52.7 million, and an increase in short-term investments of US$32.4 million.
Our net current assets decreased from US$763.7 million as of December 31, 2024 to US$588.4 million as of June 30, 2025, primarily due to a decrease in cash and cash equivalents of US$217.4 million for working capital use and the purchases of short-term investments and an increase in current portion of accounts payable and other current liabilities of US$41.3 million, partially offset by an increase in short-term investments of US$80.5 million.
Our net current assets increased from US$618.2 million as of December 31, 2023 to US$763.7 million as of December 31, 2024, primarily due to (i) an increase in cash and cash equivalents of US$110.0 million mainly attributable to the proceeds from our initial public offering on Nasdaq and concurrent private placement in November 2024, partially offset by the cash used for working capital and purchases of short-term investments; and (ii) an increase in short-term investments of US$45.4 million. Such increase was partially offset by an increase in accounts payable and other current liabilities of US$22.2 million.
Our net current assets increased from US$595.5 million as of December 31, 2022 to US$618.2 million as of December 31, 2023, primarily due to an increase in cash and cash equivalents of US$109.7 million, mainly attributable to the proceeds from sales and maturities of short-term investments and proceeds from issuance of preferred shares in 2023, partially offset by the cash used for working capital. Such increase was partially offset by a decrease in short-term investments of US$98.0 million.
Property, Equipment and Software, Net
Our property, equipment and software consist of (i) computer and equipment, including servers, computers and other network equipment, (ii) vehicle and equipment for technology development, production

FINANCIAL INFORMATION

and commercial operations, (iii) leasehold improvements, (iv) software necessary for our technology development, (v) furniture and fixtures in our office space, and (vi) finance lease right-of-use assets. The carrying value of our property, equipment and software, after deducting accumulated depreciation and amortization, amounted to US$26.8 million, US$15.4 million, US$17.2 million and US$29.4 million as of December 31, 2022, 2023 and 2024 and June 30, 2025, respectively.
We have assessed indicators of potential impairment for long-lived assets (including asset groups) and determined the following: (i) no significant decrease in the market price of any long-lived asset (asset group) was observed; (ii) no material adverse changes were identified in the extent or manner of use, physical condition, legal factors, or business climate that could affect asset values — including regulatory actions or assessments; (iii) costs incurred for the acquisition or construction of long-lived assets (asset groups) did not significantly exceed original estimates; (iv) notwithstanding the operating losses and cash outflows during the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2025, the expected commercialization and revenue growth prospects did not indicate impairment; and (v) there was no expectation that any long-lived asset (asset group) would be sold or disposed of significantly prior to the end of its previously estimated useful life. Based on the analysis, we identified no indicators of impairment for long-lived assets, including property, equipment, software, and operating lease right-of-use assets, as of the end of each period of the Track Record Period.
Long-term Investments
Long-term investments consist primarily of our investments in marketable debt securities, debt investment in investee’s preferred shares, term deposits and certificate of deposits, and equity investments in certain private companies. The investments in marketable debt securities and term deposits and certificate of deposits were US$79.9 million as of December 31, 2024. Our long-term investments decreased from US$80.7 million as of December 31, 2022 to US$51.7 million as of December 31, 2023, as a result of our shifting investment focus towards short-term investments. Our long-term investments subsequently increased to US$214.1 million as of June 30, 2025 as we changed our investment strategy by increasing the percentage of long-term bank deposits to enhance capital management efficiency and increased our equity investment in certain private companies.
Cash and Cash Equivalents, Short-term Investments and Restricted Cash
Cash and cash equivalents, short-term investments and restricted cash constitute our most liquid assets. Short-term investments include portfolio investments which are of high liquidity and are unrestricted for withdrawal or use and have maturities of one year or less. These investments normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such investments part of our cash management program. Restricted cash consists primarily of our security deposits held in designated bank accounts for our office lease contracts in the United States, for the issuance of letter of guarantee and for certain portfolio investments.
The total amount of our cash and cash equivalents, short-term investments and restricted cash remained relatively stable at US$580.2 million as of December 31, 2022 and US$589.8 million as of December 31, 2023. The total amount of our cash and cash equivalents, short-term investments and restricted cash increased to US$745.2 million as of December 31, 2024, attributable primarily to the proceeds from our initial public offering on Nasdaq and concurrent private placement in November 2024. Our cash and cash equivalents, short-term investments and restricted cash then decreased to US$608.2 million as of June 30, 2025, primarily due to cash used for working capital and purchase of long-term investments.
We have been in the past, and expect to continue, prudently evaluating and considering potential short-term and long-term investments to strategically manage our surplus cash on hand, which means those funds exceeding our immediate operating requirements and not immediately required for working capital or financial obligations. We have adopted an investment policy as guidelines for the parameters, responsibilities, and controls for our investments, which became effective upon our initial public offering on Nasdaq in November 2024 and remains effective as of the date of this Document. Under such investment policy, we are required to ensure the safety and preservation of our investment portfolio and can only invest in instruments

FINANCIAL INFORMATION

and wealth management products that (i) are generally of high liquidity, are readily marketable or unrestricted for withdrawal, redemption or liquidation, and have maturities of no more than 37 months; (ii) maintain relatively low risk, have high credit ratings and are typically issued by governments, reliable commercial banks and renowned corporations; and (iii) normally offer returns higher than bank deposits. No intended exception may be made to our investment policy without our Board’s prior approval. Investment in new instruments not included in our investment policy should be approved by our Board and temporary minor exceptions to our investment policy, such as the limit and term, should be approved by our Chief Financial Officer.
Our Board or its designated committee conducts a review of the sufficiency of our investment policy at least annually and when necessary to ensure that the policy remains consistent with our overall business objectives. Any modifications or amendments to our investment policy must be in written form and be approved by our Board or its designated committee. Our Chief Financial Officer oversees the execution of our investment policy and develops the investment strategy. Our finance, legal and business development departments, with personnel who have extensive experience in investments, finance and business strategies, are responsible for executing our investment strategies, identifying investment targets and making investments. The finance department also reviews the diversification of the available funds on a semi-annual basis to ensure compliance with the investment policy, and reports its review results to our audit committee.
We will comply with relevant requirements under Chapter 14 of the Listing Rules and disclose the details of our investments or other notifiable transactions to the extent necessary and as appropriate after the [REDACTED].
Accounts Receivable, Net
Our accounts receivable, net consist primarily of outstanding payments due from customers in connection with the services or products we provide.
The following table sets forth the breakdown of our accounts receivable, net as of the dates indicated.
	As of December 31,			As of June 30, 2025
	2022	2023	2024
	US$	US$	US$	US$
	(in thousands)
Accounts receivable, gross	25,989	31,844	29,283	27,761
Allowance for doubtful accounts	(90)	(264)	(728)	(677)
Accounts receivable, net	25,899	31,580	28,555	27,084
Our accounts receivable, net increased from US$25.9 million as of December 31, 2022 to US$31.6 million as of December 31, 2023, mainly due to increases in accounts receivable relating to (i) technical services and sales of products for our licensing and applications business and (ii) technical services for our robotaxi business. Our accounts receivable, net decreased from US$31.6 million as of December 31, 2023 to US$28.6 million as of December 31, 2024, mainly due to settlement of certain accounts receivable relating to (i) technical services and sales of products for our licensing and applications business and (ii) technical services for our robotaxi business, which was partially offset by increases in accounts receivables relating to technical services for our licensing and applications business and transportation services for our robotruck business. Our accounts receivable, net remained relatively stable at US$27.1 million as of June 30, 2025, as compared to US$28.6 million as of December 31, 2024.

FINANCIAL INFORMATION

The following table sets forth our accounts receivable turnover days for the periods indicated.
	For the year ended December 31,			For the six months ended June 30, 2025
	2022	2023	2024
Accounts receivable turnover days(1)	70	147	149	147

Note:
(1)
Our accounts receivable turnover days for each period equals the average of the beginning and ending balances of accounts receivable for that period divided by our total revenues for that period and multiplied by the number of days in that period.

Our accounts receivable turnover days increased from 70 days in 2022 to 147 days in 2023, mainly due to a significant increase in the average of the beginning and ending balances of accounts receivable in 2023, as compared to such average in 2022. This was primarily because we began the commercialization at the end of 2021, resulting in a relatively low balance of accounts receivable at the beginning of 2022, which in turn lowered the average of the beginning and ending balances of accounts receivable for 2022. As our commercialization progressed and revenue increased, the balance of our accounts receivable continuously grew, leading to a notable increase in the average of the beginning and ending balances of accounts receivable in 2023. Our accounts receivable turnover days remained relatively stable at 147 days, 149 days and 147 days in 2023 and 2024 and the six months ended June 30, 2025, respectively.
The following table sets forth the aging analysis of our accounts receivable as of the dates indicated.
	As of December 31,			As of June 30, 2025
	2022	2023	2024
	US$	US$	US$	US$
	(in thousands)
Within 3 months	25,899	26,982	20,764	11,344
Between 3 months and 6 months	—	1,225	847	7,943
Between 6 months and 1 year	—	2,680	957	2,087
More than 1 year	—	693	5,987	5,710
Total	25,899	31,580	28,555	27,084
As of August 31, 2025, US$9.4 million, representing 34.8% of accounts receivable, net as of June 30, 2025 were subsequently settled. As of August 31, 2025, US$1.0 million or, 17.7% of accounts receivable aged more than one year as of June 30, 2025, had been subsequently settled. Accounts receivable aged more than one year as of June 30, 2025 that remained unsettled as of August 31, 2025 are primarily from customers with sound credit profiles and no record of default in the past. Meanwhile, we have stable business relationships with these customers and are currently working with them on various ongoing projects. We also maintain regular communication and follow-up with customers in respect of long-aged accounts receivable and carry out collection efforts on a periodic basis. In accordance with our accounting policies, we diligently monitor and collect the outstanding accounts receivables as they become due and may recognize expected credit losses on long-aged accounts receivable as appropriate. Based on the foregoing, we do not expect there is any recoverability issue for our accounts receivable.
Accounts Payable and Other Current Liabilities
Our accounts payable and other current liabilities consist primarily of (i) payroll and related expenses; (ii) payables and accrued expenses for goods or services; (iii) advance from long-term investments disposal, in relation to disposal of a portion of our investment in a private company in China that develops GPU chips and related products; (iv) contract liabilities; (v) tax payables; and (vi) warrants liability. The following table sets forth the breakdown of accounts payable and other current liabilities as of the dates indicated.

FINANCIAL INFORMATION

	As of December 31,			As of June 30, 2025
	2022	2023	2024
	US$	US$	US$	US$
	(in thousands)
Payable related to employees’ exercise of share-based awards	—	—	—	40,730
Payroll and related expenses	15,587	16,070	23,741	17,045
Payables and accrued expenses for goods or services	10,048	13,751	25,665	27,444
Advance from long-term investments disposal	—	—	8,347	—
Contract liabilities	4,921	2,406	3,229	2,051
Loans payable to potential investors	3,946	—	—	—
Tax payables	3,195	2,411	1,812	16,695
Warrants liability	2,516	5,617	—	—
Finance lease liabilities	1,245	1,244	532	369
Amounts reimbursable to employees	549	734	761	741
Welfare payable	269	271	281	292
Others	1,766	1,795	2,180	2,437
Total	44,042	44,299	66,548	107,804
Our accounts payable and other current liabilities remained relatively stable at US$44.0 million and US$44.3 million as of December 31, 2022 and 2023, respectively. Our accounts payable and other current liabilities increased to US$66.5 million as of December 31, 2024, primarily attributable to the increases in payroll and related expenses and payables and accrued expenses for goods or services, mainly driven by our business growth. Our accounts payable and other current liabilities increased to US$107.8 million as of June 30, 2025, primarily due to the payable related to employees’ exercise of share-based awards of US$40.7 million, mainly in relation to the proceeds we collected on behalf of certain employees from sales of such employees’ shares, which has been distributed to such employees after withholding taxes are deducted.
The following table sets forth our accounts payable turnover days for the periods indicated.
	For the year ended December 31,			For the six months ended June 30, 2025
	2022	2023	2024
Accounts payable turnover days(1)	33	48	72	82

Note:
(1)
Our accounts payable turnover days for each period equals the average of the beginning and ending balances of accounts payable for that period divided by our total costs and operating expenses (excluding staff costs, depreciation and amortization) for that period and multiplied by the number of days in that period.

Our accounts payable turnover days increased from 33 days in 2022 to 48 days in 2023 and to 72 days in 2024 and further to 82 days in the six months ended June 30, 2025, primarily due to the increases in balances of our accounts payable, which was generally in line with our business growth and the progression of our commercialization.
As of August 31, 2025, US$11.0 million, representing 40.0% of accounts payable as of June 30, 2025 were subsequently settled.
LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash raised from the issuance of equity securities. As of June 30, 2025, we had a total of US$608.0 million in cash and cash equivalents and short-term investments, of

FINANCIAL INFORMATION

which 23.8% were denominated in Renminbi and held by our PRC subsidiaries. The remaining cash and cash equivalents and short-term investments were denominated in U.S. dollars and held by our company and our subsidiaries in Hong Kong or the United States. Our cash and cash equivalents and short-term investments consist primarily of cash on hand, bank time deposit and highly liquid investments placed with multiple banks or other financial institutions across geographic locations, which are unrestricted for withdrawal or use and have maturities of one year or less. We manage these liquid assets in a prudent manner to mitigate cash management risks.
Based on our current operating plan, we believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months following the date of this document. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Risk Factors — Risks Related to Our Business and Industry — We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.”
Cash Flows
The following table sets forth our cash flows for the periods indicated.
	Year Ended December 31,			Six Months Ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
				(unaudited)
Net cash used in operating activities	(154,768)	(115,421)	(110,758)	(59,122)	(79,570)
Net cash provided by (used in) investing activities	49,329	136,494	(181,267)	(28,669)	(160,416)
Net cash provided by (used in) financing activities	191,573	89,764	407,389	(710)	23,600
Effect of exchange rate changes on cash and cash equivalents	(10,607)	(3,150)	(5,397)	(2,704)	(1,045)
Increase (decrease) in cash and cash equivalents	75,527	107,687	109,967	(91,205)	(217,431)
Cash, cash equivalents and restricted cash at beginning of the year	242,991	318,518	426,205	426,205	536,172
Cash, cash equivalents and restricted cash at end of the year	318,518	426,205	536,172	335,000	318,741
Operating activities
Net cash used in operating activities was US$154.8 million for the year ended December 31, 2022, attributable primarily to net loss of US$148.3 million, adjusted for (i) a net increase of non-cash items of US$27.3 million, which consisted primarily of share-based compensation of US$13.2 million and depreciation and amortization of US$16.8 million, and (ii) a net decrease of US$33.8 million in changes in operating assets and liabilities. The net decrease in changes in operating assets and liabilities was attributable primarily to the increases in (a) accounts receivable of US$26.5 million as the commercialization of our technology continued

FINANCIAL INFORMATION

to progress, (b) right-of-use assets of US$9.9 million due to accounting treatments with regard to our leased properties, and (c) prepaid expenses and other current assets of US$9.9 million, generally in line with our business expansion, partially offset by the increase in accounts payable and other current liabilities of US$19.0 million mainly due to the rising payroll and related expenses driven by the increased average number of employees in 2022.
Net cash used in operating activities was US$115.4 million for the year ended December 31, 2023, attributable primarily to net loss of US$125.3 million, adjusted for (i) a net increase of non-cash items of US$29.6 million, which consisted primarily of depreciation and amortization of US$14.3 million, non-cash lease expense of US$5.5 million, changes in fair value of equity investment of US$4.7 million and share-based compensation of US$3.3 million, and (ii) a net decrease of US$19.7 million in changes in operating assets and liabilities. The net decrease in changes in operating assets and liabilities was attributable primarily to (a) the increase in accounts receivable of US$16.4 million relating to (i) technical services and sales of products for our licensing and applications business and (ii) technical services for our robotaxi business, and (b) the increase in prepaid expenses and other current assets of US$5.0 million, generally in line with our business expansion, partially offset by the decrease in amounts due from related parties of US$5.6 million.
Net cash used in operating activities was US$110.8 million for the year ended December 31, 2024, attributable primarily to net loss of US$275.0 million, adjusted for (i) a net increase of non-cash items of US$152.1 million, which consisted primarily of share-based compensation of US$127.0 million, changes in fair value of equity investment of US$21.3 million, depreciation and amortization of US$8.4 million, non-cash lease expense of US$6.2 million and realized gains from investments of US$5.7 million, and (ii) a net increase of US$12.2 million in changes in operating assets and liabilities. The net increase in changes in operating assets and liabilities was attributable primarily to the increases in (a) accounts payable and other current liabilities of US$23.2 million, generally in line with our business expansion, and (b) operating lease liabilities of US$7.2 million relating to the new office spaces in Beijing leased in 2024, partially offset by the increases in (a) right-of-assets of US$11.4 million from new leased properties and (b) prepaid expenses and other current assets of US$9.9 million, generally in line with our business expansion.
Net cash used in operating activities was US$79.6 million for the six months ended June 30, 2025, attributable primarily to net loss of US$90.6 million, adjusted for (i) a net increase of non-cash items of US$7.4 million, which consisted primarily of realized gains from investments of US$18.4 million, share-based compensation of US$16.2 million and changes in fair value of equity investment of US$6.2 million, and (ii) a net increase of US$3.7 million in changes in operating assets and liabilities. The net increase in changes in operating assets and liabilities was attributable primarily to the increases in (a) accounts payable and other current liabilities of US$6.5 million generally in line with our business expansion, and (b) operating lease liabilities of US$3.5 million relating to new leased properties, partially offset by the increases in (a) right-of-use assets of US$5.5 million from new leased properties and (b) prepaid expenses and other current assets of US$2.3 million.
To improve our net cash operating outflow, we aim to continuously expand our business scale driving revenue growth, while improving operational efficiency and enhancing operating leverage.
(i)
As our robotaxi service achieves greater scale, revenues generated from fare-charging are projected to become a more significant contributor to our revenue. The increased volume of rides — combined with the cost-efficiency gains realized through technological innovation and economies of scale — will drive robust revenue growth and margin expansion. Our total number of robotaxi orders received in 2022, 2023 and 2024 was over 146,000, 138,000 and 329,000, respectively. From January 1, 2025 to the Latest Practicable Date, our total number of robotaxi orders received was over 410,000.

Through continuous design optimizations, bill-of-materials (“BOM”) costs of our 7th generation solution were reduced by 70%, including an 80% decrease in autonomous driving computation (ADC) expenses and a 68% reduction in solid-state LiDAR costs compared to the previous generation. These cost-reduction milestones have enabled us to pursue mass production, laying a strong foundation for rapid fleet expansion.

FINANCIAL INFORMATION

(ii)
We are also strategically accelerating the expansion of our robotruck services. During the Track Record Period, we operated a fleet of 146, 171, 191 and 169 robotrucks, comprising both self-owned and leased from Sinotrans, as of December 31, 2022, 2023 and 2024 and June 30, 2025, respectively. Leveraging Cyantron Group’s success and Sinotran’s extensive logistics network, we intend to cost-effectively expand the fleet size of robotrucks, its logistics capacities and serve a wider customer base of logistics companies. Our corporate customers for robotruck services increased from 31 in the six months ended June 30, 2024 to 114 in the six months ended June 30, 2025. With increased number of customers, increased service volumes, increased number of service routes, and optimized asset utilization, we anticipate continuing unlocking the revenue-generating potential of our robotruck services.

(iii)
To date, we have successfully commercialized our licensing and applications business. The number of domain controllers we sold increased from 508 sets in 2022 to 2,788 sets in 2023 and further to 2,940 sets in 2024. We have also sold 8,109 sets for the six months ended June 30, 2025. For our licensing and application services, compared to the previous generation, our latest generation of domain controller lowers costs by as much as 80%, making it more suitable for large-scale mass production.

Since 2022 and up to the Latest Practicable Date, we have implemented a series of cost-reduction and efficiency-enhancement initiatives across our operations. These measures include: (i) optimizing our workforce structure by consolidating redundant roles and introducing targeted incentive programs for key personnel to improve overall productivity. We also expanded our team of field application engineers (FAEs), which has helped reduce delivery costs and improve project profitability; (ii) restructuring the architecture of our data centers and refining data retention, distribution, and access strategies, thereby lowering data management expenses; (iii) optimizing office layouts and reducing underutilized rental space to cut property-related costs; (iv) improving the use of office supplies and equipment and streamlining procurement processes by shifting toward direct purchasing, which has helped reduce administrative and operational costs; and (v) enhancing financial discipline through annual and rolling quarterly budget reviews. For R&D projects specifically, we have adopted lifecycle management tools and closely monitored budgets and execution progress to ensure efficient resource allocation and utilization.
Investing activities
Net cash provided by investing activities was US$49.3 million for the year ended December 31, 2022. This was attributable primarily to proceeds from the sales and maturities of investments of US$274.1 million, partially offset by purchases of short-term investments of US$193.8 million and purchases of long-term investments of US$19.4 million.
Net cash provided by investing activities was US$136.5 million for the year ended December 31, 2023. This was attributable primarily to proceeds from the sales and maturities of investments of US$221.8 million, partially offset by purchases of short-term investments of US$66.1 million and purchases of long-term investments of US$15.0 million.
Net cash used in investing activities was US$181.3 million for the year ended December 31, 2024. This was attributable primarily to purchases of short-term investments of US$513.6 million and purchases of long-term investments of US$113.8 million, partially offset by proceeds from the sales and maturities of investments of US$510.3 million.
Net cash used in investing activities was US$160.4 million for the six months ended June 30, 2025. This was attributable primarily to purchases of short-term investments of US$208.9 million and purchases of long-term investments of US$109.0 million, partially offset by proceeds from the sales and maturities of short-term investments of US$153.7 million.
Short-term investments include primarily our investments in wealth management products. The underlying assets of these wealth management products include corporate bonds, asset-backed securities and

FINANCIAL INFORMATION

commercial papers, all of which have low-risk profiles. Long-term investments consist primarily of our investments in marketable debt securities, debt investment in investee’s preferred shares, term deposits and certificate of deposits, and equity investments in certain private companies and funds.
Financing activities
Net cash provided by financing activities was US$191.6 million for the year ended December 31, 2022. This was attributable primarily to net proceeds from issuance of Series D convertible redeemable preferred shares of US$186.3 million and capital contribution from non-controlling shareholders of subsidiaries of US$7.5 million.
Net cash provided by financing activities was US$89.8 million for the year ended December 31, 2023. This was attributable primarily to net proceeds from issuance of Series D convertible redeemable preferred shares of US$104.0 million.
Net cash provided by financing activities was US$407.4 million for the year ended December 31, 2024. This was attributable primarily to net proceeds from our initial public offering on Nasdaq and the concurrent private placement in November 2024.
Net cash provided by financing activities was US$23.6 million for the six months ended June 30, 2025. This was attributable primarily to proceeds from shares sold on behalf of employees of US$40.7 million, partially offset by repurchase/settlement of RSUs of US$11.6 million.
RECONCILIATION BETWEEN U.S. GAAP AND IFRS
It should be noted that the consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effect of material differences between our historical financial information prepared under U.S. GAAP and IFRS is as follows.

FINANCIAL INFORMATION

	For the year ended December 31, 2022 IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares	Lease accounting	Share-based compensation	Issuance costs in relation to the listing	Investments measured at fair value	Amounts as reported under IFRS Accounting Standards
		Note i	Note ii	Note iii	Note iv	Note v
	(US$ in thousands)
Research and development expenses	(153,601)	—	249	2,237	—	—	(151,115)
Selling, general and administrative expenses	(49,178)	(325)	47	(1,793)	—	—	(51,249)
Total operating expenses	(202,779)	(325)	296	444	—	—	(202,364)
Other income, net	9,614	—	(342)	—	—	—	9,272
Gains from fair value change of investments	—	—	—	—	—	3,172	3,172
Fair value changes of convertible redeemable Preferred Shares	—	(103,862)	—	—	—	—	(103,862)
Loss before income tax	(148,324)	(104,187)	(46)	444	—	3,172	(248,941)
Income tax benefits	74	—	—	—	—	—	74
Net loss	(148,250)	(104,187)	(46)	444	—	3,172	(248,867)
Net loss attributable to non-controlling interests	(232)	—	—	—	—	1,856	1,624
Net loss attributable to Pony AI Inc.	(148,018)	(104,187)	(46)	444	—	1,316	(250,491)
Unrealized gain on available-for- sale investments, net of tax of $86, for the year ended December 31, 2022	3,172	—	—	—	—	(3,172)	—
Total other comprehensive loss	(13,067)	—	—	—	—	(3,172)	(16,239)
Total comprehensive loss	(161,317)	(104,187)	(46)	444	—	—	(265,106)
Total comprehensive loss attributable to Pony AI Inc.	(161,794)	(104,187)	(46)	444	—	—	(265,583)

FINANCIAL INFORMATION

	For the year ended December 31, 2023 IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares	Lease accounting	Share-based compensation	Issuance costs in relation to the listing	Investments measured at fair value	Amounts as reported under IFRS Accounting Standards
		Note i	Note ii	Note iii	Note iv	Note v
	(US$ in thousands)
Research and development expenses	(122,707)	—	251	(649)	—	—	(123,105)
Selling, general and administrative expenses	(37,417)	(202)	44	412	—	—	(37,163)
Total operating expenses	(160,124)	(202)	295	(237)	—	—	(160,268)
Other income, net	1,427	—	(316)	—	—	—	1,111
Gain from fair value change of investments	—	—	—	—	—	8,089	8,089
Fair value changes of convertible redeemable Preferred Shares	—	(229,111)	—	—	—	—	(229,111)
Loss before income tax	(125,454)	(229,313)	(21)	(237)	—	8,089	(346,936)
Income tax benefits	126	—	—	—	—	—	126
Net loss	(125,328)	(229,313)	(21)	(237)	—	8,089	(346,810)
Net loss attributable to non-controlling interests	(516)	—	—	—	—	738	222
Net loss attributable to Pony AI Inc.	(124,812)	(229,313)	(21)	(237)	—	7,351	(347,032)
Unrealized gain on available-for- sale investments, net of tax of $243, for the year ended December 31, 2023	8,089	—	—	—	—	(8,089)	—
Total other comprehensive income (loss)	4,248	—	—	—	—	(8,089)	(3,841)
Total comprehensive loss	(121,080)	(229,313)	(21)	(237)	—	—	(350,651)
Total comprehensive loss attributable to Pony AI Inc.	(120,323)	(229,313)	(21)	(237)	—	—	(349,894)

FINANCIAL INFORMATION

	For the year ended December 31, 2024 IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares	Lease accounting	Share-based compensation	Issuance costs in relation to the listing	Investments measured at fair value	Amounts as reported under IFRS Accounting Standards
		Note i	Note ii	Note iii	Note iv	Note v
	(US$ in thousands)
Research and development expenses	(240,179)	—	284	25,641	—	—	(214,254)
Selling, general and administrative expenses	(56,747)	—	76	6,995	(8,549)	—	(58,225)
Total operating expenses	(296,926)	—	360	32,636	(8,549)	—	(272,479)
Other expenses, net	(15,477)	—	(380)	—	—	—	(15,857)
Gains from fair value change of investments	—	—	—	—	—	16,089	16,089
Fair value changes of convertible redeemable Preferred Shares	—	(364,301)	—	—	—	—	(364,301)
Loss before income tax	(275,005)	(364,301)	(20)	32,636	(8,549)	16,089	(599,150)
Income tax expenses	(1)	—	—	—	—	—	(1)
Net loss	(275,006)	(364,301)	(20)	32,636	(8,549)	16,089	(599,151)
Net loss attributable to non-controlling interests	(885)	—	—	—	—	7,578	6,693
Net loss attributable to Pony AI Inc.	(274,121)	(364,301)	(20)	32,636	(8,549)	8,511	(605,844)
Unrealized gain on available-for- sale investments, net of tax of $(282), for the year ended December 31, 2024	16,089	—	—	—	—	(16,089)	—
Total other comprehensive income (loss)	13,137	—	—	—	—	(16,089)	(2,952)
Total comprehensive loss	(261,869)	(364,301)	(20)	32,636	(8,549)	—	(602,103)
Total comprehensive loss attributable to Pony AI Inc.	(268,313)	(364,301)	(20)	32,636	(8,549)	—	(608,547)

FINANCIAL INFORMATION

	For the six months ended June 30, 2024 IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares	Lease accounting	Share-based compensation	Issuance costs in relation to the [REDACTED]	Investments measured at fair value	Amounts as reported under IFRS Accounting Standards
		Note i	Note ii	Note iii	Note iv	Note v
	(US$ in thousands)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Research and development expenses	(58,725)	—	106	184	[REDACTED]	—	(58,435)
Selling, general and administrative expenses	(15,579)	—	40	430	[REDACTED]	—	(15,109)
Total operating expenses	(74,304)	—	146	614	[REDACTED]	—	(73,544)
Other income, net	2,978	—	(133)	—	[REDACTED]	—	2,845
Gains from fair value change of investments	—	—	—	—	[REDACTED]	5,236	5,236
Fair value changes of convertible redeemable Preferred Shares	—	43,229	—	—	[REDACTED]	—	43,229
Loss before income tax	(51,773)	43,229	13	614	[REDACTED]	5,236	(2,681)
Income tax expenses	(2)	—	—	—	[REDACTED]	—	(2)
Net loss	(51,775)	43,229	13	614	[REDACTED]	5,236	(2,683)
Net loss attributable to non-controlling interests	(458)	—	—	—	[REDACTED]	—	(458)
Net loss attributable to Pony AI Inc	(51,317)	43,229	13	614	[REDACTED]	5,236	(2,225)
Unrealized gain on available-for-sale investments, net of tax of $408, for the six months ended June 30, 2024	5,236	—	—	—	[REDACTED]	(5,236)	—
Total other comprehensive loss	4,190	—	—	—	[REDACTED]	(5,236)	(1,046)
Total comprehensive loss	(47,585)	43,229	13	614	[REDACTED]	—	(3,729)
Total comprehensive loss attributable to Pony AI Inc.	(47,056)	43,229	13	614	[REDACTED]	—	(3,200)

FINANCIAL INFORMATION

	For the six months ended June 30, 2025 IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Lease accounting	Share-based compensation	Issuance costs in relation to the [REDACTED]	Investments measured at fair value	Amounts as reported under IFRS Accounting Standards
		Note ii	Note iii	Note iv	Note v
	(US$ in thousands)
Research and development expenses	(96,516)	228	(4,351)	[REDACTED]	—	(100,639)
Selling, general and administrative expenses	(26,574)	27	(1,795)	[REDACTED]	—	(33,105)
Total operating expenses	(123,090)	255	(6,146)	[REDACTED]	—	(133,744)
Other expenses, net	(2,015)	(355)	—	[REDACTED]	—	(2,370)
Investment income	28,687	—	—	[REDACTED]	(14,986)	13,701
Gains from fair value change of investments	—	—	—	[REDACTED]	1,215	1,215
Loss before income tax	(90,639)	(100)	(6,146)	[REDACTED]	(13,771)	(115,419)
Income tax expenses	(1)	—	—	[REDACTED]	—	(1)
Net loss	(90,640)	(100)	(6,146)	[REDACTED]	(13,771)	(115,420)
Net loss attributable to non-controlling interests	5,446	—	—	[REDACTED]	—	5,446
Net loss attributable to Pony AI Inc	(96,086)	(100)	(6,146)	[REDACTED]	(13,771)	(120,866)
Unrealized gain on available-for-sale investments, net of tax of $(25), for the six months ended June 30, 2025	(13,771)	—	—	[REDACTED]	13,771	—
Total other comprehensive income (loss)	(13,657)	—	—	[REDACTED]	13,771	114
Total comprehensive loss	(104,297)	(100)	(6,146)	[REDACTED]	—	(115,306)
Total comprehensive loss attributable to Pony AI Inc.	(104,045)	(100)	(6,146)	[REDACTED]	—	(115,054)

FINANCIAL INFORMATION

	As of December 31, 2022 IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares	Lease accounting	Share-based compensation	Issuance costs in relation to the listing	Investments measured at fair value	Amounts as reported under IFRS Accounting Standards
		Note i	Note ii	Note iii	Note iv	Note v
	(US$ in thousands)
Short-term investments	261,643	—	—	—	—	(225,125)	36,518
Financial assets at fair value through profit or loss, current	—	—	—	—	—	225,125	225,125
Operating lease right-of-use assets	8,138	—	(152)	—	—	—	7,986
Long-term investments	80,653	—	—	—	—	(80,653)	—
Financial assets at fair value through profit or loss, non-current	—	—	—	—	—	80,653	80,653
Total assets	771,514	—	(152)	—	—	—	771,362
Convertible redeemable Preferred Shares	—	3,041,848	—	—	—	—	3,041,848
Total liabilities	53,602	3,041,848	—	—	—	—	3,095,450
Mezzanine equity	1,257,497	(1,257,497)	—	—	—	—	—
Additional paid-in capital	63,200	—	—	(11,747)	—	—	51,453
Accumulated deficit	(614,659)	(1,784,351)	(152)	11,747	—	6,065	(2,381,350)
Accumulated other comprehensive loss	(163)	—	—	—	—	(6,065)	(6,228)
Total Pony AI Inc. shareholders’ deficit	(551,487)	(1,784,351)	(152)	—	—	—	(2,335,990)
Total shareholders’ deficit	(539,585)	(1,784,351)	(152)	—	—	—	(2,324,088)

FINANCIAL INFORMATION

	As of December 31, 2023 IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares	Lease accounting	Share-based compensation	Issuance costs in relation to the listing	Investments measured at fair value	Amounts as reported under IFRS Accounting Standards
		Note i	Note ii	Note iii	Note iv	Note v
	(US$ in thousands)
Short-term investments	163,594	—	—	—	—	(86,998)	76,596
Financial assets at fair value through profit or loss, current	—	—	—	—	—	86,998	86,998
Operating lease right-of-use assets	6,419	—	(173)	—	—	—	6,246
Long-term investments	51,712	—	—	—	—	(51,712)	—
Financial assets at fair value through profit or loss, non-current	—	—	—	—	—	51,712	51,712
Total assets	747,117	—	(173)	—	—	—	746,944
Convertible redeemable Preferred Shares	—	3,370,296	—	—	—	—	3,370,296
Total liabilities	51,944	3,370,296	—	—	—	—	3,422,240
Mezzanine equity	1,361,278	(1,361,278)	—	—	—	—	—
Additional paid-in capital	57,759	4,646	—	(11,510)	—	—	50,895
Accumulated deficit	(739,528)	(2,013,664)	(173)	11,510	—	14,154	(2,727,701)
Accumulated other comprehensive (loss) income	4,326	—	—	—	—	(14,154)	(9,828)
Total Pony AI Inc. shareholders’ deficit	(677,250)	(2,009,018)	(173)	—	—	—	(2,686,441)
Total shareholders’ deficit	(666,105)	(2,009,018)	(173)	—	—	—	(2,675,296)

FINANCIAL INFORMATION

	As of December 31, 2024 IFRS Accounting Standards adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares	Lease accounting	Share-based compensation	Issuance costs in relation to the listing	Investments measured at fair value	Amounts as reported under IFRS Accounting Standards
		Note i	Note ii	Note iii	Note iv	Note v
	(US$ in thousands)
Short-term investments	209,035	—	—	—	—	(115,120)	93,915
Financial assets at fair value through profit or loss, current	—	—	—	—	—	115,120	115,120
Operating lease right-of-use assets	13,342	—	(193)	—	—	—	13,149
Long-term investments	130,799	—	—	—	—	(105,103)	25,696
Financial assets at fair value through profit or loss, non-current	—	—	—	—	—	105,103	105,103
Total assets	1,050,821	—	(193)	—	—	—	1,050,628
Total liabilities	82,110	—	—	—	—	—	82,110
Additional paid-in capital	2,228,444	2,103,795	—	(44,146)	8,549	—	4,296,642
Accumulated deficit	(1,287,851)	(2,103,795)	(193)	44,146	(8,549)	30,243	(3,325,999)
Accumulated other comprehensive income (loss)	10,134	—	—	—	—	(30,243)	(20,109)
Total Pony AI Inc. shareholders’ equity	951,122	—	(193)	—	—	—	950,929
Total shareholders’ equity	968,711	—	(193)	—	—	—	968,518

FINANCIAL INFORMATION

	As of June 30, 2025 IFRS Accounting Standards adjustments
	Amounts as Reported under U.S. GAAP	Lease accounting	Share-based compensation	Issuance costs in relation to the [REDACTED]	Investments measured at fair value	Amounts as Reported under IFRS Accounting Standards
		Note ii	Note iii	Note iv	Note v
	(US$ in thousands)
Short-term investments	289,493	—	—	[REDACTED]	(249,583)	39,910
Financial assets at fair value through profit or loss, current	—	—	—	[REDACTED]	249,583	249,583
Prepaid expenses and other current assets	59,228	—	—	[REDACTED]	—	54,465
Operating lease right-of-use assets	16,338	(293)	—	[REDACTED]	—	16,045
Long-term investments	214,142	—	—	[REDACTED]	(163,500)	50,642
Financial assets at fair value through profit or loss, non-current	—	—	—	[REDACTED]	163,500	163,500
Total assets	991,046	(293)	—	[REDACTED]	—	985,990
Total liabilities	126,781	—	—	[REDACTED]	—	126,781
Additional paid-in capital	2,234,712	—	(38,000)	[REDACTED]	—	2,205,261
Accumulated deficit	(1,384,009)	(293)	38,000	[REDACTED]	16,472	(1,343,142)
Accumulated other comprehensive income (loss)	2,175	—	—	[REDACTED]	(16,472)	(14,297)
Total Pony AI Inc. shareholders’ equity	853,363	(293)	—	[REDACTED]	—	848,307
Total shareholders’ equity	864,265	(293)	—	[REDACTED]	—	859,209

(i)
Preferred Shares

Under U.S. GAAP, we classified the preferred shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of our control. The preferred shares are recorded initially at fair value, net of issuance costs. We record accretion on the preferred shares to the redemption value from the date that it becomes probable that the instrument will become redeemable to the earliest redemption dates.
Under IFRS, certain redemption triggering events of the preferred shares are outside of our control. In addition, the holders of the preferred shares are entitled to convert the preferred shares into a variable number of our Company’s ordinary shares upon occurrence of certain events. Accordingly, the preferred shares are regarded as a hybrid instrument consisting of a host debt instrument and a conversion option as a derivative. We designated the entire preferred shares as financial liabilities at fair value through profit or loss such that the preferred shares are initially recognized at fair value, while subsequently changes in the fair value are recognized in profit or loss. The issuance costs are recorded in profit or loss.
Accordingly, the reconciliation includes a fair value loss difference of US$103.9 million, US$229.1 million, US$364.3 million, US$43.2 million and nil, and a difference of US$0.3 million, US$0.2 million, nil, nil and nil in selling, general and administrative expenses, recognized in net loss attributable to us, for each of the years ended December 31, 2022, 2023 and 2024 and for the six months ended

FINANCIAL INFORMATION

June 30, 2024 and 2025, respectively. The reconciliation also includes the difference between mezzanine equity under U.S. GAAP and convertible redeemable preferred shares under IFRS of US$1,784.4 million, US$2,009.0 million, nil and nil as of December 31, 2022, 2023 and 2024 and June 30, 2025, respectively.
(ii)
Lease Accounting

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expenses to produce a straight-line recognition effect in profit or loss.
Under IFRS, the amortization of the right-of-use assets is on a straight-line basis while the interest expenses related to the lease liabilities are measured at amortized cost.
Accordingly, the reconciliation includes an expense difference recognized in the consolidated statements of profit or loss and other comprehensive income of US$46 thousand, US$21 thousand, US$20 thousand, US$13 thousand and US$100 thousand for each of the years ended December 31, 2022, 2023 and 2024 and for the six months ended June 30, 2024 and 2025, respectively. The reconciliation also includes a difference in total shareholders’ (deficit)/equity of US$0.2 million, US$0.2 million, US$0.2 million and US$0.3 million as of December 31, 2022, 2023 and 2024 and June 30, 2025, respectively.
(iii)
Share-based Compensation

(1)
Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and we have chosen to account for forfeitures when they occur. Under IFRS, a similar policy election will not be allowed, and forfeitures must be estimated.
(2)
Attribution — share-based awards with graded-vesting features

For the share-based awards granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.
(3)
Share-based awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfillment of a qualified successful initial public offering, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in November 2024.
Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under than under U.S. GAAP.
(4)
Modification accounting on share-based awards

For the share-based awards which vesting is improbable but becomes probable, under U.S. GAAP, compensation cost is recognized on the basis of the modified award’s fair-value based measure as of the modification date. While under IFRS, compensation cost is recognized on the basis of the grant-date fair value of the original award plus the incremental value of the modified award on the modification date.

FINANCIAL INFORMATION

Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of profit or loss and other comprehensive income of US$0.4 million, US$0.2 million, US$32.6 million, US$0.6 million and US$6.1 million for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2024 and 2025, respectively.
(iv)
Issuance Costs in Relation to Our [REDACTED]

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual [REDACTED] of securities may be deferred and charged against the gross [REDACTED] of the [REDACTED], shown in equity as a deduction from the [REDACTED].
Under IFRS, such issuance costs apply different criteria for capitalization when the [REDACTED] involves both existing shares and a concurrent issuance of new shares of our Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, we recorded issuance costs associated with the [REDACTED] of existing shares in the profit or loss.
Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of profit or loss and other comprehensive income of US$8.5 million and US$[REDACTED] million for the year ended December 31, 2024 and the six months ended June 30, 2025, respectively, in relation to the [REDACTED] expenses incurred during the initial public offering and listing of our ADSs in the United States in November 2024 as well as the [REDACTED].
(v)
Investments Measured at Fair Value

Under U.S. GAAP, for investments in investee’s shares which are determined to be debt securities, we account for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses, net of taxes recorded in accumulated other comprehensive income or loss. Realized gains or losses on the sales of these securities are recognized in the consolidated statements of operations.
Under IFRS, the aforementioned investments are classified as financial assets at fair value through profit or loss and measured at fair value. Fair value changes of these long-term investments are recognized in profit or loss.
Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of profit or loss and other comprehensive income of US$3.2 million, US$8.1 million, US$16.1 million, US$5.2 million and US$13.8 million for the years ended December 31, 2022, 2023 and 2024 and the six months ended June 30, 2024 and 2025, respectively. The reconciliation also includes a reclassification between short-term investments and current financial assets at fair value through profit or loss of approximately US$225.1 million, US$87.0 million, US$115.1 million and US$249.6 million as well as a reclassification between long-term investments and non-current financial assets at fair value through profit or loss of approximately US$80.7 million, US$51.7 million, US$93.9 million and US$163.5 million as of December 31, 2022, 2023 and 2024 and June 30, 2025, respectively.
INDEBTEDNESS
Our Directors confirm that as of the Latest Practicable Date, there was no material covenant on any of our outstanding debt and there was no breach of any covenant during the Track Record Period and up to the Latest Practicable Date. Our Directors further confirm that our Group did not experience any difficulty in obtaining bank loans and other borrowings, default in payment of bank loans and other borrowings or breach of covenants during the Track Record Period and up to the Latest Practicable Date.
Save as disclosed below, and apart from intra-group liabilities and normal trade payables in the ordinary course of the business, as of August 31, 2025, being the most recent practicable date for determining our indebtedness, we did not have any bank and other loan, or any loan capital issued and outstanding or agreed to be issued, bank overdraft, borrowing or similar indebtedness, liabilities under acceptance (other than

FINANCIAL INFORMATION

normal trade bills) or acceptance credits, debentures, mortgages, charges, hire purchases or finance lease commitments, guarantees or other material contingent liabilities. Our Directors confirm that there had been no material change in our indebtedness since August 31, 2025 and up to the date of this Document.
As of August 31, 2025, we have outstanding lease payments not yet paid for the remainder of the lease terms amounting to approximately US$17.4 million in aggregate, comprising approximately US$15.6 million, which are secured by our rental deposits and unguaranteed; and approximately US$1.8 million which are unsecured and unguaranteed.
The following table sets forth our indebtedness as of the dates indicated.
	As of December 31,			As of June 30, 2025	As of August 31, 2025
	2022	2023	2024
	US$	US$	US$	US$	US$
	(in thousands)
					(unaudited)
Operating lease liabilities	7,846	6,112	13,273	16,753	15,735
Finance lease liabilities	2,597	2,431	1,688	1,345	1,616
Loans payable to potential investors	3,946	—	—	—	—
Total	14,389	8,543	14,961	18,098	17,351
Operating Lease Liabilities
We lease office spaces and warehouses in several cities in the PRC and the United States under operating leases. Our operating lease liabilities, including current and non-current portion, amounted to US$7.8 million, US$6.1 million, US$13.3 million, US$16.8 million and US$15.7 million as of December 31, 2022, 2023 and 2024 and June 30, 2025 and August 31, 2025, respectively.
Finance Lease Liabilities
We lease logistics vehicles and containers in the PRC under finance leases. Our finance lease liabilities, including current and non-current portion, amounted to US$2.6 million, US$2.4 million, US$1.7 million, US$1.3 million and US$1.6 million as of December 31, 2022, 2023 and 2024 and June 30, 2025 and August 31, 2025, respectively.
Loans Payable to Potential Investors
We entered into the loan agreements with the PRC onshore investment funds to borrow loans at the amount of RMB equivalent of US$3.9 million as of December 31, 2022, which are unsecured and unguaranteed.
During the year ended December 31, 2024, we obtained a banking facility at the amount of RMB equivalent of US$13.9 million. During the Track Record Period and up to the Latest Practicable Date, the banking facility has not been used.
CAPITAL EXPENDITURES
We made capital expenditures of US$12.0 million, US$5.1 million, US$11.4 million and US$14.5 million in 2022, 2023 and 2024 and for the six months ended June 30, 2025, respectively. Historically, our capital expenditures were primarily made in connection with the purchases of (i) vehicle and equipment for technology development, production and commercial operations, (ii) computer and equipment, including servers, computers and other network equipment, (iii) leasehold improvement, (iv) software necessary for our technology development and (v) furniture and fixtures. Historically, as our business continued to grow rapidly,

FINANCIAL INFORMATION

our capital expenditures decreased over time, primarily due to our improved economies of scale, technological advancements and enhanced operational efficiency. We intend to continue to invest in capital expenditures to bolster business expansion, especially with the acceleration of large-scale commercialization. We intend to fund our future capital expenditures with financial resources available to us, including cash generated from our business operations, the net [REDACTED] from the [REDACTED], and credit facilities and other financing resources available to us.
CAPITAL COMMITMENTS
In August 2023, we entered into an agreement with Toyota Motor (China) Investment Co., Ltd. and GAC Toyota Motor Co., Ltd. to establish a joint venture and jointly advance the future mass production and large-scale deployment of fully driverless Level 4 vehicles. As of June 30, 2025, we had a future investment commitment of US$51.5 million in cash payable by September 30, 2025.
KEY FINANCIAL RATIOS
The following table sets forth certain of our key financial ratios for the periods indicated.
	Year ended December 31,			Six months ended June 30,
	2022	2023	2024	2024	2025
				(unaudited)
Revenue growth	N/A(1)	5.1%	4.3%	N/A(3)	43.3%
Gross profit margin	46.9%	23.5%	15.2%	10.5%	16.3%
Research and development expenses as percentages of revenues	(224.6)%	(170.7)%	(320.1)%	(237.6)%	(272.4)%
Net loss margin	(216.7)%	(174.2)%	(366.4)%	(209.5)%	(255.8)%
Adjusted net loss margin (non-GAAP)(2)	(195.3)%	(164.9)%	(204.8)%	(226.3)%	(210.0)%

Notes:
(1)
Labeled as “N/A” as the financial information for the year ended December 31, 2021 was not within the Track Record Period.

(2)
Calculated using adjusted net loss (non-GAAP) for the year, which represents net loss excluding non-cash sharebased compensation and changes in fair value of warrants liability, divided by total revenues for such year multiplied by 100%.

(3)
Labeled as “N/A” as the financial information for the six months ended June 30, 2023 was not separately prepared and therefore was not available.

See “— Description of Key Components of Our Results of Operations” and “— Discussion of Certain Key Items from Our Consolidated Statements of Financial Position.”
RELATED PARTY TRANSACTIONS
In the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties. None of these transactions or arrangements are considered to be material except for the following.
The table below sets forth the major related parties and their relationships with us as of June 30, 2025.
Name of related parties	Relationship with our Company
Toyota	Our shareholder
Sinotrans Limited (“Sinotrans”)	Non-controlling shareholder of Cyantron Logistics
Dr. Tiancheng Lou	Our director, shareholder and Chief Technology Officer

FINANCIAL INFORMATION

The table below sets forth our material related party transactions for the periods indicated:
	Year Ended December 31,			Six Months Ended June 30,
	2022	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
				(unaudited)
Revenues
Toyota	4,205	612	107	—	11
Sinotrans	21,188	22,491	30,719	12,330	11,137
Total	25,393	23,103	30,826	12,330	11,148
Operating and finance lease
Cost:
Sinotrans	843	1,191	1,433	711	454
Selling, general and administrative expenses:
Sinotrans	29	37	37	19	18
Interest expense:
Sinotrans	101	107	111	61	38
Interest income
Dr. Tiancheng Lou(1)	83	21	—	—	—
We have conducted transactions with Toyota, our substantial Shareholder, in the ordinary course of our business. We have rendered engineering solution services to Toyota in exchange for service fees of US$4.2 million in 2022, US$0.6 million in 2023, US$0.1 million in 2024 and US$11 thousand in the six months ended June 30, 2025, while no such revenues were generated in the six months ended June 30, 2024 from Toyota. We have also conducted transactions with Sinotrans, a non-controlling shareholder of our subsidiary Cyantron Logistics, in the ordinary course of our business. We offered Virtual Driver operation services to Sinotrans in exchange for services fees of approximately US$21.2 million in 2022, US$22.5 million in 2023 and US$30.7 million in 2024, and US$12.3 million and US$11.1 million for the six months ended June 30, 2024 and 2025, respectively.
Depending on operational needs, we also lease trucks, containers, and office facilities from Sinotrans, and rental fees are incurred by Cyantron Group for the use of the leased assets from Sinotrans. During the Track Record Period, we incurred costs and expenses related to the use of such leased assets in an aggregate amount of US$1.0 million in 2022, US$1.3 million in 2023, US$1.6 million in 2024, US$0.8 million in the first half of 2024, and US$0.5 million in the first half of 2025. The office lease is considered an operating lease, while the truck and container leases are considered finance leases. This classification and usage of the leased assets affect how the costs and expenses arising from the rental fees are shown in the financial statements. For detailed discussion, please see “Business — Ecosystem of Partners — Our Relationship with Sinotrans.”

FINANCIAL INFORMATION

The table below sets forth the balances with our related parties as of the dates indicated:
	As of December 31,			As of June 30, 2025
	2022	2023	2024
	US$	US$	US$	US$
	(in thousands)
Amounts due from related parties
Toyota (trade nature)	1,831	165	5	—
Sinotrans (trade nature)	6,475	5,485	8,317	7,443
Subtotal, current	8,306	5,650	8,322	7,443
Dr. Tiancheng Lou(1), non-current (non-trade nature)	2,969	—	—	—
Total	11,275	5,650	8,322	7,443
Amounts due to related parties
Sinotrans (trade nature)	—	—	900	744
Total	—	—	900	744
Operating and finance lease
Operating lease liabilities
Sinotrans	141	108	73	38
Finance lease liabilities
Sinotrans	2,597	2,431	1,688	1,345

Note:
(1)
In 2018, we offered a promissory note to Dr. Tiancheng Lou in the principal amount of US$2.9 million to cover the income taxes resulting from certain equity awards granted to him. The promissory note has been repaid by Dr. Tiancheng Lou in March 2023. In connection with this promissory note, interest income of us due from Dr. Tiancheng Lou was US$83 thousand in 2022, and US$21 thousand in 2023. In March 2023, Dr. Tiancheng Lou (through his affiliated shareholding entity) entered into a share repurchase agreement with us, pursuant to which we repurchased a certain amount of Series A preferred shares for a total cash consideration of US$4.8 million, subject to customary closing conditions. Dr. Tiancheng Lou used such cash proceeds to repay the promissory note.

For details of our related party transactions, see Note 15 to the Accountants’ Report included in Appendix I to the Listing Application.
Our Directors are of the view that each of the related party transactions set out in Note 15 to the Accountants’ Report included in Appendix I to the Listing Application was conducted in the ordinary course of business on an arm’s length basis and with normal commercial terms between the relevant parties. Our Directors are also of the view that our related party transactions during the Track Record Period would not distort our track record results or cause our historical results to become non-reflective of our future performance.
OFF-BALANCE SHEET ARRANGEMENTS
As of the Latest Practicable Date, we did not have any outstanding off-balance sheet arrangements.
FINANCIAL RISKS DISCLOSURE
Our activities expose us to a variety of financial risks: market risk (interest rate risk, foreign currency exchange risk and inflation risk) and credit risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. Risk management is carried out by our senior management.

FINANCIAL INFORMATION

Market Risk
Interest rate risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign currency exchange risk
The functional currency of our foreign subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities.
Foreign currency transactions recognized in the consolidated statements of operations are converted to the functional currency by applying the exchange rate prevailing on the date of the transaction. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.
Inflation risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.
Credit Risk
Credit risk arises from cash and cash equivalents, short-term investments, as well as credit exposures to customers, including outstanding receivables. The carrying amount of these financial assets represents the maximum amount of loss due to credit risk. Accounts receivable are typically unsecured and are derived from revenues earned directly from customers. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our customers and our ongoing monitoring processes of outstanding balances.
DIVIDENDS
We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A Ordinary Shares. We currently do not have any formal dividend policy to guide our dividends declaration or payments. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Regulatory Overview — PRC Regulations — Regulations on Foreign Exchange Control and Dividend Distribution.”
Any declaration and payment as well as the amount of dividends will be subject to our Articles and the Cayman Companies Act. Our board of directors has the discretion as to whether to distribute dividends,

FINANCIAL INFORMATION

subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. As advised by our Cayman Islands legal advisors, we are a holding company incorporated under the laws of the Cayman Islands, pursuant to which, the financial position of accumulated deficit does not prohibit us from declaring and paying dividends to our Shareholders. Dividends may still be declared and paid out of our share premium account notwithstanding our profitability, provided that our Memorandum and Articles do not prohibit such payment and our Company is able to pay its debts as they fall due in the ordinary course of business immediately after such payment.
DISTRIBUTABLE RESERVES
As of June 30, 2025, our reserves were nil, which represents our distributable reserve as of the same date.
NO MATERIAL ADVERSE CHANGE
Our Directors have confirmed that, up to the date of this Document, there has been no material adverse change in our financial, operational or trading position, indebtedness, contingent liabilities or prospects since June 30, 2025, being the end date of our latest audited financial statements, and there has been no event since June 30, 2025 that would materially affect the information shown in the Accountants’ Report set out in Appendix I.

OPERATING DATA

The following tables summarize key operating data of each of our service offerings.
Key Operating Data — Robotaxi
	2022	2023	2024	January 1, 2025 to the Latest Practicable Date/ as of Latest Practicable Date
Fleet size of robotaxis as of the end of the year/period(1)	262	252	270	686
Total number of public-facing orders received during the year/period(1)	over 146,000	over 138,000	over 329,000	over 410,000
Revenue per robotaxi per day(2) (US$)	3.7	4.9	13.8	27.1
Cumulative registered users as of the end of the year/period	over 62,000	over 110,000	over 270,000	over 512,000
Number of robotaxi permits (by categories)(3) obtained in Tier-1 cities in China out of 24 categories available	12(5)	19(6)	23(7)	24(7)
Accumulated robotaxi driverless operation mileage as of the end of the year/ period(4)	over 0.4 million kilometers	over 1.0 million kilometers	over 4.0 million kilometers	over 9.0 million kilometers

Note:
(1)
The following table summarizes the split of fleet size of robotaxis as of the end of the year/period indicated by operating nature.

	2022	2023	2024	January 1, 2025 to the Latest Practicable Date/ as of Latest Practicable Date
Commercial operations	24	65	120	202
Testing or public facing operations	238	187	150	484
Total	262	252	270	686

(2)
Calculated based on fare-charging vehicles and assuming 365-day per year of operation.

(3)
Under the current regulatory framework, each of the four Tier-1 cities in China issues six categories of robotaxi permits. Specifically, two sets of robotaxi permits: one for robotaxis operating autonomously with a safety driver present, and another for fully driverless Level 4 robotaxis. Within each set, there are three specific types of permits: testing permits, public-facing permits and fare-charging permits. Tier-1 cities usually grant robotaxi permits in stages, with each successive stage imposing stricter technical and operational requirements such as test mileage and disengagement rate. The initial permit is a testing permit which allows an autonomous driving technology company to test its Level 4 autonomous vehicle within testing areas. Then the company could apply for public-facing permits that allow testing vehicles to carry passengers without charges in open roads of certain designated areas. When reaching the most advanced stage, an autonomous driving company could obtain a fare-charging permit which allows it to operate Level 4 autonomous vehicles for commercial services (such as ride-hailing service). The Company is the only autonomous driving technology company to have obtained all types of robotaxi permits available across the four Tier-1 cities in China.

(4)
“Driverless operation mileage” refers to the total driverless mileage accumulated during its public-facing operation.

(5)
Testing permits with safety driver received in Beijing, Guangzhou, Shanghai and Shenzhen; public-facing permits with safety driver received in Beijing, Guangzhou, Shanghai and Shenzhen; commercial permits with safety driver received in Beijing and Guangzhou; driverless testing permits received in Beijing and Guangzhou; and driverless public-facing fare-charging permits received in Guangzhou.

(6)
Testing permits with safety driver received in Beijing, Guangzhou, Shanghai and Shenzhen; public-facing permits with safety driver received in Beijing, Guangzhou, Shanghai and Shenzhen; commercial permits with safety driver received in Beijing, Guangzhou

OPERATING DATA

and Shanghai; driverless testing permits received in Beijing, Guangzhou, Shanghai and Shenzhen; driverless public-facing permits received in Beijing, Guangzhou and Shenzhen; and driverless public-facing fare-charging permits received in Beijing and Guangzhou.
(7)
All permits available in tier-1 cities.

Key Operating Data — Robotruck
	2022	2023	2024	January 1, 2025 to the Latest Practicable Date/as of Latest Practicable Date
Fleet size of robotrucks as of the end of the year/ period(1)	146	171	191	172
Revenue per robotruck per day(2) (US$)	342	398	370	358
Accumulated robotruck autonomous driving mileage as of the end of the year/period	over 1.9 million kilometers	over 3.5 million kilometers	over 5.3 million kilometers	over 6.7 million kilometers
Number of corporate customers(3)	5	22	57	159
Revenue contribution from corporate customers (excl. Sinotrans)(4)	US$1.2 million	US$2.5 million	US$9.6 million	US$7.9 million

Notes:
(1)
The following table summarizes the number of robotrucks owned and leased as of the end of the year/period indicated.

		2022	2023	2024	January 1, 2025 to the Latest Practicable Date
Self-owned	Pony-operated	20	21	24	28
	Cyantron Group-operated	6	9	16	16
Leased from third-parties	Cyantron Group-operated	120	141	151	128
Total		146	171	191	172
The decrease in the total number of robotrucks in 2025 was primarily attributable to a reduction in trucks leased from third-parties, some of which were retired upon reaching the end of their service life.
The following table summarizes the number of robotrucks by operating nature as of the end of the year/period indicated.
	2022	2023	2024	January 1, 2025 to the Latest Practicable Date/as of Latest Practicable Date
Commercial operations	133	157	183	155
Testing or public facing operations	13	14	8	17
Total	146	171	191	172

(2)
Calculated based on revenue generated by Qingdao Cyantron, excluding revenue generated by trucks operated by third-party fleet operators and assuming 365-day per year of operation. The continuous decreases in revenue per robotruck per day from 2023 to the period from January 1, 2025 to the Latest Practicable Date were primarily because (i) improvements in logistics infrastructure and

OPERATING DATA

advancements in freight platform technologies, coupled with intensified competition within the logistics industry, have led to an overall decline in freight transportation prices, according to Frost & Sullivan and (ii) since 2023, we have expanded our robotruck service into the South China market, where we have adopted a relatively low-price strategy to capture market share in this new region. From January 1, 2025 to the Latest Practicable Date, our revenues from the robotruck business experienced a slight decline, accompanied by a reduction in fleet size. We have also proactively streamlined our operations by focusing on higher-margin logistics routes and foregoing certain low-margin routes that required significant price concessions to secure orders. These adjustments resulted in a decline in revenue per robotruck per day.
(3)
During the Track Record Period and up to the Latest Practicable Date, no customers terminated their business relationships with us.

(4)
All of our customers for robotruck services during the Track Record Period were corporate customers.

Key Operating Data — Licensing and Applications
	2022	2023	2024	January 1, 2025 to the Latest Practicable Date
Number of domain controllers sold	503	2,788	2,940	12,914
Average selling price of domain controllers (US$)(1)	Approximately 2,000	Approximately 2,400	Approximately 2,200	Approximately 1,700
Number of corporate customers(2)	14	30	49	22
Number of projects(3)	9	10	23	5(4)

Notes:
(1)
The price fluctuations are primarily due to the fact that our domain controllers come in multiple models and versions, resulting in variations in the product mix. The combination of products sold differs from year to year, leading to price fluctuations. Additionally, within the same version, pricing adjustments may be made based on order volume. Since the launch of our domain controller sales in 2022, our product line initially consisted solely of single-Orin products. In 2023, we began to expand our portfolio to include dual-Orin products with higher selling price. From 2023 to 2024, the average selling price of our domain controllers gradually declined, primarily due to the introduction of dual-Orin air-cooled products in 2024, which are priced lower than our water-cooled products. For the period from January 1, 2025 to the Latest Practicable Date, the average selling price further decreased, mainly because a substantial portion of our sales during this period was to a major customer who primarily procured single-Orin products with lower selling price.

(2)
During the Track Record Period and up to the Latest Practicable Date, no customers terminated their business relationships with us.

(3)
The number of licensing and applications projects recorded from January 1, 2025 to the Latest Practicable Date reflected only those projects with recognized revenue during such period, and did not include projects secured or under performance but without revenue recognized yet, or projects currently under negotiation.

(4)
Between January 1, 2025 and the Latest Practicable Date, we recorded five projects, primarily due to the timing of revenue recognition. Since revenue is recognized upon actual delivery, projects that can be fully delivered within the period indicated are relatively limited. In addition, during the Track Record Period, many projects involved R&D of domain controllers, which, after establishing long-term partnerships with our customers, gradually transitioned to hardware sale of domain controllers, therefore no longer recorded as projects since 2025.

SHARE INCENTIVE PLAN

2016 SHARE PLAN
The following is a summary of the principal terms of the 2016 Share Plan. The 2016 Share Plan is not subject to Chapter 17 of the Listing Rules as it does not involve any further grant of awards by the Company after the Listing.
(a)
Purpose

The purpose of the 2016 Share Plan is to enable us to grant equity awards to selected participants as incentives or rewards for their contribution to our group, in particular, (i) to motivate them to optimize their performance and efficiency for the benefit of our group; (ii) to attract and retain them whose contributions are or will be beneficial to our group; and (iii) to encourage them to enhance cooperation and communication amongst team members for the growth of our group.
(b)
Administration

The 2016 Share Plan shall be administered by one or more committees and each committee shall consist of one or more members of the Board who have been appointed by the Board.
(c)
Eligible Participants

Only employees, outside directors and consultants shall be eligible for the grant of non-statutory options, restricted share units or the direct award or sale of shares. Only employees shall be eligible for the grant of option that qualifies as an incentive stock option as described in the U.S. Internal Revenue Code of 1986, section 422(b) (“ISO(s)”).
(d)
Form of Awards

The 2016 Share Plan permits the direct award or sale of shares and the grant of options to purchase shares or restricted share units. Under the 2016 Share Plan, each award of shares shall be evidenced by a share grant agreement between the grantee and the Company, and each sale of shares shall be evidenced by a share purchase agreement between the purchaser and the Company. Such award or sale shall be subject to all applicable terms and conditions which are not inconsistent with the 2016 Share Plan and which the Board deems appropriate for inclusion in a share grant agreement or share purchase agreement.
(e)
Maximum Number of Shares

The maximum number of ordinary shares that may be issued pursuant to equity awards granted under the 2016 Share Plan is 58,427,257, subject to certain adjustments pursuant to the terms of the 2016 Share Plan.
(f)
Options

Exercise price
The entire purchase price or exercise price of shares issued under the 2016 Share Plan shall be payable in cash or cash equivalents at the time when such shares are purchased, except as otherwise provided. In addition, the Board in its sole discretion may also permit payment through any of the methods: (i) services rendered, (ii) promissory note, (iii) surrender of shares, (iv) exercise/sale, (v) net exercise, and (vi) other forms of payment.
Vesting Schedule
Share options generally have a 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. The share options will vest in accordance with the vesting schedules set out in the respective share award agreements with vesting period ranging from 2 to 5 years.

SHARE INCENTIVE PLAN

Rights attached to Options
Each grant of an option under the 2016 Share Plan shall be evidenced by a share option agreement between the optionee and our company. The option shall be subject to all applicable terms and conditions of the 2016 Share Plan and may be subject to any other terms and conditions that are not inconsistent with the 2016 Share Plan and that the board of directors deems appropriate for inclusion in a share option agreement. an optionee, or a transferee of an optionee, shall have no rights as a shareholder with respect to any shares covered by the optionee’s option until such person becomes entitled to receive such shares by filing a notice of exercise and paying the exercise price pursuant to the terms of such option.
(g)
Restricted Share Unit Award

General
Under the 2016 Share Plan, each award of restricted share unit award shall be evidenced by a restricted share unit award agreement between the grantee and the Company.
Restrictions on RSUs
Each restricted share unit award may or may not be subject to vesting, as determined by the Board in its sole discretion. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the restricted share unit award agreement. the holders of restricted share unit awards shall have no voting rights.
Settlement of RSUs
Settlement of any vested restricted share unit award maybe made in the form of (a) shares, (b) cash or (c) any combination of both, as determined by the Board in its sole discretion. The actual number of restricted share units eligible for settlement may be larger or smaller than the number included in the original restricted share unit award, based on predetermined performance factors. Methods of converting restricted share units into cash may include (without limitation) a method based on the average fair market value of a share over a series of trading days.
(h)
Amendment, Suspension or Termination

The Board may amend, suspend or terminate the 2016 Share Plan at any time and for any reason, except that to the extent required by applicable law, any amendment of the 2016 Share Plan will be subject to the approval of our company’s shareholders within 12 months of the amendment date if it (i) increases the number of shares available for issuance (unless otherwise provided under the 2016 Share Plan), or (ii) materially changes the class of persons who are eligible for the grant of ISOs. In addition, an amendment effecting any other material change to the term of the 2016 Share Plan will be subject to approval of our company’s shareholders only if required by applicable law. Shareholder approval shall not be required for any other amendment of the 2016 Share Plan.
Outstanding Awards
We have applied for, and [have been] granted (i) a waiver from the Stock Exchange from strict compliance with the disclosure requirements under Rule 17.02(1)(b) of and paragraph 27 of Appendix D1A to the Listing Rules in connection with the information of the options and RSUs granted under the Share Incentive Plan; and (ii) an exemption from the SFC from strict compliance with the disclosure requirements under paragraph 10(d) of Part I of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance in connection with the information of the options granted under the Share Incentive Plan. For further details, please refer to “Waivers and Exemption — Waiver and Exemption in relation to the 2016 Share Plan”.

SHARE INCENTIVE PLAN

Options
As of the Latest Practicable Date, the grantees of outstanding options under the 2016 Share Plan include three senior management members and 121 other grantees (who are our employees or former employees). Details of the outstanding options granted to the senior management members under the 2016 Share Plan as of the Latest Practicable Date are set out below:
Name	Address	Position held within our Group	Number of Class A Ordinary Shares underlying the outstanding options	Exercise price per Class A Ordinary Share	Date of Grant	Vesting Period
				(US$/Share)
Senior Management
Dr. Haojun Wang	1377 Martin AVE, San Jose, CA, 95126, United States	Chief Financial Officer	205,517	US$0.0005	December 5, 2016	4 years
Mr. Ning Zhang	Room 901, No. 23, Lane 955, Wuning Road, Putuo District, Shanghai, China	Vice president, head of autonomous driving system and head of the Beijing office	10,417	US$0.82	July 18, 2019	4 years
Dr. Luyi Mo	Room 905, No. 2 Guangzhi North 2 Road, Haizhu District, Guangzhou, China	Vice president and head of the Guangzhou and Shenzhen offices	13,334	US$1.65	April 23, 2020	4 years
Other grantees			1,637,903	US$0.0005 to US$5.6	November 30, 2016 to April 22, 2025	2 to 4 years
Total			1,867,171
Details of the outstanding options granted to other grantees under the 2016 Share Plan, categorized by the number of underlying shares, which were outstanding as of the Latest Practicable Date are set out below:

SHARE INCENTIVE PLAN

Category by number of underlying Class A Ordinary Shares	Number of Grantees	Exercise price per Class A Ordinary Shares	Date of Grant	Vesting Period	Total number of underlying Class A Ordinary Shares
		(US$/Share)
15,000 or below	86	0.29 to 3.28	May 29, 2018 to February 24, 2021	4 years	539,204
15,001 to 30,000	25	0.29 to 3.28	May 29, 2018 to February 24, 2021	4 years	570,121
30,001 or above	10	0.0005 to 5.6	November 30, 2016 to April 22, 2025	2 to 4 years	528,578
Total	121				1,637,903

Notes:
(1)
Assuming the [REDACTED] is not exercised and no further Shares are issued under the 2016 Share Plan.

(2)
The Company may issue further shares for the purpose of satisfying the exercise of the outstanding options within six months from the [REDACTED] pursuant to Rule 10.08(4) of the Listing Rules.

(3)
None of the grantees is required to pay any consideration for options granted.

As of the Latest Practicable Date, the awardees of outstanding restricted share units granted under the 2016 Share Plan include four Directors, five other senior management members and 608 other awardees (who are our employees or former employees). Details of the outstanding restricted share units granted to the Directors and other senior management members under the 2016 Share Plan as of the Latest Practicable Date are set out below:
Name	Address	Position held within our Group	Number of Class A Ordinary Shares underlying the outstanding restricted share units	Date of Grant	Vesting Period
Directors
Dr. Tiancheng Lou	Flat 101, Unit 2, Block 49, Jingfang Second District, Jianggan District, Hangzhou, Zhejiang Province, PRC	Executive Director and Chief Technology Officer	500,000	December 4, 2024	4 years
Mr. Jackson Peter Tai	75 Lower Cross Road, Greenwich, CT 06831, United States	Independent non-executive Director	7,525	December 4, 2024	1 year
Dr. Mark Qiu	G/F, House C3, Hillgrove, 18 Cape Drive, Chung Hom Kok, Hong Kong	Independent non-executive Director	7,525	December 4, 2024	1 year

SHARE INCENTIVE PLAN

Name	Address	Position held within our Group	Number of Class A Ordinary Shares underlying the outstanding restricted share units	Date of Grant	Vesting Period
Ms. Asmau Ahmed	839 W End Ave Apt 4F New York NY 10025-5381 United States	Independent non-executive Director	7,525	December 4, 2024	1 year
Senior Management
Dr. Haojun Wang	1377 Martin AVE, San Jose, CA, 95126, United States	Chief Financial Officer	483,726	May 15, 2023 to December 4, 2024	4 years
Mr. Ning Zhang	Room 901, No. 23, Lane 955, Wuning Road, Putuo District, Shanghai, China	Vice president, head of autonomous driving system and head of the Beijing office	470,001	May 28, 2021 to December 4, 2024	4 to 5 years
Mr. Hengyu Li	No. 521, Building No. 10, Shangdi East Lane 6th District, Haidian District, Beijing, China	Vice president and business unit lead of robotrucks	309,584	June 2, 2022 to December 4, 2024	4 years
Dr. Luyi Mo	Room 905, No. 2 Guangzhi North 2 Road, Haizhu District, Guangzhou, China	Vice president and head of the Guangzhou and Shenzhen offices	375,360	May 28, 2021 to December 4, 2024	4 to 5 years
Mr. Tian Gao	Room 2502, Building No. 6, Tong Yong Shi Dai Guo Ji, 3A Jian Guo Men Wai Ave., Chaoyang District, Beijing, China	Vice president, chief of staff, general counsel and secretary of the Board	647,126	May 28, 2021 to December 4, 2024	4 to 5 years
Other awardees			6,708,572	December 14, 2021 to September 22, 2025	2 to 5 years
Total			9,516,944

SHARE INCENTIVE PLAN

Details of the outstanding restricted share units granted to other awardees under the 2016 Share Plan, categorized by the number of underlying shares, which were outstanding as of the Latest Practicable Date are set out below:
Category by number of underlying Class A Ordinary Shares	Number of Awardees	Date of Grant	Vesting Period	Total number of underlying Class A Ordinary Shares
3,000 or below	304	December 14, 2021 to September 22, 2025	2 to 4 years	536,533
3,001 to 12,000	255	December 14, 2021 to September 22, 2025	2 to 4 years	1,488,164
12,001 or above	139	December 14, 2021 to September 22, 2025	2 to 5 years	4,683,875
Total	698			6,708,572

Notes:
(1)
Assuming the [REDACTED] is not exercised and no further Shares are issued under the 2016 Share Plan.

(2)
The Company may issue further Shares for the purpose of satisfying the outstanding awards within six months from the [REDACTED] pursuant to Rule 10.08(4) of the Listing Rules.

(3)
None of the grantees is required to pay any consideration for restricted share units granted.

As of the Latest Practicable Date, the number of Class A Ordinary Shares underlying outstanding options and awards granted under the 2016 Share Plan amounted to 11,384,115 Class A Ordinary Shares, representing approximately [REDACTED]% of the issued Shares immediately after completion of the [REDACTED] (assuming the [REDACTED] is not exercised and no further Shares are issued under the 2016 Share Plan). Assuming full vesting and exercise (if applicable) of all outstanding options and awards granted under the 2016 Share Plan, taking into account [REDACTED] Shares which may be issued pursuant to the outstanding options and awards granted (after deducting 2,847,531 Shares which had been issued to the Depository as at the Latest Practicable Date), the shareholding of our Shareholders immediately after the [REDACTED] (assuming the [REDACTED] is not exercised and no further Shares are issued under the 2016 Share Plan) will be diluted by approximately [REDACTED]%. The dilution effect on our earnings per Share would be approximately [REDACTED]%.